SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



02033833



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For May, 2002



ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany



PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibits	Description
1	Fiscal Year 2001
2	Consolidated Financial Statements 2001

EXHIBIT 1

Allianz Group

Fiscal Year 2001

Working together ...

... for our customers and shareholders



... for a safer world

... for profitable growth

AT A GLANCE

ALLIANZ GROUP		2001	Change from previous year in %	2000	Change from previous year in %	1999[1]	*More information on page*
Earnings before taxes	€ mn	1,827	– 62.8	4,913	2.3	4,804	*91*
Property/casualty insurance	€ mn	2,409	– 38.2	3,899	7.2	3,639	*98*
Life/health insurance	€ mn	412	– 74.7	1,626	32.2	1,229	*117*
Banking	€ mn	227	83.1	124	121.4	56	*128*
Asset management	€ mn	– 334	–	45	– 58.3	108	*132*
Taxes	€ mn	840	–	– 176	– 88.4	– 1,513	*61*[2]
Minority interests in earnings	€ mn	– 1,044	– 18.2	– 1,277	31.1	– 974	
Net income	€ mn	1,623	– 53.1	3,460	49.3	2,317	*92*
Total premium income	€ bn	75.1	9.4	68.7	13.4	60.6	*92*
Net revenue from banking	€ bn	3.9	–	0.2	–	0.2	*93*
Net revenue from asset management	€ bn	2.0	81.2	1.1	126.0	0.5	*93*
Assets under management	€ bn	1,172	67.4	700	83.3	382	*130*
Shareholders' equity	€ bn	31.7	– 11.1	35.6	19.9	29.7	*43*[2]
Return on equity after taxes	%	4.8	– 54.5	10.6	25.2	8.5	
Earnings per share	€	6.66	– 52.8	14.10	49.0	9.46	*19*
Employees		179,946	50.4	119,683	5.5	113,472	*147*

[1] *Adjusted to U.S. Listing and IAS SIC 12*

THE ALLIANZ SHARE		2001	Change from previous year in %	2000	Change from previous year in %	1999	*More information on page*
Share price at year end	€	266	– 33.3	399	19.3	334	*16*
Market capitalization at year end	€ bn	64.2	– 34.5	98.0	19.8	81.8	*18*
Dividend per share	€	1.50	–	1.50	20.0	1.25	*19*
Dividend paid	€ mn	362	– 2.0	369	20.2	307	*95*

The Allianz Group is rated A++ by A.M. Best and AA+ by Standard & Poor's.

[2] See Consolidated Financial Statements 2001

Please see the TABLE OF CONTENTS on page 9.

Consolidated balance sheet (short version)

ASSETS	2001 € bn	2000 € bn
Intangible assets	16.9	10.4
Investments in affiliated enterprises	10.2	11.8
Investments	345.3	280.8
Investments held on account and at risk of life insurance policy holders	24.7	22.8
Loans and advances to customers	239.7	28.1
Loans and advances to banks	61.3	7.1
Trading assets	128.4	0.4
Amounts ceded to reinsurers from insurance reserves	31.0	28.5
Other assets	85.4	50.1
Total assets	942.9	440.0

EQUITY AND LIABILITIES	2001 € bn	2000 € bn
Shareholders' Equity	31.7	35.6
Minority interests in shareholders' equity	17.3	16.2
Participation certificates and subordinated liabilities	12.2	1.3
Insurance reserves	299.5	284.8
Insurance reserves for life insurance where the investment risk is carried by policyholders	24.7	22.8
Liabilities to customers	177.3	9.7
Liabilities to banks	135.4	5.2
Certificated liabilities	134.7	13.6
Other liabilities	110.1	50.8
Total equity and liabilities	942.9	440.0

Consolidated income statement (short version)

	2001 € bn	2000 € bn
Premiums earned (net)	52.7	49.9
Net interest from banking	2.4	0.2
Income from investments and affiliated enterprises	15.1	21.8
Trading income	1.6	0.0
Fee and commission income, and income resulting from service activities	4.8	2.2
Insurance benefits	– 50.2	– 51.7
Loan loss allowance	– 0.6	0.0
Acquisition costs and administrative expenses	– 19.3	– 13.7
Other income/expenses	– 3.9	– 3.2
Amortization of goodwill	– 0.8	– 0.5
Income before taxes	1.8	4.9
Taxes	0.8	– 0.2
Minority interests in earnings	– 1.0	– 1.3
Net income	1.6	3.5
Earnings per share in €	6.66	14.10

Total premium income by business segments (€ 75.1 bn)


55.2 %
44.8 %
Life/health
Property/casualty

- The Dresdner Bank Group was integrated into the financial statements of Allianz Group as of July 23, 2001.
- In fiscal 2001, total premium income increased by 9.4 percent to 75.1 billion euros.
- Assets under management increased by 67 percent to 1,172 billion euros.
- Turmoil in the capital markets and the terrorist attack of September 11 on the United States had a significant impact on our earnings.
- Net income for the year amounted to 1.6 billion euros, more than 1.0 billion euros less than originally planned.

Total premium income by regions (€ 75.1 bn)


4.4 %
17.6 %
30.6 %
47.4 %
Germany
Rest of Europe
North/South America
Asia-Pacific Region/Africa

Assets under management by categories (€ 1,172 bn)


1.4 %
5.1 %
30.1 %
63.4 %
Interest-bearing securities
Equities
Real estate
Other investments

Revenues from banking by category (€ 3.9 bn)


33.1 %
6.3 %
60.6 %
Net interest income
Trading income
Net fee and commission income

Development of assets under management in € bn


382
700
1,172
1999
2000
2001
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0



Dear Shareholder,

Looking back upon a year that was marked by more turmoil and confronted us with greater challenges than many a year in the recent history of your company, an original remark by Konrad Adenauer, the first Chancellor of the Federal Republic of Germany came to mind. "History", he said, "is the sum of all the events that could not be prevented." How true. We could easily have done without many of the disturbances that upset the world and our industry in 2001 above all, the horrible terrorist attack on the World Trade Center, the symbol of a free and prosperous world economy.

A new dimension in destructive terrorism not only took the lives of thousands of human beings and inflicted tremendous pain and suffering on colleagues, friends and relatives of the victims; the attack also resulted in insurance losses of unprecedented magnitude and dealt the world's financial markets a severe blow. Against the background of a recessionary economic environment, these factors combined to have a devastating effect on our operating results. Despite continued intensive efforts on the part of our nearly 180,000 employees as well as our agents and cooperation partners, all of whom have earned my sincere thanks for their unremitting efforts, our net income amounted to only 1.6 billion euros – a solid billion euros less than planned. Following excellent performance in the year 2000, Allianz shares lost 33 percent of their value in the course of the reporting year.

For you, our shareholders, this is certainly every bit as disappointing as it is for my colleagues and myself. But does this mean we have to rethink the way we do business in light of recent developments? In various areas, this process is off to a good start. Examples include the creation of an early-warning system, review of our comprehensive risk controlling,



coverage for terrorist risks and discussions with government concerning the question as to how the consequences of such attacks can be insured in the future. But our business maxim of profitable growth will not be changed by the unprecedented destruction of September 11, 2001. Quite the opposite: for my colleagues and myself, subsequent developments are an additional incentive to stay our course and further increase the value of your company.

When you look at the newspapers, you are sure to find any number of reports on companies that have evidently forgotten what they stand for. Some have already disappeared, without having produced a single euro or dollar in earnings. That is not our world – Allianz stands for sustainability, continuity and predictability. Since 1992, we have improved the performance of your company year after year and thus generated the value you justifiably expect from your company. Following the setback in 2001, we have every confidence that we will be able to return to a path of growth in the current year.

You might ask yourself whether a company that is already generating revenues of over 80 billion euros, 75 billion of which derive from insurance activities alone, can continue to grow profitably? My answer is an unqualified yes. Size does not necessarily lead to inflexibility or a loss of forward momentum. We think and act in global dimensions, but we essentially work at the local level. Our companies, which operate in vastly disparate markets, know and understand their customers; they realize what they have to do to become even leaner, faster and more customer-focused and they know that they can rely on the global resources of the entire Group to support this ongoing process of improvement. This proven approach to our business will help us continue to tap many new sources of further growth and greater efficiency in the future.

We are also focusing our attention on expanding and networking our core activities to create integrated financial services. The acquisition of Dresdner Bank, the largest in the history of Allianz, was a salient example last year. This major corporate milestone not only made your company larger but also enabled Allianz to assume a new quality. Together with Dresdner Bank,



we are poised to capitalize on the enormous opportunities in the growth market for long-term insurance and investment products in Germany. We have a diversified product portfolio that offers a complete array of solutions for insurance, retirement benefits, asset management and banking needs. Plus we are setting up a multi-channel distribution network that will make us a unique single-source provider of integrated financial services and allow us to address any and all needs that our customers might have.

In the year under review, we have come a long way, and you can read about it beginning on page 32 of this Annual Report. But we still have a lot to do. That is why the year 2002 will, more than anything else, be a year of consolidation. In this context, we will concentrate on three major projects. First of all, we will energetically pursue our efforts to integrate Dresdner Bank and take appropriate profit-driven measures to restructure its operations. Secondly, we will continue to enhance the operational efficiency of our property and casualty insurance activities, especially in the area of industrial insurance, and the same applies to our asset management business. We are making a concerted effort to accelerate growth in these segments. Thirdly, we intend to leverage our solid, broad-based platform in the areas of private retirement insurance and corporate pension plans to further strengthen our position of leadership in this growth market throughout Europe in general and in Germany in particular.

Ladies and Gentlemen, a difficult year lies behind us and, despite all optimistic forecasts at the present time, we cannot know how the world economy will develop in the future. Together with Dresdner Bank, we have set ourselves ambitious targets for the years to come. Please give us your continued trust. My colleagues and I have every confidence that we will earn this trust with reports on good entrepreneurial progress and significantly better results in a year's time.

Yours sincerely

Schulte-Noelle

Dr. Henning Schulte-Noelle
Chairman of the Board of Management

DR. HENNING SCHULTE-NOELLE
Chairman of the Board of Management

DR. PAUL ACHLEITNER
Group Finance

DETLEV BREMKAMP
Europe I

MICHAEL DIEKMANN
Americas, Group Human Resources

DR. JOACHIM FABER
Allianz Dresdner Asset Management

DR. BERND FAHRHOLZ
Allianz Dresdner Financial Services
since July 20, 2001

LEONHARD H. FISCHER
Dresdner Corporates & Markets
since July 20, 2001

DR. REINER HAGEMANN
Europe II
Director responsible for
Labour Relations

HERBERT HANSMEYER
until December 31, 2001

DR. HORST MÜLLER
Group Financial Risk Management
since July 20, 2001

DR. HELMUT PERLET
Group Controlling, Accounting, Taxes, Compliance

DR. GERHARD RUPPRECHT
Group Information Technology

DR. WERNER ZEDELIUS
Growth Markets
since January 1, 2002



Ladies and Gentlemen,

We monitored the activities of the Board of Management in accordance with the responsibilities assigned to us by legal regulations and the company's articles of association. The Supervisory Board met five times in the course of fiscal year 2001. Between the meetings, the Board of Management kept us informed of important developments in written reports. In addition, the Board of Management notified the Chairman of the Supervisory Board of major developments and decisions as and when they occured.

The Supervisory Board received regular reports on business developments and the economic situation of the Allianz Group, Allianz AG and major affiliates. Reports of the Board of Management submitted to the Supervisory Board included the consolidated financial statements and interim reports of the Allianz Group, which were prepared in compliance with IAS accounting rules. We also received in-depth information on corporate planning for fiscal year 2002.

Acquisition and integration of Dresdner Bank The acquisition of Dresdner Bank was the major topic of discussion at the meetings of the Supervisory Board in the course of the year. This extremely complex transaction, which took the form of a public takeover offer, was completed as planned on July 23, 2001. Expeditious integration of Dresdner Bank and its subsidiaries into the Allianz Group now counts among the company's most urgent priorities. As a result, we dealt in-depth with the measures involved in the integration process. The Board of Management kept us informed on the current situation, and we were able to ascertain that rapid progress is being made.

In particular, we received a detailed presentation of the new organization of the asset management division and the model for a single integrated marketing strategy in Germany. We were also provided with in-depth information on activities involved in restructuring of divisions of Dresdner Bank and measures taken to improve earning performance. We received a separate report on the newly formed Corporates & Markets division, which regroups Dresdner Bank's corporate client and investment banking activities .

At the Allianz AG level, a Group Center was established to provide the holding company's Board of Management with support to facilitate management and control of the entire group. The Group Center's chief activities include definition of strategic goals and operational guidelines for the group.

Other topics of discussion The Board of Management reported to us on the ramifications for the Allianz Group of the terrorist attack of September 11, 2001. Notwhithstanding the financial burden imposed upon us by these events, we were above all relieved to hear that all Allianz employees working in the World Trade Center were able to leave the buildings in time and unharmed.

We also discussed the creation of Allianz Global Risks Rückversicherungs-AG. This company will assume responsibility for centralized coordination of international industrial insurance for major Allianz Group customers. Considerable effort will be required to enhance the earnings performance of these activities. We will closely follow further developments in this area.

The Supervisory Board was able to ascertain that Allianz is very well prepared for the German pension reform, which went into effect at the beginning of 2002. The company has a broad marketing platform and a comprehensive range of offerings that meet all needs in the area of private retirement insurance and company pension plans.

We unanimously approved the Board of Management's decision to offer Allianz shares at special conditions to employees in over 20 countries. For the first time, employees of Dresdner Bank were also eligible to participate in this share plan. The Long-Term Incentive Plan, which allows senior Group management to participate in the long-term performance of Allianz Aktiengesellschaft, was also expanded to include top-tier management of Dresdner Bank.

Corporate Governance The Supervisory Board welcomed the recently adopted German Corporate Governance Code. Many of the standards for the proper and responsible management and supervision of a company set forth in this code have long been part of everyday business practice at Allianz. We will consider additional recommendations that concern the Supervisory Board in the near future. However, we reserve the right not to implement certain recommendations if there are good reasons not to do so.

Committee meetings The members of the Supervisory Board formed a Standing Committee, an Executive Committee and a Mediation Committee in compliance with the German Codetermination Act. A total of four meetings were held in the course of the year under review, at which the members of the Standing Committee dealt primarily with capital measures taken by the company, other projects requiring approval and appointment of the auditors for the annual financial statements. The Executive Committee, which is responsible for human resources issues, met three times in the course of the year. There was no need for the Mediation Committee to meet.

Annual accounts and consolidated financial statements KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Munich, audited the annual accounts of Allianz AG and the consolidated financial statements of the Group as of December 31, 2001, as well as the management reports of Allianz AG and the Group and issued its certification without any reservations.

The annual accounts and the consolidated financial statements, management reports, the recommendation of the Board of Management concerning the appropriation of earnings and the audit reports submitted by KPMG were distributed to all the members of the Supervisory Board and were discussed in detail in the presence of the independent auditors at the meeting of the Supervisory Board held for this purpose on April 17, 2002. No objections arose in the course of our own review of the documents presented by the Board of Management and the independent auditors, and we concur with the findings of the audit by KPMG. We approved the appropriation of earnings as proposed by the Board of Management. The Supervisory Board approved, and thereby adopted, the annual accounts prepared by the Board of Management.

Members of the Supervisory Board and the Board of Management Several changes occurred in the composition of the Supervisory Board, partially as a result of the integration of Dresdner Bank into the Allianz Group. Employee representatives Karl Miller, Klaus Carlin, Reiner Lembke and Gerhard Renner resigned from the Supervisory Board. Mr. Miller was succeeded by Mr. Horst Meyer as his elected substitute. Mr. Frank Ley was elected as the new Deputy Chairman of the Supervisory Board. Messrs. Hinrich Feddersen, Peter Haimerl and Uwe Plucinski were appointed by the court to replace Messrs. Carlin, Lembke and Renner on the Supervisory Board. On the shareholder side, Dr. Karl-Herrmann Baumann left the Supervisory Board on September 30, 2001. The Court of Registry appointed Dr. Gerhard Cromme as his successor. This appointment is to be confirmed by the Annual General Meeting on June 12, 2002.

Dr. Alfons Titzrath and Dr. Albrecht Schmidt resigned from their positions as shareholder representatives on the Supervisory Board effective as of the end of the Annual General Meeting on June 12, 2002. The Supervisory Board proposes that the Annual General Meeting elect Dr. Bernd W. Voss to succeed Dr. Titzrath. Dr. Schmidt will be succeeded by Dr. Uwe Haasen as an elected substitute member.

We have expressed our thanks to the former members of the Supervisory Board members for their valuable contribution to our work.

Mr. Herbert Hansmeyer, who was responsible for North and South America, retired from the Board of Management on December 31, 2001, and Mr. Michael Diekmann has assumed his functions. We have expressed our thanks to Mr. Hansmeyer for his many years of successful service. Dr. Werner Zedelius was appointed to the Board of Management effective January 1, 2002, and is now responsible for Growth Markets.

The Supervisory Board would like to take this opportunity to express its gratitude to all the employees of the individual Group companies for their efforts and motivation. The continued success of the Allianz Group is attributable to a large extent to their commitment.

Munich, April 17, 2002

For the Supervisory Board



Dr. Klaus Liesen
Chairman

Supervisory Board

DR. KLAUS LIESEN Chairman of the Supervisory Board, Ruhrgas AG, Chairman

FRANK LEY Employee, Allianz Lebensversicherungs-AG, Deputy Chairman

DR. ALFONS TITZRATH Member of the Supervisory Board, Dresdner Bank AG, Deputy Chairman, until June 12, 2002

DR. KARL-HERMANN BAUMANN Chairman of the Supervisory Board, Siemens AG, until September 30, 2001

NORBERT BLIX Employee, Allianz Versicherungs-AG

DR. DIETHART BREIPOHL Former member of the Board of Management, Allianz Aktiengesellschaft

KLAUS CARLIN Consultant/Trainer, until July 11, 2001

BERTRAND COLLOMB Président Directeur Général, Lafarge

DR. GERHARD CROMME Chairman of the Supervisory Board, ThyssenKrupp AG, since October 18, 2001

JÜRGEN DORMANN Chairman of the Board of Management, Aventis S. A.

HINRICH FEDDERSEN Member of the Federal Steering Committee, ver.di – Vereinte Dienstleistungsgewerkschaft, since August 20, 2001

PETER HAIMERL Employee, Dresdner Bank AG, since September 6, 2001

PROFESSOR DR. RUDOLF HICKEL University Professor

REINER LEMBKE Employee, Allianz Versicherungs-AG, until September 1, 2001

HORST MEYER Employee, Hermes Kreditversicherungs-AG, since July 12, 2001

KARL MILLER Employee, Frankfurter Versicherungs-AG, until July 11, 2001

UWE PLUCINSKI Employee, Dresdner Bank AG, since August 20, 2001

REINHOLD POHL Janitor, Allianz Immobilien GmbH

GERHARD RENNER Member of the Board of Management, Deutsche Angestellten-Wohnungsbau-AG (DAWAG), until July 11, 2001

ROSWITHA SCHIEMANN Branch Manager, Allianz Versicherungs-AG

DR. ALBRECHT SCHMIDT Spokesman of the Board of Management, Bayerische Hypo- und Vereinsbank AG, until June 12, 2002

DR. MANFRED SCHNEIDER Chairman of the Board of Management, Bayer AG

DR. HERMANN SCHOLL Managing Director, Robert Bosch GmbH

JÜRGEN E. SCHREMPP Chairman of the Board of Management, DaimlerChrysler AG

JÖRG THAU Employee, Vereinte Krankenversicherung AG

CONTENT

International Executive Committee

In addition to members of Allianz AG's Board of Management, the International Executive Committee includes the heads of the major Allianz subsidiaries. Chaired by Dr. Henning Schulte-Noelle, this body discusses overall strategic issues at Group level.

HENNING SCHULTE-NOELLE Allianz AG, Munich
JEAN-PHILIPPE THIERRY AGF, Paris





GERHARD RUPPRECHT Allianz AG, Munich
BERND FAHRHOLZ Dresdner Bank, Frankfurt/Main

PAUL ACHLEITNER Allianz AG, Munich
LEONHARD H. FISCHER Dresdner Bank, Frankfurt/Main
GERD-UWE BADEN Allianz Suisse, Zurich





REINER HAGEMANN Allianz AG, Munich
WILLIAM RAYMOND TREEN Cornhill Insurance, London
WERNER ZEDELIUS Allianz AG, Munich

VICENTE TARDÍO BARUTEL Allianz Compañía de Seguros y Reaseguros, Barcelona
JOACHIM FABER Allianz AG, Munich
WILLIAM S. THOMPSON PIMCO, Newport Beach



HELMUT PERLET Allianz AG, Munich
HORST MÜLLER Dresdner Bank, Frankfurt/Main







DETLEV BREMKAMP Allianz AG, Munich
MARIO GRECO RAS, Milan
WOLFRAM LITTICH Allianz Elementar, Vienna

JEFFERY H. POST Fireman's Fund, Novato
MICHAEL DIEKMANN Allianz AG, Munich
MARK ZESBAUGH Allianz Life Insurance, Minneapolis

Allianz is one of the leading global service providers in insurance, banking and asset management. We serve our customers in more than 70 countries. The solidity, service and competence of our Group are backed by the commitment of our 179,946 employees worldwide.

GERMANY

- ADVANCE Bank AG
- Allianz Dresdner Asset Management GmbH
- Allianz Dresdner Bausparkasse AG
- Allianz Dresdner Pension Consult GmbH
- Allianz Global Risks Rückversicherungs-AG
- Allianz Globus MAT Versicherungs-AG
- Allianz Lebensversicherungs-AG
- Allianz Versicherungs-AG
- Bayerische Versicherungsbank AG
- DEGI Deutsche Gesellschaft für Immobilienfonds mbH
- Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG
- Deutsche Lebensversicherungs-AG
- DEUTSCHER INVESTMENT-TRUST Gesellschaft für Wertpapieranlagen mbH
- Dresdner Asset Management (Germany) GmbH
- Dresdner Bank AG
- Dresdner Bank Lateinamerika AG
- Frankfurter Versicherungs-AG
- Hermes Kreditversicherungs-AG
- Oldenburgische Landesbank AG
- Reuschel & Co.
- Vereinte Krankenversicherung AG
- Vereinte Lebensversicherung AG
- Vereinte Rechtsschutzversicherung AG
- Vereinte Versicherung AG

International Presence

AMERICA

Argentina
- AGF Allianz Argentina Compañia de Seguros Generales S. A.

Brazil
- AGF Brasil Seguros S. A.

Canada
- Allianz Insurance Company of Canada

Chile
- AGF Allianz Chile Compañia de Seguros Generales S. A.

Colombia
- Colseguros Generales Colombia

Mexico
- AFORE Allianz Dresdner
- Allianz México S. A. Compañia de Seguros

U.S.A.
- Allianz Insurance Company
- Allianz Life Insurance Company of North America
- Cadence Capital Management
- Dresdner Kleinwort Wasserstein Securities LLC
- Dresdner RCM Global Investors LLC
- Fireman's Fund Insurance Company
- Nicholas-Applegate
- PIMCO Advisors L.P.

Venezuela
- Adriática de Seguros C. A.

Selected
- Group companies
- Associated enterprises
- Joint ventures

Regional insurance centers
Representative offices
Representative agencies

EUROPE (excluding Germany)

Austria
- Allianz Elementar Versicherungs-Aktiengesellschaft
- Allianz Elementar Lebensversicherungs-Aktiengesellschaft

Belgium
- AGF Belgium Insurance

Bulgaria
- Allianz Bulgaria Insurance and Reinsurance Company Ltd.
- Allianz Bulgaria Life Insurance Company Ltd.
- Commercial Bank „Bulgaria Invest" Company Ltd.

Croatia
- Allianz Zagreb d.d.

Czech Republic
- Allianz pojišťovna, a.s.

France
- AGF Asset Management
- Assurances Générales de France
- *Assurances Générales de France IART*
- Assurances Générales de France Vie
- Banque AGF
- EULER Group
- Les Assurances Fédérales IARD
- *Mondial Assistance Group*

Great Britain
- Cornhill Insurance PLC
- Dresdner Kleinwort Wasserstein Ltd.
- Dresdner RCM Global Investors Holding (UK) Ltd.

Greece
- Allianz General Insurance Company S. A.
- Allianz Life Insurance Company S. A.

Hungary
- Hungária Biztosító R. t.
- Dresdner Bank (Hungária) R. t.

Ireland
- Allianz Irish Life Holdings plc
- Allianz Re Dublin Ltd.
- Allianz Worldwide Care Ltd.
- Dresdner Bank (Ireland) plc
- Dresdner International Management Services Ltd.

Italy
- Allianz Subalpina S. p. A.
- Lloyd Adriatico S. p. A.
- RAS ASSET MANAGEMENT SGR S. p. A.
- Riunione Adriatica di Sicurtà S. p. A.

Luxembourg
- dresdnerbank asset management S. A.
- *Dresdner Bank Luxembourg S. A.*
- International Reinsurance Company S. A.

Netherlands
- London Verzekeringen N. V.
- Royal Nederland Schade
- *Royal Nederland Leven*
- Zwolsche Algemeene Leven N. V.
- Zwolsche Algemeene Schadeverzekering N. V.

Poland
- T.U. Allianz Polska S. A.
- T.U. Allianz Polska Życie S. A.

Portugal
- Companhia de Seguros Allianz Portugal S. A.

Rumania
- Allianz Ţiriac Asigurări S. A.

Russian Federation
- Dresdner Bank ZAO
- Ost-West Allianz Insurance Company Russian People's Insurance Society „Rosno"

Slowak Republic
- Allianz poistòvňa, a.s.

Spain
- Allianz Compañia de Seguros y Reaseguros, S. A.
- Eurovida, S. A. Compañia de Seguros y Reaseguros S. A.

Switzerland
- *Allianz Hedge Fund Partners, LP*
- Allianz Risk Transfer (ART)
- Allianz Suisse Lebensversicherungs-Gesellschaft
- Allianz Suisse Versicherungs-Gesellschaft
- *Dresdner Bank (Schweiz) AG*
- ELVIA Reiseversicherungs-Gesellschaft AG (Elmonda)

Turkey
- Koç Allianz Hayat Sigorta A. S.
- *Koç Allianz Sigorta A. S.*



AFRICA

Burkina Faso
- Foncias

Egypt
- Arab International Insurance Company

Gabon
- OGAR

Ivory Coast
- SAFARRIV

ASIA

Brunei
National Insurance Company Berhad

China
- Allianz Asset Management (Hong Kong) Ltd.
- Allianz Dazhong Life Insurance Co. Ltd.
- Allianz Insurance Company – Guangzhou Branch
- Allianz Insurance (Hong Kong) Ltd.
- Dresdner RCM Global Investors Asia Ltd.

Indonesia
- P. T. Asuransi Allianz Utama Indonesia
- P. T. Asuransi Allianz Life Indonesia

Japan
- Allianz Fire and Marine Insurance Japan Ltd.
- Dresdner Kleinwort Wasserstein (Japan) Ltd., Hongkong
- MEIJI Dresdner Asset Management Co. Ltd.

Laos
- Assurances Générales du Laos

Malaysia
- Malaysia British Assurance, Malaysia
- Malaysia British Assurance Life

Pakistan
- Allianz EFU Health Insurance Ltd.

Philippines
- Pioneer Allianz Life Assurance Corporation

Singapore
- Allianz Insurance Company of Singapore Pte. Ltd.
- Allianz Parkway Integrated Care Pte. Ltd.
- Dresdner Asset Management Ltd.

South Korea
- Allianz General Insurance Company Ltd.
- Allianz Life Insurance Company Ltd.

Taiwan
- Allianz President General Insurance Company Ltd.
- Allianz President Life Insurance Co., Ltd.

Thailand
- Allianz C. P. General Insurance Co., Ltd.
- Allianz C. P. Life Assurance Co., Ltd.

United Arab Emirates
- Allianz Versicherungs-AG (Dubai Branch)

AUSTRALIA

- Allianz Asset Management Australia Ltd.

Allianz stands for profitable growth. The global financial services market in which we operate changes with extraordinary speed. We shape this change through our strategies and our entrepreneurial decisions.

The takeover and integration of Dresdner Bank follows our decision to enlarge the Allianz Group's scope of activities and to reorient the company accordingly. With this strategic move, we anticipate future market developments, positioning ourselves at an early stage as an integrated financial services provider. That will enable us to shape this growth market and continue our profitable growth.

Our strategic objectives and our priorities reflect our commitment to making full use of the tremendous business opportunities brought about by this profound transformation of our markets. In this process, we are guided by five long-term business principles:

1. We believe that we can best serve our shareholders by giving priority to our clients.
2. We realize that our continued success is based on our reputation, our acceptance by society and our ability to attract and retain the best people.
3. We foster the entrepreneurial spirit of our local group companies while providing the leverage of a global institution.
4. We recognize that a sustainable performance requires primary focus on operational excellence and organic growth, supported by profitable acquisitions.
5. We aim to be among the top five competitors in the markets in which we choose to participate.

These fundamental convictions lead us to the five strategic priorities listed below. They reflect a new strategic vision of the changing realities in the international financial services market: we see ourselves as a global financial services provider with activities in insurance, banking and asset management.

Our five strategic priorities are:

- optimizing the Economic Value Added of our Group, based on risk-adequate capital requirements and sustainable growth targets.
- exploiting high-growth market opportunities by leveraging our traditional risk management expertise.
- strengthening our leading position in life and health insurance and in asset management, especially in private and corporate retirement insurance plans.
- increasing our asset gathering capabilities by building customer specific, multichannel distribution platforms.
- expanding our investments and capital market expertise.

We are convinced that these principles and priorities will serve as a suitable compass to guide us in our efforts to cope with and fully exploit future changes in market conditions to the benefit of our clients, shareholders and employees.

The economic downturn in the U.S. and the September 11 terrorist attack took their toll on the stock market in 2001. In this difficult environment, the Allianz share price fell by 33.3 percent – more than the DAX and Dow Jones EURO STOXX 50 indices. Although our market capitalization dropped from approximately 98 billion euros to 64 billion euros, Allianz is still one of the most highly valued corporations in Europe. We increased the free float of our shares to 64 percent. At present, Allianz has approximately 440,000 shareholders.

The aftermath of September 11

In 2001, insurance stocks lagged behind general market indices. This is shown by the Dow Jones EURO STOXX Insurance index, which lost 28.4 percent, thus underperforming the cross-industry Dow Jones EURO STOXX 50 index by 8.2 percent. During the previous year, insurance stocks had clearly outperformed the market as a whole.

The downturn in 2001 is primarily attributable to the terrorist attack of September 11. After this attack, airline and insurance stocks in particular came under heavy pressure. The Allianz share suffered the same fate, because, as an insurer, we were directly affected by the attack on New York City. Losses amounting to 1.5 billion euros have impacted our balance sheet. Another determining factor for the Allianz share price was the traditionally high percentage of stocks in our investment portfolio. As capital markets deteriorated, the market value of these holdings depreciated considerably. The combination of these factors drove our share price down by 33.3 percent over the course of the year.

When we announced our intention of acquiring Dresdner Bank at the beginning of April, our share price dropped at first. But gradually, investors' confidence in the promising concept of an integrated financial services group started to grow. As a result, the Allianz share recovered and, by the end of the summer, its development was almost equal to that of the Dow Jones EURO STOXX 50 and Dow Jones EURO STOXX Insurance indices.

Development of the Allianz share price versus Dow Jones EURO STOXX 50 and Dow Jones EURO STOXX Insurance
indexed on the Allianz share price (Xetra)


410
380
350
320
290
260
230
200
1
2
3
4
5
6
7
8
9
10
11
12
Allianz
Dow Jones EURO STOXX 50
Dow Jones EURO STOXX Insurance

Source: Thomson Financial Datastream

The Allianz share remains a profitable long-term investment. Over the last ten years, the value of our share increased on average 11.7 percent per year (including dividends).

Allianz share performance in comparison
Average annual performance in %

	1 year (2001)	5 years (1997-2001)	10 years (1992-2001)
Allianz (excl. dividends)	- 33.3	13.6	11.1
Allianz (incl. dividends)	- 33.0	14.0	11.7
DAX	- 19.8	12.4	12.6
DJ EURO STOXX 50	- 20.2	15.5	14.3
DJ EURO STOXX Insurance	- 28.4	17.4	12.9
DJ EURO STOXX Financial Services	- 22.4	12.0	9.3
DJ EURO STOXX Bank	- 18.5	15.3	10.5

Source: Thomson Financial Datastream

As a guideline for long-term investors, we have calculated the increase in value produced by an investment in Allianz shares over different periods in the past. The starting point for these calculations is December 31, 1991. At this point, 10,000 euros are invested in Allianz shares and all dividends and subscription rights are reinvested in additional shares. As a basis for comparison, we use the performance of an investment of the same amount in DAX shares.

The following table shows that over the entire ten-year period, the value of the Allianz portfolio increased more than threefold.

Development of an investment of 10,000 euros in Allianz shares and in the DAX
Period of investment in years since December 31, 1991, in € 1,000


50
40
30
20
10
0
1
2
3
4
5
6
7
8
9
10
Allianz
DAX

Source: Thomson Financial Datastream

With a market capitalization of 64 billion euros, Allianz is one of the most highly valued corporations in Europe. Our share is included in all the major European indices: DAX and Dow Jones EURO STOXX 50, MSCI Europe and FTSE Eurotop 100. It is also used in calculating the MSCI World Index. We were particularly pleased to have been included in the Dow Jones Sustainability Index as of September 2001. This index only lists companies that have demonstrated outstanding corporate strategy in their respective industries in regard to sustainability in economic, ecological and social parameters (see page 26 of this Annual Report for additional information).

Market capitalization and share price on December, 31


Market capitalization
Xetra in € bn
Price on 12/31
Xetra in €
100
80
60
40
20
0
500
400
300
200
100
0
55
78
82
98
64
1997
1998
1999
2000
2001
Market capitalization
Price on 12/31

Source: Thomson Financial Datastream

Weighting of the Allianz share in European indices on December 31, 2001
in %

DAX (second-largest single share)	9.8
CDAX Insurance (largest single share)	43.1
DJ EURO STOXX 50 (15th-largest single share)	2.3
DJ EURO STOXX Insurance (largest single share)	20.9
MSCI Europe Index (22nd-largest single share)	1.0
MSCI Europe Insurance Index (largest single share)	14.8

Source: Morgan Stanley Capital International, Deutsche Börse, Stoxx Limited

Clearly lower result per share

The events of September 11 have left their mark on our balance sheet. In view of these circumstances, our original earnings forecast of 2.7 billion euros could no longer be maintained. Our earnings actually amounted to 1.6 billion euros. Based on an average of 243.6 million shares (not including treasury shares), this results in earnings per share (EPS) of 6.66 euros, a decrease of 52.8 percent from the previous year. For 2002, we are striving to produce earnings exceeding 3 billion euros.

Dividend at previous year level

Although our earnings were lower than expected because of the unforeseen terrorist attack, we propose to distribute a dividend of 1.50 euros per share to our shareholders for the year 2001. This means that the dividend remains at the same level as the previous year, after six successive increases, beginning in 1995. For the first time, the dividend paid in 2002 to shareholders taxable in Germany is taxed according to the "half-income" taxation method. This method eliminates the corporate tax credit but investors have to pay taxes only on 50 percent of the total dividend.

Dividend per share
in €



0.97
1.12
1.25
1.50
1.50
1997
1998
1999
2000
2001
1.8
1.5
1.2
0.9
0.6
0.3
0.0

Considerable increase of free float

In the course of the transactions resulting in the takeover of Dresdner Bank, we succeeded in considerably increasing the free float of our shares, from 58 to 64 percent. After completion of the forward sales agreed upon in this context, Munich Re – to name but one example – now only holds an interest of some 20 percent in Allianz. Prior to this transaction, its holdings had amounted to 25 percent. A higher free float percentage increases the liquidity of our share and should further increase the weighting of Allianz in major indices, which will improve our stock market performance. Allianz shares owned by Dresdner Bank are offset against the Group's retained earnings reserves.

Shareholder structure on December 31, 2001 (including treasury shares)
Free float: 64 % Long-term investments: 36 %


9 %
26 %
22 %
10 %
33 %
Shareholders with interest of more than 5 %
Munich Re 20 %*
HypoVereinsbank 6 %
Treasury shares
Other institutional investors
Investment companies
Private investors

* Taking into account forward sales completed by 1/15/2002
Source: Publications of shareholders (long-term investments), Allianz AG share register (free float)

Regional distribution of share ownership on December 31, 2001


7 %
1 %
24 %
68 %
Germany
Rest of Europe
North and South America
Australia, Asia-Pacific, Africa

We take it as a good sign that almost all former shareholders of Dresdner Bank have accepted our exchange offer and redeemed their stock for Allianz shares. Since 94.1 percent of the shareholders addressed accepted our offer, Allianz now has 440,000 shareholders instead of the previous 265,000.

The higher free float also increased average trade volumes. Approximately 1 million Allianz shares are traded daily on the electronic trading system Xetra – an increase of 65 percent over the previous year. At present, almost one third of our share certificates are held by investors outside of Germany.

Since November 3, 2000, Allianz shares have also been traded on the New York Stock Exchange in the form of American Depository Receipts (ADR). Ten ADRs are the equivalent of one Allianz share.

Allianz share key indicators at a glance

		2001	2000	1999
Subscribed capital on 12/31	€	682,055,680	629,120,000	627,891,200
Number of shares on 12/31		266,428,000	245,750,000	245,270,000
Average number of shares in the fiscal year[1]		243,585,880	245,401,507	245,013,485
Average number of shares traded per day on Xetra		1,008,085	610,611	464,375
Share price on 12/31	€	266	398.6	334
High for the year	€	399	441	347
Low for the year	€	205	316	237
Market capitalization on 12/31[1]	€ bn	64.2	98.0	81.9
Share price increase in the year (excluding dividend)	%	- 33.3	19.3	5.5
Dividend per share (excluding tax credit)	€	1.5	1.5	1.25
Earnings per share	€	6.66	14.10	9.46
Earnings per share, adjusted[2]	€	6.66	9.72	8.58
Earnings per share, adjusted[2] before depreciation of goodwill	€	9.98	11.74	10.56
Return on equity	%	4.8	10.6	8.5
Return on equity, adjusted[2] before depreciation of goodwill	%	7.2	8.8	9.5

[1] Excluding treasury shares

[2] After elimination of special factors, in particular, a tax effect of € 1.1 bn in 2000

Value-oriented management

Our foremost objective is profitable growth. This is why we use "Economic Value Added" (EVA) as the key indicator for measuring our business success. For more information on this subject, see page 136 of this Annual Report.

Success-based remuneration

As an additional incentive for increasing Allianz market capitalization, our "Long-Term Incentive Plan" provides top-level management with a variable remuneration plan based on the allocation of stock appreciation rights. The amount allocated to each recipient is also linked to the EVA achieved. In addition, we consider the extent to which individual targets have been reached.

The stock appreciation rights are issued over a seven-year term. They can be exercised for the first time after a period of two years, provided that our share price:

- outperforms the Dow Jones EURO STOXX Price Index (600) on each of at least five consecutive trading days and,
- has increased at least 20 percent since issue of the stock appreciation rights.

In 2001, a total of 500 senior managers participated in the long-term incentive plan, including top-level managers of Dresdner Bank.

Basic Allianz share information

Share type	Registered share
Denomination	Share with no par value
Stock exchanges	All 8 German stock exchanges, London, Paris, Zurich, New York
Security codes	WKN 840 400 ISIN DE0008404005 COMMON 001182013 CUSIP 018805 10 1
Reuters	ALVG.DE
Bloomberg	ALV GR

Online voting at the Annual General Meeting

For the first time, Allianz shareholders will be able to follow the entire 2002 Annual General Meeting of their corporation on the Internet. The address by Dr. Schulte-Noelle had already been transmitted live since the 1999 Annual General Meeting. Now, shareholders with Internet access can change their instructions online during the meeting, provided voting has not yet begun.

Recognition for the Investor Relations Team

Throughout the past year, our investor relations focused on the takeover of Dresdner Bank. We organized several road shows in the world's leading financial centers, including Frankfurt, London, Edinburgh, Paris, Zurich, Boston and New York. In addition, we informed institutional investors in numerous individual talks about the significant business opportunities resulting from the takeover of Dresdner Bank. To keep private investors informed, we set up a telephone Infoline as well as a special section of our website. Our comprehensive Infobook provides information on important details of the bank takeover.

The "Investor Relations Magazine" annually recognizes outstanding achievements in the capital market communication of European companies. This evaluation is based on the opinion of over 600 portfolio managers and analysts. In 2001, Allianz was honored twice: we were nominated in the category "Best Investor Relations During a Takeover by a Euro 100 Company". In addition, the award "Best Investor Relations Officer in the Eurozone" was conferred on the head of our team.

Information on other issues

1. Bonds

6.0% bond issued by Allianz Finance B.V., Amsterdam

Volume	€ 767 m
Year of issue	1996
Maturity date	5/14/2003
Security identification no.	132 275

5.75% bond issued by Allianz Finance B.V., Amsterdam

Volume	€ 1.1 bn
Year of issue	1997/2000
Maturity date	7/30/2007
Security identification no.	194 000

5.0% bond issued by Allianz Finance B.V., Amsterdam

Volume	€ 1.6 bn
Year of issue	1998
Maturity date	3/25/2008
Security identification no.	230 600

3.0% bond issued by Allianz Finance B.V., Amsterdam

Volume	CHF 1.5 bn
Year of issue	1999/2000
Maturity date	8/26/2005
Security identification no.	830 806

2. Exchangeable bonds

3.0% exchangeable bond issued by Allianz Finance B.V., Amsterdam

Exchangeable for	Deutsche Bank AG shares
Volume	€ 1.0 bn
Year of issue	1998
Maturity date	2/4/2003
Current exchange price	€ 71.85
Security identification no.	197 280

2.0% exchangeable bond issued by Allianz Finance B.V., Amsterdam

Exchangeable for	Siemens AG shares
Volume	€ 1.7 bn
Year of issue	2000
Maturity date	3/23/2005
Current exchange price	€ 149.64
Security identification no.	452 540

Index-linked exchangeable bond (MILES) issued by Allianz Finance II B.V., Amsterdam

At the issuer's discretion, exchangeable for /repayable by	E.ON AG, BASF AG, Münchener Rückversicherungs-Gesellschaft AG or certain other shares
Volume	€ 2.0 bn
Year of issue	2001
Maturity date	2/20/2004
Exchange ratio	Relevant DAX reference price divided by the relevant reference price of the shares selected
Outperformance bonus	1.25% p.a. of the relevant DAX reference price
Security identification no.	600 385

1.25% exchangeable bond issued by Allianz Finance II B.V., Amsterdam

Exchangeable for	RWE AG shares
Volume	€ 1.1 bn
Year of issue	2001
Maturity date	12/20/2006
Current exchange price	€ 50.16
Security identification no.	825 371

3. Participation certificate

Allianz AG participation certificate

Nominal amount	€ 29.3 m
Payout for 2001	€ 3.6
Current redemption price	€ 78.54
Security identification no.	840 405

All bonds and exchangeable bonds are guaranteed by Allianz AG.

Other issues

In January 2001, we issued an index-linked exchangeable bond with a volume of 2.0 billion euros. Its value is linked to the performance of the German stock index DAX. In addition, investors receive an annual outperformance premium amounting to 1.25 percent of the DAX level. The bond has a maturity of up to three years. It is repaid on the basis of the DAX level at the time of redemption. At the issuer's choice, repayment can be made in the form of shares in E.ON AG, BASF AG, Münchener Rückversicherungs-Gesellschaft AG or certain other shares. The issue was given the top ratings "AAA" and "Aaa" by the international rating agencies Standard & Poor's and Moody's, respectively.

In December 2001, we issued an exchangeable bond with a volume of 1.1 billion euros. This bond has a maturity of five years. At maturity, repayment can be made in the form of shares in RWE AG. The holder of the exchangeable bond receives a guaranteed interest of 1.25 percent plus the full benefit of any RWE share price increase.

FINANCIAL CALENDAR FOR 2002 / 2003

Important dates for shareholders and analysts

June 12, 2002	Annual General Meeting
August 14, 2002	Financial Report first half-year 2002
November 14, 2002	Financial Report first three quarters of 2002
March 20, 2003	Financial press conference for the 2002 fiscal year
March 21, 2003	Analysts' meeting on the 2002 fiscal year in Munich
March 24, 2003	Analysts' meeting on the 2002 fiscal year in London
May 16, 2003	Financial Report first quarter of 2003
May 7, 2003	Annual General Meeting
August 14, 2003	Financial Report first half-year 2003
November 14, 2003	Financial Report first three quarters of 2003

Our goal is to keep you up to date and to provide you with a comprehensive information service. Simply call us or submit your questions by mail. Our shareholder Infoline (+49 1802 2554269) is available around the clock, seven days a week. Our Investor Relations Team will be delighted to answer your questions.

Additional information concerning Allianz and the Allianz share is available via Internet on www.allianz.com/investor-relations. You can also download our Annual Report from that site.

We would be pleased to send you our interim reports and other Allianz Group publications as well.

Allianz Aktiengesellschaft
Investor Relations
Königinstrasse 28
D-80802 München

Infoline: + 49 1802 2554269
+ 49 1802 ALLIANZ
Fax: + 49 89 3800-3899
Internet: www.allianz.com/investor-relations

We are convinced that corporate responsibility, which embodies our view of what constitutes ethical behavior, cannot be limited exclusively to economic goals. This is why we focus on the triple bottom line, which is a voluntary commitment to attach equal importance to economic, ecological and social considerations. As a result, we are committed to the advancement of sustainability, corporate citizenship and corporate governance. Similarly, we are intensely concerned with the economic and social implications of our activities, and this involvement is reflected in our perception of our purpose of business.

These four categories – sustainability, corporate citizenship, corporate governance and purpose of business – sum up our company's code of ethical behavior. We have already made considerable progress in these areas but are, at the same time, fully conscious of the fact that corporate responsibility is an open-ended process that gives rise to new dimensions every day.

Sustainability

For us, sustainability involves two aspects:

- on the one hand, there is the value concept. We want to meet the expectations of our stakeholders (shareholders, customers, employees and society as a whole) in a competitive marketplace. At the same time, however, we also feel that it is important to help make the world a better place to live in the future.
- on the other hand, we consider sustainable development to be a benchmark of a company's social commitment and sense of responsibility. Although the criteria for defining sustainable development have been the subject of dispute for quite some time, the financial market has in recent years produced a series of viable instruments for measuring sustainability.

New sustainability indices permit comparison and encourage companies to make greater efforts to achieving sustainable development. Our company is also included in these indices, and we were able to celebrate several successes in the year 2001. In July, our shares were listed in the FTSE4Good Europe 50 Sustainability Index of the "Financial Times". Additionally, Allianz shares were included in the leading Dow Jones Sustainability Group Index as of September. Shortly thereafter, our shares qualified for the Dow Jones Sustainability STOXX Index. Inclusion in these two indices is limited to the top 10 percent of the companies in a given industry rated in terms of corporate sustainability. Today, Allianz shares are held by ten different sustainability funds that manage their investments by relying on their own research. This recognition will help us convince even skeptical stakeholders that we are moving in the right direction.

What were the driving factors behind this success? Initially, a considerable number of individual initiatives had been undertaken at virtually all levels within the Allianz Group. The International Executive Committee (see page 10 of this annual report) then created a working group to prepare a company-wide report on sustainability strategy. The purpose of this project was to improve coordination of ongoing activities and encourage new initiatives. The sustainability strategy group now includes representatives of Allianz AG, AGF, Cornhill, Dresdner Bank, Fireman's Fund and RAS.

The years 2000 and 2001 witnessed impressive progress, as is shown by the performance reflected in the ratings of the Dow Jones Sustainability Group Index, which is published by Switzerland's Sustainable Asset Management rating agency.

Allianz Group's Rating in the Dow Jones Sustainability Group Index
In % of maximum score


70
60
50
40
30
20
10
0
2000
2001
Total score
Economic dimension
Environmental dimension
Social dimension

Source: Sustainable Asset Management for Dow Jones Sustainability Group

We have set ourselves a series of ambitious goals for the future. The following represent a selection of our projects:

- in mid-2002, we plan to start reporting on corporate responsibility in our own magazine and on the Internet. We also intend to allow many others from outside the Group to use this forum to voice their opinions.
- Group companies such as AGF and RAS will introduce environmental management systems, as has already been done in Germany.
- we are working on an international environmental audit system to quantify the Allianz Group's progress in various areas, including power and energy consumption, use of water and paper, CO_2 emissions and waste as well as reductions in business travel.
- sustainability will become a permanent part of our in-house management training.
- we intend to make sustainability reporting increasingly more objective, for example, in the area of asset management.

- we will continue to improve health insurance benefits and health care within the Group.
- as members of the World Business Council for Sustainable Development of the United Nations Environmental Program and the Global Compact (United Nations) and the "Ecosense" (forum for sustainable development of the German Industry Association) initiatives, we will help to propagate the idea of sustainability.

Corporate Citizenship

Our corporate involvement focuses on the following six areas of activity:

- education and science,
- society and the economy,
- health care,
- culture,
- social issues, and
- environmental concerns.

Our activities in these areas include active initiation of and support for future-oriented projects. We try to encourage the efforts of others, to implement promising ideas and to network with those who share our commitment. For us, it is important not only to provide financial support but also to contribute creative input and to involve our employees wherever possible. Ultimately, what we want to achieve is a cross-issue network devoted to social involvement encompassing the various initiatives that are put in place. This kind of network can provide better support for individual projects and at the same time help to advance social issues in a more efficient manner.

Various of these activities are coordinated by Allianz foundations. Two foundations are already at work with a comfortable endowment of 51 million euros each, and a third is currently being created.

Each of these foundations has been assigned to a specific area of activity. Their geographic orientation reflects the international scope of the Allianz Group. The Allianz Environment Foundation, which was created in 1990, is active in Germany. The Allianz Culture Foundation began its work in the course of the reporting period. Its activities cover all of Europe but are not limited exclusively to the EU. A third foundation, which will concern itself with social issues, will be created in North America. The one thing these foundations all have in common is that their work is based upon a philosophy of sustainability.

In addition to these foundations, broad-based projects in the six areas of activity mentioned above also reflect the social involvement of Allianz. In order to generate support for the major projects to which we have grown attached, we enter into alliances with others, for example, with the Stiftungszentrum Kinderfonds, which helps private individuals and companies to create their own foundations free of charge. As a result, this project represents a host of various types of social involvement. At the same time, it underscores the four values upon which our own involvement is based: individual initiative, individual responsibility, solidarity and sustainability.

Allianz Environment Foundation Since its inception 12 years ago, the Allianz Environment Foundation has supported over 50 major projects and more than 1,400 smaller undertakings. A total of nearly 31 million euros was allocated for this purpose, which means this foundation ranks among the most important private initiatives in the environmental area. Principally, the foundation supports projects that:

- feature exceptional innovative ideas,
- encourage imitation, and
- ideally, create employment.

The foundation's primary areas of activity include conservation and protection of endangered species, improvement of waterway environments and the spectrum of issues subsumed by the term "green cities". Additional mainstay activities include gardening and landscaping as well as environmental education.

In the course of the reporting period, the diverse activities of the Environment Foundation, became more closely correlated with the overall Allianz strategy for sustainable development. For example, the foundation supported a series of projects in the area of renewable energy, including one that involved providing approximately 100 schools with solar power plants. This project was, of course, intended to demonstrate the ecological and economic advantages of renewable energy. More importantly however, it provides a concrete example that makes it possible to encourage environmental awareness and responsibility in the classroom. Further information concerning the Allianz Environment Foundation is available online at **www.allianz-umweltstiftung.de** or by contacting the Allianz Environment Foundation at Maria-Theresia-Strasse 4a, D-81675 Munich (Phone +49 89 4107-336, Fax +49 89 4107-3370).

Allianz Culture Foundation The Allianz Culture Foundation has made it its purpose to encourage and support exchanges between young people and cultures as well as within Europe in general. Instead of reinforcing what already exists, it wants to kindle curiosity in experimentation. In order to achieve this goal, the criteria for receiving support are deliberately formulated vaguely. After all, we don't want the work of our foundation to be inhibited by constraining formalities such as, for example, rigid definitions of what constitutes culture or be limited to specific types of activity. The foundation focuses its support on contemporary cross-genre and cross-media projects. We invite people to open new horizons, both in terms of overcoming mental barriers and redefining the future, to support our goals and to satisfy our hopes. The following are the most important areas in which we provide assistance and support:

- music,
- theater, opera, dance,
- arts,
- cinema, new media,
- literature,
- architecture, urban planning,
- education, science, and
- discussion forums.

Our Culture Foundation also lives from the idea of networking. We want to build bridges and create cross-border contacts among young people from all over Europe who are involved in cultural activities. In addition to our projects, forums and seminars regularly bring together former recipients of support, award winners and our participating partners. This helps to create something new, something that points to the future, something that enriches the underlying cultural substance of Europe.

Further information concerning the Allianz Culture Foundation can be found online at www.allianz-kulturstiftung.de or by contacting Allianz Culture Foundation, Maria-Theresia-Strasse 4a, D-81675 Munich (Phone +49 89 4107-303, Fax +49 89 4107-3040).

Dresdner Bank has endowed the Jürgen Ponto Foundation for the past 25 years. This sponsors highly talented young artists and was particularly active in supporting educational projects during 2001. The bank's commitment to Dresden – its founding city 130 years ago – is very high. For many years, Dresdner Bank has been active in supporting reconstruction of the Frauenkirche (Church of Our Lady), one of the masterpieces of Baroque architecture. The citizens of Dresden and institutions have now donated over 51 million euros to this project. Dresdner Bank is determined to ensure that the additional sum of 28 million euros required to complete the Frauenkirche in 2005 is collected. The Jürgen Ponto Foundation also provides support in many ways for the cultural life and cityscape of Dresden and for promoting science and arts in the capital of Saxony.

Corporate Governance

Corporate governance encompasses issues having to do with corporate management, control and transparency. We are open to further improvements in corporate governance in Germany and are involved in the corresponding commission of the German government. As the country's largest institutional investor, we also welcome the adoption of a corporate governance code.

Corporate guidance rules will make Germany a more attractive financial marketplace for international investors. A corporate governance code, the law governing the purchase of shares and takeovers that went into effect in January 2002, and pending legislation on transparency and corporate reporting, will represent a positive achievement and help to consolidate the stock market culture in Germany.

Since 1999, Allianz has been reporting according to IAS/U.S. GAAP. Since our debut on the New York Stock Exchange, we have complied with the stringent regulations of the U.S. Securities and Exchange Commission in our financial statements and in communication with capital markets. This body of regulations is accepted worldwide as the benchmark for measuring the success and quality of companies. In this respect, we are already following all recommendations contained in the German corporate governance code.

The Supervisory Board is principally in agreement with the creation of a Governance Committee and intensification of the work of its other committees. As a result, the Annual General Meeting will be asked to ratify an increase in the remuneration of the members of these committees. To the extent that data were available, the present Annual Report already complies with the recommendations of the German Corporate Governance Code. The "statement of compliance" called for by the code will be published as soon as the legal prerequisites have been put in place and the Board of Management and the Supervisory Board make a decision as to whether or not to apply a provision in the code that allows for deviation from the recommendations of the Commission with explanation of the reasons for doing so.

In our opinion, corporate governance is not limited exclusively to compliance with the guidelines and legislation alluded to above. More than anything else, it has to do with corporate culture and the personal integrity of those who are responsible for determining the degree of transparency and accessibility of a company vis-à-vis its stakeholders.

Purpose of Business

We consider ourselves to be worldwide providers of integrated financial services and strive to give our customers financial security.

- We provide protection against the material losses resulting from unforeseeable events that cause damage or injury to property and people.
- We help our customers maintain the standard of living to which they aspire in all phases of life. We help make sure that they and their families can lead their lives and forge plans based on a solid financial foundation.
- We cover health risks.
- We offer products that help our customers establish and increase their assets.
- We provide our customers with access to the funds they need to pursue their private and business activities. In addition, we offer our corporate and institutional customers our comprehensive knowledge of investment banking.

As a result, our activities provide people with the security and support they need in all phases of life and create the prerequisites for an independent lifestyle. Individuals and companies require a certain minimum in terms of planning security and capital to handle business risks, to invest and to make progress through innovation. They need integrated financial services to contribute to and help promote the general welfare of society. Even those who pay in more than they get out benefit from insurance protection. After all, the guarantee of security encourages entrepreneurial activity, which increases their chances of improving their income.

The economic implications of our core competency – security – determine how we perceive responsibility. We make sure that we respect the principles of the market economy and that we make no compromises in the interest of individual customer relationships. This also applies to our actions following the terrorist attack on September 11, 2001. Working together with customers and government, we must find new solutions enabling us to handle claims of this unprecedented magnitude.

Our purpose of business – security – also meets a basic human need. It ranks immediately after the need for food, clothing and shelter, according to studies by psychologist Abraham Maslow. Even if our customers are spared losses through a benevolent fate, our insurance products shoulder the burden for them. They need not worry as much about the financial implications of an insured risk, which is especially important because they are seldom in a position to influence the probability of occurrence.

The world of Allianz

What is Allianz really like? What issues interest the Group? What are the people like who contribute to the success of one of the world's leading providers of financial services? These are questions which financial statements do not address, at least not in detail. Figures, totals, charts and comments on business developments represent important information for investors, but investors often also want to gain insight into the way a company works, how it handles challenges, how it acts, not only in terms of strategy but also at the operational level.

As a result, we have once again included a magazine section in our annual report this year. Two articles convey an impression of how Allianz and Dresdner Bank are managing after the merger, and make clear just how much business potential lies therein. Two other articles, one concerning Italy and the other Germany, describe the reforms in state pension systems that are generating upward momentum in the markets for private retirement insurance and company pension plans. Finally, we take a look at Manhattan. The terrorist attack on the World Trade Center represents the greatest loss in the history of the insurance industry. What did we learn from this? How did our employees in New York experience this catastrophe? How is the world coming to grips with this new dimension of risk? Our closing article provides an insight into our concerns following the events of September 11, 2001.

We can't provide any conclusive answers to these questions in our magazine. But we do hope that we have managed to give our readers an idea as to what Allianz and its employees stand for.

In the year 2001, the world economy exhibited the lowest growth since 1991. In the spring, major industrial countries – the United States, Japan and Germany – slipped into recession. The September 11 terrorist attack further undermined investor and consumer confidence, with the downturn accelerating in the fall. Given this situation, the central banks lowered their interest rates substantially. Stock markets recorded heavy losses. However, sentiment started to pick up again at the end of the year. The attack of September 11 represents a major setback for the insurance industry. The question as to how risks of terrorism can be insured in the future and what kind of division of labor between the private sector and government can be achieved in this respect, has triggered a new discussion of fundamental issues.

ECONOMIC GROWTH AND FINANCIAL SERVICE PROVIDERS

Euro zone

The Gross Domestic Product (GDP) grew a modest 1.5 percent in the euro countries in the year 2001. This growth stemmed from a fairly robust performance in the first quarter, which was followed by a period of stagnation that started in the spring. The following chart shows the widely different performance of the various Western European economies (including Switzerland and the U.K. as well as the euro zone countries).

GDP growth rates in Western Europe
in %


4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
1999
2000
2001
Germany
France
Austria
Spain
Italy
Switzerland
U.K.

The economic downturn halted the improvement on the labor market. **Unemployment** within the euro zone has been stagnating at approximately 8.5 percent since January 2001.

Unemployment rates in the euro zone
in %



12
11
10
9
8
1997
1998
1999
2000
2001

Pressure on **consumer prices** increased, peaking in mid-year to taper in the months thereafter. For the year as a whole, the inflation rate in the euro countries was 2.5 percent, up from 2.3 percent a year earlier.

Although the economy failed to show significant signs of recovery, the situation in most Western European insurance markets improved slightly over the preceding year. **Property and casualty insurance** generated a 2.9 percent increase in premium income in Germany and an increase of nearly 5 percent in France, both of these figures are based upon market estimates. As in the preceding year, automobile insurance accounted for most of the growth in this segment. Higher premiums and an increase in new vehicle registrations contributed substantially to this improvement. Premium income in the area of industrial property insurance was also up, marking the first improvement in Germany for many years. This area of business was badly hit by the September 11 terrorist attack. U.S. insurers, as well as various European companies, bore the brunt of these events. However, the attack in the U.S. can be expected to have a lasting indirect effect on the entire European insurance market, at least as far as coverage for acts of terrorism is concerned.

Our **life insurance business** will benefit over the long term from the revamping of public pension systems (see page 56 of this Annual Report for more information). People are beginning to realize that they have to make provisions for retirement on their own. In the reporting year, the German pension reform ("Riester pension") stimulated substantial demand for private retirement insurance although the law did not come into effect until 2002. Since many products remained uncertified for a long period during the year under review, this tended to reinforce a wait-and-see attitude on the part of consumers. On the other hand, there was a strong resurgence of interest in employment disability insurance in Germany, driven by changes in the country's social security legislation. Due to weak stock markets, demand for unit-linked products was down in the euro zone countries, excluding Austria and Belgium.

Interest in **asset management** waned for the same reason. Negative developments on the capital market caused more customers to opt for money market products in Germany. In this area, funds exhibited the highest growth. The current trend to market funds through external financial services providers is gaining ground throughout Western Europe.

The sluggish economy, weak stock markets and delays in the implementation of cost cutting plans squeezed earnings in the **banking sector**. The reporting period saw a substantial drop in the lucrative IPO, merger and acquisition business. In Germany in particular, there was increased pressure to consolidate in the banking industry.

Central and Eastern Europe

In the countries seeking entry to the European Union (EU), GDP growth dropped from an average of 3.9 to 2.7 percent, primarily due to the weakness of Western Europe's economy. On the other hand, domestic demand in this region increased significantly, giving the insurance industry an additional boost. This was the case in Poland, where economic performance did not keep pace with that of the other countries. The rate of inflation dropped slightly despite higher oil prices.

GDP growth rates in Central and Eastern Europe
in %


6
5
4
3
2
1
0
- 1
1999
2000
2001
Central and Eastern Europe
(EU membership candidates)
Hungary
Poland
Czech Republic

Premium income from **property and casualty insurance** continued to increase, and automobile insurance remained the mainstay source of revenues in this area. The dissolution of the monopoly in the Czech Republic has encouraged private insurers. **Life insurance business** is also picking up. These activities are being buoyed by pension reforms, most recently in Croatia, and benefited from new tax legislation in the Czech Republic in 2001. The willingness to turn to the private sector to secure retirement income is also growing in Central and Eastern Europe.

U.S./NAFTA Region

The North Atlantic Free Trade Association (NAFTA) consists of the United States of America, Canada and Mexico. The year 2001 marked the abrupt end of a nine-year period of uninterrupted dynamic economic growth for the United States. The country's GDP grew an average of 1.2 percent for the year. In the third quarter, the U.S. economy contracted. In the aftermath of September 11, companies increased efforts to reduce their workforces. However, consumer demand remained surprisingly strong. The Canadian economy mirrored that of the U.S., as is shown by the following chart.

GDP growth rates in North America
in %


6
5
4
3
2
1
0
1999
2000
2001
U.S.A.
Canada

Performance in the area of **property and casualty insurance** was affected by low margins, the unfavorable situation on the labor market and the impact of the September 11 terrorist attack. With insurance claims expected to amount to 40 billion U.S. dollars or more, the attack on New York has proven to be the greatest loss ever suffered by the insurance industry by far. The market for **life insurance** and **asset management products** is largely driven by aging "baby boomers," who are now showing great interest in retirement provision. As a result of the sharp plunge in stock market prices, roughly two-thirds of all new capital invested has been channeled into money market funds.

South America

As a result of various factors, such as the world economy's failure to regain an upward momentum, growth dropped in the southern part of the American hemisphere from 4.0 to 0.4 percent. However, economic performance also suffered from the reticence of the international capital markets to grant further credits to these highly indebted countries. The fact that hardly any other South American country was infected by the crisis in Argentina represented a ray of hope. Nevertheless, most of South America's population suffered from the recent cooling of the economy. Inflation averaged 5.4 percent for the year. The following chart provides an overview of the economies of our most important markets.

GDP growth rates in South America
in %


6
4
2
0
- 2
- 4
- 6
- 8
1999
2000
2001
Argentina
Brazil
Chile
Venezuela

The waning economy resulted in weakness in the insurance industry markets as well. The situation in the area of **property and casualty insurance** took on dramatic proportions, especially in Argentina. Some business was abandoned. On the other hand, premium income from **life insurance** remained stable, both in Argentina and Brazil. Demand was concentrated especially on unit-linked products. The **banking sector** in this region performed better than expected, except in crisis-plagued Argentina.

Asia-Pacific Region and Australia

Economic growth dropped by half to 3.8 percent in the Asian emerging markets. The Chinese and Indian economies performed well, but those of Taiwan and Singapore, Malaysia and Thailand were extremely weak. What these economies have in common is that they are all very dependent upon exports and high-tech industries.

GDP growth rates in Asia-Pacific Region and Australia
in %


12
10
8
6
4
2
0
-2
-4
1999
2000
2001
China
India
Thailand
Malaysia
South Korea
Singapore
Philippines
Australia

Given this situation, it was not possible to maintain the earlier growth of premium income from **property and casualty insurance** activities. **Life insurance**, traditionally a source of solid growth in this part of the world, was also negatively affected by the economic downturn. The situation on the capital markets put a damper on **asset management** business as well. However, this does not in any way change the long-term prospects for growth in this region.

CAPITAL MARKETS

Financial market developments have a decisive impact on the insurance, banking and asset management activities that Allianz is involved in through the world. These markets determine the performance of different types of investments and change the demand patterns of our customers. In the course of the 2001 reporting period, fixed-interest securities outperformed stocks, as was the case in the previous year. But investors exhibited a clear preference for investments that were not exposed to price risks.

Stock markets

All major international stock market indices ended the year with a loss. In particular, indices with a high percentage of telecom, media and technology stocks took a heavy knock. Germany's DAX share index closed with a loss of 20 percent for the year, as did the Dow Jones EURO STOXX 50. Against the background of these losses and given that the economic downswing was even more pronounced in the U.S., American indices performed substantially better. The Dow Jones Industrial Index was down 7 percent for the year and the Standard & Poor's 500 was down 13 percent. This can be attributed to the forceful interest rate policy of the U.S. Federal Reserve Bank.

Stock market development 2001
December 31, 2000 = 100


105
100
95
90
85
80
75
70
65
1
2
3
4
5
6
7
8
9
10
11
12
DAX
FTSE-100
SWISSMI
EURO STOXX 50
S&P 500
MSCI Far East

The weakness in the stock markets up to the summer of 2001 was a result of the slowdown in the economy. Investors recognized that they would have to lower their expectations of company earnings. Following the September terrorist attack, there was a general reluctance to get involved in the stock market. However, the markets recovered surprisingly quickly from their lows in late September. On December 31, 2001, most indices closed upon their September 10 level.

Bond markets

The development of fixed-interest securities markets was much less turbulent. The return on ten-year German government bonds fluctuated between 4.2 and 5.2 percent. At 4.9 percent at the end of the year, the return was the same as it had been at the beginning of the year. The yield of ten-year U.S. government bonds followed the same pattern. However, the variations were somewhat greater, ranging between 4.2 and 5.5 percent.

Yield on ten-year government bonds 2001
in %


6
5
4
3
2
1
0
1 2 3 4 5 6 7 8 9 10 11 12
Germany
Switzerland
U.S.A.
Japan

Currencies

In the course of the year, the euro-dollar exchange rate varied less than it had during the preceding two years. The European currency traded between 0.84 and 0.95 U.S. dollars. The fact that the euro remained above the previous year's low would seem to indicate its increasing stability. The euro actually increased in value against the yen.

Development of exchange rates 2001
December 31, 2000 = 100


110
105
100
95
90
1 2 3 4 5 6 7 8 9 10 11 12
US Dollar
Swiss Franc
GB Pound
Yen

- As of July 23, 2001, the accounts of the Dresdner Bank Group have been included in the consolidated financial statements of the Allianz Group. This resulted in significant changes in both the balance sheet and the income statement. The reporting format is oriented towards international common standards.
- The turmoil in the world's capital markets and the September 11 terrorist attack in the U.S. severely impacted upon our earnings.
- Profit for the year came to 1.6 billion euros, more than 1.0 billion euros less than originally planned.
- Nevertheless, we propose to pay to our shareholders a dividend of 1.50 euros, the same amount as distributed the previous year.

OVERVIEW

The terrorist attack in the U.S. had a substantial effect upon our earnings performance in the year 2001. The attack not only resulted in the loss of thousands of lives but also destroyed insured property of unprecedented magnitude. Estimates of the damage range between 30 and 80 billion U.S. dollars, making this event by far the most severe loss ever incurred by the insurance industry. After deduction of receivables for reinsurance, we currently expect net claims costs in the amount of 1.5 billion euros.

The downturn in the world's financial markets triggered by the September 11 attack also impacted negatively upon our activities. We were obliged to take a write-down of 1.6 billion euros on investments, which affected earnings.

Earnings

Earnings before taxes and amortization of goodwill amounted to 2.6 billion euros, or half of the previous year's figure. The following factors had a negative effect upon earnings:

- the property and casualty segment suffered from the one-time costs incurred as a result of the terrorist attack.
- weakness in the capital markets dampened our activities in life and health insurance.
- in the area of asset management, earnings were down significantly from the preceding year. The cost of acquiring the U.S. asset management company PIMCO contributed to this decrease, as was expected. In the case of PIMCO, expenses primarily reflected bonus payments and loyalty premiums.
- the discouraging situation in the financial markets had an unusually severe impact upon our banking business, which consists almost exclusively of the activities of Dresdner Bank.

Amortization of goodwill rose by 313 million euros to 808 million euros. This increase resulted primarily from the acquisition of the Dresdner Bank Group (108 million euros), Nicholas Applegate and Zwolsche Allgemeene. In addition PIMCO was included for the first time in the financial statements for a full year and therefore also contributed to this increase. The U.S. fund manager's accounts were included in our previous years' statements only as of May.

In the area of taxation, we had a benefit of 840 million euros. Two factors accounted for a substantial tax loss:

- claims in the U.S. in connection with the terrorist attack and
- capital gains realized which have been recognized, to a great extent, as tax-free in accordance with IAS guidelines.

The resultant tax saving, which will be offset against future earnings, must be carried as an asset in our balance sheet, and this results in a net tax benefit.

Minority interests in earnings decreased by 233 million euros to 1.0 billion euros. Net income after deducting minority interests amounts to 1.6 billion euros. Compared with the previous year's figure, which was favorably impacted by special tax effects, this represents a decrease of 53 percent. Compared with adjusted net income for the preceding year, the decrease still comes to a substantial 32 percent. Earnings per share came to 6.66 euros.

	Profit for the year € mn	Earnings per share €
Fiscal 2000		
Posted	3,460	14.10
Restated to eliminate extraordinary items	2,385	9.72
Fiscal 2001	1,623	6.66
Change in % with respect to		
Posted amount FY 2000	– 53.1	– 52.8
Restated amount FY 2000	– 32.0	– 31.5

We propose that the Annual General Meeting ratify our proposal to distribute a dividend in the amount of 1.50 euros per share for the 2001 fiscal year. As a result, the dividend will remain unchanged with respect to the previous year.

Premium income from insurance activities

Gross sales from insurance activities increased by 6.5 billion euros or 9.4 percent to 75.1 billion euros. Property and casualty insurance sales were up 9.8 percent and life and health insurance sales rose 8.6 percent. Changes in consolidation, in particular the first-time consolidation of Zwolsche Allgemeene in the Netherlands and the acquisition of the HIH portfolio in Australia, accounted for 0.8 billion euros of the above increase.

The effects of fluctuations in exchange rates, in particular changes in the value of the U.S. dollar and the pound sterling with respect to the euro, offset one another. After restatement to eliminate the effects of consolidation and translation differences, total insurance sales were up 8.2 percent.

According to IAS guidelines, which recognize only the cost and risk elements as premium income in the case of investment-oriented life insurance products, gross premiums written increased by 6.4 percent to 61.6 billion euros.

Asset management

Assets under management with the Allianz Group increased to 1.2 trillion (0.7) euros in the reporting year. The Dresdner Bank Group contributed 414 billion euros to this sum. Investments for private and institutional investors were up 284 billion euros to 620 billion euros, of which 211 billion euros derived from the fund-management activities of Dresdner Bank and 29 billion euros from those of Nicholas Applegate. Asset management activities suffered from the depressed situation of the capital markets, which made customers uncertain and reluctant to make investments.

Banking

This new segment in our financial statements dates from the acquisition of the Dresdner Bank Group and reflects virtually exclusively the activities of the latter. The Dresdner Bank's accounts have been included in our financial statements since July 23, 2001. Net revenues in the banking segment amounted to 3.9 billion euros. This sum includes net earnings from interest and commissions as well as trading profit. The downturn in the capital markets, especially in the third and fourth quarters, severely impacted the banking segment's earnings.

Integration of Dresdner Bank

It is indicative of the spirit of cooperation which exists within the Allianz Group that all decisions regarding the Dresdner Bank integration were made smoothy and rapidly. Many measures have already been implemented, and others are proceeding on schedule:

- joint marketing activities, which involve the sale of banking and insurance products through both the Allianz insurance agencies and the branch locations of the Dresdner Bank, have been launched throughout Germany.
- we created ADVANCE Holding, which operates a direct bank and manages the activities of mobile financial planners. We are now in the process of building up this third, independent distribution channel for upmarket financial advising in Germany.
- worldwide consolidation of asset management activities is virtually complete. Allianz Dresdner Asset Management is now operating within this new structure.
- we are moving full speed ahead with the creation of Allianz Dresdner Bauspar AG, which will handle the home-loan banking activities of both groups.

- Dresdner Bank, Deutsche Bank and Commerzbank have grouped their mortgage banking activities under the "Eurohypo" brand to create a provider of financing for commercial real estate capable of competing throughout Europe.
- our goals in terms of synergies, which were announced in June 2001, were assigned to specific Group companies and are therefore now anchored in their respective business plans. The results of detailed planning efforts reinforce our confidence in our ability to realize the goals we have set for ourselves in terms of synergistic potential.

Shareholders' equity

Shareholders' equity amounted to 31.7 billion euros at the end of the reporting period, which takes into account 25,238,465 treasury shares purchased for 5.8 billion euros. Shareholders' equity was down 3.9 billion euros from year-end 2000, primarily due to the fact that the net result of unrealized gains and losses on equities decreased as a result of lower stock market prices.

Market capitalization

The price of Allianz shares was also impacted by the weakness of the capital markets. The terrorist attack on September 11 caused the stock markets to plunge. This downswing had an especially severe impact upon insurance shares, because this industry was directly affected by the events of September 11. On the final trading day of the year 2001, the market capitalization of Allianz AG amounted to 64.2 billion euros after deduction of treasury shares, which was 33.8 billion euros or 34.5 percent lower than the comparable 2000 figure. These figures are based upon the closing Xetra price on the final trading day of the year, which was 266 euros.

Human Resources

The total number of employees worldwide increased by 60,263 to 179,946 at year-end 2001, most of which resulted from the integration of the Dresdner Bank Group.

DISTRIBUTION OF PROFIT

The Board of Management and the Supervisory Board propose that the available unappropriated earnings of 410,000,000 euros be appropriated as follows:

- distribution of a dividend of 1.50 euros per eligible share
- allocation of 48,215,697.50 euros to other appropriated retained earnings.

The recommendation for appropriation of earnings takes into account own shares held directly or indirectly by the company, which in accordance with the German Stock Corporation Act (clause § 71b AktG) are not entitled to receive a dividend. Further purchases or sales of own shares during the period prior to the Annual General Meeting may increase or decrease the number of shares eligible for dividends. In this case, an amended proposal for the appropriation of profit based upon an unchanged dividend in the amount of 1.50 euros per eligible share will be submitted to the Annual General Meeting for ratification.

Munich, March 25, 2002
Allianz Aktiengesellschaft

The Board of Management

Dr. Schulte-Noelle
Dr. Achleitner
Diekmann
Fischer
Dr. Müller
Dr. Rupprecht
Dr. Fahrholz
Bremkamp
Dr. Faber
Dr. Hagemann
Dr. Perlet
Dr. Zedelius

Property and Casualty Insurance

In the following breakdown by countries and regions, transactions between reporting units are not consolidated. In order to present a clear picture of our business operations, we have adjusted the results reported by eliminating the amortization of goodwill and, for fiscal 2000, extraordinary items relating primarily to tax regulations.

OVERVIEW

		2001	2000	1999
Gross premiums	€ mn	42,137	38,382	36,027
Claims ratio	%	81.1	77.9	77.4
Expense ratio	%	27.7	27.0	27.1
Investment income	€ mn	7,325	8,393	7,866
Net income	€ mn	2,364	3,262	2,015
Investments	€ mn	141,388	125,626	117,588
Insurance reserves	€ mn	90,432	81,046	77,056

Gross premiums[*]	2001 € mn	2000 € mn	1999 € mn
Germany	12,644	11,948	11,437
France	5,392	4,745	4,585
Italy	4,585	4,264	4,071
Great Britain	2,492	2,104	1,944
Switzerland	1,244	1,160	1,101
Spain	1,278	1,073	1,058
Austria	844	831	810
Netherlands	873	557	523
Ireland	738	563	493
Rest of Europe	1,801	1,676	1,366
NAFTA Region	6,822	6,300	5,636
South America	962	891	697
Asia-Pacific Region	1,344	781	715
Credit insurance	1,589	1,611	1,534
Travel insurance and assistance services	732	656	581

[*] Before cross-border consolidation

- Premium income from property and casualty insurance was up 9.8 percent to 42.1 billion euros.
- The combined ratio increased by 3.9 percentage points to 108.8 percent.
- Net investment income decreased by 13 percent to 7.3 billion euros.
- Reported net income decreased by 0.9 billion euros to 2.4 billion euros.
- Disregarding extraordinary tax items in the preceding year, net income rose by 6.2 percent.

Earnings after taxes[*]	2001 € mn	2000 € mn	1999 € mn
Germany	3,773	2,303	1,588
France	31	439	382
Italy	395	235	170
Great Britain	69	- 11	28
Switzerland	121	199	113
Spain	32	41	- 14
Austria	16	- 50	13
Netherlands	34	89	47
Ireland	- 4	13	14
Rest of Europe	66	8	19
NAFTA Region	- 1,030	- 86	343
South America	29	- 27	26
Asia-Pacific Region	11	39	- 127
Credit insurance	91	158	123
Travel insurance and assistance services	3	24	23

[*] Earnings after taxes, before amortization of goodwill and minority interests, net of extraordinary tax items in 2000

Investments[*]	2001 € mn	2000 € mn	1999 € mn
Germany	100,600	80,269	73,958
France	20,579	18,413	18,153
Italy	9,985	9,873	9,065
Great Britain	2,753	2,376	2,450
Switzerland	3,735	4,379	3,866
Spain	1,420	1,459	1,546
Austria	1,397	1,482	1,582
Netherlands	1,851	2,032	1,510
Ireland	1,131	1,082	1,066
Rest of Europe	3,836	3,670	3,147
NAFTA Region	20,398	18,000	14,555
South America	652	527	482
Asia-Pacific Region	1,737	1,196	1,130
Credit insurance	2,562	2,825	2,694
Travel insurance and assistance services	445	416	502

[*] 2001: excluding own used real estate

Premium income from property and casualty insurance rose 9.8 percent to 42.1 billion euros. The share of total sales increased slightly to 55.2 percent. Disregarding effects of consolidation and currency translation differences, internal growth came to 6.[illegible] percent.

Premium adjustments in the area of automobile insurance, which we were able to achieve in Germany, Great Britain, Spain and France, were primarily responsible for this improvement. We were also able to increase premiums in some areas of our industrial and commercial business. Nevertheless, premium levels here remain on the whole unsatisfactory. We continue to benefit from dynamic growth in Central and Eastern Europe as well as in the Asia-Pacific region.

The claims ratio, which was strongly impacted by the September 11 attack in New York, increased by 3.2 percentage points to 81.1 percent. Most of the losses – we are expecting total claims of 1.5 billion euros after reinsurance – involved our property and casualty lines and, in particular, business interruption insurance. We initially underestimated the magnitude of these losses, as did the industry in general. All market participants were forced to realize that traditional loss models are incapable of assessing the full financial impact that events of this dimension can have on the insurance industry. In the future, it will be necessary to find new insurance solutions for risks of this magnitude, which are to a great extent incalculable.

Disregarding the World Trade Center losses, the claims ratio improved by 1.2 percentage points to 76.7 percent. This was due to premium adjustments, lower claims frequency in many countries and the absence of major natural catastrophes. In addition, we were able to reap the initial benefits of our portfolio revitalization strategy, for example, in Great Britain, Austria and Spain. However, the claims ratio was also impacted by other major losses, primarily in connection with industrial insurance, which continued to put a considerable strain on the earnings situation in this area of activity. We are nevertheless confident that our bottom line in this area of activity will show substantial improvement in the current fiscal year as a result of efforts to regroup and centralize international industrial activities under Allianz Global Risks.

The expense ratio climbed to 27.7 percent due to expenses incurred in connection with the acquisition of Dresdner Bank and the expansion of our IT systems.

Net investment income amounted to 7.3 billion euros, which reduced this item in relation to premium income by 5.4 percentage points to 21.3 percent. Investment income was mainly affected by write-downs of our stock portfolio required by IAS due to negative market development.

Earnings before taxes and amortization of goodwill decreased by 1.4 billion euros to 2.8 billion euros. After amortization of goodwill, taxes and minority interests, net income came to 2.4 billion euros. This figure is 6.2 percent higher than that for the preceding year, in which we reported net income of 2.2 billion euros after adjustments for extraordinary tax effects.

GERMANY

- We serve this market through the companies of the Allianz Sachgruppe Deutschland (SGD). With sales of 10.1 billion euros, SGD is the leading provider of property and casualty insurance in Germany.
- Allianz AG, which, in addition to acting as the Group's management holding, also functions as its reinsurer, generated premium income in the amount of 5.7 billion euros.

Total **premium income** rose by 696 million euros or 5.8 percent to 12.6 billion euros.

Gross premiums

	2001 € mn	2000 € mn	1999 € mn
Allianz Sachgruppe Deutschland	10,075	9,576	9,420
Allianz AG	5,687	5,587	5,180
Consolidation property/casualty insurance in Germany	– 3,118	– 3,215	– 3,163
Property/casualty insurance in Germany	12,644	11,948	11,437

Earnings after taxes improved by 63.8 percent to 3.8 (2.3) billion euros.

Earnings after taxes, before amortization of goodwill

	2001 € mn	2000 € mn	1999 € mn
Allianz Sachgruppe Deutschland	1,659.9	835.2	534.5
Allianz AG	2,516.4	1,817.5	1,389.6
Subtotal	4,176.3	2,652.7	1,924.1
Consolidations			
Profit transfer	283.8	303.3	236.3
Dividends, other	119.9	46.7	100.1
Property/casualty insurance in Germany[*]	3,772.6	2,302.7	1,587.7

[*] Including investment holdings

Premium income of SGD increased by 5.2 (1.7) percent to 10.1 billion euros. Despite a difficult market situation, the Group was able to achieve considerable improvement over last year's slight growth in income.

Automobile insurance produced especially strong growth in premium income due to the positive impact of higher premiums, and premium income was up 4.8 (1.5) percent. In the reporting year, SGD insured a total 9.17 million vehicles, down slightly from the previous year's figure.

SGD also reported growth in liability and casualty insurance, especially in the industrial and commercial areas. Our companies have been increasingly successful in their efforts to return to an earnings-driven underwriting strategy.

The **claims ratio** improved to 70.9 (72.2) percent. Claims resulting from the attack on the World Trade Center, which amounted to 67 million euros for SGD, were more than offset by the favorable development with respect to claims frequency. A decrease in the number of natural disasters was especially advantageous for us.

Substantial investments in the expansion of marketing capabilities and information technology (IT) increased the **expense ratio** to 26.8 (25.4) percent.

SGD reported **investments** in the amount of 22.0 billion euros. Net investment income rose to 1.9 billion euros, an increase of 221 million euros over the preceding year.

SGD's **earnings** after taxes improved by 825 to 1,660 million euros.

Allianz-Sachgruppe Deutschland

		2001	2000	1999
Gross premiums	€ mn	10,075	9,576	9,420
Claims ratio	%	70.9	72.2	72.0
Expense ratio	%	26.8	25.4	24.7
Earnings after taxes*)	€ mn	1,659.9	835.2	534.5
Investments	€ mn	22,007	23,476	23,559
Employees		31,384	29,998	28,487

*) Before profit transfer

Premium income from the reinsurance activities of **Allianz AG** grew by 1.8 percent to 5.7 (5.6) billion euros. Sales outside Germany increased substantially. However, since SGD assumed a greater share of the risks underwritten for its own account and purchased less reinsurance from Allianz AG, net growth was moderate.

The **claims ratio** jumped to 86.3 (75.7) percent. This indicator was dramatically impacted not only by the attack on the World Trade Center but also by an increase in the number of major losses in the area of industrial insurance.

The **expense ratio** climbed to 26.9 (21.9) percent. This ratio is normally determined by reinsurance provisions, but expenses in connection with the acquisition and integration of Dresdner Bank contributed to this increase in fiscal 2001.

Investments of Allianz AG increased from 62 to 83.8 billion euros. Net investment income rose to 3.1 (2.9) billion euros, primarily due to realized capital gains.

Earnings after taxes improved to 2.5 (1.8) billion euros, primarily due to tax benefits of 409 million euros, after tax expenses of 176 million euros in the previous year.

Allianz AG

		2001	2000	1999
Gross premiums	€ mn	5,687	5,587	5,180
Claims ratio	%	86.3	75.7	74.4
Expense ratio	%	26.9	21.9	23.9
Earnings after taxes	€ mn	2,516.4	1,817.5	1,389.6
Investments	€ mn	83,751	61,972	55,345

We expect further acceleration in SGD's premium growth in the **current fiscal year**. In particular, the performance of automobile insurance is expected to improve once again. Sales of commercial and corporate insurance are likely to show robust growth as well because the attack on the World Trade Center has significantly heightened risk awareness and made it possible, at least to some extent, to achieve significant premium increases. In the past, intensive competition had all but prevented this urgently needed adjustment of premiums to claim payouts.

FRANCE

- AGF reports premium income of 5.4 (4.7) billion euros.
- This Allianz company ranks third among French property and casualty insurers.

After several years of sluggish growth, **premium income** rose a substantial 13.6 percent in 2001. Sales were driven by higher premiums in all business lines. Growth of our commercial and corporate lines received an additional boost from new contracts with major customers and a greater share of the French aviation insurance pool. The sales cooperation with Crédit Lyonnais generated further growth in business with private customers.

The **claims ratio** improved to 83.0 (85.8) percent, primarily due to a reduction in the number of claims in the area of automobile insurance. In addition, the average payout per claim decreased in the area of other private insurance. However, these positive trends were partially offset by several major industrial losses, such as the explosion at a plant in Toulouse and claims in connection with the attack on the World Trade Center.

The **expense ratio** rose to 29.3 (28.3) percent, primarily due to higher IT costs, and the introduction of the 35-hour work week required by law, which increased our personnel costs.

Net investment income dropped from 1.0 to 0.6 billion euros.

This reduced **earnings** after taxes to 31 (439) million euros.

France

		2001	2000	1999
Gross premiums	€ mn	5,392	4,745	4,585
Claims ratio	%	83.0	85.8	81.4
Expense ratio	%	29.3	28.3	28.9
Earnings after taxes	€ mn	30.9	439.2	382.0
Investments	€ mn	20,579	18,413	18,153
Employees		14,313	14,260	14,276

AGF will introduce new coverage concepts in the **current fiscal year**. Adjustment of premiums to claim requirements in the commercial and corporate areas and an even more selective underwriting policy are expected to result in a reduction of the claims ratio. We also expect the expense ratio to improve, primarily due to the increased cost effectiveness of our combined IT systems.

ITALY

- We are represented by the property and casualty insurance companies of the RAS Group and Lloyd Adriatico in the Italian market.
- These companies generated total premium income of 4.6 billion euros.
- They now rank second in Italy.

Automobile insurance generated a substantial portion of the 7.5 percent or 321 million euros increase in premium income. Like most market participants, we increased our rates in this line after the government had frozen third-party automobile insurance premiums for a year. This freeze, the legality of which was doubtful under European law, was lifted in March 2001. We were also able to increase the number of vehicles insured and our premiums for comprehensive automobile insurance. Together, automobile insurance contributed 238 million euros to premium growth in Italy. It grew by 8.8 percent.

Premium income of the RAS Group was up 9.1 percent to 3.4 billion euros. Lloyd Adriatico, a company that sells primarily automobile insurance, posted premium growth of 3.4 percent to 1.2 (1.1) billion euros.

Premium of Lloyd 1885, our Italian direct insurer, increased 46 percent to nearly 70 million euros. The company sells insurance policies by telephone and via the Internet. Online sales under the Genialloyd brand are progressing very well. In fiscal year 2001, premium income was up 85 percent. In the reporting year, more than 53,000 customers obtained insurance coverage through our Italian portal making Genialloyd Italy's leading online insurer.

The **claims ratio** of our Italian companies showed an overall improvement. Since we have been underwriting automotive risks very selectively in recent years, our companies were able to lower the claims frequency even further. Long-overdue premium increases also helped us to reduce the claims ratio, particularly in the case of Lloyd Adriatico, which covers primarily automotive risks. The latter's claims ratio fell to 68.5 (77.0) percent. The corresponding indicator for the RAS group was 79.7 (78.1) percent.

The **expense ratio** of the RAS Group increased to 23.7 (22.3) percent, primarily due to expenditures to improve IT systems and organizational structures. The expense ratio for Lloyd Adriatico decreased to 19.2 (19.4) percent, primarily as a result of higher sales.

Net investment income of the RAS Group rose to 491 (413) million euros, while that of Lloyd Adriatico was 91 (136) million euros.

RAS Group

		2001	2000	1999
Gross premiums	€ mn	3,396	3,114	2,958
Claims ratio	%	79.7	78.1	79.1
Expense ratio	%	23.7	22.3	24.5
Earnings after taxes	€ mn	284.9	172.9	136.1
Investments	€ mn	7,735	7,669	7,046
Employees		5,300	5,211	5,064

Earnings after taxes in Italy increased by 68 percent to 395 million euros. The RAS Group contributed 285 (173) million euros of the total and Lloyd Adriatico 110 (62) million euros.

Lloyd Adriatico

		2001	2000	1999
Gross premiums	€ mn	1,189	1,150	1,113
Claims ratio	%	68.5	77.0	83.2
Expense ratio	%	19.2	19.4	18.6
Earnings after taxes	€ mn	109.7	62.0	33.9
Investments	€ mn	2,250	2,204	2,019
Employees		1,321	1,325	1,313

We expect the growth of our Italian property and casualty insurance business to continue in the **current fiscal year**. Our companies' earnings are also expected to show further improvement.

SWITZERLAND

- Allianz Suisse Versicherungs-Gesellschaft is our property and casualty insurer in Switzerland.
- This company resulted from the merger of our ELVIA, Berner Versicherung and Allianz Schweiz companies .
- With sales of 1.2 billion euros, Allianz Suisse Versicherungs-Gesellschaft ranks third in its market.

Premium income in local currency increased by 3.7 percent. This increase was primarily due to the fact that Swiss reinsurance sales in 2001 were for the first time recognized in the current fiscal year. Due to this change, our financial statements reflect reinsurance sales for two fiscal years.

Although the number and severity of natural catastrophes remained at a low level in 2001, the **claims ratio** increased to 79.8 (74.2) percent. This was primarily due to a one-time adjustment that had no effect upon earnings. An examination of cost allocations revealed that the share of expenses previously allocated for claims settlements was insufficient and had to be increased by 40 million euros. This drove up the claims ratio by 4 percentage points. In addition, claims from the collective health insurance business, which in Switzerland is carried in the property and casualty insurance segment, escalated, as did claims-related expenses in connection with the activities of what was formerly Allianz Schweiz.

This extraordinary effect in turn resulted in an improvement in the **expense ratio**, which fell to 27.2 (30.0) percent.

Due to weak stock market performance, **net investment income** fell significantly to 164 (330) million euros. This drop is also attributable to the fact that investment income in the preceding year was boosted by the divestiture of foreign shareholdings.

As a result, **earnings** after taxes deteriorated to 121 (199) million euros.

Allianz Suisse

		2001	2000	1999
Gross premiums	€ mn	1,244	1,160	1,101
Claims ratio	%	79.8	74.2	78.5
Expense ratio	%	27.2	30.0	29.6
Earnings after taxes	€ mn	120.5	198.5	113.2
Investments	€ mn	3,735	4,379	3,866
Employees		3,186	3,243	3,105

Following the merger of our Swiss brands, the implementation of a common IT platform and substantial investment to reinforce our marketing organization, we expect sales and earnings in the **current fiscal year** to be considerably higher than in the preceding year.

Sales by our **Allianz Risk Transfer** (ART) company increased by 5.7 percent to 506 million euros. Most business volume originated from the sale of conventional reinsurance products. Income from the marketing of alternative risk transfer solutions stabilized at 102 million euros. ART provides comprehensive risk management solutions to companies in the service, financial and industrial sectors. These products combine both financial and insurance expertise. This highly profitable business segment now accounts for 20 percent of ART's total portfolio.

Total **earnings** after taxes fell to 34 (47) million euros, primarily as a result of the attack on the World Trade Center.

ART

		2001	2000	1999
Gross premiums	€ mn	506	479	428
Claims ratio	%	77.5	65.9	72.4
Expense ratio	%	26.2	31.4	23.0
Earnings after taxes	€ mn	34.3	47.0	29.1
Investments	€ mn	1,139	1,043	894
Employees		28	28	12

GREAT BRITAIN

- Our Cornhill subsidiary ranks sixth in the British property and casualty insurance market.
- This subsidiary increased its premium income by a substantial 18.4 percent to 2.5 billion euros.

In local currency, we generated impressive **sales growth** of 21 percent. This growth was fueled by premium adjustments and substantial new business. We were able to achieve urgently needed premium increases in the area of automobile insurance as well as in other private and industrial lines.

In combination with our selective underwriting policy in the area of industrial insurance, this resulted in a significant improvement in the **claims ratio**, which dropped to 73.2 (83.5) percent.

The **expense ratio** also fell from 33.4 to 30.6 percent, primarily as a result of considerably higher sales.

Net investment income dropped to 184 (259) million euros.

Although **earnings** after taxes improved noticeably to 69 million euros after a loss of 11 million euros in the preceding year, performance in the area of industrial insurance remains unsatisfactory.

Cornhill

		2001	2000	1999
Gross premiums	€ mn	2,492	2,104	1,944
Claims ratio	%	73.2	83.5	80.9
Expense ratio	%	30.6	33.4	33.2
Earnings after taxes	€ mn	69.0	- 11.3	27.6
Investments	€ mn	2,753	2,376	2,450
Employees		3,992	3,717	3,523

For the **current fiscal year**, we expect moderate overall premium growth, further stabilization of earnings from private and commercial insurance and substantially higher returns in the area of industrial insurance.

SPAIN

- Allianz Compania de Seguros y Reaseguros, our property and casualty insurer, ranks second in its market.
- This Allianz company posted premium income of 1.3 billion euros.

Premium income increased by a substantial 19.1 percent. After strategic reorientation and streamlining of our marketing organization in the preceding year, sales picked up considerably in 2001. With premium income growing by 21.8 percent, performance in the area of automobile insurance was particularly encouraging.

The **claims ratio** improved to 78.7 (81.1) percent. This is attributable to the risk-oriented premiums we have been able to introduce in recent years, resulting in a noticeable reduction in automobile insurance claims frequency.

Following the successful integration of our Spanish companies and the further streamlining of workflows, the **expense ratio** improved by an additional 2.6 percentage points to 21.2 percent.

Spain

		2001	2000	1999
Gross premiums	€ mn	1,278	1,073	1,058
Claims ratio	%	78.7	81.1	89.7
Expense ratio	%	21.2	23.8	25.0
Earnings after taxes	€ mn	31.7	40.7	- 13.6
Investments	€ mn	1,420	1,459	1,546
Employees		2,030	2,159	2,102

Net investment income however fell to 59 (92) million euros in 2001. **Earnings** after taxes decreased to 32 (41) million euros.

In the **current fiscal year,** our Spanish insurer will not be able to maintain the high growth rate achieved in 2001. The claims and expense ratios are likely to show further improvement.

REST OF EUROPE

- We sell property and casualty insurance in the Netherlands, Austria, Ireland, Belgium, Portugal, Luxembourg and Greece and are present in Hungary, Slovakia, the Czech Republic and Poland. In addition, we write property and casualty insurance in Croatia, Bulgaria, Rumania and Russia.
- In most of these countries, our local companies rank among the five leading insurers.

Total **premium income** in the rest of Europe amounted to 4.3 (3.6) billion euros. Our largest sales were reported by the Netherlands with 873 million euros, followed by Austria with 844 million euros.

Rest of Europe
Gross premiums by country

	2001 € mn	2000 € mn	1999 € mn
Netherlands	873	557	523
Austria	844	831	810
Ireland	738	563	493
Belgium	391	393	373
Portugal	235	242	218
Luxembourg	176	133	119
Greece	62	75	96
Denmark	-	41	41
Subtotal Western and Southern Europe	3,319	2,835	2,673
Hungary	411	340	301
Czech Republic	173	181	88
Poland	137	116	61
Rumania	71	18	-
Slovakia	45	47	42
Bulgaria	45	39	-
Croatia	37	37	27
Russia	18	13	-
Subtotal Central and Eastern Europe	937	791	519
Total	4,256	3,626	3,192

In Central and Eastern Europe, sales were up approximately 20 percent to 937 million euros, primarily due to further expansion of our automobile insurance business in Hungary. With a total market share of 8 percent, we continue to be the leading international insurer in this emerging region.

Earnings after taxes improved to 112 (55) million euros. The main contributing factors were the return to profitability of our Austrian company and the strong performance of Allianz Hungária.

In Russia, we acquired a 45 percent interest in the Rosno insurance company coupled with an option to acquire a majority interest in this company in the future. This considerably strengthened our presence in this market. If the acquisition of the former government insurer in Slovakia is successful, we will move up to first place in this growth market.

In the **current fiscal year**, we are planning to further expand the reach of our sales network and to reinforce our market position. Here too, we are aiming for profitable growth, which means that we make every effort to see to it that expansion of our activities does not jeopardize our earnings targets.

NAFTA REGION

- Our property and casualty insurance companies in the North American Free Trade Association (NAFTA) generated sales of 6.8 billion euros.
- Fireman's Fund Insurance Company (FFIC) and Allianz Insurance Company (AIC) cover the U.S. market.
- Allianz Insurance Company of Canada serves the Canadian market.
- In Mexico, we are represented by Allianz México Compania de Seguros S. A.

Premium income in the NAFTA region increased by 5.1 percent to 6.8 billion euros (in local currency), with the U.S. market accounting for 90 percent of this figure. Premium income generated in this market rose by 8.9 percent to 6.2 billion euros.

FFIC was by far the biggest source of sales in the United States, contributing 5.4 (4.8) billion euros. The growth of this company, 7.1 percent in local currency, is attributable to the following factors:

- we were able to achieve a significant increase in premiums in the areas of commercial and automobile insurance, primarily in the second half of the year. However, premiums remain less than adequate.
- we withdrew from business segments which we do not expect to produce a sustainable contribution to earnings. These divestitures involved premiums in the amount of 500 million U.S. dollars.
- new product lines in the areas of liability, marine and agricultural insurance performed very well.

FFIC's accident year's claims ratio for 2001 improved by a substantial 12.7 percentage points to 80.1 percent. However, since we had to strengthen insurance reserves for the business segments we abandoned, this progress is reflected only partially in the calendars' year claims ratio, which improved from 88.6 to 84.7 percent.

Net investment income of FFIC was depressed by substantially lower realized gains and write-offs on investments.

This increased the loss of this property and casualty insurer to 357 million euros.

FFIC's new management is making an all-out effort to bring the company back to profitability. Unprofitable product lines are being removed from the market. Further radical corrections in the company's portfolio, higher premiums and an extremely restrictive underwriting policy are expected to get this company back on track. At the same time, FFIC is expanding profitable lines such as agricultural insurance and group business. Its organizational structures are being thoroughly streamlined.

Fireman's Fund Insurance Company

		2001	2000	1999
Gross premiums	€ mn	5,366	4,849	4,414
Claims ratio	%	84.7	88.6	79.5
Expense ratio	%	29.6	30.3	26.9
Earnings after taxes	€ mn	– 356.7	39.5	375.6
Investments	€ mn	12,053	10,928	11,427
Employees		7,093	8,437	9,031

Premium income of AIC, a company specializing in business with high-volume customers, decreased by 1.6 percent in local currency. Converted to euros, this decline translates into a slight improvement to 687 (675) million euros. AIC felt the effect of the attack on the World Trade Center more than any other company in the Allianz Group and ended the year with a loss of 472 million euros.

Allianz Canada recorded premium income in the amount of 539 (516) million euros. Sales in Mexico stagnated at 136 million euros.

NAFTA Region

		2001	2000	1999
Gross premiums	€ mn	6,822	6,300	5,636
Claims ratio	%	99.9	87.9	80.5
Expense ratio	%	29.2	29.6	26.6
Earnings after taxes	€ mn	– 1,029.9	– 86.1	343.1
Investments	€ mn	20,398	18,000	14,555
Employees		8,585	9,976	10,347

The **claims ratio** for all our companies in the NAFTA region jumped to 99.9 (87.9) percent due to the fact that effects of the September 11 attack are reflected in the 2001 financial statements.

The **expense ratio** improved slightly by 0.4 percentage points to 29.2 percent.

All in all, the downturn of the financial markets and the aftermath of the attack on New York resulted in a **loss** of 1.0 billion euros for our activities in the NAFTA region.

ASIA-PACIFIC REGION

- We are represented by subsidiaries or joints ventures in almost all markets in this region, which holds considerable potential for growth.
- Our total sales in the Asia-Pacific region amounted to 1.3 billion euros.

Premium income increased significantly in almost all markets in which we are active.

The sizeable jump in the premium income of our Australian company from 0.6 to 1.0 billion euros is attributable to the acquisition of an insurance portfolio from HIH. Competition in the Australian market remains intense. Nevertheless, it was possible to improve the claims ratio by 3.4 percentage points to 83.3 percent. At the same time, the expense ratio deteriorated due to high expenses for upgrading the IT system in connection with the integration of HIH. Earnings after taxes in Australia dropped to 5 (35) million euros.

In the other markets in this region, we were able to continue our success of the previous year and generated earnings after taxes of 6 million euros.

Together, our companies in the Asia-Pacific region reported **earnings** after taxes of 11 (39) million euros.

Asia-Pacific Region
Gross premiums by country

	2001 € mn	2000 € mn	1999 € mn
Australia	1,048	557	591
Taiwan	89	83	26
Indonesia	55	40	28
Malaysia	48	–	–
Japan	46	47	39
China	35	26	18
Singapore	17	23	13
Laos	6	5	–
Total	1,344	781	715

SOUTH AMERICA

- In South America, we are present in Argentina, Brazil, Chile, Colombia and Venezuela.
- *Total premium income in these countries amounted to 962 million euros.*

Brazil contributed 355 million euros in **premium income** to rank first in South America. Colombia followed, with sales of 267 million euros.

The **claims ratio** in South America improved substantially to 63.7 (70.9) percent. The primary reasons for this were the successful restructuring of our automobile insurance activities in Colombia and Venezuela as well as premium increases in all property lines in the region.

The **expense ratio** increased to 39.7 (34.8) percent, driven by restructuring expenses at our company in Chile.

In fiscal 2001, our companies in Chile and Colombia reported losses totaling 9 million euros. However, this represented a considerable improvement over the preceding year. In other countries, notably in Brazil, earnings showed substantial improvement. This put us back in the black in this region, where we showed a loss of 27 million euros the previous year. In 2001, **earnings** after taxes amounted to 29 million euros.

South America
Gross premiums by country

	2001 € mn	2000 € mn	1999 € mn
Brazil	355	390	398
Colombia	267	165	-
Argentina	138	126	97
Venezuela	126	134	126
Chile	76	76	76
Total	962	891	697

OTHER MARKETS

We also serve the casualty and property insurance markets in the West African countries of Benin, Burkina Faso, Ivory Coast, Gabon, Cameroon, Mai, Senegal and Togo through the companies of AGF Athena Afrique. AGF Athena Afrique ranks among the five leading providers in this region.

CREDIT INSURANCE

- We provide global credit insurance through the companies of our EULER and Hermes groups.
- We rank either first or second in 17 of the 29 markets we serve.
- With an overall market share of 36 percent, we are the world's leading credit insurer.

- EULER concentrates its activities on France, Great Britain, Italy, Belgium, Spain, the Netherlands, Luxembourg, the U.S., Canada and Latin America.
- Hermes is the group company responsible for credit insurance in Germany, Switzerland, Austria, Scandinavia, Central and Eastern Europe, Portugal and the Asia-Pacific region.
- In addition, EULER handles our factoring activities, and Hermes is responsible for bond insurance and insurance against breaches of confidence worldwide.

Premium income amounted to 1.6 billion euros, down just 1.4 percent from the preceding year. This was due to the fact that in 2001 income from service contracts was no longer treated as premium income but rather as other income. Without this change, premium income would have shown a 7.6 percent increase.

This accounting change also had a considerable effect on the **claims ratio**, which deteriorated from 46.6 to 68.0 percent. Without the change, the claims ratio, which was unfavorably impacted by a large number of major losses, would have risen to 58.6 percent.

The **expense ratio** was also depressed by these accounting changes. It jumped to 44.0 percent from a very positive 35.9 percent in the preceding year. Without the changes, it would only have risen to 37.9 percent.

Losses and costs combined also to reduce **earnings** after taxes, which amounted to 90 (158) million euros.

Credit insurance

		2001	2000	1999
Gross premiums	€ mn	1,589	1,611	1,534
Claims ratio	%	68.0	46.6	51.5
Expense ratio	%	44.0	35.9	36.7
Earnings after taxes	€ mn	90.5	157.5	122.7
Investments	€ mn	2,562	2,825	2,694
Employees		5,849	5,613	5,178

In the **current fiscal year**, we will combine the activities of our two credit insurance companies under EULER & HERMES S.A. As the leading credit insurer worldwide, this will enable us to achieve the greatest possible synergies, which, among other factors, will be generated by a uniform market presence, the pooling of administrative services and IT operations and the exchange of experience and expertise.

TRAVEL INSURANCE AND ASSISTANCE SERVICES

- With sales of 910 million euros, the Mondial Assistance Group ranks among the leading service providers in this market segment.
- In the course of the reporting period, we strengthened our position in assistance services in the Asia-Pacific region by acquiring World Care Assist in Australia and Auto Assist in Thailand.

Sales grew by a total of 13.2 percent. In travel insurance, premiums were up 11.6 percent to 732 million euros. Fees from assistance services rose to 178 million euros, an increase of 20.1 percent. This improvement was primarily due to the first-time consolidation of our U.S. subsidiary World Access over the full fiscal year and to the integration of two newly acquired service providers, World Care Assist and Auto Assist. After restatement to exclude these one-time effects, assistance revenues were up 7.0 percent.

Together with its subsidiaries, Mondial Assistance provides assistance services in 28 countries. A tightly-knit network of partners ensures first-rate customer service around the globe. Mondial Assistance has approximately 6,500 employees. One of its strengths is its business with institutional clients, primarily travel operators and insurance companies as well as banks and carmakers. In 2001, Mondial Assistance arranged assistance for customers of these business partners in 180 countries.

The **claims ratio** in the travel insurance business rose only slightly to 64.4 (63.2) percent. The **expense ratio**, however, once again showed substantial improvement, going from 36.5 to 33.4 percent. This positive development was accelerated by the regrouping of our activities in the Mondial Assistance Group, which had already produced noticeable improvements in the preceding year.

Taken together, travel insurance and assistance services generated after-tax **earnings** of 2.7 (24) million euros. This sharp decline is attributable to lower investment income and higher expenses for assistance services.

Travel insurance and assistance services

		2001	2000	1999
Gross premiums	€ mn	732	656	581
Claims ratio	%	64.4	63.2	63.1
Expense ratio	%	33.4	36.5	44.2
Earnings after taxes	€ mn	2.7	23.5	22.9
Investments	€ mn	445	416	502
Employees		6,498	5,456	4,006

For the **current fiscal year**, we once again expect double-digit growth in sales volumes and substantial improvement in earnings.

Life and health insurance

OVERVIEW

		2001	2000	1999
Total sales	€ mn	33,687	31,025	25,248
Gross premiums	€ mn	20,145	20,239	18,473
Expense ratio	%	20.2	17.4	16.4
Investment income	€ mn	8,565	14,044	12,994
Net income	€ mn	229	625	392
Investments	€ mn	212,757	211,798	198,890
Insurance reserves	€ mn	215,217	208,829	196,071

Total sales*	2001 € mn	2000 € mn	1999 € mn
Germany	11,672	11,681	11,429
France	4,864	5,558	4,179
Italy	5,944	4,490	2,986
Switzerland	1,174	1,053	1,127
Spain	940	767	440
Rest of Europe	1,871	1,612	1,533
U.S.A.	4,982	3,681	2,635
South America	356	469	176
Asia-Pacific Region	1,817	1,733	764

*) Before cross-border consolidation

- Total sales increased by 8.6 percent to 33.7 billion euros.
- Sales of investment-oriented life insurance products included in the total rose to 13.5 billion euros.
- Net investment income decreased by 39 percent to 8.6 billion euros.
- Reported net income fell 63 percent to 229 million euros.

Earnings after taxes[*]	2001 € mn	2000 € mn	1999 € mn
Germany	127	514	268
France	97	400	224
Italy	261	281	211
Switzerland	– 17	43	34
Spain	28	51	8
Rest of Europe	12	97	94
U.S.A.	– 24	133	– 10
South America	– 20	– 30	3
Asia-Pacific Region	– 5	– 66	29

[*] Earnings after taxes, before amortization of goodwill and minority interests, net of extraordinary tax items in 2000

Investments[*]	2001 € mn	2000 € mn	1999 € mn
Germany	117,199	121,260	116,131
France	43,313	43,625	41,263
Itay	15,122	14,977	14,092
Switzerland	8,066	8,213	7,408
Spain	3,564	2,776	2,473
Rest of Europe	9,335	9,278	9,021
U.S.A.	11,825	8,179	6,182
South America	389	424	262
Asia-Pacific Region	3,945	3,241	3,174

[*] 2001 excluding own used real estate

Total life and health insurance sales increased by 8.6 percent to 33.7 billion euros.

Over 40 percent of this total derived from investment-oriented products, mainly unit-linked life insurance. Despite the state of the capital markets, we were able to increase sales of these products by 25.0 percent to 13.5 billion euros. Disregarding effects of consolidation and currency translation, sales increased by 7.8 percent.

In many countries – especially Italy, France and the U.S. – the sale of investment-oriented products has already surpassed that of traditional life insurance products. Although growth slowed in fiscal 2001, mainly as a result of poor stock market performance, we expect above-average growth in the fund-linked life insurance business in the years to come. The fact that the underlying funds of these products are to an increasing extent funds of our own Asset Management division will give the investment-oriented business an additional boost.

The following table shows sales generated by investment-oriented products in the various countries.

Sales of investment-oriented products

	2001 € mn	2000 € mn	1999 € mn
Italy	4,608	3,036	1,533
U.S.A.	3,504	2,216	1,102
France	3,308	3,261	2,721
Switzerland	590	529	497
South Korea	583	759	349
Netherlands	252	194	227
Great Britain	207	207	207
Belgium	105	115	68
Spain	61	235	19
Other countries	324	234	52
Total	13,542	10,786	6,775

In IAS accounts, which reflect sales of investment-oriented products only to a limited extent, premium income decreased slightly by 0.5 percent to 20.1 billion euros. When evaluating the stagnation of the traditional life insurance business, it should be noted that in the previous year our French subsidiary AGF sold a group contract with a non-recurring premium of 800 million euros. Disregarding this one-time effect, growth of these products reached a satisfactory level of 3.6 percent. This increase was primarily generated by life insurance sales in the U.S. – for the most part annuity insurance – and the successful launch of new products in South Korea.

The expense ratio for total sales (including investment-oriented products) increased slightly from 11.4 to 12.1 percent. In IAS accounts, the expense ratio increased by 2.8 percentage points to 20.2 percent.

Net investment income was depressed by extremely weak capital markets and decreased substantially by 5.5 to 8.6 billion euros. For this reason, the share of profit allocated to our customers was considerably lower than in the previous year. On the whole, benefits to our customers fell from 26.4 billion euros to 22.0 billion euros, even though higher payments for maturities, surrenders and pensions were made in several countries. The lower investment income thus had a lesser impact on net income.

Earnings before taxes and amortization of goodwill fell by 68 percent to 0.6 billion euros. After amortization of goodwill, taxes and minority interests, net income amounted to 229 million euros, down 63 percent from 625 million euros a year earlier.

GERMANY

- In this market, we offer life insurance products through Allianz Lebensversicherungs AG, Deutsche Lebensversicherungs-AG and Vereinte Lebensversicherung AG.
- Vereinte Krankenversicherung AG is our health insurer.
- Total premiums written of these companies amounted to 11.7 billion euros.
- We are the market leader in life insurance and number three in health insurance.

Total **premium income** can be divided as follows: life insurance business accounted for 9.0 billion euros or 77 percent, while the sale of health insurance products contributed 2.7 billion euros or 23 percent. Total segment sales remained at the same level as for the previous year.

Life insurance

The **premium income** of our German life insurance companies decreased by 1.2 percent to 9.0 billion euros. This hiatus after many years of continuous growth is attributable to two factors:

- on the one hand, the number of contracts reaching maturity increased substantially.
- on the other hand, marketing capacities were to a great extent tied up by the sale of so-called "Riester products" (named after labor minister Walter Riester), which require extensive advising services. This led to the sale of over 320,000 contracts in this area of provision, most of which, however, will not generate premium income until 2002.

With a growth rate of 25.3 percent in new regular premiums, Allianz Leben clearly outperformed the market, which grew by an average of only 15.9 percent. However, due to a high-volume contract concluded in the previous year, single-payment premiums dropped by 8.2 percent. Annuity insurance now accounts for approximately two-thirds of new business with regular premium payments and over 90 percent of single-premium contracts.

The business in force – based on the amounts insured – increased by 2.8 percent to 228.4 billion euros. The number of insurance contracts decreased by 1.3 percent.

The cancellation rate was maintained at a very low level of 3.6 (3.4) percent.

Acquisition costs were inflated by the boom in new business. Since premium income dropped slightly during the same period, the **expense ratio** increased to 13.7 (11.1) percent. Administrative costs improved slightly to 2.4 percent and thus continue to stay clearly below the market average.

Investments fell to 106.4 billion euros in 2001. Net investment income, which was depressed by developments on the capital markets, amounted to 4.5 (8.1) billion euros.

Earnings after taxes dropped to 65 (467) million euros.

Allianz Lebensversicherungs AG, Vereinte Lebensversicherung AG, Deutsche Lebensversicherungs-AG

		2001	2000	1999
Total sales	€ mn	8,981	9,094	8,916
Gross premiums	€ mn	8,969	9,094	8,916
Expense ratio	%	13.7	11.1	8.5
Earnings after taxes	€ mn	64.7	466.6	226.1
Investments	€ mn	106,425	111,805	106,493
Employees		6,440	6,159	6,158

In **the current fiscal year**, Allianz Leben will considerably expand its business in statutory, state-supported private and corporate retirement products. In the first months of sales, the company captured a market share of over 20 percent with these products. As the leading full-service provider of corporate retirement provision products, it intends to offer all available options. In addition to the current pension scheme, a pension fund will be introduced. Allianz scored an initial big success by assuming leadership of the consortium set up to establish the "MetallRente" pension institution for the metal-working and electrical industries.

Health insurance

Premium income of Vereinte Krankenversicherung AG increased by 4.1 percent to 2.7 billion euros. The 4.8 percent growth of premium income from the core health insurance business resulted from new business and from the adjustment of premiums to reflect higher health care costs.

In mandatory care insurance, for which the same conditions apply throughout the market, premium income fell by 3.0 percent. This decrease was caused by lower rates.

The number of persons insured increased slightly by 0.4 percent to 2.27 million.

Despite enhanced claims management, payouts rose to 1.9 billion euros (plus 6.8 percent) in 2001. As a result, the **claims ratio** increased to 73.1 (71.6) percent.

The **expense ratio** increased slightly to 9.9 (9.4) percent.

Due to lower realized gains, **net investment income** fell to 275 (457) million euros.

Earnings after taxes rose to 48 (34) million euros. This increase is primarily due to an adjustment of deferred tax assets and liabilities to the future projected fiscal situation of Vereinte Kranken.

Vereinte Krankenversicherung AG

		2001	2000	1999
Gross premiums	€ mn	2,691	2,587	2,513
Claims ratio	%	73.1	71.6	70.6
Expense ratio	%	9.9	9.4	10.7
Earnings after taxes	€ mn	48.0	34.1	42.2
Investments	€ mn	10,940	10,549	9,848
Employees		3,926	3,836	4,121

For the **current fiscal year,** Vereinte Krankenversicherung AG expects to increase its sales by about 6 percent. The company continues to invest in streamlining the workflow of its in-house and field services departments. Efforts to reduce the claims ratio focus on benefits and health management. For the time being, however, continued cost increases in health care are limiting the potential for further improvement.

ITALY

- We have an excellent position in the Italian life insurance market with the RAS Group and Lloyd Adriatico.
- Together, they increased their sales to 5.9 billion euros.
- This ranks them number two in the Italian market.

Total sales increased by 32.4 percent. The RAS Group reported **premium income** of 5 billion euros and Lloyd Adriatico 0.9 billion euros. Premium income in IAS accounts, which includes only a small fraction of investment-oriented life insurance products, amounted to 1.3 billion euros. The sales successes of our companies increased our share of the Italian health insurance market from 11.1 to 13.5 percent.

This growth was mainly attributable to bank-based sales of fund-linked life insurance products (bancassurance).

- A significant share of the high sales volume came from the ongoing expansion of the cooperation agreement with the Unicredito Group. The number of branch banks selling life insurance products increased substantially. This channel enabled us to increase premium income to 3.4 billion euros.
- At the same time, Banca Antoniana Veneta Popolare Vita, a Lloyd Adriatico bancassurance joint venture, once again performed extremely well. The company boosted its sales by 53 percent to 542 million euros.

The **expense ratio** increased to 22.5 (14.8) percent.

Higher depreciation and lower realized gains reduced **net investment income** to 842 (963) million euros.

Earnings after taxes decreased to 261 (281) million euros.

Italy

		2001	2000	1999
Total sales	€ mn	5,944	4,490	2,986
Gross premiums	€ mn	1,336	1,454	1,453
Expense ratio	%	22.5	14.8	16.7
Earnings after taxes	€ mn	260.7	281.4	211.2
Investments	€ mn	15,122	14,977	14,092

The demand for fund-linked life insurance products continues to increase in the **current fiscal year.** The marketing agreement with the Unicredito Group and the dynamic development of Antoniana Veneta Popolare Vita will further strengthen our position in this growth market.

FRANCE

- The AGF Group ranks sixth in the French life insurance market.
- In health insurance, we rank second in France.
- Total life insurance sales amounted to 4.9 billion euros.

With a decline of 12.5 percent, our French companies shifted into reverse and posted a drop in sales, which is essentially attributable to two factors:

- sales of our investment-oriented products suffered from the volatility and general weakness of the capital markets, but fared better than the market as a whole.
- in fiscal 2000, we acquired a major group contract involving the off-balance sheet treatment of the pension provisions of an industrial company. This contract alone brought us 800 million euros in non-recurring income for which there is no equivalent on our books in 2001.

Premium income in IAS accounts amounted to 1.6 billion euros. Disregarding the one-time effect of the group contract in the previous year, this represents a 3.9 percent increase over fiscal 2000.

The **expense ratio** increased to 52.0 (27.6) percent, which resulted from the fact that the high premium income from the group contract in the previous year was also a non-recurring item.

Net investment income decreased substantially to 1.3 (2.5) billion euros.

This development also had an effect on after-tax **earnings** which, after reaching an exceptional peak of 400 million euros in the previous year, dropped to 97 million euros.

France

		2001	2000	1999
Total sales	€ mn	4,864	5,558	4,179
Gross premiums	€ mn	1,556	2,297	1,458
Expense ratio	%	52.0	27.6	36.0
Earnings after taxes	€ mn	97.4	399.7	224.1
Investments	€ mn	43,313	43,625	41,263

In the **current fiscal year**, the demand for investment-oriented life insurance and savings products will again depend to a great extent on the development of the capital markets. Insofar as marketing and product range are concerned, we are well equipped to address our customers' needs for insurance and retirement provision.

SWITZERLAND

- In Switzerland, our former companies were regrouped to form Allianz Suisse Lebensversicherungsgesellschaft.
- The new company ranks sixth in the Swiss market with annual sales of 1.2 billion euros.

Total **premium income** increased by 11.5 percent. This growth is primarily attributable to group business with a high percentage of single-payment premiums, while sales of individual life insurance policies continued to develop very slowly.

Since business with predominantly investment-oriented life insurance products grew disproportionately, the **expense ratio**, which is calculated exclusively on the basis of IAS sales, deteriorated to 22.6 (9.9) percent.

Since realized gains were significantly lower and **investments** (mainly stocks) had to be substantially revaluated, net investment income dropped from 424 to 220 million euros.

This resulted in an after-tax **loss** amounting to 17 million euros in our IAS accounts, after earnings of 43 million euros in the previous year.

Allianz Suisse

		2001	2000	1999
Total sales	€ mn	1,174	1,053	1,127
Gross premiums	€ mn	584	524	630
Expense ratio	%	22.6	9.9	12.0
Earnings after taxes	€ mn	– 17.1	42.6	33.9
Investments	€ mn	8,066	8,213	7,408

The situation in Switzerland will continue to remain difficult in the **current fiscal year**. The statutory guaranteed interest of 4 percent in the group plan business cannot be generated from current investment income. Substantial capital gains can hardly be expected as long as the present situation in the capital markets remains unchanged. If there is no significant and long-term improvement of the regulatory environment for our activities in Switzerland, we may have to revise our strategy.

SPAIN

- In Spain, our life insurance activities are handled by Allianz Seguros and Eurovida, a bancassurance joint venture.
- Together, they recorded premium income of 940 million euros.
- They rank eighth in the Spanish market.

Total sales increased by 22.6 percent. This increase would have been even more substantial were it not for the fact that Allianz Seguros sold two group contracts in the preceding year with non-recurring premiums that do not reappear in the 2001 financial statements. Private customers clearly showed growing demand for life insurance products with guaranteed interest. With these products, we achieved a growth rate of 60.3 percent, which is a result of our optimized marketing structure in Spain, as well as the measures taken to increase the productivity of our sales force. Fund-linked contracts without guaranteed interest, however, were less popular, which prevented our Eurovida bancassurance joint venture from repeating last year's rapid growth.

The **expense ratio** improved to 4.2 (8.9) percent, clearly reflecting the savings resulting from the integration of our Spanish companies and high-volume pension contracts signed in the course of the year.

Earnings after taxes substantially decreased to 28 (51) million euros.

Spain

		2001	2000	1999
Total sales	€ mn	940	767	440
Gross premiums	€ mn	879	532	421
Expense ratio	%	4.2	8.9	9.3
Earnings after taxes	€ mn	27.5	50.7	8.2
Investments	€ mn	3,564	2,776	2,473

We are continuing to expand our network of financial advisors in Spain in the **current fiscal year.** In addition to funds, all types of life insurance are offered. This additional marketing channel is expected to give our business a further boost.

REST OF EUROPE

Total **sales** of life and health insurance in the other European markets amounted to 1.9 billion euros. In many countries we once again achieved double-digit growth rates, especially through sales of investment-oriented products. Premium income in IAS accounts increased to 1,148 (971) million euros.

Earnings after taxes dropped substantially to 12 (97) million euros. To a great extent, this was attributable to sharply lower earnings in Belgium. Due to a substantial decrease in investment income, our Belgian company recorded a loss of 21 million euros.

Rest of Europe
Total sales by country

	2001 € mn	2000 € mn	1999 € mn
Belgium	421	414	362
Netherlands	409	270	326
Great Britain	337	344	324
Austria	282	268	251
Luxembourg	129	100	70
Greece	71	74	82
Portugal	69	65	64
Subtotal Western and Southern Europe	1,718	1,535	1,479
Hungary	53	52	39
Poland	38	24	15
Czech Republic	35	–	–
Slovakia	16	–	–
Croatia	8	–	–
Bulgaria	3	1	–
Subtotal Central and Eastern Europe	153	77	54
Total	1,871	1,612	1,533

U.S.A.

- Allianz Life of North America is our life insurer in the United States of America.
- Total sales increased by 35.3 percent to 5.0 billion euros.
- Appreciation of the U.S. dollar with respect to the euro contributed 4.3 percent of growth.

In original currency, total **sales** increased by 31 percent.

The most important business segment for Allianz Life, annuity insurance, continued its dynamic performance with a growth rate of 38.7 percent. Our recovery program in the fund-linked annuity business began producing results; for the first time since 1997, we expanded our portfolio, and new business is picking up. Life reinsurance is also performing very well. Premium income in this segment amounted to 424 (366) million euros.

The **expense ratio** increased slightly to 49.2 (48.2) percent, primarily as a result of our intensive efforts to stimulate sales of fund-linked annuity insurance.

Lower realized gains and considerably higher depreciation depressed net **investment** income to 468 (568) million euros.

Earnings were impacted not only by lower investment income but also by the cost of financing our substantial new business. All in all, we recorded an after-tax **loss** of 24 million euros, after earnings of 133 million euros in the previous year.

Allianz Life

		2001	2000	1999
Total sales	€ mn	4,982	3,681	2,635
Gross premiums	€ mn	1,478	1,465	1,533
Expense ratio	%	49.2	48.2	40.2
Earnings after taxes	€ mn	– 23.7	132.6	– 9.5
Investments	€ mn	11,825	8,179	6,182
Employees		1,750	1,435	1,083

We are continuing to expand our marketing channels and to promote sales of fund-linked life insurance in the **current fiscal year.**

ASIA-PACIFIC REGION

- *We also supply life and health insurance in Asia and are steadily expanding our business in the rapidly developing markets of this region.*

With a total sales volume of 1.6 billion euros, our biggest company in this region is Allianz First Life in South Korea. Having posted after-tax earnings of 26 million euros, this company generated a profit following a loss of 39 million euros the year before.

In Indonesia, we offer life and health insurance. In Malaysia, we sell life insurance through our subsidiary Allianz Life Insurance Malaysia Berhad. We also operate life insurance joint ventures in Taiwan, Thailand, China, the Philippines and (since 2001) India. In Singapore and Pakistan, we only underwrite health insurance.

Gross premium income in IAS accounts amounted to a total of 1.2 billion euros, of which 1.1 billion euros originated from South Korea.

Earnings after taxes also improved for the region as a whole. The loss of 66 million euros in the previous year was reduced to 5 million euros. Earnings were negatively impacted by our company in Taiwan, which, in an extremely difficult business climate, reduced its losses but has not yet crossed the profitability threshold.

OTHER MARKETS

We also sell life insurance in Brazil, Colombia, Chile, Argentina and Venezuela. Total **sales** in these countries amounted to 356 million euros.

South America
Total sales by country

	2001 € mn	2000 € mn	1999 € mn
Brazil	178	208	154
Colombia	107	195	-
Chile	61	59	22
Argentina	9	7	-
Venezuela	1	-	-
Total	356	469	176

Following the takeover of the Dresdner Bank Group, our report now also includes a "banking" segment. This segment covers all Allianz Group banking activities, including the new "mobile investment advisor" marketing channel currently being established. However, our banking business is primarily comprised of the Dresdner Bank Group, which was integrated into the financial statements of Allianz Group as of July 23, 2001. This segment does not include the Dresdner Bank Group asset management activities, which are covered by our asset management segment.

The year 2001 was an extremely difficult year for financial institutions, and this applies both to banks operating at the national level as well as institutions operating at the global level. Worldwide recession, weak capital markets and the terrorist attack on the United States severely depressed earnings in the lending business. The banking business of Allianz also suffered from these influences.

Overview		2001	2000
Net interest and current income	€ mn	2,363	318
Net fee and commission income	€ mn	1,290	- 61
Trading income	€ mn	244	7
Other income/expenses	€ mn	248	- 14
Administrative expenses	€ mn	- 3,261	- 113
Cost income ratio	%	83	48
Loan loss provisions	€ mn	- 588	- 21
Net income	€ mn	- 220	101
Loans and advances to customers and banks	€ bn	277	14
Liabilities to customers and banks	€ bn	307	9

Interest-earning business suffered from persistently low interest levels and intensive competition with respect to conditions. Net interest income amounted to 2.4 billion euros.

We fully audited the loan portfolio. At year-end, total loan loss provisions amounted to 8.1 billion euros or 3.9 percent of total loans outstanding.

Commission income suffered from the reluctant attitude of customers in the securities and issuing areas. Net fee and commission income amounted to 1.3 billion euros.

Earnings in the trading business were conditioned by two opposing trends: in the bond, currency and precious metals business, we generated positive results; this also applies to trading in other financial instruments, primarily derivatives. Stock trading, however, produced a loss. Total trading income amounted to 244 million euros.

We incurred administrative expenses of 3.3 billion euros. Above all, administrative expenses were inflated by bonus guarantees from the previous year. Although our cost-containment program began producing results, these will not be reflected in our financial statements until fiscal 2002.

The net total of other income and expenses amounts to 248 million euros. This includes income of nearly one billion euros from management of equity investments and expenses for realignment of the Dresdner Bank totaling 338 million euros.

Total earnings before taxes and amortization of goodwill amounted to 297 million euros. After amortization of goodwill, taxes and minority interests, a loss of 220 million euros was incurred. The Dresdner Bank Group accounted for 213 million euros of this loss. Given this performance, we clearly missed our original targets in the banking sector in 2001.

Private customers

Business with private customers was depressed by weak securities markets throughout the year 2001. Particularly affected by the bear market were commission-based financial services. While our restructuring program succeeded in slowing down runaway costs, it was not possible to compensate for the significant drop in income. We set up loan loss provisions of 177 million euros. As a result, our business with private customers produced an after-tax loss of 111 million euros.

Private customers		2001	2000
Total income	€ mn	1,443	165
Loan loss provisions	€ mn	- 177	- 4
Total expenses	€ mn	- 1,400	- 136
Earnings after taxes	€ mn	- 111	25
Cost-income ratio	%	97	82

Corporate & Markets

The results of the Corporate & Markets division were negatively impacted by the difficult situation in the capital markets. This applies especially to the stock-related activities of Global Equities and Private Equities. However, our Global Debt department and our corporate business in Germany generated significant income. Costs incurred in connection with these activities remained unsatisfactory, essentially due to bonus guarantees offered to key executives in the preceding year as an incentive to remain with the company. Loan loss provisions diminished earnings by 417 million euros. The high level of loan loss provisions was attributable not only to worldwide weak economic fundamentals, but also to our U.S. loan portfolio, which contained a significant volume of non-performing loans, for the most part loans to medium-sized companies. We have terminated our lending activities in this market segment in the year 2000. After tax loss amounted to 619 million euros.

Corporate & Markets		2001	2000
Total income	€ mn	1,864	10
Loan loss provisions	€ mn	- 417	-
Total expenses	€ mn	- 2,040	- 9
Earnings after taxes	€ mn	- 619	1
Cost-income ratio	%	109	90

- Our assets under management increased by 67 percent to 1,172 billion euros.
- The Dresdner Bank takeover contributed 414 billion euros to this total.
- This ranks Allianz among the five largest companies in this business segment.

We distinguish between two categories of **assets under management**:

- **asset management for third party investors** and other financial services.
- assets under management which include **investments** used to cover insurance provisions, equity capital and borrowed funds.

Asset management for third parties

Over the past four years, we have expanded our asset management operations for third party investors into a core business area, mainly through acquisitions. Following the acquisition of Dresdner Bank, we now have production and distribution capacities in all essential markets, reaching 60 million customers. We have created a global platform for our asset management business, and we have significant market shares in the U.S. and in Europe.

In 2001, all operative asset management units were combined in the Allianz Dresdner Asset Management (ADAM) division. The division has uniform management and reporting structures, but each of its companies has clear competencies and its own responsibilities and decision-making powers. The internationally operating units are Global Retail, Global Equity and Global Fixed Income.

Assets under management

	Current values 12/31/2001 € bn	Current values 12/31/2000 € bn
Group investments	527	341
Investments held on account and at risk of life-insurance policyholders	25	23
Investments for third party investors	620	336
PIMCO Group	333	297
Dresdner Bank Group	211	-
Nicholas Applegate	29	-
Other companies	47	39
Assets under management	**1,172**	**700**

Total assets under management amount to almost 1,200 billion euros. Approximately 53 percent or 620 billion euros are assets managed for third party investors. Two thirds of this amount are invested in fixed-income securities, one third is invested in stocks.

In terms of volume, the share of institutional investors is 75 percent. This clearly demonstrates that we are operating in a market environment with extremely high expectations regarding the quality of our products and services, which also benefits our private customers.

In terms of geographic distribution, 70 percent of our customers are based in the U.S.; approximately 25 percent live in Europe.

Fiscal 2001 was a year of integration. Although this process tied up many of our resources, we still achieved a number of outstanding successes in the course of the year.

- In Germany, we, jointly with Allianz Leben, obtained the mandate to lead the MetallRente consortium, which is projected to be the largest pension institution in this promising market. The award of this contract demonstrates that as a leading provider of know-how in the insurance, banking and asset management businesses, we can offer our customers unique service combinations that are well received in a newly opening market. This trend and the restructuring of our activities should enable us to attain above-average results in the future (see page 64 of this Annual Report for more details).
- The leading rating agency Standard & Poor's awarded its highest rating to 21 funds managed by dit (Deutscher Investment Trust) and Allianz Kapitalanlagegesellschaft in Germany.
- In the United States, we regrouped fund sales to private customers in PIMCO Advisory Services. This not only resulted in considerable cost reductions but also increased the cash inflow of our public funds by 70 percent. With total assets of 14.8 billion U.S. dollars, we improved our market position in this segment from 11th to 3rd place. In 2001, the PIMCO Total Return Fund was the best-selling fund in all investment classes in the U.S., and no competitor challenged our leading position during the first months of 2002.
- By founding Allianz Hedge Fund Partners, we considerably increased our product range for institutional investors.
- In Hong Kong, an important center for our Asian business, we received an award honoring us as the company with the best performance over a ten-year period.

We were less satisfied with the growth of our stock business. Sales of public funds, both through our own distribution channels and through third parties, also failed to meet our expectations.

Today, we are one of the world's leading fund managers in terms of assets under management. In the course of the coming years, we also want to become a leader in product quality and profitability. In order to compete in tomorrow's market place, excellent products and outstanding service will make the decisive difference. That includes the know-how allowing us to offer our customers complex solutions for their investment needs. To achieve this objective, we strictly monitor the efficiency of all stages of the value-creation process. This ensures our sustained competitiveness and builds the foundation for meeting the long-term return expectations of our customers and shareholders.

In fiscal 2001, the Asset Management segment recorded an after-tax loss of 348 million euros. This includes acquisition-related expenses totaling 647 million euros. Thereof amortization of goodwill amounted to 243 million euros. We amortize goodwill of the ADAM companies by the straight-line method over twenty years.

A further 188 million euros was charged as "capitalized loyalty bonuses" for the management of the PIMCO group. These loyalty bonuses were part of the price paid for the company and will be amortized over five years. Additional retention payments intended to incite management and employees to stay with the company amounted to 186 million euros. These payments were also included in the PIMCO acquisition package and will be made over the next five to seven years. Retention payments amounting to 30 million euros were granted by Dresdner RCM in connection with the takeover by Allianz.

Minority interests in earnings amounted to 182 million euros. Of this amount, PacLife received 142 million euros. The former owner of the PIMCO group still holds a 30 percent interest in the company. A purchase option for these shares takes effect in January 2003.

Disregarding these items, Asset Management generated a pre-tax operating result of 313 million euros, bearing out the fact that the cost-income ratio is still unsatisfactorily high at 84.7 percent. This indicator was weighed down by the cost of setting up and restructuring the Allianz Dresdner Asset Management Group, which came to 82 million euros.

Investments

The current value of **Group investments** amounted to 527.4 billion euros. For the first time, this figure also includes Dresdner Bank investments in the amount of 203.1 billion euros. Altogether, Group investments grew by 11.3 percent compared to the amount established on a pro forma basis for the previous year (474 billion euros). The increase in value was weakened by lower stock market prices.

Group Investment Structure

	12/31/2001		12/31/2000
	Current values € bn	Weighting in %	Weighting in %
Real estate	16.7	3.2	5.8
Equity securities	120.5	22.8	35.5
Fixed-income securities	358.0	67.9	55.5
Other investments	32.2	6.1	3.2
Investments	527.4	100.0	100.0

The current value of **investments in affiliated enterprises, joint ventures and associated enterprises** decreased by 5.1 to 24.4 billion euros. Most of these investments are in associated enterprises (i.e. companies in which we hold a share of between 20 and 50 percent), which are valued by the equity method. Our biggest holdings were Münchener Rückversicherungs-Gesellschaft AG (Munich Re) (14.0 billion euros) and Beiersdorf AG (4.1 billion euros).

In addition, we held **investments** with a current value of 350.0 billion euros. Of these, 322.2 billion euros were in **securities available for sale**. Fixed-income securities accounted for 75 percent and equity securities for 25 percent. A list of companies in which we hold at least 5 percent of the capital or in which our investment exceeds 100 million euros can be found on pages 80 to 88 of the Notes to the Financial Statements. Also shown in this list are the percentage of our interest in each company and the individual current market capitalization of our holdings. At the end of 2001, the market value of these holdings amounted to 56.2 billion euros.

Real estate rented to third parties amounted to 16.7 billion euros in fiscal 2001, **securities held to maturity** to 7.7 billion euros.

Funds held by others under reinsurance contracts were valued at 3.4 billion euros.

Unrealized investment gains amounted to a total of 16.6 billion euros.

Investments held on account and at risk of life insurance policyholders increased in 2001 by 8 percent to 24.7 billion euros.

Investment structure by segments as of December 31, 2001
Current values in € bn

	Property/Casualty	Life/Health	Banking	Asset Management
Real estate	7.2	9.0	0.5	0.0
Equity securities	53.8	39.9	25.9	0.9
Fixed-income securities	46.2	149.8	159.1	2.9
Other investments	10.0	2.2	19.9	0.1
Investments	117.2	200.9	205.4	3.9

After elimination of cross-segment group-internal transactions

Net investment income fell to 17.3 (21.5) billion euros as of December 31, 2001. This reduction is mainly attributable to the negative development in the capital markets.

Investments in the insurance business contributed 14.6 (21.3) billion euros to net investment income. This reduction was in particular due to a 6.5 billion decrease of realized gains and losses, which amounted to 1.0 billion euros at year-end (also see the table "Investment income" on page 64 of the Consolidated Financial Statements).

The banking segment contributed a further 2.6 billion euros to investment income; 0.2 billion euros of this amount were generated by trading activities. In addition, current income amounted to 1.4 billion euros, realized capital gains and losses from disposal of investments to 1.1 billion euros and write-downs to 0.1 billion euros.

The aim of Group controlling is to increase corporate value. We want to ensure that all the Allianz Group companies contribute to increasing corporate value across all our segments (insurance, asset management and banking). In this controlling process, Allianz AG acts as management holding company. The key indicator of our value-based corporate management concept is "Economic Value Added" (EVA).

Decentralized and centralized elements

The controlling and planning of a global, integrated financial services group must first and foremost bear in mind the fact that successful distribution and customer relations in the insurance, asset management and banking businesses, are still to a great extent determined by local conditions. This is why our Group companies are responsible for the success of their national operations.

At the same time, the Allianz Group's controlling process must be attuned to the increasing influence of global risks on our business success. Such risks may stem from natural catastrophes or from price fluctuations in the capital markets. They may also, however, be the result of corporate insolvencies that reduce the value of financial investments and cause loan losses. Therefore we must manage and control global risks centrally, because, compared to a regional financial services provider, our international scope increases the danger of an accumulation of risks.

For these two reasons – local business and global accumulation risks – the basic principle in Allianz Group controlling is: "As decentralized as possible, as centralized as necessary."

Strategic Holding

Allianz AG operates as a management holding company. In exercising its control function, the Board of Management is supported by the Group Center, which provides the following assistance:

- the Group Center formulates Group objectives applicable worldwide, adapts these objectives to the various business segments and companies and coordinates any necessary changes in the management dialogue.
- it fixes the global coordinates within which the individual companies establish their planning and ensure that the business models and strategies of the Group companies are in line with overall Group objectives.
- in addition, the Group Center establishes the standards and methods of corporate governance that apply to all entities of the Group and ensures that these rules are applied worldwide.
- centers of competence and transfer of know-how contribute to the continuous identification of new added-value opportunities and their systematic utilization throughout the Group.

Allianz AG concentrates its efforts on the following tasks.

Strategic planning and controlling The foremost aim of this process is the sustained increase of corporate value. We therefore identify the units that increase the value of the Group, as well as those that destroy economic value, and summarize the results of this ongoing analysis in alternative action plans. In this we are supported by an internal reporting system that provides a standardized, condensed and up-to-date picture of essential business developments throughout the Group.

Strategic portfolio management This process leads to decisions on capital allocation and portfolio optimization. The structure and focus of the portfolio are determined on the one hand by the acquisition and disinvestment of companies and on the other hand by the reorganization and realignment of existing Group companies. Capital must be employed with the highest possible effectiveness, meaning we invest in business segments and company units where we can expect results to clearly exceed capital costs on a sustained basis. But in this process, we also observe market cycles and their interdependency in order to utilize them for continued value increase and to limit the fluctuation of results. All this is done in the interest of increasing shareholder value.

Synergy management The holding company organizes the global transfer of know-how, identifies potential synergies and makes sure that these are transformed into added value. Emphasis is placed on products, operating procedures and marketing models.

Management deployment Our management trainees are identified at a Group level, supported and individually prepared to take on management responsibilities within the international Group organization. Whenever possible, management positions are filled internally.

Management dialogue

The purpose of this management instrument is to make sure that all company units contribute to sustained, profitable growth of the Group. In the management dialogue we agree on targets and discuss the concepts and activities designed to meet them. A vital ingredient of the management dialogue is the direct communication between decision-makers which unfolds in three phases.

- At the beginning of February, the holding company's Board of Management reviews the long-term strategies for increasing corporate value and updates them. On this basis, strategic measures are decided and resources are allocated. Group EVA targets are discussed and then used as a basis for defining provisional top-down objectives for the individual Group companies.
- By mid-year, the Group companies must present the strategic sub-objectives they have derived for their specific operations, the measures they intend to take and the basic plan data they have developed. These proposals are discussed with the Board in a strategic dialogue. Thereafter, the EVA target for the coming year is agreed upon in accordance with the top-down objectives specified.
- In the late fall, we hold planning discussions are held at the Group companies to ensure that the agreed targets are effectively reflected in the detailed operating plans.

Economic Value Added

How do we benchmark the success of our strategies and the measures taken to increase corporate value? We have adopted the value added concept, which has since become familiar under the name "Economic Value Added" or EVA. This concept determines:

- our objectives,
- our risk-adjusted performance measurement and
- management remuneration.

It compares the profit generated with our capital costs. The positive or negative difference – or EVA – shows to what extent we have been able to exceed the opportunity costs of our risk capital or not. The EVA calculation process has been customized to fit in with the specific requirements of our business.

Risk capital

We determine the amount of risk capital required for the operating units or business segments by applying the following criteria: the risk profile of the individual companies or segments (for more information about risks, see pages 137 to 146 of this Annual Report) and the security level.

Fine-tuning

How do operating units increase their EVA? First of all, by identifying all value drivers in their business and by continually monitoring their development. Secondly, by determining where values are created or destroyed in their value added chain. For this purpose, they observe such indicators as claims development, sales and personnel costs, new business or investments. Since fiscal 2000, we have also determined the EVA of individual segments such as products, customer groups, or distribution channels. That way, we can increase the shareholder value of the Allianz Group even more purposefully.

Management remuneration

A substantial proportion of the remuneration paid to top management and local company management is contingent on meeting EVA targets (see pages 21 to 22 of this Annual Report for more details).

Internal reporting system

Our internal reporting system covers the main developments within the Allianz Group and its operating units. It indicates deviations from plan data and helps management develop countermeasures and alternative solutions.

For several years, our internal reporting system has been based on rules that are comparable to international accounting standards. The differences between our internal and external reporting are diminishing increasingly because our external financial statements have also been prepared in accordance with International Accounting Standards since 1998.

However, one essential difference remains: in our internal accounts, net investment income is determined by a standardized performance basis. This enables us to eliminate the effects of fluctuations in the capital markets and of profit realisation. This is important because otherwise short-term changes in the financial markets could, for example, trigger the wrong measures, which would jeopardize achievement of our core objective of steady, profitable growth.

As providers of financial services, we consider risk management one of our core competencies. As a result, risk management is an integrated part of our controlling process, which involves identifying, measuring, aggregating and managing risks. This process is used to determine how capital is allocated to the Group's various divisions.

Responsibilities

In our business, successful management essentially means controlling risks in order to increase the value of the Allianz Group. This is done through risk-adequate allocation of capital resources and activities required to achieve sustainable growth. As a result, the Board of Management formulates the business objectives of the Allianz Group on the basis of return and risk criteria. These objectives are implemented by the Allianz Group Center and the local operational units. Our risk-control strategy involves assignment of responsibility for risk management to local entities, which operate within the legal frameworks applicable for their respective locations.

This decentralized approach is complemented by centralized responsibility. This is necessary because we need to deal with an accumulation of global risks which can considerably increase potential risk exposure. As a result, central controls are essential.

Group Controlling assesses the Allianz Group's risk exposure on the basis of local and global risks. The results of these analyses are then submitted to senior management. At the same time, Group Controlling ensures that the processes are transparent and comprehensive. Risk management activities are supervised by both internal and external auditors.

Risk Categories

Total risk exposure of the Allianz Group is subdivided into individual risk categories:

Actuarial risks These risks are based on the technicalities of the insurance business: we have to guarantee future payment commitments, and the volume of such payments must be calculated in advance. Different actuarial risks exist in the various insurance lines.

In the area of **property and casualty insurance**, actuarial risks arise from an unexpected variance:

- the volume of losses exceeds premiums fixed in advance (premium risk), or
- the payout for claims made is higher than the corresponding provisions (reserve risk).

In the area of **life insurance**, actuarial risks arise because we are committed to making guaranteed long-term payments in return for fixed insurance premium calculated in advance even though the biometric data of the population may change over time (e.g., longer life expectancy as a result of medical progress).

Credit and counterparty risks These risks involve potential losses that may result from the default of a business partner. "Default" means the inability or refusal of a counterparty, an issuer or another contracting party is incapable or unwilling to meet contractual obligations. Credit risk also includes the risk of a deterioration of a business partner's creditworthiness. These risks also include **counterparty risks** from trading activities as well as **country risks** in connection with cross-border transactions and the local business of foreign units. Counterparty risks from trading activities relate primarily to derivatives and especially OTC transactions. In the insurance business, these risks stem from the possibility that receivables may remain unpaid, in particular those due from reinsurers.

Market risks Market risks result from portfolio valuation fluctuations due to changes in share prices, interest rates or exchange rates. Also risk relevant are changes observed in the variation behaviour (volatility) of an asset price, for example.

In the banking area, the volatility risk primarily concerns trading activities, which are shown in the institution's trading portfolio. Unlike the latter, the non-trading portfolio, which contains customer business and strategic investments, is exposed to long-term factors. In this case, the market risk is essentially the **interest rate risk** resulting from granting long-term fixed-rate loans, which are to some extent funded by short-term deposits. In addition, loans and deposits in foreign currencies are exposed to **currency risks.**

Investment risks in the insurance business primarily include all counterparty and market risks. There is a direct link between investments and obligations to our customers. Certain insurance lines are exposed to an interest guarantee risk. Life insurance, for example, must generate the guaranteed interest payment agreed upon.

Liquidity risks These risks can materialize under various circumstances, for example:

- if present or future payment obligations cannot be met in full or as of the due date, or
- if refinancing capital can only be raised at higher rates (**refinancing risk**) in the case of a liquidity crisis or if assets can only be liquidated below current market prices (**market liquidity risk**).

Health insurance risks Health insurance risks are treated either as property and casualty insurance risks or as life and health insurance risks, depending on the segment to which the health insurance is assigned in the given market.

Management of the Allianz Group through risk capital

We control our activities through our respective local companies. Economic Value Added (EVA) and risk capital are the most important parameters used in the context of our risk-based controlling process.

Risk capital is required to cover unexpected losses. The amount of risk capital is calculated by using internal models. These models are based on generally accepted quantification methods, which are used for purposes of group-internal risk management as well. We also use the risk capital models of the Standard & Poor's rating agency. When measuring and analyzing risks, we distinguish between the various risk-relevant factors in a given situation. This enables us to appraise specific risks at various levels: first, for the Group as a whole and on the level of our operational units and their business activities.

We back our risk capital calculations with a certain level of statistical confidence to validate their reliability and to permit comparison. The security level of our internal models is sufficiently high to ensure that Group controlling meets Standard & Poor's requirements of an AAA rating for the Allianz Group.

In the insurance area, we calculate risk capital for premium, reserve, investment and credit risks. Within these risk categories, we distinguish between the following types of risks:

- actuarial risks, which in the area of property and casualty insurance include the premium and reserve risks for each insurance line. Reinsurance is considered separately. In the case of life insurance, we calculate the insurance provisions required.
- investment risks, which include market and counterparty risks. The market risks are subdivided according to dividend-bearing instruments, interest-bearing instruments and real estate. Credit and counterparty risks are assessed on the basis of the debtor's creditworthiness or rating class.
- credit and counterparty risks in connection with receivables in the insurance business. These risks are primarily evaluated on the basis of the financial strength or rating class of our reinsurance partners.

Following the Dresdner Bank takeover, it was agreed that our Group Risk Controlling Center and Dresdner Bank's Corporate Risk Controlling Center would closely cooperate with one another. The Dresdner Bank's Risk Controlling is the center of competence for setting risk standards and evaluating banking risks within the Allianz Group.

Risk controlling in the insurance business

To control risks in the insurance business, we focus on premium risks, reserve risks, credit and counterparty risks and investment risks.

Premium risks Premium risks are controlled primarily with the help of actuarial models used to calculate premiums and monitor claim patterns. In addition, we issue guidelines for concluding insurance contracts and assuming insurance risks. In the case of life insurance, we essentially concentrate on biometric risks – e.g., life expectancy, disability, illness and long-term care requirements. We also focus on risks that could arise from future policy cancellations.

Risk management also includes participation in scientific and technical loss prevention. We regularly carry out technical studies for the manufacturing and automobile industries, for example. The sole purpose of these studies is to reduce the probability of claims and keep losses to a minimum.

Natural disasters such as earthquakes, storms and floods represent a special challenge for risk management. Although they happen considerably less frequently than other incidents, the consequences are far more extensive when, for example, entire regions are devastated. We make use of special modeling techniques to control such risks. They involve the collection of data on earthquakes and weather patterns, which are used to simulate natural disaster scenarios and estimate the potential for damage.

Reserve risks We have to constitute provisions for insurance claims that have been submitted but not yet settled. The amount is estimated on the basis of past experience and on the use of statistical methods. We also limit risks by constantly monitoring the development of these provisions and use the information we obtain to make forecasts. In the area of life insurance, reserves are calculated by using actuarial methods. In addition to other criteria, these calculations take into account the biometric data of the populations insured by using, for example, national mortality tables.

Credit and counterparty risks To limit its liability from insurance business the Group cedes part of the risks it assumes to the international reinsurance market when necessary. When selecting our reinsurance partners, we consider only companies that offer excellent security. Our Group companies use comprehensive rating information for the active management of credit risks. This information is either in the public domain or gathered through internal investigations.

Investment risks Investments are an integral part of insurance coverage. They ensure our ability to meet the payment commitments we make in our insurance contracts. The tight link between insurance obligations and investment of the capital related to these obligations is investigated by using specific models. This also enables us to manage risks arising from interest guarantees provided to our customers.

We monitor market risks by means of sensitivity analyses and stress testing. Exchange rate fluctuations represent a risk that can essentially be disregarded because our insurance commitments are to a very large extent backed by funds in the same currency.

We limit credit risks by setting high requirements on the creditworthiness of our debtors and by spreading the risk. We coordinate our exposure with every single debtor in all different investment categories and use limit lists to monitor exposure.

We selectively use derivative financial instruments such as swaps, options and futures to hedge against changes in prices or interest rates. Group companies are end-users of derivatives. Our internal investment and monitoring rules are considerably stricter than the regulations imposed by supervisory authorities.

Market and counterparty risks arising from the use of derivative financial instruments are subject to particularly strict control procedures.

- Credit risks are assessed by calculating gross replacement values.
- Market risks are monitored by means of up-to-date value-at-risk calculations and stress tests and limited by specifying stop-loss limits.

We limit liquidity risks by reconciling our investment portfolio with our insurance commitments. In addition, we plan our cash flow from ordinary activities.

Asset structure and diversification are other elements in our management of investment risk.

Organizational risk controlling In terms of organization, we limit our investment risks through a clear separation of management and controlling functions. Within the Group, risk management is implemented in cooperation with the local units through the use of a top-down bottom-up process. The Allianz Finance Committee, which is made up of members of the Allianz Board of Management, delegates far-reaching decision-making authority to the regional Finance Committees, which monitor activities in their respective regions or countries. The duties and responsibilities at each decision-making level are defined by guidelines issued at the Group level. These guidelines are then applied by the regional Finance Committees, which formulate specific local investment guidelines. These are adapted according to national legislation and the nature of the local insurance and capital markets. Operational responsibility for investment portfolios lies with the local units.

Risk capital At the end of fiscal year 2001, risk capital before minority interests in property and casualty insurance amounted to 13.3 billion euros for actuarial risks, 1.0 billion euros for credit and counterparty risks and 5.3 billion euros for investment risks. Risk capital in the area of life insurance came to a total of 10.3 billion euros as of December 31, 2001.

Risk controlling in the banking business

In this business segment, different types of risks are controlled separately. These include primarily credit and counterparty risks, counterparty risks from trading activities, country risks, market risks, interest rate risks, currency risks and liquidity risks.

Credit and counterparty risks When granting credits in the banking business, we pay particular attention to the client's creditworthiness. The bank controls this risk through guidelines and credit risk committees. The ratings of our customers and their credit engagements represent the central element used in the approval, supervisory and control process in the area of credit and derivatives activities. This process involves analyzing and weighting the various creditworthiness characteristics of the customers and presenting the results in the form of rating scales. The forecasting quality, up-to-dateness and portfolio coverage of the rating methods used are controlled by periodic sampling and regular reports.

The results of these ratings are reflected in rates applied in the case of new business. That ensures, when we formulate the conditions for contracts, the probability of a loss due to default on the part of the counterparty and the interest on the capital we have to set aside for such potential losses can be taken into account.

If we subdivide the rated exposure of the Dresdner Bank Group according to internal rating classes, it becomes apparent that approximately 90 percent of our business volume falls into rating classes 1 to 4.

Rating classes

Rating 1-4: 89.4 %
in %

Rating 5-8: 10.6 %


30
25
20
15
10
5
0
1
2
3
4
5
6
7
8

As a result of our trading activities, Dresdner Bank's portfolio is primarily focused on the banking and financial services sectors.

Loans by industry sectors


1 %
16 %
10 %
40 %
16 %
4 %
13 %
Banks and financial services providers
Service providers
Industry
Wholesale and resale trade
Non self-employed
Governmental agencies
and organizations
Others

In the year 2001, we made specific loan loss allowances or set up provisions to cover counterparty risks in the lending business. In addition, we set aside general loan loss allowances for latent risks.

	Specific loan loss allowances € mn	General loan loss allowances € mn	Total € mn
As of 12/31/2001	7,387	935	8,322

Counterparty risks from trading activities We limit these risks through very conservative selection of our trading partners and deal only with counterparties with top-quality credit ratings. To further reduce counterparty risks, Dresdner Bank enters into what are called cross-product netting master agreements with its business partners. In the case of a defaulting counterparty, netting makes it possible to offset any claims and liabilities not yet due.

Potential risks in the **lending business** are contained by limit systems and closely monitored on a day-to-day basis.

Country risks We control these risks by using internal country ratings. These ratings are based upon macroeconomic data and key qualitative indicators. The latter take into account the economic, social and political environment and focus on a country's ability to make payments in foreign currencies. At present, Dresdner Bank's country rating system includes eight risk groups.

Market risks At the global level, Dresdner Bank controls the risks of its worldwide trading units by using the value-at-risk method. Value-at-risk is defined as the potential loss which may occur during a specific period of time and with a given confidence level. This statistical valuation tool can be applied to a range of different financial instruments such as stocks, foreign exchange instruments or interest rate instruments.

This risk quantification model was approved by the German Federal Banking Supervisory Authority (BaKred). Dresdner Bank belongs to the group of banks holding a leading position in the measurement of market risks. One of the important effects of this method was that the bank was able to substantially reduce the amount of capital it must allocate for market risks in accordance with regulatory guidelines.

The supervisory authority requires that Dresdner Bank's value-at-risk take into account potential market movements that occur within a confidence level of 99 % and a holding period of ten trading days.

Value-at-risk statistics
99 % confidence level, 10-day holding period

	Year-end 2001 € mn	Mean value € mn	2001 annual statistics Maximum[1] € mn	Minimum[1] € mn	Year-end 2000 € mn
Aggregate risk[2]	147	154	252	104	114
Interest rate risk[2]	124	107	179	62	73
Equity risk	64	71	173	35	72
Currency/commodity risk	18	19	67	3	10
Diversification effect	– 59	-43	–	–	– 41

[1] Since maximum and minimum values were taken at different dates, no diversification effect applies.
[2] At year-end 2001 for the first time including specific interest rates

As compared with the preceding year, the risks from Dresdner Bank's trading activities increased in 2001. In the second quarter, value-at-risk rose sharply. This was primarily due to increasing market volatility resulting from the interest rate decisions of the U.S. Federal Reserve Bank and the European Central Bank. In addition, value-at-risk continued to increase after the terrorist attack of September 11, since this event increased volatility even more by destabilizing the markets.

To validate the quality of the value-at-risk model, Dresdner Bank performs regular backtesting. Assuming a constant portfolio, the value-at-risk calculated for the current position of a given portfolio is compared to its actual change in value on the following day. Analyses then show whether the risk-at-value model used provides an adequate assessment of the risks.

For purposes of setting internal limits and risk determination, Dresdner Bank calculates value-at-risk with a confidence level of 95 percent and a one-day holding period. This ensures that value-at-risk data more accurately reflect current market developments. Trading is controlled by using market risk limits. Current limit utilization is determined and monitored on a daily basis. Limit breaches are immediately corrected.

Limits are periodically revised and adapted to take into account changes in business structures, market situations or risk profiles. To ensure that the data used meet the required quality and consistency criteria, they are subjected to stringent controls.

Interest rate risks Interest rate risks, which represent an essential part of the market risk of the non-trading portfolio, are controlled by using sensitivity and value-at-risk indicators (99 percent confidence level, 10-day holding period). As in the case of trading risks, Dresdner Bank contains its exposure by using limits. Taking into account portfolio effects, the interest rate value-at-risk from Dresdner Bank's non-trading portfolio at year-end amounted to 95.3 million euros.

Currency risks Dresdner Bank limits these risks in the non-trading portfolio by applying a principle that involves refinancing or reinvesting all loans and deposits in foreign currencies in the same currency with matching maturities.

Liquidity risks A guideline applying to the entire Dresdner Bank Group was issued which governs liquidity management. This guideline establishes basic principles as well as emergency procedures. In addition to satisfying legal requirements, it sets an even stricter internal standard, which provides for liquidity risk limits and other control tools.

Organizational risk controlling At the organizational level, risk management and risk controlling are strictly separated on the basis of the principle of dual control. Dresdner Bank's risk management sets the limits for the company's different activities that are exposed to risks. This is done in accordance with a general framework approved by the Board of Management.

Risk control in asset management

Risk control in the area of asset management is an integral part of the processes of the local units or the investment platform. The Corporate Center ensures that Group-wide standards for asset management are applied at the local level. The individual asset management companies have the possibility of assessing the portfolio risks of the customer assets they manage at all times by using analytical tools specifically adapted to the risk profile of the instruments concerned. At the same time, the performance of the various product lines is periodically monitored and analyzed at the Group level.

Group operational risks

Operational risks are risks that arise in connection with the internal processes of an organization. These may result from inadequacies or faults in business processes, projects or controls, technical problems or employees, operational structures or external influences. We intend to minimize such risks by installing a comprehensive system of internal controls and security systems in each operating unit. Operational risks are limited by a wide range of technical and organizational measures such as redundant hardware configurations, communications equipment and systems, back-up computing facilities, and data backups to maintain IT capability in emergencies. In addition, procedures are in place for safeguarding the confidentiality and integrity of stored data and information. For this purpose, high-performance firewall systems were introduced to protect the network against external interference along with complex access authorization procedures, supervision and control processes. The principle of dual control is adhered to in the case of operating procedures. The purpose of these measures is to ensure and document an adequate standard for Group-internal processes.

Legal risks result from contractual agreements or the overall legal situation. They include risks from the adoption of new statutory regulations, disadvantageous amendments to existing legislation or regulations or prejudicial changes in their interpretation. Legal risks also take into account the possibility that contractual agreements may not be enforceable through legal action or court proceedings. The limitation of legal risks is an important task of the legal department. This is done, for example, by using internationally recognized standard documentation and, if necessary, by obtaining legal opinions. Contracts for established products are continuously reviewed to include any amendments required by changes in legislation or jurisdiction.

Outlook

We are continually enhancing our risk control models at the Group level and across all risk categories by systematically evaluating our internal data. Two years ago, we launched a comprehensive project to expand the scope of internal risk analysis in the insurance business. In the course of 2002, this project will be concluded by a period of thorough testing. Upon implementation of the new procedures, risk control will have an even broader base within the Group. In addition, we continue to expand our aggregate risk control and limit systems while at the same time extending them to our banking activities. In the context of this process, we are systematically evaluating the experience of our various Group companies in the aftermath of the events of September 11, 2001.

The system for evaluating counterparty risks and creditworthiness as well as the authorization, supervision and control processes used in connection with the lending and trading activities of Dresdner Bank will be further improved during the current year. This will be undertaken on the basis of the second release of the Basel Capital Accord (Basel II). The new accord ushers in a fundamental reform of regulatory capital requirements for credit risks and, for the first time, includes operating risks. The objective is to bring statutory minimum equity capital requirements in line with actual risks and align the regulatory framework with best practice risk measurement methods in the banking sector. The new regulations provide for different calculation options with different levels of security for both credit and operational risks. In both cases, Dresdner Bank intends to implement the approach with the most stringent requirements. For credit risks, this is the Internal Ratings Based Advanced Approach and for operational risks the Advanced Measurement Approach. For the lending business, this means that quantitative models and their application to bank-internal processes will be further expanded.

Risk monitoring by third parties Supervisory authorities and rating agencies are additional risk monitoring bodies. Supervisory authorities specify the minimum precautions that must be taken in individual countries and at international level. Rating agencies determine the relationship between a company's risk exposure and the precautions it has taken. The internationally respected rating agencies Standard & Poor's and A. M. Best have given the Allianz Group the ratings AA+ and A++ respectively.

Our employees' sense of commitment, professionalism and customer focus have helped the Allianz Group obtain the rank it holds today. The human resources policy of the Allianz Group is based on two principles: delegation of operating responsibility to the individual company units, and close global coordination in core areas. In human resources, this coordination primarily covers succession planning, management training and the transfer of know-how.

On December 31, 2001, our Group companies had 179,946 (119,683) employees. This increase is largely due to the consolidation of Dresdner Bank. The Zwoolsche Algemeene was also included for the first time in 2001. In addition, the expanded business activities of our units in France, Rumania and Australia have contributed to increasing the number of employees. Including Dresdner Bank, we have approximately as many employees in Germany as we have in other countries. A more detailed overview is provided in the chart on the next page and the following table.

Employees by country

	2001	2000
Germany	87,589	43,124
France	21,069	17,530
U.S.A.	13,617	11,663
Great Britain	9,261	4,965
Italy	7,915	7,367
Switzerland	3,674	3,385
Brazil	3,412	1,920
Australia	3,082	1,610
Austria	3,079	3,506
Spain	2,534	2,590
South Korea	2,457	2,304
Netherlands	2,173	1,474
Hungary	2,166	2,188
Colombia	1,600	1,974
Others	16,318	14,083
Total	179,946	119,683

Employees by region


5 %
4 %
8 %
49 %
34 %
Germany
Europe, excluding Germany
North America
Asia-Pacific Region
South America

Recruitment of talented new staff

To further strengthen our position as a leading integrated financial service provider we are constantly searching for highly qualified young professionals with management potential who, together with us, will take on this challenging task. In this process, we are looking at recent university graduates as well as junior managers with first professional experience.

One of the venues for our recruiting efforts is the "Allianz Open Space Forum" in Berlin. In 2001, we informed more than 220 specifically selected applicants at this career fair about beginning and continuing careers within the Allianz group.

We are also present as an attractive employer at other locations. We cultivate contacts with international management recruits in the U.S., France, Switzerland, Italy as well as in Australia and South Korea, mainly at renowned universities and business schools. One example: together with our U.S. fund managers PIMCO and Oppenheimer Capital we sponsored last year's "opening weekend" of the new curriculum at the Wharton School in Philadelphia.

International Careers

The international exchange of employees and managers is a key program at Allianz. Why do we promote cross-border mobility?

- We want to meet our employees' justified expectations of a global financial services provider. Intercultural experiences in foreign countries make the job more appealing and exciting and provide the qualifications for further career moves. With Dresdner Bank, we offer a wealth of additional new career opportunities.
- At the same time, staff exchanges strengthen contact and knowledge networks. This form of networking creates additional value within the Group.
- Vacant positions are to be filled primarily from an internal pool. They can only be achieved through an international policy for the advancement of our employees.

We offer our staff the possibility of working on our ever increasing number of international project groups. But there are also short-term assignments, international training programs and traditional postings to foreign countries for several years. One unique feature is the "Allianz Development Program." A large number of junior managers from growth markets took advantage of this development path and studied the latest developments in the insurance business outside their home country.

Allianz Management Institute

We are constantly expanding the programs offered by the Allianz Management Institute (AMI). In 2001, this corporate university inaugurated a new seminar center at Lake Starnberg on the outskirts of Munich. The aim of this facility is to foster the international exchange of knowledge and experience. In cooperation with leading business schools, AMI offers top-level management seminars which are held in the U.S., Europe and Asia. AMI also organizes a "Career Program" for highly talented junior executives and a "Campus Program", in which international top executives discuss strategic topics with members of the Board of Management.

New media

We use the Intranet and the Internet to bring more transparency to our human resources management. Since 2001, we have instituted a cross-border internal job market. It shows which mid-level management positions are available worldwide. Any employee can apply online, regardless of the country in which he or she is currently working.

We also receive a large number of external applications through our Internet career pages at www.allianz.com.

In most Group companies, employees save time by obtaining job and career related information electronically through the Internet. For example, employees of Lloyd Adriatico, Allianz Canada and PIMCO have online access to their personal data and can perform administrative tasks on their own. Additional features of this type will be added in the near future.

Internet and Intranet are also used to a growing extent for on-the-job training and continuing education programs. Interactive learning programs offer more flexibility to the individual employee and limit costs. In 2001, more than 580 employees of Dresdner Bank in Germany passed a qualified English test online.

At Fireman's Fund, staff members have been using the services of a new call center since 2001. This center provides them with advice on management, leadership, training and continuing education issues as well as on career possibilities.

Compensation and performance

Total wages and salaries paid to our Group employees amounted to 6.8 (4.8) billion euros in 2001. A further 1.6 (1.6) billion euros were spent on social security contributions, pensions and other employee benefits. We are committed to performance- and result-based remuneration and our compensation systems are continually re-examined from this standpoint.

Our employee stock purchase plan was yet again expanded. In 2001, we offered Allianz shares at preferential conditions to approximately 140,000 employees in 22 (11) countries.

Thank you!

We would like to thank the employees and representatives of our Group companies for their dedication and loyalty, which were particularly outstanding during the rough seas of the year 2001. Our thanks also go to the members of the employees' representative bodies.

Prospects are good that the world economy will start to pick up again in the course of the current year. However, growth is likely to remain modest in most industrialized countries following a slow start at the beginning of the year. On the whole, we expect substantial improvement in the overall economic environment for our financial services activities.

The performance of the economy in the near term will to a great extent depend upon how investors view the future. U.S. monetary and fiscal policy has played its part in building confidence in the economy. It is now critical that this confidence spread quickly and determine entrepreneurial thought and action. Of the world's major economic regions, Japan will have the hardest row to hoe. The recession is not expected to end as long as the crisis in that country's banking and financial markets continues to smoulder.

On the other hand, major economic indicators in Europe and in the U.S. point to recovery. Low interest rates and moderate oil prices contributed to this encouraging situation. In Europe, we expect a growth of 1.5 to 2 percent in 2002 and in the U.S. of 2.5 to 3 percent. International organizations and most economic research institutes concur.

This is good news for the future of our Group in terms of revenues and earnings, following a difficult year 2001. Expanding economies, and the new feeling of security that is now taking hold following the events of September 11, can be expected to stimulate business in property and casualty insurance. However, intense competition will limit the potential for an increase in premiums. Our life insurance activities will continue to benefit from demand for supplementary private and occupational retirement insurance, especially in Germany, where the population will be able to take advantage of the "Riester pension" for the first time in 2002. Reforms of the German social security system will also have a significant effect upon health insurance activities.

The various pension reforms in Europe and a stock market performance pointing towards economic recovery can be expected to lend fresh momentum to asset management activities. Improvement in the economy indicates a brighter future for banks.

In Central and Eastern Europe, growth will likely weaken. Nevertheless, the insurance business can be expected to flourish. Private providers are profiting from deregulation, by no means a completed process but one which is being given a new impetus in view of the imminent entry of these countries to the EU. In addition, domestic insurance industries will benefit from the introduction of mandatory insurance and tax-favored plans.

The prospects for sustained improvement in the economic situation of South America are rather dim. These economies are too dependent on foreign capital and the performance of the world's commodities markets. The upward potential for life insurance and funds in this part of the world is limited by the generally low household savings rate despite ongoing implementation of reforms in the social security system.

The economy in the growth markets of the Asia-Pacific region is expected to recover relatively swiftly in the year 2002. However, the household savings rate in this region is particularly high. Coupled with further liberalization of the insurance markets in India and the People's Republic of China, this will produce upward momentum for our industry.

All in all, we expect the Allianz Group's steady growth to continue throughout the current fiscal year 2002, with total premium income up a good 4 percent from the previous year. Net income should show substantial improvement and rise to a solid 3 billion euros.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Membership of Supervisory Board members in other corporate management bodies

DR. KLAUS LIESEN

Membership in other statutory supervisory boards in Germany E.ON AG (Chairman), Preussag AG, Ruhrgas AG (Chairman), Volkswagen AG (Chairman)

Membership in comparable*) management bodies Beck GmbH & Co. KG

FRANK LEY

DR. ALFONS TITZRATH until June 12, 2002

Membership in other statutory supervisory boards in Germany Celanese AG, Deutsche Lufthansa AG, Dresdner Bank AG, Münchener Rückversicherungs-Gesellschaft AG, RWE AG, VAW aluminium AG (until March 15, 2002)

DR. KARL-HERMANN BAUMANN until September 30, 2001

Membership in other statutory supervisory boards in Germany Deutsche Bank AG, E.ON AG, Linde AG, mg technologies ag, Schering AG, Siemens AG (Chairman), ThyssenKrupp AG, Wilhelm von Finck AG

NORBERT BLIX

Membership in other statutory supervisory boards in Germany Allianz Versorgungskasse VVaG

DR. DIETHART BREIPOHL

Membership in other statutory supervisory boards in Germany Bayerische Hypo- und Vereinsbank AG (until May 23, 2002), Beiersdorf AG, Continental AG, Karstadt Quelle AG, KM Europa Metal AG, mg technologies ag

Membership in comparable*) management bodies Assurances Générales de France, Banco Popular Español, BPI Banco Português de Investimento, Crédit Lyonnais

KLAUS CARLIN until July 11, 2001

BERTRAND COLLOMB

Membership in comparable*) management bodies ATCO, Crédit Commercial de France (CCF), Total-Fina-Elf **Membership in Group bodies** Lafarge (Chairman)

DR. GERHARD CROMME since October 18, 2001

Membership in other statutory supervisory boards in Germany Deutsche Lufthansa AG (since January 1, 2002), E.ON AG, Ruhrgas AG, ThyssenKrupp AG (Chairman), Volkswagen AG

Membership in comparable*) management bodies ABB AG (until March 12, 2002), Suez S. A., Thales S. A.

JÜRGEN DORMANN

Membership in comparable*) management bodies ABB Ltd. (Chairman), IBM Corporation

HINRICH FEDDERSEN since August 20, 2001

Membership in other statutory supervisory boards in Germany Basler Versicherung Beteiligungs-gesellschaft mbH (Deputy Chairman), Deutscher Ring Lebensversicherungs-AG (Deputy Chairman)

(As of December 31, 2001)

*) We regard foreign memberships as "comparable", if the foreign company is listed on the stock exchange or has more than 500 employees.

PETER HAIMERL since September 6, 2001

Membership in other statutory supervisory boards in Germany Dresdner Bank AG

PROFESSOR DR. RUDOLF HICKEL

Membership in other statutory supervisory boards in Germany GEWOBA AG Wohnen und Bauen in Bremen, Salzgitter AG Stahl und Technologie

REINER LEMBKE until September 1, 2001

Membership in other statutory supervisory boards in Germany Allianz Versicherungs-AG

HORST MEYER since July 12, 2001

Membership in other statutory supervisory boards in Germany Allianz Versorgungskasse VVaG, Hermes Kreditversicherungs-AG

KARL MILLER until July 11, 2001

UWE PLUCINSKI since August 20, 2001

Membership in other statutory supervisory boards in Germany Dresdner Bank AG (Deputy Chairman)

Membership in comparable*) management bodies BVV Versicherungsverein des Bankgewerbes a. G.

REINHOLD POHL

GERHARD RENNER until July 11, 2001

ROSWITHA SCHIEMANN

DR. ALBRECHT SCHMIDT until June 12, 2002

Membership in other statutory supervisory boards in Germany Bayerische Börse AG (Chairman), Münchener Rückversicherungs-Gesellschaft AG, Siemens AG **Membership in Group bodies** Bank Austria AG (Chairman), HVB Real Estate Bank AG (Chairman)

Membership in comparable*) management bodies Vereins- und Westbank AG (Chairman)

DR. MANFRED SCHNEIDER

Membership in other statutory supervisory boards in Germany DaimlerChrysler AG, Linde AG, METRO AG , RWE AG

DR. HERMANN SCHOLL

Membership in other statutory supervisory boards in Germany BASF AG

Membership in comparable*) management bodies **Membership in Group bodies** Robert Bosch Corporation, Robert Bosch Internationale Beteiligungen AG

JÜRGEN E. SCHREMPP

Membership in other statutory supervisory boards in Germany Bayerische Hypo- und Vereinsbank AG **Membership in Group bodies** DaimlerChrysler Services AG (Chairman)

Membership in comparable*) management bodies New York Stock Exchange (NYSE), South African Coal, Oil and Gas Corporation (Sasol) Ltd., Vodafone Group Plc. **Membership in Group bodies** DaimlerChrysler of South Africa (Pty) Ltd., S. A. (Chairman)

JÖRG THAU

*) We regard foreign memberships as "comparable", if the foreign company is listed on the stock exchange or has more than 500 employees.

Membership of Board of Management members in other corporate management bodies

DR. HENNING SCHULTE-NOELLE

Membership in other statutory supervisory boards in Germany BASF AG, E.ON AG, Linde AG (Deputy Chairman), Münchener Rückversicherungs-Gesellschaft AG (Deputy Chairman), Siemens AG, ThyssenKrupp AG **Membership in Group bodies** Allianz Lebensversicherungs-AG (Chairman), Allianz Versicherungs-AG (Chairman), Dresdner Bank AG (Chairman)
Membership in comparable*) management bodies **Membership in Group bodies** Assurances Générales de France (Vice president), Riunione Adriatica di Sicurtà S. p. A. (Vice president)

DR. PAUL ACHLEITNER

Membership in other statutory supervisory boards in Germany MAN AG, RWE AG **Membership in Group bodies** ADVANCE Holding AG (until April 16, 2002)
Membership in comparable*) management bodies OIAG

DETLEV BREMKAMP

Membership in other statutory supervisory boards in Germany ABB AG (Deutschland), Hochtief AG **Membership in Group bodies** Allianz Global Risks Rückversicherungs-AG
Membership in comparable*) management bodies **Membership in Group bodies** Allianz Compañia de Seguros y Reaseguros S. A. (Chairman), Allianz Portugal S. A., Companhia de Seguros, Assurances Générales de France, Cornhill Insurance Plc. (until March 5, 2002), Elmonda Assistance (Chairman), Lloyd Adriatico S. p. A., Riunione Adriatica di Sicurtà S. p. A., Royal Nederland Verzekeringsgroep, Zwolsche Algemeene N. V.

MICHAEL DIEKMANN

Membership in comparable) management bodies* *Membership in Group bodies* Allianz Australia Ltd., Allianz First Life (until December 31, 2001), Allianz Insurance Company of Canada (since April 4, 2002), Allianz Life Insurance Company of North America (since January 1, 2002), Fireman's Fund Insurance Company (since January 1, 2002), Allianz Hungária (until January 29, 2002), T. U. Allianz Polska S. A. (Life) (until February 28, 2002), T. U. Allianz Polska S. A. (Property) (until February 28, 2002)

DR. JOACHIM FABER

Membership in other statutory supervisory boards in Germany Berlinwasser Holding AG, Infineon Technologies AG **Membership in Group bodies** ADVANCE Holding AG (Deputy Chairman), Allianz Bauspar AG (Chairman), Allianz Vermögens-Bank AG (Chairman)
Membership in comparable*) management bodies Società Metallurgica Italiana S. p. A. **Membership in Group bodies** RASbank S. p. A.

DR. BERND FAHRHOLZ since July 20, 2001

Membership in other statutory supervisory boards in Germany Bayerische Motorenwerke AG, Fresenius Medical Care AG, Heidelberger Zement AG **Membership in Group bodies** ADVANCE Holding AG (Chairman)
Membership in comparable*) management bodies Banco General de Negocios S. A., BNP Paribas S. A.
Membership in Group bodies Dresdner Kleinwort Benson North America Inc.

LEONHARD H. FISCHER since July 20, 2001

Membership in other statutory supervisory boards in Germany Deutsche Börse AG (Deputy Chairman), Eurex Clearing AG, Eurex Frankfurt AG, itelligence AG (until February 5, 2002), K + S Aktiengesellschaft, NorCom Information Technology AG (until February 15, 2002) **Membership in Group bodies** Deutscher Investment-

(As of December 31, 2001)

*) We regard foreign memberships as "comparable", if the foreign company is listed on the stock exchange or has more than 500 employees.

Trust Gesellschaft für Wertpapieranlagen mbH
Membership in comparable*) management bodies Eurex Zürich AG **Membership in Group bodies** Dresdner Bank Luxembourg S. A., Dresdner Kleinwort Wasserstein (Japan) Inc. (Chairman), Dresdner Kleinwort Benson North America Inc. (Chairman), Dresdner Kleinwort Wasserstein Group Inc.

DR. REINER HAGEMANN

Membership in other statutory supervisory boards in Germany E.ON Energie AG, Schering AG, Steag AG, ThyssenKrupp Steel AG **Membership in Group bodies** ADVANCE Holding AG, Allianz Global Risks Ruckversicherungs-AG, Bayerische Versicherungsbank AG (Chairman), Frankfurter Versicherungs-AG (Chairman), Hermes Kreditversicherungs-AG (Chairman), Vereinte Holding AG (Chairman), Vereinte Krankenversicherung AG (Chairman), Vereinte Versicherung AG (Chairman)
Membership in comparable*) management bodies **Membership in Group bodies** Allianz Elementar Lebensversicherungs-AG, Allianz Elementar Versicherungs-AG, Allianz Investmentbank AG, Allianz Irish Life, Allianz Suisse Lebensversicherungs-AG, Allianz Suisse Versicherungs-AG, Cornhill Insurance Plc., EULER

HERBERT HANSMEYER until December 31, 2001

Membership in other statutory supervisory boards in Germany IKB Deutsche Industriebank AG, Karlsruher Lebensversicherung AG (Deputy Chairman), Karlsruher Versicherung AG (Deputy Chairman), VEBA OEL AG **Membership in Group bodies** Dresdner Bank Lateinamerika AG
Membership in comparable*) management bodies **Membership in Group bodies** Allianz Insurance Company of Canada (until December 31, 2001), Allianz Life Insurance Company of North America (until December 31, 2001), Fireman's Fund Insurance Co. (until December 31, 2001)

DR. HORST MÜLLER since July 20, 2001

Membership in other statutory supervisory boards in Germany BATIG Gesellschaft für Beteiligungen mbH, British-American Tobacco (Germany) GmbH, British-American Tobacco (Industrie) GmbH, Buderus AG, Europa Carton GmbH (Chairman) **Membership in Group bodies** DEGI Deutsche Gesellschaft für Immobilienfonds mbH (Chairman), Hermes Kreditversicherungs-AG
Membership in comparable*) management bodies BVV Versicherungsverein des Bankgewerbes a. G. (Deputy Chairman), debis AirFinance B. V.

DR. HELMUT PERLET

Membership in comparable*) management bodies **Membership in Group bodies** Allianz Australia Ltd. (until December 31, 2001), Fireman's Fund Insurance Co., Lloyd Adriatico S. p. A., Riunione Adriatica di Sicurtà S. p. A.

DR. GERHARD RUPPRECHT

Membership in other statutory supervisory boards in Germany Heidelberger Druckmaschinen AG, Quelle AG, ThyssenKrupp Automotive AG **Membership in Group bodies** ADVANCE Holding AG, Deutsche Hypothekenbank Frankfurt-Hamburg AG, Vereinte Holding AG (Deputy Chairman), Vereinte Lebensversicherung AG (Chairman)
Membership in comparable*) management bodies **Membership in Group bodies** Allianz Elementar Lebensversicherungs-AG, Allianz Elementar Versicherungs-AG, Allianz First Life Insurance Co. Ltd., Allianz Life Insurance Company of North America

DR. WERNER ZEDELIUS since January 1, 2002

Membership in other statutory supervisory boards in Germany RWE Power AG, SMS AG
Membership in comparable*) management bodies **Membership in Group bodies** Allianz Australia Ltd., Allianz First Life (Chairman), Allianz Hungária (Chairman), T. U. Allianz Polska S. A. (Leben) (Chairman), T. U. Allianz Polska S. A. (Sach) (Chairman), Allianz poisťovna a.s., Ayudhya Allianz C. P. Life , Rosno

*) We regard foreign memberships as "comparable", if the foreign company is listed on the stock exchange or has more than 500 employees.

International Advisory Board

DR. DR. HEINRICH VON PIERER President and CEO Siemens AG, Chairman

DR. UMBERTO AGNELLI Vice Chairman and CEO IFI S. p. A.

DONALD R. ARGUS AO Chairman Broken Hill Proprietary Company Ltd.

BELMIRO DE AZEVEDO Presidente Sonae S.G.P.S., S. A.

ANTONY BURGMANS Chairman Unilever N. V.

ALFONSO CORTINA DE ALCOCER Chairman and CEO Repsol S. A.

FRANZ B. HUMER Chairman and CEO F. Hoffmann-La Roche AG

DR. RAHMI KOÇ Chairman Koç Holding A. S.

AARNOUT LOUDON Chairman Supervisory Board Akzo Nobel N. V.

MINORU MAKIHARA Chairman Mitsubishi Corporation

JACQUES A. NASSER Retired President and CEO Ford Motor Company

DR. MARCO TRONCHETTI PROVERA Chairman and CEO Pirelli S. p. A.

ANTHONY SALIM President and CEO Salim Group

LOUIS SCHWEITZER Président Directeur Général de Renault

PETER SUTHERLAND Chairman BP Plc.

SIR IAIN VALLANCE Chairman Emeritus British Telecommunications Plc.

JAVIER VALLS TABERNER Presidente del Consejo Banco Popular Español

Joint Advisory Council of the Allianz Companies

DR. KLAUS LIESEN Chairman of the Supervisory Board, Ruhrgas AG, Chairman

GERHARD FULL Chairman of the Board of Management, Linde AG

PROFESSOR DR. h.c. HANS-OLAF HENKEL President, Wissenschaftsgemeinschaft Gottfried Wilhelm Leibniz

DR. JÜRGEN HERAEUS Chairman of the Supervisory Board, Heraeus Holding GmbH

DR. DIETER HUNDT Managing Partner, Allgaier Werke GmbH

DR. JÜRGEN F. KAMMER Chairman of the Board of Management, Süd-Chemie AG

PROFESSOR DR. HUBERT S. MARKL President, Max-Planck-Gesellschaft

HARTMUT MEHDORN Chairman of the Board of Management, Deutsche Bahn AG

DR. GEORG OBERMEIER

DR. h.c. BERND PISCHETSRIEDER Chairman of the Board of Management, Volkswagen AG (since April 17, 2002)

PROFESSOR DR. KLAUS POHLE Vice-Chairman of the Board of Management, Schering AG

DR. h.c. RUDOLF RUPPRECHT Chairman of the Board of Management, MAN AG

DR. DIETER SCHADT Former Chairman of the Board of Management, Franz Haniel & Cie. GmbH

DR. h.c. WALTER SCHEEL Former President of the Federal Republic of Germany

PROFESSOR DR. EKKEHARD SCHULZ Chairman of the Board of Management, ThyssenKrupp AG

PROFESSOR DR. DR. h.c. HORST SIEBERT President, Institute for World Economics, Kiel University

DR. RON SOMMER Chairman of the Board of Management, Deutsche Telekom AG

HANS PETER STIHL Former President, Deutscher Industrie- und Handelstag

DR. h.c. HEINRICH WEISS Chairman of the Board of Management, SMS AG

DR. MARK WÖSSNER *Chairman, Citigroup Deutschland*

BERND WREDE Former Chairman of the Board of Management, Hapag-Lloyd AG

GERMANY

Allianz Aktiengesellschaft
Königinstraße 28
80802 München
Tel.: +49 89 3800-0
Fax: +49 89 349941
www.allianz.com

Dr. Henning Schulte-Noelle
Chairman of the Board of Management

Repräsentanz Berlin
Eugen-Gutmann-Haus
Pariser Platz 6
10117 Berlin
Tel.: +49 30 2062271-1
Fax: +49 30 2062271-0

Dr. Sighart Nehring
Allianz Representative

ADVANCE Holding AG
Putzbrunnerstraße 71
81739 München
Tel.: +49 89 62729-0
Fax: +49 89 62729-222
www.advance-bank.de

Thomas Pleines
Chairman of the Board of Management

AGIS
Allianz Gesellschaft für Informatik Service mbH
Gutenbergstraße 8
85774 Unterföhring
Tel.: +49 89 3800-5001
Fax: +49 89 3800-5010
www.allianz-agis.de

Hajo Fritz
Chief Executive Officer

Allianz Capital Partners GmbH
Theresienstraße 1-7
80333 München
Tel.: +49 89 3800-7582
Fax: +49 89 3800-7586

Thomas U. W. Pütter
Chief Executive Officer

Allianz Dresdner Asset Management GmbH
Nymphenburger Straße 112-116
80636 München
Tel.: +49 89 1220-70
Fax: +49 89 1220-7900
www.allianz-vermoegen.de

Dr. Joachim Faber
Chief Executive Officer

Allianz Dresdner Bausparkasse AG
Am Sonnenplatz 1
61116 Bad Vilbel
Tel.: +49 69 263-5777
Fax: +49 69 263-12244
www.dresdner-bauspar.de

Dr. Gerhard Creutz
Dr. Andreas Rösner
Rüdiger Wiechers
Members of the Board of Management

Allianz Dresdner Pension Consult GmbH
Marienstraße 50
70178 Stuttgart
Tel.: +49 711 663-5558
Fax: +49 711 663-1884

Horst Ludwig
Harald Winkler
Chief Executive Officer

Allianz Global Risks Rückversicherungs-AG
Leopoldstraße 4
80802 München
Tel.: +49 89 3800-0
Fax: +49 89 3800-17800

Steve Schleisman
Chairman of the Board of Management

Allianz Immobilien GmbH
Charlottenstraße 3
70182 Stuttgart
Tel.: +49 711 663-0
Fax: +49 711 663-3743
www.allianz-immobilien.de

Wolfgang Fink
Chief Executive Officer

Allianz Lebensversicherungs-AG
Reinsburgstraße 19
70178 Stuttgart
Tel.: +49 711 663-0
Fax: +49 711 663-2654
www.allianz-leben.de

Dr. Gerhard Rupprecht
Chairman of the Board of Management

Allianz Venture Partners GmbH
Theresienstraße 1-7
80333 München
Tel.: +49 89 3800-18100
Fax: +49 89 3800-18110

Andreas Ritter
Marc Zübel
Managing Directors

Allianz Vermögens-Bank AG
Halderstraße 21
86150 Augsburg
Tel.: +49 821 5015-100
Fax: +49 821 5015-222
www.allianz-bank.de

Gottfried Neumann
Chairman of the Board of Management

Allianz Versicherungs-AG
Königinstraße 28
80802 München
Tel.: +49 89 3800-0
Fax: +49 89 349941
www.allianz.de

Dr. Reiner Hagemann
Chairman of the Board of Management

Allianz Zentrum für Technik GmbH
Kraustraße 14
85737 Ismaning

Geschäftsbereich Industrielle Technik
Tel.: +49 89 3800-6212
Fax: +49 89 3800-6344

Dr. Lutz Cleemann
Managing Director

Geschäftsbereich Kraftfahrzeugtechnik
Tel.: +49 89 3800-6311
Fax: +49 89 3800-6336

Dr. Dieter Anselm
Managing Director

Bayerische Versicherungsbank AG
Dieselstraße 8
85774 Unterföhring
Tel.: +49 89 9900-00
Fax: +49 89 9900-2615

Dr. Michael Albert
Chairman of the Board of Management

dbi dresdnerbank investment management Kapitalanlagegesellschaft mbH
Mainzer Landstraße 11-13
60329 Frankfurt am Main
Tel.: +49 69 26313-0
Fax: +49 69 26313-116

Dr. Michael Korn
Spokesmen for the Board of Directors

Deutsche Lebensversicherungs-AG
An den Treptowers 3
12435 Berlin
Tel.: +49 30 5383-0
Fax: +49 30 5383-3675
www.dlvag.de

Dr. Klaus Dauner
Chairman of the Board of Management

dit DEUTSCHER INVESTMENT-TRUST Gesellschaft für Wertpapieranlagen mbH
Mainzer Landstraße 11-13
60329 Frankfurt am Main
Tel.: +49 69 26314-0
Fax: +49 69 26314-186
www.dit.de

Dr. Markus Rieß
Spokesman of the Board of Directors

DreAM Dresdner Asset Management (Germany) GmbH
Mainzer Landstraße 11-13
60329 Frankfurt am Main
Te.l: +49 69 2631-3900
Fax: +49 69 2631-4920

Bruno Brocks
Herbert Wunderlich
Managing Directors

DREGIS Dresdner Global IT-Services Gesellschaft mbH
Windmühlstraße 14
60627 Frankfurt am Main
Tel.: +49 69 263-54455
Fax: +49 69 263-51115

Dr. Gunter Frank
Chairman

Dresdner Bank AG
Jürgen-Ponto-Platz 1
60329 Frankfurt am Main
Tel.: +49 69 263-0
Fax: +49 69 263-4831
www.dresdner-bank.de

Dr. Bernd Fahrholz
Chairman of the Board of Management

Dresdner Bank Lateinamerika AG
Neuer Jungfernstieg 16
20354 Hamburg
Tel.: +49 40 3595-0
Fax: +49 40 3595-3314
www.dbla.com

Holger F. Sommer
Spokesman

ELVIA Reiseversicherungs-Gesellschaft
Ludmillastraße 26
81543 München
Tel.: +49 89 62424-0
Fax: +49 89 62424-222

Dr. Alois Weber
Managing Director

Frankfurter Versicherungs-AG
Taunusanlage 18
60325 Frankfurt am Main
Tel.: +49 69 71260
Fax: +49 69 728750

Dr. Karl Ludwig Freiherr von Freyberg
Chairman of the Board of Management

Hermes Kreditversicherungs-AG
Friedensallee 254
22763 Hamburg
Tel.: +49 40 8834-0
Fax: +49 40 8834-7744
www.hermes-kredit.com

Bodo Goschler
Chairman of the Board of Management

Mondial Assistance Holding AG Deutschland
Riedenburger Straße 2
81677 München
Tel.: +49 89 2080-10
Fax: +49 89 2080-11966
www.mondial.de

Karsten Vieth
Chairman of the Board of Management

Oldenburgische Landesbank AG
Stau 15-17
26122 Oldenburg
Tel.: +49 441 221-0
Fax: +49 441 221-1457

Dr. Stephan-Andreas Kaulvers
Spokesman

Reuschel & Co.
Maximiliansplatz 13
80333 München
Tel.: +49 89 2395-0
Fax: +49 89 2395-291180
www.reuschel.com

Graf Franz von Meran
Full partner

Vereinte Versicherung AG
Vereinte Lebensversicherung AG
Vereinte Rechtsschutzversicherung AG
Fritz-Schäffer-Straße 9
81737 München
Tel.: +49 89 6785-0
Fax: +49 89 6785-6523
www.vereinte.de

Dr. Ulrich Rumm
Chairman of the Board of Management

ARGENTINA

AGF Allianz Argentina Compañia de Seguros Generales S. A.

AGF Allianz Argentina Compañia de Seguros de Vida S. A.
San Martín 550 2° piso
1004 Buenos Aires
Tel.: +54 11 4320380-0
Fax: +54 11 4320380-2
www.agf.com.ar

Patrick Paul E. Rolland
Managing Director

AUSTRALIA

Allianz Australia Ltd.
2 Market Street
Sydney NSW 2000
Tel.: +61 2 93906-268
Fax: +61 2 93906-466
www.allianz.com.au

Terry Towell
Managing Director

Allianz Asset Management Australia Ltd.
Level 14, 2 Market Street
Sydney NSW 2000
Tel.: +61 2 93906-012
Fax: +61 2 98605219

David Spruell
Chief Executive Officer

Dresdner RCM Global Investors Australia Ltd.
Level 16, 207 Kent Street
Sydney NSW 2000
Tel.: +61 2 92478-865
Fax: +61 2 92478-960
www.dresdnerrcm.com.au

Peter Rayner
Managing Director

AUSTRIA

Allianz Elementar Versicherungs-AG

Allianz Elementar Lebensversicherungs-AG
Hietzinger Kai 101-105
Postfach 1500
1130 Wien
Tel.: +43 1 87807-0
Fax: +43 1 87807-5390 und -2703
www.allianz-elementar.at

Dr. Wolfram Littich
Managing Director

BELGIUM

AGF Belgium Insurance
Rue de Laeken 35
1000 Bruxelles
Tel.: +32 2 2146-111
Fax: +32 2 2146-274
www.agf.be

Louis de Montferrand
Président

Stanislas H. Haine S. A.
1 Prins Boudewijnlaan 43
2650 Edegem
Tel.: +32 3 2415300
Fax: +32 3 2374358

Dr. André Roels
Robert Franssen
Managing Directors

Allianz AG EU Representative Office
Avenue des Arts 44
1040 Bruxelles
Tel.: +32 2 513-0083 and -1745
Fax: +32 2 513-0572

Dr. Johannes Schmoeckel
Allianz Representative

BRAZIL

AGF Allianz South America Ltda.
Caixa Postal 51506
Rua Luíz Coelho, n° 26
01309-900 Consolacao São Paulo-SP
Tel.: +55 11 31716-000
Fax: +55 11 31716-171
www.agf.com.br

Jean-Charles Freimüller
Presidente
Carlo Carlin
Vice Presidente

AGF Brasil Seguros S. A. (IART)

AGF Brasil Seguros S. A. (Vida)
Caixa Postal 51506
Rua Luiz Coelho, n° 26 - 7° andar
01309-900 Consolaçao São Paulo-SP
Tel.: +55 11 31716-000
Fax: +55 11 31716-171
www.agf.com.br

Paulo M. Marraccini
Presidente

Mondial Assistance Brazil (Mercosul)
Alameda Santos, 745
01419-00 Bairro Jardim Paulista
São Paulo-SP
Tel.: +55 11 43315-150
Fax: +55 11 43315-245

Dan Assoulline
Managing Director

BRUNEI

National Insurance Company Berhad
3rd Floor, Scouts Headquarters Building
Jln Gadong BE 1118
Darussalam
Tel.: +673 2 426888
Fax: +673 2 454303

Chan Lek Wei
General Manager

BULGARIA

Allianz Bulgaria Holding AD
59, Kniaz Dondukov Blvd.
1504 Sofia
Tel.: +359 2 98-80106
Fax: +359 2 98-05201

Dimitar Zhelev
Chief Executive Officer

BURKINA FASO

Foncias

Foncias Vie
Avenue Léo Frobénius
01 B.P. 398 Ouagadougou
Tel.: +226 306204
Fax: +226 310153

Bernard Girardin
Managing Director

CAMEROON

SNAC

GEACAM

SNAC Vie
Rue Manga Bell
B.P. 105, Douala
Tel.: +237 3429203
Fax: +237 3430324

Jean Chebaut
Directeur Général

CANADA

Allianz Insurance Company of Canada
10 York Mills Road, Suite 700
Toronto, Ontario M2P 2G5
Tel.: +1 416 227-7800
Fax: +1 416 227-9837
www.allianz.ca

Dr. Christian Cassebaum
President and Chief Executive Officer

CENTRAL AFRICAN REPUBLIC

UCAR
Boulevard du Général de Gaulle
B.P. 343, Bangui
Tel.: +236 613-666
Fax: +236 613-340

Olivier Picard
Managing Director

CHILE

AGF Allianz Chile CIA de Seguros Generales S. A.

AGF Allianz Chile CIA de Seguros Vida S. A.

Edificio AGF
Hendaya 60
Las Condes (Santiago)
Tel.: +56 2 3302-000
Fax: +56 2 3302-619
www. agf.cl

Olivier Spérat-Czar
General Manager and
Chief Executive Officer

CHINA

Allianz Asset Management (Hong Kong) Ltd.
9/F, One International Finance Center
One Harbour View Street
Central Hong Kong
Tel.: +852 22804114
Fax: +852 25014353

Charles Lo
Managing Director

Allianz Dazhong Life Insurance Co. Ltd.
16F China Merchants Tower
66 Lujiazui Road
Shanghai 200120
Tel.: +86 21 587988-28
Fax: +86 21 587988-30

Dr. Benno Freiherr von Canstein
Executive General Manager

Allianz Guangzhou Representative Office
RM 1234-7 Garden Tower
Garden Hotel
Huanshi Donglu 368
Guangzhou 510064
Tel.: +86 20 8386-4818
Fax: +86 20 8386-4228

Raymond Wong
Chief Representative

Allianz Insurance Company – Guangzhou Branch (Preparatory Office)
RM 1234-7 Garden Tower
Garden Hotel
Huanshi Donglu 368
Guangzhou 510064
Tel.: +86 20 83864-818
Fax: +86 20 83864-228

Joerg-Uwe Lerch

Allianz Insurance (Hong Kong) Ltd.
9/F, One International Finance Center
One Harbour View Street
Central Hong Kong
Tel.: +852 25216651
Fax: +852 28106191
www.allianz.com/itint/asia/hk/cornhill

Robert Stead
Managing Director

Allianz Shanghai Representative Office
Jin Mao Tower, Unit 3902
88 Century Boulevard
Pudong New Area
Shanghai 200120
Tel.: +86 21 5049-4950
Fax: +86 21 5049-4847
www.allianz.com.cn

Qi He
Chief Representative

Dresdner RCM Global Investors Asia Ltd.
21st Floor, Cheung Kong Centre
2 Queen's Road
Central, Hong Kong
Tel.: +852 22388889
Fax: +852 28770066
www.dresdnerrcm.com.hk

Bruce Koh
Chief Executive Officer

Allianz General Representative Office China
Office C 211 B
Beijing Lufthansa Center
50 Liangmaqiao Road
Beijing 100016
Tel.: +86 10 6463805-2, -3 und -4
Fax: +86 10 6463805-6

Dr. Jörg-Michael Luther
Chief Representative

COLOMBIA

Compañía Colombiana de Inversión Colseguros S. A.
Carrera 13 A n° 29-24, Piso 19
Santafé de Bogotá, D.C.
Tel.: +57 1 56-00600
Fax: +57 1 56-12612
www.colseguros.com

Max Thiermann
Presidente

CROATIA

Allianz Zagreb d.d.
Selska 136-138
10000 Zagreb
Tel.: +385 1 3670-367
Fax: +385 1 3670-414
www.allianz-zg.hr

Stephan Brem
Chief Executive Officer

CYPRUS

Cooperative Central Bank Ltd. Insurance Department
Gregoriou Afxentiou Street 8
P.O. Box 24537
1389 Nicosia
Tel.: +357 2 672921
Fax: +357 2 661396

Andreas Nicolaou
Insurance Manager

CZECH REPUBLIC

Allianz pojišťovna, a. s.
Římská 103/12
12000 Praha 2
Tel.: +420 2 24405-111
Fax: +420 2 24405-555
www.allianz.cz

Miroslav Tacl
Chief Executive Officer

EGYPT

Arab International Insurance Company
Saridar Building
92 Tahrir Street, Dokki
Cairo
Tel.: +20 2 760544-5
Fax: +20 2 760544-6
www.aiic.com.eg

John Metcalf
Executive Chairman

FRANCE

AGF Asset Management
87, rue de Richelieu
75113 Paris cedex 02
Tel.: +33 1 44867-788
Fax: +33 1 44867-908
www.agf-am.com

Géraud Brac de La Perrière
Président

AGF La Lilloise
1, avenue de la Marne
59290 Wasquehal
Tel.: +33 3 206677-88
Fax: +33 3 206677-99

Jean-Philippe Thierry
Président Directeur Général

AGF M.A.T.
23/27, rue Notre-Dame des Victoires
75002 Paris
Tel.: +33 1 53001-600
Fax: +33 1 53001-710

Guy Lallour
Président

ARCALIS
20, place de la Seine
Tour Neptune
92400 Courbevoie – La Défense
Tel.: +33 1 58850-362
Fax: +33 1 58850-802

Jean-François Debrois
Président

Assurances Générales de France
Assurances Générales de France Vie
Assurances Générales de France IART
87, rue de Richelieu
75113 Paris Cedex 02
Tel.: +33 1 44862-000
Fax: +33 1 44862-951
www.agf.fr

Jean-Philippe Thierry
Président Directeur Général

Compagnie de Gestion et de Prévoyance
1, rue des Arquebusiers, B. P. 322
67008 Strasbourg Cedex
Tel.: +33 3 8815-3361
Fax: +33 3 8815-1543

Jean-François Debrois
Président

EULER Group
1, rue Euler
75008 Paris
Tel.: +33 1 407050-50
Fax: +33 1 407050-17
www.eulergroup.com

Jean Lanier
Président

Les Assurances Fédérales IARD
1, rue des Arquebusiers
67000 Strasbourg Cedex
Tel.: +33 3 881515-87
Fax: +33 3 881515-72

Laurent Mignon
Président

Mondial Assistance Group
37, rue Taitbout
75009 Paris
Tel.: +33 1 53255-325
Fax: +33 1 53255-432
www.mondial-assistance-group.com

Alain Demissy
Chief Executive Officer

Mondial Assistance France S. A.
2, rue Fragonard
75807 Paris Cedex 17
Tel.: +33 1 40255-494
Fax: +33 1 40255-248

Claude Sarcia
Managing Director

GABON

OGAR

OGAR Vie
546, boulevard Triomphal Omar Bongo
B.P. 201 Libreville
Tel.: +241 760495
Fax: +241 744643

Edouard-Pierre Valentin
Directeur Général

GREAT BRITAIN

Cornhill Insurance PLC
London Head Office
32 Cornhill
London EC3V 3LJ
Tel.: +44 20 76265410
Fax: +44 20 79293562
www.cornhill.co.uk

Guildford Head Office
57 Ladymead
Guildford, Surrey GU1 1DB
Tel.: +44 1483 568161
Fax: +44 1483 302681

William Raymond Treen
Director and Chief Executive Officer

Dresdner Kleinwort Wasserstein Ltd.
20 Fenchurch Street
London EC3P 3DB
Tel.: +44 20 7623-8000
Fax: +44 20 7623-4069
www.drkw.com

Timothy A. Shacklock
Deputy Chairman

Dresdner RCM Global Investors (UK) Ltd.
P.O. Box 191
10 Fenchurch Street
London EC3M 3LB
Tel.: +44 20 7475-2700
Fax: +44 20 7475-7696
www.dresdnerrcm.co.uk

Udo Frank
Chief Executive Officer

GREECE

Allianz General Insurance Company S. A.
Kifissias Ave. 124
11526 Athen
Tel.: +30 10 69-05500
Fax: +30 10 69-11150
www.allianz.gr

Alexander Sarrigeorgiou
Managing Director
Athanasios Melakopides
General Manager

Allianz Life Insurance Company S. A.
Kifissias Ave. 124
11526 Athen
Tel.: +30 10 69-05500
Fax: +30 10 69-11150
www.allianz.gr

Alexander Sarrigeorgiou
Managing Director
Petros D. Papanikolaou
General Manager

HUNGARY

Allianz Hungária Biztosító R. t.
Bajcsy-Zsilinszky ut 52
1054 Budapest
Tel.: +36 1 3016-565
Fax: +36 1 3016-100
www.ahbrt.hu

Dr. Mihály Patai
Chairman and
Chief Executive Officer

Dresdner Bank (Hungaria) R. t.
Vaci ut 22-26
1132 Budapest
Tel.: +36 1 4655555
Fax: +36 1 46555-96

Helmut Trott
General Manager

INDIA

Bajaj Allianz General Insurance Company Ltd.
GE Plaza
Airport Road, Yerawada
Pune 411006
Tel.: +91 40 2666-6
Fax: +91 40 2666-7

Sam Ghosh
Chief Executive Officer

Allianz Bajaj Life Insurance Company Ltd.
GE Plaza
Airport Road, Yerawada
Pune 411006
Tel.: +91 40 26-700
Fax: +91 40 26-667

Mark Purslow
Chief Executive Officer

INDONESIA

P. T. Asuransi Allianz Life Indonesia
Summitmas II, 20th Floor
Jl. Jend. Sudirman Kav. 61-62
Jakarta 12190
Tel.: +62 21 2526-690
Fax: +62 21 2526-580

Frank R. Levene
President Director

P. T. Asuransi Allianz Utama Indonesia
Summitmas II, 9th Floor
Jl. Jend. Sudirman Kav. 61-62
Jakarta 12190
Tel.: +62 21 252-2470
Fax: +62 21 252-3246
www.allianz.co.id

Uwe Michel
President Director

IRELAND

Allianz Irish Life Holdings Plc.
Burlington House
Burlington Road
Dublin 4
Tel.: +353 1 613-3000
Fax: +353 1 613-4444
www.allianz.ie

Brendan Murphy
Group Chief Executive Officer

Allianz Worldwide Care Ltd.
20 D Beckett Way
Park West Business Campus
Nangor Road
Dublin 12
Tel.: +353 1 63013-00
Fax: +353 1 63013-99
www.allianzworldwidecare.com

Ron Buchan
Chief Executive Officer

ITALY

Allianz-RAS Tutela Giudiziaria S. p. A.
Via Santa Sofia 27
20122 Milano
Tel.: +39 02 58-4001
Fax: +39 02 58-308745

Dr. Franz Mario Thimm
Direttore

Allianz Subalpina S. p. A.
Società di Assicurazioni e Riassicurazioni
Via Alfieri 22
10121 Torino
Tel.: +39 011 516-1111
Fax: +39 011 516-1470
www.allianzsubalpina.it

Dr. Massimo Arrighi
Amministratore Delegato

Lloyd Adriatico S. p. A.
Largo Ugo Irneri 1
34123 Trieste
Tel.: +39 040 7781-1
Fax: +39 040 7781-311
www.lloydadriatico.it

Dr. Enrico Tomaso Cucchiani
Amministratore Delegato

RAS ASSET MANAGEMENT SGR S. p. A.
Piazza Velasca 7/9
20122 Milano
Tel.: +39 02 7216-1
Fax: +39 02 7216-5023

Dr. Pierlugi Riches
Chairman
Livio Raimondi
Direttore Generale

Riunione Adriatica di Sicurtà S. p. A.
Corso Italia 23
20122 Milano
Tel.: +39 02 7216-1
Fax: +39 02 7216-5011
www.ras.it

Dr. Giuseppe Vita
Presidente
Dr. Mario Greco
Amministratore Delegato

IVORY COAST

SAFARRIV

SAFARRIV Vie
2, boulevard Roume
01 B.P. 1741. Abidjan
Tel.: +225 2030400-0
Fax: +225 2030400-1

Bruno Pastre
Directeur Général

JAPAN

Allianz Fire and Marine Insurance Japan Ltd.
MITA N. N. Bldg. 4th Floor
1-23, Shiba 4-chome
Minato-ku, Tokyo 108-0014
Tel.: +81 3 5442650-0
Fax: +81 3 5442650-9
www.allianz.co.jp

Alexander Ankel
President

Dresdner Kleinwort Wasserstein (Japan) Ltd.
Toranomon 4-chome Mori Building
1-8, Toranomon 4-chome
Minato-ku Tokyo 105-0001
Tel.: +81 3 54039-500
Fax: +81 3 54039-090
www.drkw.com

Jean-François Minier
Branch-Manager

MEIJI Dresdner Asset Management Co., Ltd
Palacio Tower 12F
6-7, Kita Aoyama 3-chome
Minato-ku Tokyo 107-0061
Tel.: +81 3 5469-3700
Fax: +81 3 5469-3690

Kohzo Nishimoto
President and Chief Executive Officer

LAOS

Assurances Générales du Laos
Vientiane Commercial Bank Building
Avenue Lane Xang
B.P. 4223
Vientiane RDP
Tel.: +856 21 21590-3
Fax: +856 21 21590-4

Bruno Delaval
Representative

LEBANON

SNA
Immeuble SNA Hazmieh
B.P. 11-4805/16-6528
Beyrouth
Tel.: +961 59566-000
Fax: +961 59566-24

Antoine Wakim
Chairman

LIECHTENSTEIN

Allianz Suisse Versicherungsgesellschaft

Allianz Suisse Lebensversicherungs-gesellschaft
An der Landstraße 5
9490 Vaduz
Tel.: +423 237660-0
Fax: +423 237660-9

Ernst-Peter Gassner
Representative

LUXEMBOURG

AGF Life Luxembourg S. A
14, Boulevard Franklin Roosevelt
2450 Luxemburg
Tel.: +352 472346-1
Fax: +352 472346-235

Alain Schaedgen
Directeur Général

dresdnerbank asset management S. A.
6A, route de Treves
2633 Senningerberg
Tel.: +352 463463-1
Fax: +352 463463-620

Wilhelm Heischmann
Managing Director

Dresdner Bank Luxembourg S. A
26, rue du Marché-aux-Herbes
B.P. 355
2097 Luxemburg
Tel.: +35 2 4760-1
Fax: +35 2 4760-331
www.dresdner-bank.lu

Wolfgang A. Baertz
Spokesman of the Board of Directors

International Reinsurance Company S. A.
43, avenue John F. Kennedy
B.P. 845
2018 Luxemburg
Tel.: +352 4276762-30
Fax: +352 4276762-40

Dr. Olaf Novak
Managing Director

MALAYSIA

Allianz General Insurance Malaysia Berhad
Level 40, Menara Citibank 165
Jalan Ampang P.O. Box 12485
50780 Kuala Lumpur
Tel.: +60 3 2715-2907
Fax: +60 3 2715-2908
www.allianz.com.my

William Mei
Chief Executive Officer

Allianz Life Insurance Malaysia Berhad
Level 23 & 23A
Wisma UOA II
21 Jalan Pinang
50450 Kuala Lumpur
Tel.: +60 3 2162-3388
Fax: +60 3 2162-6387
www.allianz.com.my

Vincent Kuo
Chief Executive Officer

MEXICO

AFORE Allianz Dresdner
Insurgentes Sur No. 819
Col. Napoles
Mexico D.F., C.P. 03810
Tel.: +52 55 523059-90
Fax: +52 55 523059-59
www.aforeallianz.com.mx

Oscar Franco
General Manager

Allianz México
Compañía de Seguros S. A.
Allianz Rentas Vitalicias S. A.
Boulevard Manuel Ávila Camacho 164
Col. Lomas de Barrilaco Vertientes
11010 México, D.F.
Tel.: +52 55 5201-3000 und -3131
Fax: +52 55 5540-3204 und -4681
www.allianz.com.mx

Sergio Ghibellini
Director General

NETHERLANDS

London Verzekeringen N. V.
Weesperzijde 150
1097 DS Amsterdam
Tel.: +31 20 561-8618
Fax: +31 20 561-8680
www.london.nl

Hein Aanstoot
Algemeen Directeur

Royal Nederland
Verzekeringsgroep N. V.
Coolsingel 139
P.O. Box 64
3000 AB Rotterdam
Tel.: +31 10 4541-911
Fax: +31 10 4541-310
www.royal.nl

Henri J. E. J. van Lent
Chief Executive Officer

Zwolsche Algemeene N. V.
Buizerdlaan 12
Postbus 8
3430 AA Niewegein
Tel: +31 30 60-77911
Fax: +31 30 60-39347

Henri J. E. J. van Lent
Chief Executive Officer

NEW ZEALAND

MMI Insurance (N. Z.) Ltd.
45 Queen Street
Auckland
Tel.: +64 9 3024-086
Fax: +64 9 3024-157

Jim D. Harris
Manager

PAKISTAN

Allianz EFU Health Insurance Ltd.
D-74, Block No. 5
KDA Scheme No. 5
Clifton
75530 Karachi
Tel.: +92 21 58640-61
Fax: +92 21 58640-20
www.allianzefu.com

Ahmir ud Deen
Chief Executive Officer

PHILIPPINES

Pioneer Allianz Life Assurance *Corporation*
4/F Pioneer House-Makati
108 Paseo de Roxas
Legaspi Village
Makati City 1229
Tel.: +63 2 8410246
Fax: +63 2 8122051
www.pioneer-allianz.com

Wilf Blackburn
President, Director and
Chief Executive Officer

POLAND

Dresdner Bank Polska S. A.
Al. Jerzo Limskie 123
02-017 Warsaw
Tel.: +48 22 5253-000
Fax: +48 22 5253-109

Rolf Michel
Acting President of Management Board

T. U. Allianz Polska S. A.

T. U. Allianz Życie Polska S. A.
Chocimska Street 17
00-791 Warsaw
Tel.: +48 22 52940-00
Fax: +48 22 52940-40
www.allianz.pl

Paweł Dangel
President and Chief Executive Officer

PORTUGAL

Companhia de Seguros Allianz Portugal S. A.
Rua Andrade Corvo, 32
1069-014 Lisboa
Tel.: +351 21 3165300
Fax: +351 21 3576224
www.allianz.pt

Patrick Schwarz
Dr. Pedro Rogério Seixas Vale
Administradores Delegados

RUMANIA

Allianz Ţiriac Asigurări S. A.
80-84, Câderea Bastiliei Str.
71139 Bucharest
Tel.: +40 1 208249-1
Fax: +40 1 208249-6
www.allianztiriac.ro

Cristian Constantinescu
General Director

RUSSIAN FEDERATION

Dresdner Bank ZAO
Malaya Morskaya Str. 23
190000 St. Petersburg
Tel.: +7 812 1185151
Fax: +7 812 3243281

Hans-Jürgen Stricker
President

Filiale Moskau
Podsosensky per. 30
103062 Moscow
Tel.: +7 095 7373450
Fax: +7 095 7373451

Ost-West Allianz Insurance Company Zentrale
3rd Samotechny
Pereulok, 3
103473 Moscow
Tel.: +7 095 93-76995
Fax: +7 095 93-32996
www.allianz.ru

Erhard Joerchel
Managing Director

SENEGAL

SNAS

SNAS Vie
Avenue Abdoulaye Fadiga x Rue de Thann
P.P. 2610 Dakar
Tel.: +221 8494400
Fax: +221 8231078

François Burguière
Directeur Général

SINGAPORE

Allianz AG - Reinsurance Branch Asia Pacific
#3, Temasek Avenue
#08-01 Centennial Towers
Singapore 039190
Tel.: +65 6 2978-801
Fax: +65 6 2978-901
www.allianzre.com.sg

Tileman A. Fischer
Managing Director

Allianz Asset Management Asia Pacific
6 Battery Road #28-01
Singapore 049909
Tel.: +65 6 31180-18
Fax: +65 6 31180-19

Alfred Baldes
Deputy Chief Executive Officer

Allianz Asset Management (Singapore) Ltd.
6 Battery Road #28-01
Singapore 049909
Tel.: +65 6 31180-80
Fax: +65 6 31180-95

Ian Lui
Managing Director

Allianz Insurance Company of Singapore Pte. Ltd.
#3, Temasek Avenue
#03-01 Centennial Towers
Singapore 039190
Tel.: +65 6 297-2529
Fax: +65 6 297-1956
www.allianz.com.sg

Neil Emery
Managing Director

Allianz Insurance Management Asia Pacific Pte. Ltd.
#3, Temasek Avenue
#09-01 Centennial Towers
Singapore 039190
Tel.: +65 6 297-8801
Fax: +65 6 297-1527

Alan Wilson
Chief Executive Officer

Allianz Parkway Integrated Care Pte. Ltd.
#3, Temasek Avenue
#03-03 Centennial Towers
Singapore 039190
Tel.: +65 6 8875-088
Fax: +65 6 8875-301
www.allianzparkway.com.sg

Chris James
Chief Executive Officer

Dresdner Asset Management Ltd.
20 Collyer Quay
#22-00 Tung Centre
Singapore 049319
Tel.: +65 222-8080
Fax: +65 231-9298
www.dam.com.sg

Ian K. H. Tham
Managing Director and
Chief Executive Officer

SLOVAK REPUBLIC

Allianz poisťovňa, a. s.
Lazaretská 12
81373 Bratislava 1
Tel.: +421 2 59315-111
Fax: +421 2 59315-555
www.allianz.sk

Manuel Bauer
Chief Executive Officer

SOUTH KOREA

Allianz General Insurance Co. Korea Ltd.
14th Floor Allianz Tower
45-21 Yeoido-dong
Yeongdeungo-gu
Seoul 150-978
Tel.: +82 2 3787880-0
Fax: +82 2 3787880-3

Klaus Voeste
Chief Executive Officer

Allianz Life Insurance Co. Ltd.
Allianz Tower
45-21 Yeoido-dong
Yeongdeungo-gu
Seoul 150-978
Tel.: +82 2 37878-545
Fax: +82 2 37878-739
www.allianzfirstlife.co.kr

Michel Campeanu
President

France Life Insurance Co. Ltd.
20F. Kangnam Bld. 1321-1
Soucho-dong Seoucho-Ku
Seoul 137-070
Tel.: +82 2 34887102
Fax: +82 2 5816090

Jong-Han Song
Managing Director

Hana Allianz Investment Trust Management Co. Ltd.
11th Floor Hana Securities Bldg.
23-3 Yoido-dong
Youngdungpo-gu
Seoul 150-709
Tel.: +82 2 37712902
Fax: +82 2 7821242
www.hanaallianz.com

Dr. Eugen Loeffler
President and Chief Executive Officer

SPAIN

Allianz Compañía de Seguros y Reaseguros, S. A.

Geschäftssitz Madrid
Paseo de la Castellana, 39
28046 Madrid
Tel.: +34 91 596889-5
Fax: +34 91 596889-3
www.allianz.es

Zentrale Barcelona
Torre Allianz RAS
Tarragona, 109
08014 Barcelona
Tel.: +34 93 228-5564
Fax: +34 93 228-8201
www.allianz.es

Vicente Tardío Barutel
Consejero Delegado

Eurovida, S. A./Europensiones, S. A.
José Ortega y Gasset, 29
28006 Madrid
Tel.: +34 91 4360-300
Fax: +34 91 4360-325 (Eurovida)
Fax: +34 91 4360-263 (Europensiones)

Francisco Javier García Nieto
Director General

SWITZERLAND

Alba Allgemeine Versicherungs-Gesellschaft
St. Alban-Anlage 56
4006 Basel
Tel.: +41 61 2953-111
Fax: +41 61 2953-232
www.alba.ch

Hans-Urs Schaffhauser
Managing Director

AGF Phénix Assurances
4, avenue de la Gare
1001 Lausanne
Tel.: +41 21 340040-4
Fax: +41 21 340040-5

Jean Guiu
Directeur

Allianz Hedge Fund Partners, LP
2, Place du Rhone, 5th Floor
1204 Geneva
Tel.: +41 2 281692-20
Fax: +41 2 281692-99

Philippe Collot
Johan Ahlstrom
Managing Partners

Allianz Risk Transfer (ART)
Lavaterstraße 67
8027 Zürich
Tel.: +41 1 285181-8
Fax: +41 1 285181-9
art.allianz.com

Jay Ralph
Chief Executive Officer

Allianz Suisse Versicherungs-Gesellschaft

Allianz Suisse Lebensversicherungs-Gesellschaft
Bleicherweg 19
8022 Zürich
Tel.: +41 1 20951-11
Fax: +41 1 20951-20
www.allianz-suisse.ch

Dr. Gerd-Uwe Baden
Chief Executive Officer

CAP Rechtsschutz
Poststraße 30
Postfach 1248
6301 Zug
Tel.: +41 41 726848-4
Fax: +41 41 726848-1

Alain Kunz
Managing Director

Dresdner Bank (Schweiz) AG
Utoquai 55
Postfach 264
8034 Zürich
Tel.: +41 1 2585-111
Fax: +41 1 2585-252
www.dresdner-bank.ch

Dr. Franz-Josef Lerdo
Chairman

ELMONDA
ELVIA Reiseversicherungs-Gesellschaft
Hagenholzstraße 85 B
8050 Zürich
Tel.: +41 1 2833-111
Fax: +41 1 2833-206
www.elviatravel.ch

Alain Demissy
Chief Executive Officer
Reinhard Kunz
Managing Director

TAIWAN

Allianz President General Insurance Co., Ltd.
11/F No. 69 Ming Sheng E Road
Section 3
Taipei 104
Tel.: +88 62 25-157177
Fax: +88 62 25-079881
www.allianz.com.tw

Bruce A. Bowers
Chief Executive Officer

Allianz President Life Insurance Co., Ltd.
15/F No. 69 Ming Sheng E Road
Section 3
Taipei 104
Tel.: +88 62 25-151888
Fax: +88 62 25-047144
www.allianz.com.tw

Harrison Ho
Chief Executive Officer

Dresdner Asset Management (Taiwan) Ltd.
5F, No 300, Sec 4, Chung Hsiao East Rd.
Taipei, 106 Taiwan, R.O.C.
Tel.: +88 62 27349580
Fax: +88 62 87716302
www.dam.com.tw

Chiang Hsien
Managing Director

Dresdner RCM Global Investors Securities Investment Consulting Co., Ltd.
7F, No. 378, Fu Hsing N. Road,
Taipei, 104 Taiwan, R.O.C.
Tel.: +88 62 250-22989
Fax: +88 62 250-99372
www.dam.com.tw

Rita Hsu
Managing Director

THAILAND

Allianz C. P. General Insurance Co., Ltd.
19/F C. P. Tower
313 Silom Road
Bangrak
Bangkok 10500
Tel.: +66 2263 90-00
Fax: +66 2263 90-20
www.allianzcp.com

Voravut Tangkoskul
Chief Executive Officer

Allianz C. P. Life Assurance Co., Ltd.
19/F C. P. Tower
313 Silom Road
Bangrak
Bangkok 10500
Tel.: +66 2263 9999
Fax: +66 2263 9638
www.allianzcp.com

Brian Greenberg
Chief Executive Officer

Ayudhya Allianz C. P. Life Public Co., Ltd.
17th Floor Ploenchit Tower
898 Ploenchit Road
Patumwan
Bangkok 10330
Thailand
Tel.: +66 2263 0333
Fax: +66 2263 0855

Chris Lossin
President

TURKEY

Koç Allianz Hayat Sigorta A. S.
Koç Allianz Sigorta A. S.
Bağlarbaşi, Kisikli Cad. No. 11
81180 İstanbul-Altunizade
Tel.: +90 216 5566-666 und -7000
Fax: +90 216 5566-777 und 4741690
www.kocallianz.com.tr

Kemal Olgaç
General Manager
Dr. Thomas Baron
Deputy General Manager

UNITED ARAB EMIRATES

Allianz Versicherungs-AG
Dubai Branch
Kendah House, 29th Floor, Office No. 2
Sheikh Zayed Road
P.O. Box 76 59
Dubai, U. A. E.
Tel.: +971 4 3329-929
Fax: +971 4 3329-166

Joachim Wessling
Branch Manager

USA

Allianz Hedge Fund Partners, LP
4 Embarcadero Center, 32nd Floor
San Francisco, CA 94111-4189
Tel.: +1 415 95453-56
Fax: +1 415 95453-93

Madhav Misra
Chief Investment Officer

Allianz Insurance Company
3400 Riverside Drive
Suite 300
Burbank, CA 91505-4669
Tel.: +1 818 9728-000
Fax: +1 818 9728-466
www.aic-allianz.com

Steve Schleisman
Interim Chairman, President and Chief Executive Officer

Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416
P. O. Box 1344
Minneapolis, MN 55440-1344
Tel.: +1 763 7656-500
Fax: +1 763 7656-657
www.allianzlife.com

Mark Zesbaugh
Chief Executive Officer

Cadence Capital Management
265 Franklin Street
11th Floor
Boston, MA 02110-3113
Tel.: +1 617 3677-400
Fax: +1 617 3677-393
www.cadencecapital.com

David B. Breed
Management Director and Chief Investment Officer

Dresdner Kleinwort Wasserstein Securities LLC
1301 Ave. of the Americas
New York, NY 10019
Tel.: +1 212 969-2700
Fax: +1 212 969-7836
www.drkw.com

Ashish Bhutani
Mike Biondi
Co-Chief Executive Officers North America

Dresdner RCM Global Investors LLC
4 Embarcadero Center
San Francisco, CA 94111-4189
Tel.: +1 415 954-5400
Fax: +1 415 954-8200
www.dresdnerrcm.com

William L. Price
Chairman
Susan Gause
Senior Managing Director and Chief Executive Officer

Fireman's Fund Insurance Company
777 San Marin Drive
Novato, CA 94998
Tel.: +1 415 899-2000
Fax: +1 415 899-3600
www.the-fund.com

Michael Diekmann
Chairman
Jeffrey H. Post
President and Chief Executive Officer

Jefferson Insurance Company of New York
Monticello Insurance Company
Newport Tower
525 Washington Boulevard
Jersey City, NJ 07310-1693
Tel.: +1 201 222-8666
Fax: +1 201 222-9161
www.jeffgroup.com

Eugene Rainis
Chairman
Claus Cardinal
President and Chief Executive Officer

NFJ Investment Group
2121 San Jacinto, Suite 1840
Dallas, TX 75201
Tel.: +1 214 75417-80
Fax: +1 201 75417-98
www.nfjinvestmentgroup.com

Chris Najork
Ben Fischer
John Johnson
Managing Directors

Nicholas-Applegate Capital Management
600 W. Broadway
San Diego, CA 92101
Tel.: +1 619 6878000
Fax: +1 619 7448091
www.nicholas-applegate.com

Arthur E. Nicholas
Chairman
Marna C. Whittington
President

Oppenheimer Capital LLC
1345 Avenue of the Americas
New York, NY 10105
Tel.: +1 212 7393-000
Fax: +1 212 7393-925
www.opcap.com

Colin Glinsman
Chief Executive Officer

Pacific Investment Management Company LLC
840 Newport Center Drive, Suite 300
Newport Beach, CA 92660
Tel.: +1 949 720-6000
Fax: +1 949 720-1376
www.pimco.com

William S. Thompson
Chief Executive Officer

PIMCO Equity Advisors LLC
1345 Avenue of the Americas, 50th Floor
New York, NY 10105-4800
Tel.: +1 212 7393-800
Fax: +1 212 7393-954
www.pimcoequity.com

Kenneth W. Corba
Chief Executive Officer and Managing Director

World Access Service Corporation
One Holland Place
2235 Staples Mill Road
Suite 300
Richmond, VA 23230
Tel.: +1 804 2853300
Fax: +1 804 8733570
www.worldaccess.com

Jonathan M. Ansell
President

VENEZUELA

Adriática de Seguros C. A.
Edificio Adriática de Seguros
Vicepresidencia Ejecutiva, Piso 1
Avenida Andrés Bello (next to Cruz Roja Venezolana)
Caracas 1011A
Tel.: +58 2 125-080479 und -080470
Fax: +58 2 125-710812
www.adriatica.com.ve

Francis Desmazes
Director General

VIETNAM

Allianz/AGF Insurance (Vietnam) Co. Ltd.
Unit 4, 8th Floor
The Metropolitan Tower
235 Dong Khoi Street-Dist. 1
Ho Chi Minh City
Tel.: +84 8 824505-0
Fax: +84 8 824505-4

Jean-Noel Rousselle
General Director

The accounting terms explained here are intended to help the reader understand this Annual Report. Most of these terms concern the balance sheet or the income statement.

For a comprehensive explanation of accounting terminology, please see the glossary on pages 90 to 97 of the Consolidated Financial Statements 2001.

Affiliated enterprises

The parent company of the Group and all consolidated subsidiaries. Subsidiaries are enterprises where the parent company can exercise a dominant influence over their corporate strategy in accordance with the control concept. This is possible, for example, where the parent Group holds, *directly or indirectly, a majority of the voting rights, has the power to appoint or remove a majority* of the members of the Board of Management or equivalent governing body, or where there are contractual rights of control.

Aggregate policy reserve

Policies in force – especially in life, health, and personal accident insurance – give rise to potential liabilities for which funds have to be set aside. The amount required is calculated actuarially.

Allowance for credit losses

The overall volume of provisions includes allowance for credit loss – deducted from the asset side of the balance sheet – and provisions for risks associated with hedge derivatives and other contingencies, such as guarantees, loan commitments or other obligations, which are stated as liabilities.

Identified counterparty risk is covered by specific credit risk allowances. The size of each allowance is determined by the probability of the borrower's agreed payments regarding interest *and installments, with the value of underlying collateral being taken into consideration.*

General allowances for loan losses have been established, on the basis of historical loss data.

Country risk allowances are established for transfer risks. Transfer risk is a reflection of the ability of a certain country to serve its external debt. These country risk allowances are based on an internal country rating system which incorporates economic data as well as other facts to categorize countries.

Where it is determined that a loan cannot be repaid, the uncollectable amount is first written off against any existing specific loan loss allowance, or directly recognized as expense in the income statement. Recoveries on loans previously written off are recognized in the income statement under net loan loss provisions.

Assets under management

The total of all investments, valued at current market value, which the Group has under management with responsibility for maintaining and improving their performance. In addition to the Group's own investments, they include investments held for variable annuity policyholders, bank loans and advances, and investments held under management for third parties.

Associated enterprises

All enterprises, other than affiliated enterprises, in which the Group has an interest of between 20 percent and 50 percent, regardless of whether a significant influence is actually exercised or not.

Benefits (net) payable to policyholders

The expense of policyholder benefits (less amounts ceded in reinsurance) comprises loss and loss adjustment expenses, premium refunds, and the net change in insurance reserves.

Capital relating to participating certificates

Amount payable on redemption of participating certificates issued. The participating certificates of Allianz AG carry distribution rights based on the dividends paid, and subscription rights when the capital stock is increased; but they carry no voting rights, no rights to participate in any proceeds of liquidation, and no rights to be converted into shares.

Cash flow statement

Statement showing movements of cash and cash equivalents during an accounting period, classified by three types of activity:

- normal operating activities
- investing activities
- financing activities

Consolidated interest (%)

The consolidated interest is the total of all interests held by affiliated enterprises and joint ventures in affiliated enterprises, joint ventures, and associated enterprises.

Credit risk

The risk that one party to a contract will fail to discharge its obligations and thereby cause the other party to incur financial loss.

Current value

The current value of an investment is normally the same as the market value. If the market value cannot be calculated directly, fair market value is used.

Deferred acquisition costs

Expenses of an insurance company which are incurred in connection with the acquisition of new insurance policies or the renewal of existing policies. They include commissions paid and the costs of processing proposals.

Derivative financial instruments (derivatives)

Financial contracts, the values of which move in relationship to the price of an underlying asset. Derivative financial instruments can be classified in relation to their underlying assets (e.g. interest rates, share prices, exchange rates or prices of goods). Important examples of derivative financial instruments are options, futures, forwards and swaps.

Earnings from ordinary activities

Pre-tax profit or loss from activities which an enterprise undertakes in the normal course of business. This does not include extraordinary items, i.e. income or expenses that arise from events or transactions that are clearly distinct from the ordinary activities of the enterprise and are therefore not expected to recur frequently or regularly.

Earnings per share (basic/diluted)

Ratio calculated by dividing the consolidated profit or loss for the year by the average number of shares issued. For calculating diluted earnings per share the number of shares and the profit or loss for the year are adjusted by the dilutive effects of any rights to subscribe for shares which have been or can still be exercised. Subscription rights arise in connection with issues of convertible bonds or share options.

Equity consolidation

The relevant proportion of cost for the investment in a subsidiary is set off against the relevant proportion of the shareholders' equity of the subsidiary.

Equity method

Investments in joint ventures and associated companies are accounted for by this method. They are valued at the Group's proportionate share of the net assets (= shareholders' equity) of the companies concerned. In the case of investments in companies which prepare consolidated financial statements of their own, the valuation is based on the sub-group's consolidated net assets. The valuation is subsequently adjusted to reflect the proportionate share of changes in the company's net assets, a proportionate share of the company's net earnings for the year being added to the Group's consolidated income.

Expense ratio

Underwriting costs (including change in deferred acquisition costs) as a percentage of premiums earned.

FAS

U.S. Financial Accounting Standards on which the details of U.S. GAAP (Generally Accepted Accounting Principles) are based.

Futures

Standardized contracts for delivery on a future date, traded on an exchange. Normally, rather than actually delivering the underlying asset on that date, the difference between closing market value and the exercise price is paid.

Goodwill

Difference between the purchase price of a subsidiary and the relevant proportion of its net assets valued at the current value of all assets and liabilities at the time of acquisition. Minority interests are always valued at carried-forward historical cost. Goodwill is amortized over its useful life.

Gross/Net

In insurance terminology the terms gross and net mean before and after deduction of reinsurance respectively. (Net is also referred to as "for own account"). In connection with income from interests in affiliated enterprises, joint ventures and associated enterprises, the term "net" is used where the relevant expenses (e.g. depreciations and losses on the disposal of assets) have already been deducted. In the context of investments the term "net" is used where the relevant expenses (e.g. for investment management or valuation write-downs) have already been deducted from the income. This means that investment income (net) from investments in affiliated enterprises, joint ventures and associated enterprises signifies the net result from these investments.

IAS

International Accounting Standards.

IAS Framework

The framework for International Accounting Standards (IAS) which sets out the concepts that underlie the preparation and presentation of financial statements for external users.

Investments held on account and at risk of life insurance policyholders

Mainly investments funding variable annuities plus investments to cover obligations under policies where the benefits are index-linked. Policyholders are entitled to the gains recorded on these investments, but also have to carry any losses.

Issued capital and capital reserve
This heading comprises the capital stock, the premium received on the issue of shares, and amounts allocated when option rights are exercised.

Joint venture
An enterprise which is managed jointly by an enterprise in the Group and one or more enterprises not included in the consolidation. The extent of joint management control is more than the significant influence exercised over associated enterprises and less than the control exercised over affiliated enterprises.

Loss frequency
Number of losses in relation to the number of insured risks.

Loss ratio
Loss and loss adjustment expenses as a percentage of premiums earned.

Market value
The amount obtainable from the sale of an investment in an active market.

Minority interests in earnings
That part of net earnings for the year which is not attributable to the Group but to others outside the Group who hold shares in affiliated enterprises.

Minority interests in shareholders' equity
Those parts of the equity of affiliated enterprises which are not owned by companies in the Group.

Options
Derivative financial instruments where the holder is entitled – but not obliged – to buy (call option) or sell (put option) the underlying asset at a predetermined price sometime in the future. The grantor (writer) of the option, on the other hand, is obliged to transfer or buy the asset and receives a premium for granting the option to the purchaser.

OTC derivatives
Derivative financial instruments which are not standardized and not traded on an exchange but are traded directly between two counterparties via over-the-counter (OTC) transactions.

Pension and similar reserves
Current and future post-employment benefits payable to current and former employees under company pension schemes, accrued as a liability.

Premiums written/earned
Premiums written represent all premium revenues in the year under review. Premiums earned represent that part of the premiums written used to provide insurance coverage in that year. In the case of life insurance products where the policyholder carries the investment risk (e.g. variable annuities), only that part of the premiums used to cover the risk insured and costs involved is treated as premium income.

Reinsurance
Where an insurer transfers part of the risk which he has assumed to another insurer.

Reserve for loss and loss adjustment expenses
Reserves for the cost of insurance claims incurred by the end of the year under review but not yet settled.

Reserve for premium refunds
That part of the operating surplus which will be distributed to policyholders in the future. This refund of premiums is made on the basis of statutory, contractual, or company by-law obligations, or voluntary undertaking.

Revenue reserves
In addition to the reserve required by law in the financial statements of the Group parent company, this item consists mainly of the undistributed profits of Group enterprises and amounts transferred from consolidated net income.

Securities available for sale
Securities available for sale are securities which are neither held with the intent that they will be held to maturity nor have been acquired for sale in the near term; securities available for sale are shown at their market value on the balance sheet date.

Securities held to maturity
Securities held to maturity comprise debt securities held with the intent and ability that they will be held to maturity. They are valued at amortized cost.

Segment reporting
Financial information based on the consolidated financial statements, reported by business segments (life/health, property/casualty, and financial services) and by regions and products.

Swaps
Agreements between two counterparties to exchange payment streams over a specified period of time. Important examples include currency swaps (in which payment streams and capital in different currencies are exchanged) and interest rate swaps (in which the parties agree to exchange normally fixed interest payments for variable interest payments in the same currency).

Trading assets
Trading assets are debt issues and stocks as other financing instruments (essentially derivatives, note loans und precious metals holding) which have been acquired solely for sale in the near term. They are shown in the balance sheet at fair value.

Trading income
Trading income includes all realized and unrealized profits and losses from trading assets and trading liabilities. In addition, it includes commissions as well as any interest or dividend income from trading activities as well as refinancing costs.

Trading liabilities

Trading liabilities include primarily negative market values from derivatives and short selling of securities. Short sales are made to generate income from short-term price changes. Shorts sales of securities are recorded at market value on the balance sheet date. Derivatives shown as trading liabilities are valued the same way as trading assets.

Underwriting costs

Commissions, salaries, general expenses and other expenses relating to the acquisition and ongoing administration of insurance policies. The net figure is after expenses recovered from reinsurers have been deducted.

U.S. GAAP

U.S. Generally Accepted Accounting Principles.

Variable annuities

The benefits payable under this type of life insurance depend primarily on the performance of the investments in a mutual fund. The policyholder shares equally in the profits or losses of the underlying investments.

A

B

C

D

E

F

G

Allianz AG

To the attention of Ms Marianne Cummins

Your opinion

Dear Readers,

To get some ideas on how we can make our next Annual Report even better, we would be very grateful if you could give us your reactions and let us know which additional subjects we should cover. If you reply by mail, we'll be glad to pay the postage.

- The report is organized in such a way that I easily found the topics that interested me most.

  ○ Very much so ○ Mostly, but not always ○ Not at all

- The report provides comprehensive information on all important topics of the last fiscal year. It is interesting to read and well presented.

  ○ Very much so ○ Mostly, but not always ○ Not at all

- I would additionally like to read more about the following subjects in the Annual Report 2002:

....

....

....

We will be glad to keep you informed

In the interest of our shareholders, we want to make the distribution of this Annual Report as efficient as possible. To avoid unnecessary printing and distribution costs and to demonstrate our concern for the environment, we need to update our distribution list from time to time. If you send us your name and your current address, it will be our pleasure to mail you next year's Annual Report as well.

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Please send me the following publications:

○ Annual Report 2002

○ Corporate Responsibility Magazine (to be published at the end of June, 2002)

Important! Please mark on the envelope:

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Allianz AG
Ms Marianne Cummins
Königinstrasse 28

D-80802 Munich

To return this form to us, please send it to us:

by fax +49 89 3800-2840

by mail in an unstamped envelope marked "Postage paid by recipient"

For any further questions about the distribution of our reports, you can reach us:

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by personally contacting Adolf Rabitzer

Phone +49 89 32352-138

Fax +49 89 32352-148

SUMMARY OF RECENT YEARS

ALLIANZ GROUP		2001	2000	1999	1998	1997
Earnings before taxes[1]	€ mn	1,827	4,913	4,804	4,910	3,259
Property/casualty insurance	€ mn	2,409	3,899	3,639	3,742	2,560
Life/health insurance	€ mn	412	1,626	1,229	1,137	785
Banking	€ mn	227	124	56		
Asset Management	€ mn	– 334	45	108	98[2]	112[2]
Taxes	€ mn	840	– 176	– 1,513	– 1,920	– 1,783
Minority interests in earnings	€ mn	– 1,044	– 1,277	– 974	– 814	– 469
Net income	€ mn	1,623	3,460	2,317	2,176	1,706
Gross premium income	€ bn	75.1	68.7	60.6	51.0	41.9
Net revenues from banking	€ bn	3.9	0.2	0.2	–	–
Net revenues from asset management	€ bn	2.0	1.1	0.5	–	–
Assets under management	€ bn	1,172	700	382	343	244
Investments	€ bn	345	281	271	240	170
Trading assets	€ bn	128	0	0	0	0
Receivables	€ bn	301	35	31	39	23
Shareholders' equity	€ bn	32	36	30	25	19
Minority interests in equity	€ bn	17	16	13	12	8
Participation certificates, subordinated liabilities	€ bn	12	1	1	1	1
Insurance provisions	€ bn	300	285	268	238	172
Liabilities	€ bn	313	15	14	16	3
Balance sheet total	€ bn	943	440	411	364	252
Employees	€ mn	179,946	119,683	113,472	105,676	76,951
Return on equity after taxes	%	4.8	10.6	8.5	9.8	8.8
Return on equity before amortization of goodwill	%	7.2	12.1	10.2	10.9	9.6
Earnings per share	€	6.66	14.10	9.46	8.97	7.30
Earnings per share before amortization of goodwill	€	9.98	16.12	11.44	9.99	7.96
Dividend payment	€ bn	362	369	307	276	224
Share price at year end	€	266	399	334	316	238
Market capitalization at year end	€ bn	64.2	98.0	81.8	77.6	54.8

[1] 1999 without IAS SIC 12 and SEC adjustment

[2] Including banking

Allianz AG
Königinstrasse 28
80802 München
Telephone +49 89 38 00 00
Telefax +49 89 34 99 41
www.allianz.com

Photography:
Peter Ginter (except page 4)

UKGBE00202O (0/05) 5.02

EXHIBIT 2

Allianz Group

Consolidated Financial Statements 2001



CONTENTS

Consolidated Balance Sheet for the Year Ended December 31,

ASSETS	Note	2001 € mn	2000 € mn
A. Intangible assets	5	16,911	10,394
B. Investments in affiliated enterprises, joint ventures, and associated enterprises	6	10,247	11,763
C. Investments	7	345,302	280,834
D. Investments held on account and at risk of life insurance policyholders	8	24,692	22,770
E. Loans and advances to banks	9	61,274	7,070
F. Loans and advances to customers	10	239,693	28,086
G. Trading assets	11	128,422	372
H. Cash funds and cash equivalents	12	21,240	4,209
I. Amounts ceded to reinsurers from insurance reserves	13	30,999	28,475
J. Deferred tax assets	39	8,415	6,133
K. Other assets	14	55,730	39,889
Total assets		942,925	439,995

EQUITY AND LIABILITIES	Note	2001 € mn	2000 € mn
A. Shareholders' equity	15	31,664	35,603
B. Minority interests in shareholders' equity	16	17,349	16,200
C. Participation certificates and post-ranking liabilities	17	12,207	1,337
D. Insurance reserves	18	299,512	284,824
E. Insurance reserves for life insurance where the investment risk is carried by policyholders	8	24,726	22,841
F. Liabilities to banks	19	135,402	5,172
G. Liabilities to customers	20	177,323	9,684
H. Certificated liabilities	21	134,670	13,606
I. Trading liabilities	22	44,538	197
J. Other accrued liabilities	23	14,117	7,143
K. Other liabilities	24	41,900	28,492
L. Deferred tax liabilities	39	8,898	14,332
M. Deferred income	25	619	564
Total equity and liabilities		942,925	439,995

Consolidated Income Statement for the Year Ended December 31,

	Note	2001 € mn	2000 € mn
1. *Premiums earned (net)*	26	52,745	49,907
2. Interest and similar income	27	24,224	16,595
3. Income (net) from investments in affiliated enterprises, joint ventures, and associated enterprises	28	1,588	1,860
4. Other income from investments	29	8,502	10,945
5. Trading income	30	1,592	- 36
6. Fee and commission income, and income from service activities	31	4,827	2,187
7. Other income	32	2,479	2,331
Total income (1. to 7.)		95,957	83,789
8. Insurance benefits (net)	33	- 50,154	- 51,738
9. Interest and similar expenses	34	- 7,947	- 2,399
10. Other expenses for investments	35	- 8,923	- 4,949
11. Loan loss provisions	36	- 596	- 21
12. *Acquisition costs and administrative expenses*	37	- 19,324	- 13,679
13. Amortization of goodwill	5	- 808	- 495
14. Other expenses	38	- 6,378	- 5,595
Total expenses (8. to 14.)		- 94,130	- 78,876
15. Earnings from ordinary activities before taxes		1,827	4,913
16. Taxes	39	840	- 176
17. Minority interests in earnings	16	- 1,044	- 1,277
18. Net income		1,623	3,460

		€	€
Earnings per share	42	6.66	14.10

Movements in Shareholders' Equity

	Paid-in capital € mn	Revenue reserves € mn	Unrealized gains and losses € mn	Consolidated unappropriated profit € mn	Share-holders' equity € mn
12/31/1999	7,811	9,884	11,626	355	29,676
Currency translation adjustments		374	77		451
Changes in the group of consolidated companies		283			283
Capital paid in	183				183
Unrealized investment gains and losses			1,745		1,745
Net income for the year		3,027		433	3,460
Shareholders' dividend				- 306	- 306
Miscellaneous		160		- 49	111
12/31/2000	7,994	13,728	13,448	433	35,603
Currency translation adjustments		- 127	38		- 89
Changes in the group of consolidated companies		- 554			- 554
Capital paid in	6,775				6,775
Treasury stock		- 5,801			- 5,801
Unrealized investment gains and losses			- 5,210		- 5,210
Net income for the year		1,213		410	1,623
Shareholders' dividend				- 367	- 367
Miscellaneous		- 250		- 66	- 316
12/31/2001	14,769	8,209	8,276	410	31,664

Cash Flow Statement

	2001 € mn	2000 € mn
Net income for the year	1,623	3,460
Change in unearned premiums	949	- 674
Change in aggregate policy reserves[1]	6,859	6,550
Change in reserve for loss and loss adjustment expenses	3,375	2,715
Change in other insurance reserves[2]	- 4,007	2,227
Change in deferred acquisition costs	- 662	- 1,093
Change in funds held by others under reinsurance business assumed	- 171	66
Change in funds held under reinsurance business ceded	- 278	483
Change in accounts receivable/payable on reinsurance business	- 4	- 604
Change in trading securities[3]	- 12,544	46
Change in loans and advances to banks and customers	3,442	- 3,694
Change in liabilities to banks and customers	- 5,456	836
Change in certificated liabilities	3,130	2,642
Change in other receivables and liabilities	3,843	- 1,408
Change in deferred tax assets/liabilities[4]	- 2,181	- 2,226
Adjustment for investment income/expenses not involving movements of cash	112	- 7,525
Adjustments to reconcile amortization of goodwill	808	495
Other	387	180
Cash flow from operating activities	- 775	2,476
Change in securities available for sale	- 3,465	- 7,271
Change in investments held to maturity	383	634
Change in real estate	112	- 287
Change in other investments	2,692	- 416
Change in investments held on account and at risk of life insurance policyholders	- 1,465	- 1,942
Change in cash and cash equivalents from the acquisition of consolidated affiliated companies	12,114	- 3,054
Change in aggregate policy reserves for life insurance products according to SFAS 97	8,089	6,770
Other	- 441	- 1,389
Cash flow from investing activities	18,019	- 6,955
Change in participation certificates and post-ranking liabilities	- 770	1,714
Cash inflow from capital increases	275	184
Dividend payouts	- 673	- 613
Other from shareholders' capital and minority interests[5]	937	3,464
Cash flow from financing activities	- 231	4,749
Effect of exchange rate changes on cash and cash equivalents	18	9
Change in cash and cash equivalents	17,031	279
Cash and cash equivalents at beginning of period	4,209	3,930
Cash and cash equivalents at end of period	21,240	4,209

[1] Without aggregate policy reserves for life insurance products in accordance with SFAS 97

[2] Without change in the reserve for latent premium refunds from unrealized investment gains and losses

[3] Including trading liabilities

[4] Without change in deferred tax assets/liabilities from unrealized investment gains and losses

[5] Without change in revenue reserves from unrealized investment gains and losses

IAS rules have been used to prepare the data for the cash flow statement. First-time compliance with regulations specific to the banking sector required changes in the cash flow statement. The headings for the previous year were adjusted accordingly. The cash flow statement excludes the effects of the first-time consolidation of major new acquisitions, i.e. during the course of 2001, in particular the Dresdner Bank Group, Frankfurt/Main, and Nicholas Applegate, San Diego. These acquisitions increased the value of investments held (excluding funds held by others) by € 77,978 (1,440) mn, goodwill by € 5,146 (2,761) mn. The net total of other assets and liabilities decreased by € 88,568 (1,146) mn. Cash outflow related to these acquisitions amounted to € 12,450 (3,099) mn. Cash outflow contrasted with cash and cash equivalents of € 24,564 (45) mn through first-time consolidation included in the consolidated financial statements. Tax benefits on income amounted to € 306 (outflow 1,873) mn.

Consolidated Balance Sheet by Business Segments for the Year Ended December 31.

ASSETS	Life/Health		Property/Casualty	
	2001 € mn	2000 € mn	2001 € mn	2000 € mn
A. Intangible assets	4,005	4,232	2,943	2,822
B. Investments in affiliated enterprises, joint ventures, and associated enterprises	6,043	5,615	40,387	22,514
C. Investments	180,076	186,799	91,712	95,718
D. Investments held on account and at risk of life insurance policyholders	24,692	22,770	–	–
E. Loans and advances to banks	1,010	3,747	5,079	4,527
F. Loans and advances to customers	24,843	14,445	2,837	1,565
G. Trading assets	775	119	1,373	20
H. Cash funds and cash equivalents	2,351	1,978	2,617	2,041
I. Amounts ceded to reinsurers from insurance reserves	17,927	18,073	19,209	15,439
J. Deferred tax assets	1,911	2,253	5,060	3,631
K. Other assets	17,634	17,187	22,840	21,717
Total segment assets	281,267	277,218	194,057	169,994

EQUITY AND LIABILITIES	Life/Health		Property/Casualty	
	2001 € mn	2000 € mn	2001 € mn	2000 € mn
A. Participation certificates and post-ranking liabilities	–	–	573	953
B. Insurance reserves	215,217	208,829	90,432	81,046
C. Insurance reserves for life insurance where the investment risk is carried by policyholders	24,726	22,841	–	–
D. Liabilities to banks	2,143	1,201	6,303	5,942
E. Liabilities to customers	–	3	–	3
F. Certificated liabilities	229	– 163	14,727	7,312
G. Trading liabilities	50	–	448	-
H. Other accrued liabilities	967	961	5,387	5,458
I. Other liabilities	19,963	19,880	21,624	14,620
J. Deferred tax liabilities	1,958	3,906	5,920	10,353
K. Deferred income	406	413	84	136
Total segment liabilities	265,659	257,871	145,498	125,823

Banking 2001 € mn	Banking 2000 € mn	Asset Management 2001 € mn	Asset Management 2000 € mn	Consolidation Adjustments 2001 € mn	Consolidation Adjustments 2000 € mn	Group 2001 € mn	Group 2000 € mn
3,183	1	6,780	3,339	–	–	16,911	10,394
2,079	96	116	62	– 38,378	– 16,524	10,247	11,763
85,133	3,070	1,362	528	– 12,981	– 5,281	345,302	280,834
–	–	–	–	–	–	24,692	22,770
54,271	1,142	1,646	1,102	– 732	– 3,448	61,274	7,070
222,916	12,555	561	395	– 11,464	– 874	239,693	28,086
125,741	51	539	182	– 6	–	128,422	372
16,244	95	550	139	– 522	– 44	21,240	4,209
–	–	–	–	– 6,137	– 5,037	30,999	28,475
1,350	208	94	30	–	11	8,415	6,133
14,977	783	2,589	1,538	– 2,310	– 1,336	55,730	39,889
525,894	18,001	14,237	7,315	– 72,530	– 32,533	942,925	439,995

Banking 2001 € mn	Banking 2000 € mn	Asset Management 2001 € mn	Asset Management 2000 € mn	Consolidation Adjustments 2001 € mn	Consolidation Adjustments 2000 € mn	Group 2001 € mn	Group 2000 € mn
11,757	371	22	21	– 145	– 8	12,207	1,337
–	–	–	–	– 6,137	– 5,051	299,512	284,824
–	–	–	–	–	–	24,726	22,841
131,454	781	1,554	504	– 6,052	– 3,256	135,402	5,172
175,228	8,630	2,981	1,312	– 886	– 264	177,323	9,684
122,713	6,310	435	5	– 3,434	142	134,670	13,606
44,052	197	2	–	– 14	–	44,538	197
7,130	193	633	531	–	–	14,117	7,143
8,798	511	1,413	1,015	– 9,898	– 7,534	41,900	28,492
980	53	40	20	–	–	8,898	14,332
129	11	–	4	–	–	619	564
502,241	17,057	7,080	3,412	– 26,566	– 15,971	893,912	388,192
					Equity[*]	49,013	51,803
					Total equity and liabilities	942,925	439,995

[*] Shareholders' equity and minority interests

Consolidated Income Statement by Business Segments for the Year Ended December 31,

	Life/Health		Property/Casualty	
	2001 € mn	2000 € mn	2001 € mn	2000 € mn
1. Premiums earned (net)	18,317	18,378	34,428	31,529
2. Interest and similar income	10,765	10,152	5,068	5,568
3. Income (net) from investments in affiliated enterprises, joint ventures, and associated enterprises	525	693	889	1,833
4. Other income from investments	3,562	6,667	4,307	4,259
5. Trading income	- 117	- 49	1,451	- 10
6. Fee and commission income, and income from service activities	268	271	1,425	940
7. Other income	866	1,139	1,329	1,078
Total income (1. to 7.)	34,186	37,251	48,897	45,197
8. Insurance benefits (net)	- 21,979	- 26,354	- 28,200	- 25,413
9. Interest and similar expenses	- 492	- 148	- 1,323	- 1,136
10. Other expenses for investments	- 5,537	- 3,004	- 2,888	- 1,913
11. Loan loss provisions	- 4	-	- 4	-
12. Acquisition costs and administrative expenses	- 4,259	- 3,927	- 10,042	- 9,106
13. Amortization of goodwill	- 146	- 137	- 349	- 277
14. Other expenses	- 1,357	- 2,055	- 3,682	- 3,453
Total expenses (8. to 14.)	- 33,774	- 35,625	- 46,488	- 41,298
15. Earnings from ordinary activities before taxes	412	1,626	2,409	3,899
16. Taxes	- 99	- 343	701	5
17. Minority interests in earnings	- 84	- 658	- 746	- 642
18. Net income	229	625	2,364	3,262

Banking		Asset Management		Consolidation Adjustments		Group	
2001 € mn	2000 € mn	2001 € mn	2000 € mn	2001 € mn	2000 € mn	2001 € mn	2000 € mn
–	–	–	–	–	–	52,745	49,907
9,085	1,502	129	204	- 823	- 831	24,224	16,595
1,016	122	- 3	1	- 839	- 789	1,588	1,860
628	25	44	18	- 39	- 24	8,502	10,945
244	7	10	16	4	–	1,592	- 36
1,474	2	2,479	1,420	- 819	- 446	4,827	2,187
394	64	79	63	- 189	- 13	2,479	2,331
12,841	1,722	2,738	1,722	- 2,705	- 2,103	95,957	83,789
–	–	–	–	25	29	- 50,154	- 51,738
- 6,852	- 1,257	- 82	- 61	802	203	- 7,947	- 2,399
- 465	- 33	- 57	–	24	1	- 8,923	- 4,949
- 588	- 21	–	–	–	–	- 596	- 21
- 3,446	- 170	- 1,895	- 484	318	8	- 19,324	- 13,679
- 70	8	- 243	- 89	–	–	- 808	- 495
- 1,193	- 125	- 795	- 1,043	649	1,081	- 6,378	- 5,595
- 12,614	- 1,598	- 3,072	- 1,677	1,818	1,322	- 94,130	- 78,876
227	124	- 334	45	- 887	- 781	1,827	4,913
6	67	168	4	64	91	840	- 176
- 453	- 90	- 182	- 136	421	249	- 1,044	- 1,277
- 220	101	- 348	- 87	- 402	- 441	1,623	3,460

LIFE/HEALTH

	Premiums earned (net)		Net expense ratio		Net income		Investments	
	2001	2000	2001	2000	2001	2000	2001	2000
	€ mn	€ mn	%	%	€ mn	€ mn	€ mn	€ mn
1. Europe								
Germany	10,545	10,500	12.7	10.7	63	339	93,316	104,109
France	1,515	2,283	52.0	27.6	132	127	39,319	39,025
Italy	1,247	1,339	22.5	14.8	133	158	14,171	14,161
Switzerland	557	477	22.6	9.9	– 20	14	7,042	7,027
Spain	873	525	4.2	8.9	12	38	3,176	2,774
2. U.S.A.	1,068	1,092	49.2	48.2	– 46	112	10,415	7,680
3. Asia-Pacific Region	1,202	937	17.6	19.6	– 32	– 184	3,296	2,680

PROPERTY/CASUALTY*)

	Premiums earned (net)		Net loss ratio		Net expense ratio		Net income		Investments	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
	€ mn	€ mn	%	%	%	%	€ mn	€ mn	€ mn	€ mn
1. Europe										
Germany	10,149	9,714	76.2	73.5	26.8	24.2	3,230	3,014	41,623	44,412
France	4,083	3,803	83.0	85.8	29.3	28.3	– 94	180	9,237	10,564
Great Britain	1,765	1,604	73.2	82.7	31.0	33.4	68	21	2,865	2,731
Italy	4,181	3,956	76.7	77.8	22.5	21.6	318	144	8,417	8,241
Switzerland	1,599	1,514	79.1	74.2	26.9	30.0	81	121	4,098	4,337
Spain	1,027	915	78.7	81.1	21.2	23.8	18	38	1,387	1,332
2. America										
NAFTA Region	5,177	4,173	99.9	87.9	29,2	29.6	– 1,064	– 117	12,595	12,899
South America	610	653	63.7	70.9	39.7	34.8	12	– 24	479	364
3. Asia-Pacific Region	768	553	79.9	83.1	27.3	23.0	– 25	17	1,520	1,045

*) Excluding credit and travel insurance

Credit and Travel Insurance

	Premiums earned (net)		Net loss ratio		Net expense ratio		Net income		Investments	
	2001 € mn	2000 € mn	2001 %	2000 %	2001 %	2000 %	2001 € mn	2000 € mn	2001 € mn	2000 € mn
Credit insurance	901	932	68.0	46.6	44.0	35.9	70	131	2,118	2,336
Travel insurance and assistance	669	608	64.4	63.2	33.4	36.5	– 8	6	237	276

BANKING

	Total income		Less loan loss provisions		Total expenses		Earnings after taxes	
	2001 € mn	2000 € mn	2001 € mn	2000 € mn	2001 € mn	2000 € mn	2001 € mn	2000 € mn
Private Customers	1,443	165	177	4	– 1,400	– 136	– 111	25
Corporates & Markets	1,864	10	417	–	– 2,040	– 9	– 619	1

CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 Accounting regulations

The consolidated financial statements have been prepared in conformity with International Accounting Standards (IAS), on the basis of clause § 292a of the German Commercial Code (HGB) which has a debt-discharging effect. All the standards currently in force for the year under review have been adopted in the presentation of the consolidated financial statements.

IAS does not provide specific guidance concerning the reporting of insurance transactions in annual financial statements. In such cases as envisioned within the IAS Framework, the provisions embodied in the U.S.-Generally Accepted Accounting Principles (U.S. GAAP) have been applied. Preparation of the consolidated financial statements requires us to make estimates and assumptions that affect items reported under the headings in the consolidated balance sheet/income statement, and contingent liabilities. The actual values may differ from those reported. The most important of such items are the reserve for loss and loss adjustment expenses, the aggregate policy reserves, and the loan loss allowance. The judgement of the executive management also has an influence on the loss-free valuation of assets.

The financial statements were prepared in euros (€).

2 Changes to accounting, valuation and reporting policies

The following IAS accounting principles were applied for the first time in fiscal year 2001: IAS 39 and IAS 40. The effect of the first-time recognition under IAS 39 of the market values of derivatives that have until now not been shown in the balance sheet have been recorded in the beginning balance of shareholders' equity. This reduced revenue reserves by € 153 mn. First-time application of IAS 40 has only resulted in changes in presentation.

IAS 39 – Financial instruments: recognition and measurement – IAS 39 sets forth requirements for the recognition in financial statements and valuation of the financial assets and liabilities of an enterprise, including the reporting of hedging instruments, and relating to additional disclosure. Under this standard all financial assets and liabilities, including all derivatives, are initially recognized on the balance sheet at cost. Subsequent to initial recognition, all financial assets are remeasured to fair value, with the exception of certain assets and liabilities listed in the standard. This standard does not apply to rights and obligations arising under insurance contracts.

IAS 40 covers investment property independent of the main activity of the enterprise concerned. Investment property is real estate held to earn rentals or for capital appreciation. IAS 40 does not apply to real estate held for use in the production or supply of goods or services or for administrative purposes. The standard allows an enterprise to choose either a fair value model or a cost model for valuation purposes. The Allianz Group has chosen the acquisition cost method which is consistent with its previous accounting policy.

With the first-time consolidation of the Dresdner Bank Group, we have changed the structure of the consolidated balance sheet and the consolidated income statement. The purpose is to provide appropriate information for both the insurance and banking activities within the Group. Some headings in the consolidated balance sheet and consolidated income statement have been combined. To maintain transparency and clarity, the relevant information is presented in detail in the notes to the consolidated financial statements.

We have also expanded our segment reporting. In accordance with our internal organizational structure and group controlling, the segment formerly entitled Financial Services was replaced with two new segments: Banking and Asset Management. These business segments are reported in addition to the existing segments of Life/Health and Property/Casualty.

Amounts in the consolidated financial statements were reported for the first time in € mn without a decimal place.

All figures from fiscal year 2000 have been restated to reflect the foregoing changes, in order to permit comparison between years.

3 Consolidation

Scope of consolidation

In addition to Allianz AG, 163 (previous year 104) German and 1,021 (660) foreign enterprises have been consolidated in full. 73 (59) German and 85 (79) foreign investment funds were also consolidated.

13 (9) joint ventures have been accounted for at equity; each of these enterprises is managed by Allianz AG together with a third party not included in the consolidated financial statements.

146 (95) associated enterprises have been accounted for by the equity method.

Certain enterprises have not been included in the consolidation or accounted for at equity in cases where their value is not material to the presentation of the financial statements as a whole.

All affiliated companies, joint ventures, and associated companies that are included in or excluded from the consolidated financial statements are individually listed in the disclosure of equity investments filed with the Commercial Register in Munich. All private companies are also listed and identified separately in this disclosure of equity investments, for which consolidated financial statements and Group management report have an exempting effect in accordance with the application of clause § 264 b of the German Commercial Code (HGB). Selected affiliated and associated enterprises are shown on pages 80 to 83.

The following principal acquisitions were consolidated for the first time in the year under review:

- Dresdner Bank AG, Frankfurt/Main, and its subsidiaries. With its purchase of 56.7 % on July 23, 2001 the Allianz Group acquired the majority stake for a price of € 17,227 mn. A further 1.0 % of the stock was purchased in the period to December 31, 2001. Total acquisition costs for the majority holding of 78.5 % amounted to € 19,561 mn. In addition to goodwill of € 3,977 mn reported in the first-time consolidation of the Dresdner Bank Group from the acquisition of stock to date, further € 659 mn was recognized under other intangible assets for the value of the brand name.
- the U.S. asset manager Nicholas Applegate, San Diego. The 100.0 % holding was acquired on January 31, 2001 at a purchase price of € 1,111 mn. The transaction also includes performance-related purchase price payments of up to € 1,236 mn and incentive and retention schemes amounting to a maximum of € 170 mn.

On December 20, 2000 Allianz acquired 100.0 % of the stock in Zwolsche Algemeene Holding, Nieuwegein, and its subsidiaries. The operating results of these companies were included in the consolidated financial statements for the first time in fiscal year 2001 with gross premium income of € 205 mn and net income for the year of € – 12 mn.

The following table shows the effect of including Dresdner Bank AG and Nicholas Applegate in the Consolidated Financial Statements:

	Effects on the consolidated financial statements for 2001			
First-time consolidations	Date of first-time consolidation	Net income € mn	Goodwill[2] € mn	Amortization of goodwill € mn
Dresdner Bank AG, Frankfurt/Main	7/23/2001	- 300	3,977	- 108
Nicholas Applegate, San Diego	1/31/2001	- 29	1,042	- 47

[1] Consolidated in the business segments

[2] On the date of first-time consolidation

The following were the principal companies consolidated for the first time in 2000:

	Effects on the consolidated financial statements for 2000[1]				
Principal new acquisitions 2000	Date of first-time consolidation	Gross premiums € mn	Net income € mn	Goodwill[2] € mn	Amortization of goodwill € mn
PIMCO Advisors L.P., Delaware	5/5/2000	–	- 37	2,674	- 88
Allianz-Tiriac Asigurari, Bucharest	10/1/2000	18	1	10	–
Arab International Insurance Company, Cairo	1/1/2000	12	–	–	–
Münchener und Magdeburger Hagelversicherung AG, Munich	7/1/2000	19	- 1	1	–
Zwolsche Algemeene Holding, Nieuwegein	12/31/2000	–	–	153	–

[1] Consolidated in the business segments

[2] On the date of first-time consolidation

The table below shows pro-forma balance sheet and income statement information before and after consolidation of the Dresdner Bank Group.

Consolidated balance sheets

ASSETS	12/31/2001 Before consolidation of the Dresdner Bank Group € mn	12/31/2001 After consolidation of the Dresdner Bank Group € mn
A. Intangible assets	11,137	16,911
B. Investments in affiliated enterprises, joint ventures, and associated enterprises	12,968	10,247
C. Investments	270,320	345,302
D. Investments held on account and at risk of life insurance policyholders	24,692	24,692
E. Loans and advances to banks	7,785	61,274
F. Loans and advances to customers	35,011	239,693
G. Trading assets	2,399	128,422
H. Cash funds and cash equivalents	5,464	21,240
I. Amounts ceded to reinsurers from insurance reserves	30,999	30,999
J. Deferred tax assets	7,273	8,415
K. Other assets	41,281	55,730
Total assets	449,329	942,925

EQUITY AND LIABILITIES	12/31/2001 Before consolidation of the Dresdner Bank Group € mn	12/31/2001 After consolidation of the Dresdner Bank Group € mn
A. Shareholders' equity	32,146	31,664
B. Minority interests in shareholders' equity	14,336	17,349
C. Participation certificates and post-ranking liabilities	929	12,207
D. Insurance reserves	299,512	299,512
E. Insurance reserves for life insurance where the investment risk is carried by policyholders	24,726	24,726
F. Liabilities to banks	1,584	135,402
G. Liabilities to customers	5,977	177,323
H. Certificated liabilities	19,803	134,670
I. Trading liabilities	507	44,538
J. Other accrued liabilities	7,660	14,117
K. Other liabilities	33,631	41,900
L. Deferred tax liabilities	7,908	8,898
M. Deferred income	610	619
Total equity and liabilities	449,329	942,925

Consolidated Income Statements

	2001 Before consolidation of the Dresdner Bank Group € mn	2001 After consolidation of the Dresdner Bank Group € mn
1. Premiums earned (net)	52,745	52,745
2. Interest and similar income	16,895	24,224
3. Income (net) from investments in affiliated enterprises, joint ventures, and associated enterprises	508	1,588
4. Other income from investments	7,905	8,502
5. Trading income	1,351	1,592
6. Fee and commission income, and income from service activities	2,998	4,827
7. Other income	2,307	2,479
Total income (1. to 7.)	84,709	95,957
8. Insurance benefits (net)	- 50,154	- 50,154
9. Interest and similar expenses	- 2,683	- 7,947
10. Other expenses for investments	- 8,234	- 8,923
11. Loan loss provisions	- 26	- 596
12. Acquisition costs and administrative expenses	- 15,588	- 19,324
13. Amortization of goodwill	- 673	- 808
14. Other expenses	- 5,563	- 6,378
Total expenses (8. to 14.)	- 82,921	- 94,130
15. Earnings from ordinary activities before taxes	1,788	1,827
16. Taxes	739	840
17. Minority interests in earnings	- 543	- 1,044
18. Net income	1,984	1,623

Consolidation principles

The consolidated financial statements are based on the annual financial statements of Allianz AG and all principal subsidiaries. All the financial statements included are uniformly prepared as of December 31, 2001. We have used interim financial statements for those entities whose accounting periods end on a different date.

Equity consolidation is carried out on the basis of the benchmark method in conformity with IAS 22. The acquisition costs are offset against the Group's proportion of the shareholders' equity in the subsidiaries at the date of acquisition. Any net assets and liabilities attributable to the Allianz Group are carried at their fair value at the date of acquisition of the subsidiary enterprises; for the proportion attributable to minority interests, the pre-acquisition carrying amounts are used. When foreign subsidiaries are consolidated for the first time, their net assets are translated at the exchange rates in force on the date of their acquisition.

Positive differences arising on first-time consolidation are capitalized as goodwill and amortized over their useful life. In the case of acquisitions prior to January 1, 1995, such differences have been taken to revenue reserves in accordance with the transitional provisions in force.

The earnings generated by subsidiaries after their first-time consolidation or, where appropriate, their acquisition, are allocated to the revenue reserves of the Group, as are the effects of consolidation procedures on earnings and the Group's portion of the unappropriated retained earnings of subsidiaries.

The proportion of net income or losses attributable to minority interests has been calculated on the basis of the consolidated net income or losses of those enterprises for the year.

Intra-Group receivables and payables, income and expenses, and intercompany profits have been eliminated.

Foreign currency translation

Allianz AG's reporting currency is the euro (€). Foreign currency is translated in accordance with IAS 21 by the method of functional currency. The functional currency for Group companies is always the local currency of the relevant company. In accordance with the functional currency method, assets and liabilities are translated at the closing rate on the balance sheet date, and expenses and income are translated at the annual average rate, in all financial statements of subsidiaries not reporting in €. Any translation differences, including those arising in the process of equity consolidation, are recorded directly in shareholders' equity without affecting earnings.

Assets and liabilities of the Group which are subject to exchange rate fluctuations are normally safeguarded against such fluctuations by the fact that individual foreign subsidiaries have most of their liabilities in the local currency and principally invest in the same currency in capital markets.

The principal exchange rates are summarized in the following table.

Currency	€ closing rates		€ averages rates	
	2001	2000	2001	2000
Australian Dollar (AUD)	1.739	1.675	1.732	1.596
Japanese Yen (JPY)	115.330	106.759	108.749	99.736
Pound Sterling (GBP)	0.609	0.624	0.622	0.609
Swiss Franc (CHF)	1.483	1.523	1.510	1.561
South Korean Won in thousands (KRW)	1.162	1.173	1.155	1.053
U.S. Dollar (USD)	0.885	0.930	0.896	0.926

4 Accounting and valuation policies

For consolidation purposes, the financial statements of Allianz AG and its consolidated German and non-German subsidiaries have been drawn up uniformly in conformity with IAS accounting and valuation standards.

Effects of applying IAS 39

IAS 39.5 defines a financial instrument as "any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise".

The financial assets in their entirety are thus reported under assets on the balance sheet, regardless of whether they are in the form of shares, cash receivables or interest-bearing securities, or investment interests in separate trust assets. All cash liabilities are reported under equities and liabilities, irrespective of whether they are certificated or not certificated. Furthermore, all commitments for delivery or receipt of financial instruments and cash receivables or cash liabilities are classified as financial instruments.

IAS 39 also defines derivative financial instruments (derivatives) as financial instruments. A distinction is drawn between over-the-counter (OTC) products, which are individually traded contracts, and exchange-traded products, which are standardized.

IAS 39 also includes a new rule for reporting hybrid financial instruments. Hybrid financial instruments are a combination of cash instruments (bearer contracts) and derivative financial instruments (embedded derivatives). Subject to certain conditions, IAS 39 requires that embedded derivative components be separated out from the bearer contract, and also requires separate reporting and valuation.

IAS 39 regulates hedge accounting in conjunction with the reporting of derivatives. The commercial hedge provided by derivative financial instruments is recognized in the financial statements by balancing differing principles for recognition and/or measurement for the valuation of hedged items and hedging instruments in case the requirements are met for qualification as fair value hedges, cash flow hedges or hedges of a net investment in a foreign entity.

For purposes of **initial recognition** and **derecognition**, IAS 39 requires that a financial asset or a financial liability be recorded in the balance sheet from the date at which the company reporting the item in the balance sheet becomes a partner to the contractual provisions of the financial instrument, i.e. when the conclusion of a contract authorizes agreed payments or entails an agreed commitment to considerations. A financial asset is derecognized when the Group company reporting the item loses control (power of disposal) over the contractual rights that comprise the financial asset. Financial liabilities are derecognized when the liability is amortized, settled, expired, cancelled or lapsed.

Derivative financial instruments are initially measured at cost in the same way as the underlying financial instruments. Subsequent to initial recognition, derivatives are then revalued at fair value.

Exchange-traded derivative financial instruments are valued using the fair-value method and based on publicly quoted market prices. Valuation models established in financial markets (such as present value models or option pricing models) are used to value OTC-traded derivatives. In addition to interest rate curves and volatilities, these models also take market and counterparty risks into account.

Supplementary Information on Assets

Intangible assets

Intangible assets comprise goodwill and other intangible assets.

Goodwill represents the difference between the purchase price of subsidiaries and the proportionate share of their net assets valued at the current value of all assets and liabilities at the time of acquisition. Minority interests are generally valued at amortized historical cost. Goodwill is amortized over its useful life, which is normally 20 years in the case of life and health insurance enterprises, 10 years in the case of property and casualty insurance enterprises, 10 years in the case of banks and 20 years in the case of asset management companies.

The book values of goodwill are reviewed annually. Special depreciations are made for diminutions in value which are deemed to be other than temporary. Gains or losses realized on the disposal of subsidiaries include any related unamortized goodwill balances.

Other intangible assets include software purchased from others or developed in-house and real property rights, which are amortized on a straight-line basis over their useful service life or contractual term. They also include the capitalized value of life/health insurance portfolios where enterprises have been acquired. The capitalized value is the present value of cash flows anticipated in the future from insurance policies written at the point in time of first-time consolidation. The capitalized value of life/health insurance policies is amortized over the lives of the policies concerned (realization of surpluses or premium income). The valuation is based on actuarial principles taking into account future premium income, mortality, disease and surrender probabilities, in addition to underwriting costs and returns on assets that were invested in order to be able to meet the obligations arising under the insurance contracts. The discount rate corresponds to the opportunity costs for the risk capital used. Other intangible assets also include capitalized loyalty bonuses for senior management of the PIMCO Group, Delaware that are amortized on a straight-line basis over five years, as well as the value of the brand names of Dresdner Bank Group that are amortized on a straight-line basis over 20 years. The fair value for the names "Dresdner Bank" and "dit" (Deutscher Investment-Trust), registered as trade names, was determined using a royalty savings approach.

Investments in affiliated enterprises, joint ventures, and associated enterprises

Investments in affiliated enterprises, joint ventures, and associated enterprises are generally valued by the equity method in accordance with the Group's valuation principles, at the Group's proportionate share of their net assets using a date as close as possible to the Group's year-end, but not more than six months prior to the Group's year-end. In the case of investments in enterprises that prepare their own consolidated financial statements, the valuation is based on the sub-group's consolidated net assets. Accordingly, our share of net income or loss of such investments is included in consolidated net income. The effects of profits and losses from intercompany transactions have been eliminated.

Investments in unconsolidated affiliated enterprises, joint ventures, and associated enterprises that are not valued by the equity method because they are not material, are accounted for at cost. Associated enterprises are all those enterprises in which the Group has an interest of between 20 and 50%, for all of which a significant influence is presumed.

Investments

Investments include securities held to maturity, securities available for sale, real estate used by third parties, and funds held by others under reinsurance contracts assumed. Derivatives used for hedge transactions are included with the classification of the item hedged.

Securities held to maturity are accounted for at amortized cost. Realized gains and losses are principally determined by applying the average cost method.

Securities available for sale are accounted for at fair value. Positive and negative differences between market value and amortized cost are included in a separate component of shareholders' equity net of deferred tax, and latent reserves as appropriate, for premium refunds. Realized gains and losses are principally determined by applying the average cost method.

Real estate used by third parties (i.e. real property and equivalent rights and buildings including buildings on leased land) is carried at cost less accumulated scheduled and unscheduled depreciation. The fair value of real estate used by third parties is determined by the discounted cash flow method.

Funds held by others under reinsurance contracts assumed are accounted for at face value.

Investments held on account and at risk of life insurance policyholders

These relate mainly to investments funding unit-linked life insurance policies and variable annuities. They are valued at market value on the balance sheet date. Unrealized gains and losses arising from market valuations lead to a corresponding increase or decrease in the related insurance reserves.

Loans and advances to banks and customers

These balance sheet items include original loans and advances and a limited volume of purchased accounts receivable. The former are accounted for at amortized cost. The latter are either recognized at fair value (available for sale) or at amortized cost (held to maturity) according to their classification.

The amortized cost is calculated from the outstanding loan amount, less charges and costs recognized on an accrual basis for original loans, less premiums and discounts not requiring repayment for acquired loans, and less other prepaid expenses. Interest, premiums, discounts and accrued net charges are recognized as interest income using the effective yield method over the term of the associated loans.

Accrued interest is generally no longer recognized, if principal or interest payments are highly unlikely. If a loan is identified as impaired, all previously accrued but not recognized interest is written back against earnings, if the collateral provided for the loan is not sufficient to cover the accrued interest. Income arising from such loans is only reported if the cash funds are received or future installment payments are likely. Accrued interest is only reported for loans of this nature if their interest and installments are currently up to date and if, in the opinion of the management, principal and interest payments for these loans are likely to be received in full.

The amount of **loan loss allowances** reflects management's estimate of the probable valuation allowances that are required in the loan portfolio as of the consolidated balance sheet date. Loans are regularly analyzed so that reasonable loan loss allowances can be made. The valuation amounts are largely based on loan classifications that are defined by credit assessment and determined by estimated default factors on the basis of historical loss data. Where it is determined that a loan cannot be repaid, the uncollectable amount is written off against any existing specific loan loss allowance, or directly recognized as expense in the income statement. Recoveries on loans previously written off are recognized in the income statement under "Loan loss provisions".

Identified counterparty risk is covered by specific credit risk allowances for individual loans or by general allowances for loan losses for a group of similar loans, and by provisions. The size of each allowance is determined by the probability of the borrower's making required payments of interest and principal, with the value of underlying collateral being taken into consideration.

Country risk allowances are established for transfer risks. Transfer risk is a reflection of the ability of a certain country to service its external debt. These country risk allowances are based on an internal Group country rating system which incorporates economic data as well as other facts and evaluations to categorize countries.

Trading assets

These consist of debt and equity securities, derivatives with positive market values, promissory note loans and precious metal holdings. They are classified as "Held for trading" on account of their purpose and are reported at fair value. Changes in fair value are recognized directly in the income statement. Exchange-traded financial instruments are valued at the exchange prices prevailing on the last exchange trading day of the year. To determine the market values of unlisted financial instruments, quotations of similar instruments or acknowledged valuation models (in particular present value models or option pricing models) are used. Creditworthiness, settlement costs and market liquidity are also taken into account as integral components of the valuation process.

Cash funds and cash equivalents

This item includes balances with banks payable on demand, balances with central banks, checks and cash on hand, treasury bills (to the extent that they are not included in trading assets), and bills of exchange which are eligible for refinancing at central banks, subject to a maximum term of six months from the date of acquisition. Cash funds are stated at their face value, with holdings of foreign notes and coins valued at year-end closing prices.

Other assets

Other assets include real estate owned by Allianz and used for its own activities, property, plant and equipment, inventories, accounts receivable on direct insurance business, accounts receivable on reinsurance business, and other receivables. This item also includes deferred acquisition costs and prepaid expenses.

Real estate owned by Allianz and used for its own activities and property, plant and equipment, and inventories are carried at cost less accumulated depreciation.

Receivables are recorded at face value less any payments made or appropriate valuation allowances.

Deferred acquisition costs, which are incurred in connection with the acquisition or renewal of insurance policies, are capitalized and amortized against income over the term of the policies.

Supplementary information on assets

Impairment of assets

All assets are reviewed regularly to ensure that they have maintained their value. Valuation write-downs are charged to the income statement if any permanent diminution in value is established. Write-downs are based on the relevant fair values.

A diminution in value is assumed to have occured on a loan if it is probable that not all amounts due under the provisions of the loan agreement will be received. If this is the case, collateral is taken into account as appropriate. In the case of collateralized loans the fair value of the collateral is applied to determine the amount of the diminution in value.

The Group uses the following methods and assumptions to determine fair values:

Loans: The fair value of loans is calculated using the discounted cash flow method. This method uses the effective yield of the relevant debt instrument. Where there is doubt about the repayment of loans, the anticipated cash flows are discounted at a reasonable rate that takes into account date of receipt and includes a charge for an element of uncertainty in cash flows.

Fixed-term securities, equities, and other investments: The fair value of fixed-term securities is based on market prices, provided these are available. If fixed-term securities are not actively traded, their fair value is determined on the basis of valuations by independent data suppliers. The fair value of equities is based on their stock-market prices. The carrying amount and the fair value for fixed-term securities and equities do not include the fair value of derivative contracts used to hedge fixed-term securities and equities.

Cash with banks, checks and cash on hand: The carrying amount corresponds to the fair value.

Repurchase and reverse repurchase agreements

A repurchase ("repo") transaction involves the sale of securities by the Group to a counterparty, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. If control of the securities remains in the Group over the entire lifetime of the transactions, the securities concerned are retained in the Group's balance sheet and are valued in accordance with the accounting principles for trading assets or investments. The proceeds of the sale are reported under "Liabilities to banks" or "Liabilities to customers", as appropriate.

A reverse repo transaction involves the purchase of securities with the simultaneous obligation to sell these securities at a future date. If control over the securities remains with the pledgor, these transactions are reported in "Loans and advances to banks", or "Loans and advances to customers".

Interest income from reverse repos and interest expenses from repos are accrued evenly over the lifetime of the transactions and reported under interest income/interest expenses and similar income/expenses.

Securities borrowing and lending

The Group enters into securities borrowing and lending transactions on behalf of its customers and to fulfill its own obligations to deliver or take delivery of securities and to maximize returns on the investment-portfolios of the insurance companies. Such transactions involve the transfer of securities from one market participant (lender) to a counterparty (borrower), for a certain period of time. If the lender retains control, the lender continues to report the securities involved on its balance sheet, whereas borrowed securities are not reported. Income and expenses from securities borrowing and lending transactions are recognized on an accrual basis and reported under "Interest and similar income" or "Interest and similar expenses".

Accounting for leases

Property and equipment holdings are used by the Group under operating leases, whereby the risks and benefits relating to ownership of the assets remain with the lessor, and are not recorded on our balance sheet. Payments made under operating leases to the lessor are charged to administrative expenses using the straight-line method over the period of the lease. When an operating lease is terminated before the lease period has expired, any penalty is recognized in full as an expense at the time when such termination takes place.

Supplementary information on liabilities

Shareholders' equity

Treasury stock held by the Group is stated as shares held by the company. These shares are treated like unissued shares and are deducted from shareholders' equity at average cost. Gains and losses arising from trading in treasury stock held by the company are added to revenue reserves after income tax has been deducted.

Insurance reserves

These include unearned premiums, the aggregate policy reserves, reserve for loss and loss adjustment expenses, and other insurance reserves. Premiums written attributable to income of future years are accrued in **unearned premiums.** These premiums are distributed to the current fiscal year and subsequent years over the period of the contract for every day that the premium still has to cover. However, if there is no temporal proportionality between risk and premium, account must be taken of the varying development of risk over time.

Unearned premiums for reinsurance business assumed are based on the calculations of the cedant.

Aggregate policy reserves, including the reserve for advancing age in health insurance, is calculated on actuarial principles from the present value of future benefits less the present value of premiums still to be received.

The calculation of aggregate policy reserves depends on the extent to which policyholders benefit from any surpluses earned on insurance policies. A distinction is drawn between the following situations:

- policyholders participate in surpluses in the same proportion as their policies have contributed to these surpluses. Policyholders do not participate in losses. This is referred to as the contribution principle.
- policyholders participate in a surplus on the basis of a mechanical or non-contributory system.
- policyholders are guaranteed fixed benefits and do not participate in any profits. All other benefits and risks are carried by the insurer.
- policyholders carry not only the investment risk and corresponding opportunities for benefit, but also any losses (variable annuities). The aggregate reserve for these policies is shown under a separate liability heading "Insurance reserves for life insurance where the investment risk is carried by policyholders".
- policyholders are entitled, within certain limits, to vary the level of premium payments, and the life insurance enterprise does not give any contractual guarantees about minimum rate of return or the level of management fees (universal life policies).

The calculation of aggregate policy reserves is done in compliance with various U.S. Financial Accounting Standards (FAS); in the first case above by FAS 120, in the second and third cases by FAS 60, and in the fourth and fifth cases by FAS 97. The assumptions on which the calculation is based vary, particularly with regard to mortality, morbidity, interest rates and the treatment of acquisition costs.

The assumptions used in the first case are conservative and contractually agreed, so there is a strong probability that surpluses will arise, most of which have to be distributed to policyholders. Acquisition costs are deferred over the term of the policies in the same proportion as the surpluses in individual years contribute to the surplus on the portfolio concerned.

In the second and third cases, assumptions including provisions for adverse deviations are used which are based on values at the time when the policy is taken out. In health insurance the insurer has the option of adjusting premiums when the assumptions change. Here, too, acquisition costs are spread over the term of the policies, but in the same proportion as premiums written for the year concerned compared to the total premium income.

The interest rates used in 2001 for the assumptions were as follows:

	Policies using the contribution principle (FAS 120) %	Other policies (FAS 60) %
Aggregate policy reserves	3	7
Deferred acquisition costs	7	7

In the fourth and fifth cases the aggregate reserve is not calculated actuarially; in the fourth case it moves in line with the value of the related investments, and in the fifth case in line with the premiums paid by policyholders, plus interest credited. Acquisition costs are deferred over the term of the policies in the same proportion as the surpluses in individual years contribute to the surplus on the portfolio concerned.

The **reserve for loss and loss adjustment expenses** is for future payment obligations under insurance claims, where normally either the amount of benefits to be paid or the date when payments must be made is not yet fixed. The reserve for loss and loss adjustment expenses is calculated at the estimated amount considered necessary to settle future claims in full. It is calculated using recognized actuarial methods. Unusual cases are calculated on an individual basis. Past experience is taken into account as well as current and future anticipated social and economic factors. With the exception of annuity reserves, claims reserves are not discounted. The necessary estimates may mean that the payment obligations calculated may differ from the ultimate cost.

The reserve for loss and loss adjustment expenses includes:

- claims reported at the balance sheet date
- claims incurred but not yet reported at the balance sheet date
- claims settlement expenses.

There is, as yet, no adequate statistical data available for some risk exposures in liability insurance, such as environmental and asbestos claims and large-scale individual claims, because some aspects of these types of claims are still evolving. Appropriate provision has been made for such cases following an analysis of the portfolio in which such risks occur.

Other insurance reserves include the reserve for premium refunds. This item includes experience-rated and other premium refunds in favor of policyholders.

The reserve for premium refunds includes the amounts allocated under the relevant local statutory or contractual regulations to the accounts of the policyholders and the amounts resulting from the differences between this income statement under IAS rules and local income statements. These differences are restated and recognized on a future accrual basis and reported in profit participation accounts.

Unrealized gains and losses in connection with the valuation of investments are recognized in the latent reserve for premium refunds to the extent that the policyholder will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized.

The profit participation allocated to policyholders or paid out to them reduces the reserve. Any dividends allocated or paid out over and above the reserve are recorded in operating expenses.

The methods and corresponding percentages for participation in profits by the policyholders are set out below for the most significant countries:

Country	Method	Percentage
Germany		
Life	Minimum	90 %
Health	Minimum	80 %
France		
Life	Minimum	85 %
Italy		
Life	Minimum	85 %

The **premium deficiency reserve** is calculated individually for each insurance portfolio on the basis of estimates of future claims, costs, premiums earned and proportionate investment income. The reserve includes in particular the unearned premium sums to cover risks arising from natural catastrophes such as earthquakes and storms.

Liabilities to banks and customers, and certificated liabilities

Interest-bearing liabilities are accounted for at their nominal value, i.e. at the amount to be repaid. Where liabilities are entered into subject to a discount, such discounts are reported as prepaid expenses and amortized over the life of the respective liabilities, using the effective yield method. Non-interest-bearing liabilities such as zero-coupon bonds are valued at their present value on initial recognition and written up in accordance with the effective yield method at the contracted interest rate. Costs relating to the issuance of debt securities, such as fees relating to placement, underwriting commitments, subscription, management or syndication are recognized in the year that they are incurred, and are reported in "Other expenses".

Trading liabilities

This item primarily includes derivates with negative market values and obligations to deliver assets arising from short sales of securities, which are carried out in order to benefit from short-term price fluctuations. The securities required to close out short sales are obtained through securities borrowing or repurchase agreements. These liabilities are valued the same as trading assets.

Other accrued liabilities

Pension and similar reserves are calculated taking local circumstances into account as well as current mortality, morbidity and employee turnover projections. Expected future trends in salaries and wages, retirement rates and pension increases are also taken into account. The notional interest rate used is based on the rate for long-term highly-rated corporate or government bonds.

Accrued taxes are calculated in accordance with the relevant local tax regulations.

Miscellaneous accrued liabilities are recorded as projected. Miscellaneous accrued liabilities primarily include reserves for restructuring, for anticipated losses arising from non-insurance business, for litigation, and for employees (e.g. early retirement, phased retirement, employee awards for long service, and vacation) and agents (e.g. unpaid commissions).

Other liabilities

These include funds held under reinsurance business ceded, accounts payable on direct insurance business, accounts payable on reinsurance business, and miscellaneous liabilities. These are reported at the redemption value.

Deferred tax liabilities

The calculation of deferred tax is based on temporary differences between the carrying amounts of assets or liabilities in the published balance sheet and their tax basis, and on differences arising from the application of uniform valuation policies for consolidation purposes. The tax rates used for the calculation of deferred taxes are the local rates applicable in the countries concerned; changes to tax rates already adopted as of the balance sheet date are taken into account.

Information on profit

Premiums and unearned premiums

In the case of premiums for life insurance products where the policyholder carries the investment risk (e.g. variable annuities), only those parts of the premiums used to cover the risks insured and costs involved are treated as premium income.

Life-insurance premiums from traditional life insurance policies are reported as earned when due. Reserves are established for benefits and expenses to calculate the profits over the estimated lifetime of the insurance policies.

The premium components for insurance-related costs, surrenders and policy administration are deducted from the account balance of the policyholder. These deductions relate to premium income from investment-oriented insurance policies (universal life type) and pension plans with variable payout amounts, and as such are recorded as premiums earned in the income statement. Benefits recognized under expenses include the claims for benefits arising during the period under review that exceed the balance of the relevant insurance policy accounts, and interest that is credited to the appropriate insurance policy account.

Premiums from short-term personal accident and health insurance policies are recorded proportionately over the term of the insurance policy. Premiums from long-term personal accident and health insurance policies are reported as earned when due. Reserves are formed for benefits and expenses from this income, in order to record the profits over the estimated term of the insurance policies.

Premiums for property and casualty insurance are reported proportionately as income over the term of the insurance contract for every day that the premium has to cover. Unearned premiums are calculated separately for each policy, in order to determine the portion of premium income that has not yet been earned.

Interest and similar income / expenses

Interest income and interest expenses are recognized on an accrual basis. Interest income from lending business is recognized using the effective yield method. This item also includes dividends from available for sale equity securities and interest recognized on finance leases. Dividends are recognized in income when received. Interest on finance leases is recognized in interest income over the term of the respective lease so that a constant period yield based on the net investment is attained.

Trading income

Trading income comprises all realized and unrealized gains and losses from trading assets and trading liabilities. In addition, commissions and all interest and all dividend income attributable to trading operations and related refinancing costs are included in trading income.

Net interest margin / Net fee and commission income

These indicators are calculated for banking business in the Group.

Interest income and interest expenses are recognized on an accrual basis. Reporting of current income includes interest, dividends from equity securities, the share of net income from enterprises accounted for using the equity method, dividend income from investments in affiliated enterprises and participations, and interest recognized on finance leases. The share of net income from investments in associated enterprises and joint ventures is recognized on an accrual basis, and dividends are recognized in income when received. Interest on finance leases is recognized in interest income over the term of the respective lease so that a constant period yield based on the net investment is attained.

In addition to traditional commission income received on securities, fee and commission income in the securities business also includes commissions received in relation to private placements, syndicated loans and financial advisory services. Other fees are related to commissions received for trust and custody services, for the brokerage of insurance policies, credit cards, home loan and savings contracts and real estate. Fee and commission income is recognized in banking business when the corresponding service is provided.

Trustee business
Assets and liabilities held by the Group in its own name, but for the account of third parties, are not reported in the balance sheet. Commissions received from such business are shown as "Fee and commission income" in the income statement.

Supplementary information

Equity remuneration plans
Equity-based remuneration plans are reported in conformity with U.S. GAAP Standard APB (Accounting Principles Board) Opinion No. 25 and related regulations on the basis of the intrinsic value of the option rights.

In conformity with the method based on the intrinsic value of the option rights, remuneration expenses correspond to the difference between the current share price on the balance sheet date and the exercise price of the option on the assignment date. They are reported proportionately over the retirement term for the allocation. Remuneration expenses for Stock Appreciation Rights (SAR) correspond to the amount by which the share price exceeds the reference price, provided that it can be assumed that the stock appreciation requirements and the associated rights of employees are being exercised. An increase or fall in the stock-market price of the share leads to a corresponding change in the remuneration expenses.

Segment reporting
Information on segments is reported separately in the Annual Report. Segment reporting has been prepared on the basis of the accounting regulations used to prepare the consolidated financial statements as a whole. The business segments of the Group are organized as a matrix based on products, divisions, and geographical regions. The business segments are structured as Life/Health, Property/Casualty, Banking and Asset Management.

Explanation of the accounting and valuation policies differing from German law

The most important differences are summarized below.

Assets
The definition of an asset is much broader under IAS rules than under the German Commercial Code (HGB). By its reference to the creation of future commercial benefit for the company without the prerequisite of an acquisition against payment, items such as brand names and software developed in-house also must be reported in the accounts under IAS as assets.

Special funds
Under IAS-SIC 12 all investment funds in which the Group has shareholdings in excess of 50.0 % are included within the scope of consolidation. Under the German Commercial Code (HGB) the units of special funds held are recognized in the balance sheet.

Shareholders' equity
Shareholders' equity increases overall because:

- trading assets and large proportions of the investments are shown in the balance sheet at market value, and
- only the recognition of lower insurance reserves in property and casualty business is permitted.

Calculation of profit

There are substantial differences between accounting treatment under IAS rules and the German Commercial Law in the case of investments, trading activities and reserves. The following summary explains the most important aspects of IAS which differ from HGB.

Claims equalization reserves Claims equalization reserves and major risk reserves are not allowed under IAS because they do not represent a present obligation toward third parties. The net result for the year is not affected by transfers to or from such reserves.

Claims reserves Claims reserves tend to be somewhat lower under IAS because they are not calculated in accordance with the prudence concept but at the best estimate of the ultimate cost.

Acquisition costs Under IAS acquisition costs are capitalized and amortized over the term of the policy.

Depreciation and write-downs Depreciation charges and valuation write-downs are reduced overall under IAS. In particular they are not allowed where movements in stock market prices or exchange rates result in only a temporary diminution in value.

Valuation at equity All participations of between 20 and 50 % are valued by the equity method, i.e. at the corresponding proportion of the shareholders' equity. It is therefore irrelevant whether a significant influence is actually exercised or not. This means that the valuation includes a proportion of the net profit of the enterprises concerned.

Capital gains and losses Gains on disposal may be lower, and losses on disposal may be higher under IAS because the proceeds of disposal are set against historical cost. Under German Commercial Law, by contrast, the disposal proceeds are set against the carrying amount, which might be lower.

Fund for general banking risks According to German Commercial Law, provisions may be made for general banking risks pursuant to clause § 340f of the German Commercial Code (HGB), setting aside a special item pursuant to clause § 340g of the German Commercial Code. This is, however, not permitted for consolidated financial statements under IAS rules.

Treasury shares Under IAS rules, treasury shares held within the Group are deducted from shareholders' equity. Gains or losses from trading in own shares are added to, or subtracted from, equity with no impact on the income statement. According to the German Commercial Code, own shares must be reported as assets, with reserves for treasury shares set aside at the same time. Also, in financial statements prepared according to the German Commercial Code, gains or losses from trading in own shares would be transferred to the income statement and reported under trading income.

Goodwill Goodwill is amortized against income over its useful life under IAS as follows:

- over 20 years for life and health insurance companies
- over 10 years for property and casualty insurance companies
- over 10 years for banking companies
- over 20 years for asset management companies

In accordance with the German Commercial Code, goodwill was charged against revenue reserves without affecting earnings.

SUPPLEMENTARY INFORMATION ON GROUP ASSETS

5 Intangible assets

Intangible assets comprise the following:

	12/31/2001 € mn	12/31/2000 € mn
Goodwill	12,649	7,393
Other intangible assets	4,262	3,001
Total	16,911	10,394

Changes in goodwill for the fiscal year were as follows:

	€ mn
Gross amount capitalized 12/31/2000	8,899
Accumulated amortization 12/31/2000	- 1,506
Value stated as of 12/31/2000	7,393
Translation differences	134
Value stated as of 1/1/2001	7,527
Reclassification	350
Additions	5,580
Amortization	- 808
Value stated as of 12/31/2001	12,649
Accumulated amortization as of 12/31/2001	- 2,314
Gross amount capitalized as of 12/31/2001	14,963

Reclassification relates to the interest of the Allianz Group in the goodwill shown in the balance sheet of the Dresdner Bank Group prior to acquisition of the majority shareholding on July 23, 2001.

Major additions include the following:

- first-time consolidation of the following subsidiaries:

Dresdner Bank AG, Frankfurt/Main	€ 3,977 mn
Nicholas Applegate, San Diego	€ 1,042 mn
Malaysia British Assurance, Malaysia	€ 45 mn

- € 19 mn by increasing the interests in Berner Allgemeine Versicherungs-Gesellschaft, Bern by 39.8 % to 99.9 %.

Amortization of goodwill is shown in the income statement under item 13 as a separate heading.

Other intangible asset values changed during the year under review as follows:

Software

	€ mn
Gross amount capitalized 12/31/2000	1,356
Accumulated amortization 12/31/2000	– 762
Value stated as of 12/31/2000	594
Translation differences	6
Value stated as of 1/1/2001	600
Additions	491
Changes in the group of consolidated companies	612
Disposals	– 26
Amortization	– 241
Value stated as of 12/31/2001	1,436
Accumulated amortization 12/31/2001	– 1,003
Gross amount capitalized 12/31/2001	2,439

The balance sheet value amounting to € 1,436 (594) mn includes € 619 (394) mn for software developed in-house and € 817 (200) mn for software purchased from others. Software is amortized over a maximum of five years, according to its useful life. Amortization is apportioned between the relevant cost headings in the income statement.

Capitalized value of life/health insurance portfolios

	€ mn
Gross amount capitalized 12/31/2000	1,975
Accumulated amortization 12/31/2000	- 457
Value stated as of 12/31/2000	1,518
Translation differences	13
Value stated as of 1/1/2001	1,531
Additions	11
Amortization	– 168
Value stated as of 12/31/2001	1,374
Accumulated amortization 12/31/2001	– 625
Gross amount capitalized 12/31/2001	1,999

The capitalized value of life/health insurance portfolios was determined using discount rates ranging from 12.0 to 15.0 %. Interest rates between 3.5 and 8.5 % were applied for interest not yet due.

The addition under capitalized value of life insurance portfolios relates to first-time consolidation of the subsidiary Malaysia British Assurance Life, Kuala Lumpur.

The capitalized value of life/health insurance portfolios is amortized over the lives of the policies concerned (realization of surpluses). Scheduled amortization of the capitalized value is included under acquisition costs and administrative expenses.

Other intangible assets also include capitalized loyalty bonuses for senior management of the PIMCO Group, Delaware amounting to € 574 (713) mn that are amortized on a straight-line basis over five years. € 659 mn were recognized under assets for the value of the brand name "Dresdner Bank" and "dit" (Deutscher Investment-Trust) and these are amortized on a straight-line basis over 20 years.

Scheduled amortization for the brand names amounted to € 15 mn during the year under review.

6 Investments in affiliated enterprises, joint ventures, and associated enterprises

Investments	12/31/2001 € mn	12/31/2000 € mn
In affiliated enterprises	870	581
In joint ventures	105	97
In associated enterprises	9,272	11,085
Total stated value	10,247	11,763
Total market value	24,134	29,477

The market value is principally based on stock exchange quotations.

The value of interests in banks amounts to € 2,079 (76) mn.

7 Investments

Investments comprise the following:

	12/31/2001 € mn	12/31/2000 € mn
Securities held to maturity	7,688	8,087
Securities available for sale	322,192	258,001
Real estate used by third parties	12,004	11,506
Funds held by others under reinsurance contracts assumed	3,418	3,240
Total	345,302	280,834

Securities held to maturity	Amortized cost	
	12/31/2001 € mn	12/31/2000 € mn
Government bonds	2,824	2,696
Corporate bonds	2,319	2,357
Other	2,545	3,034
Total	7,688	8,087

The fair value of individual securities can fall temporarily below their carrying value, but, provided there is no risk resulting from changes in financial standing, such securities are not written down in value.

Amortization includes unscheduled write-downs of €35 (2) mn.

	Amortized cost		Market values	
	12/31/2001 € mn	12/31/2000 € mn	12/31/2001 € mn	12/31/2000 € mn
Contractual term to maturity				
Due in 1 year or less	692	1,678	675	1,661
Due after 1 year and in less than 5 years	3,797	2,429	3,901	2,479
Due after 5 years and in less than 10 years	2,125	2,898	2,174	2,944
Due after 10 years	1,074	1,082	1,057	1,096
Total	7,688	8,087	7,807	8,180

Securities available for sale

	Amortized cost		Unrealized gains/losses		Market values	
	12/31/2001 € mn	12/31/2000 € mn	12/31/2001 € mn	12/31/2000 € mn	12/31/2001 € mn	12/31/2000 € mn
Equity securities	69,896	62,385	11,567	29,340	81,463	91,725
Government bonds	110,142	101,126	2,152	523	112,294	101,649
Corporate bonds	84,481	49,200	1,876	771	86,357	49,971
Other	41,126	14,266	952	390	42,078	14,656
Total	305,645	226,977	16,547	31,024	322,192	258,001

	Proceeds of sale		Realized gains		Realized losses	
	2001 € mn	2000 € mn	2001 € mn	2000 € mn	2001 € mn	2000 € mn
Equity securities	37,844	33,656	6,632	9,546	6,153	2,654
Government bonds	43,724	27,175	768	701	295	651
Corporate bonds	21,690	12,193	238	162	363	529
Other	– 7,404	6,664	100	174	77	155
Total	95,854	79,688	7,738	10,583	6,888	3,989

Realized gains and losses have been calculated on the basis of average values.

Investment strategy within the Allianz Group is primarily geared to the long term. Forward sale agreements and securities lending are used to hedge unrealized gains.

	Amortized cost		Market values	
	12/31/2001 € mn	12/31/2000 € mn	12/31/2001 € mn	12/31/2000 € mn
Contractual term to maturity				
Due in 1 year or less	28,814	8,763	25,689	9,235
Due after 1 year and in less than 5 years	98,301	63,241	105,619	65,778
Due after 5 years and in less than 10 years	85,572	75,525	88,209	73,685
Due after 10 years	23,062	17,063	21,212	17,578
Total*)	235,749	164,592	240,729	166,276

*) Excluding equity securities

The actual maturities may deviate from the contractually defined maturities, because certain security holders/ borrowers have the right to serve notice on or repay certain obligations ahead of schedule, with or without redemption or early repayment penalties.

Real estate used by third parties

The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated over a maximum of 50 years in accordance with the useful life of the real estate. The gross capitalized values totaled € 13,942 mn at the beginning of the year and € 14,545 mn at the end of the year. Accumulated depreciation amounted to € 2,436 mn at the beginning of the year and € 2,541 mn at the end of the year. Assets pledged as security and other restrictions on title amount to € 68 mn.

Amortization includes unscheduled write-downs of € 86 (90) mn.

Expenditures to restore the future economic benefits from the assets are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense. Commitments outstanding at the balance sheet date to purchase real estate amounted to € 61 mn.

Changes in the total carrying value of real estate used by third parties during the year	€ mn
Value stated as of 12/31/2000	11,506
Translation differences	1
Value stated as of 1/1/2000	11,507
Additions	1,525
Changes in the group of consolidated companies	428
Disposals	- 1,078
Depreciation	- 378
Value stated as of 12/31/2001	12,004

The market value of real estate used by third parties was € 16,731 mn on the balance sheet date.

8 Investments held on account and at risk of life insurance policyholders

This item comprises mainly investments funding unit-linked life insurance policies and investments to cover obligations under policies where the benefits are index-linked.

Group enterprises keep these investments separate from other investments and invest them separately.

Policyholders are entitled to all the gains recorded and therefore to the total amount of all the investments shown under this heading, but they also have to carry any losses.

For this reason the liability heading "Insurance reserves for life insurance where the investment risk is carried by policyholders" moves in parallel with this account.

9 Loans and advances to banks

	12/31/2001 € mn	12/31/2000 € mn
Loans	5,812	260
Other advances	55,716	6,811
Loans and advances to banks	61,528	7,071
Less loan loss allowance	254	1
Loans and advances to banks after loan loss allowance	61,274	7,070

Receivables due within one year total € 51,052 (5,867) mn, those due after more than one year total € 10,476 (1,204) mn.

10 Loans and advances to customers

	12/31/2001 € mn	12/31/2000 € mn
Corporate customers	149,244	-
Public authorities	33,908	-
Private customers	64,351	28,412
Loans and advances to customers	247,503	28,412
Less loan loss allowance	7,810	326
Loans and advances to customers after loan loss allowance	239,693	28,086

Loans and advances to customers by type of loan are as follows:

	12/31/2001 € mn	12/31/2000 € mn
Loans	199,190	14,806
Reverse repos	42,393	–
Other advances	5,920	13,606
Total	247,503	28,412

Loans and advances due within one year total € 109,693 (20,627) mn, those due after more than one year total € 137,810 (7,785) mn.

Loans and advances to customers include amounts receivable under finance leases at their net investment value totaling € 21,142 (2,427) mn. The corresponding gross investment value of these leases amounts to € 31,099 (3,570) mn, the associated unrealized finance income is € 35 (4) mn and unguaranteed residual values are € 9 (1) mn. Lease payments received have been recognized as income in the amount of € 1,498 (172) mn. The allowance for uncollectable lease payments receivable amounted to € 78 (9) mn at the balance sheet date. The total amounts receivable under leasing arrangements include € 3,493 (401) mn due within one year, € 10,271 (1,179) mn due within one to five years, and € 17,335 (1,990) mn due after more than five years.

Lending volume

In contrast to the reporting of loans and advances, lending volume does not include reverse repos or other advances. However, this item does comprise loans extended on bills of exchange which, in turn, are not reported under loans and advances to customers or loans and advances to banks.

	12/31/2001 € mn	12/31/2000 € mn
Loans to banks	5,812	260
Loans to customers[*]	199,572	14,806
Total lending volume	205,384	15,066
Less loan loss allowance	8,064	327
Lending volume after loan loss allowance	197,320	14,739

[*] Including bills of exchange amounting to € 382 mn.

Allowance for loan losses

The overall volume of risk provisions includes allowances for loan losses deducted from loans and advances to banks and customers in the amount of € 8,064 mn. Also included are provisions for contingent liabilities in the amount of € 497 mn.

	Counterparty risks		Country risks		Potential risks (General loan loss allowance)		Total	
	2001 € mn	2000 € mn	2001 € mn	2000 € mn	2001 € mn	2000 € mn	2001 € mn	2000 € mn
As of January 1	304	290	–	–	23	22	327	312
Additions								
Additions to allowances charged to the income statement	1,461	97	–	–	110	7	1,571	104
Changes in the group of consolidated companies	6,596	–	544	–	855	–	7,995	–
Total	8,057	97	544	–	965	7	9,566	104
Reductions								
Charge-offs	– 445	– 16	–	–	2	–	– 443	– 16
Amounts released	– 611	– 46	– 281	– 21	– 77	– 6	– 969	– 73
Total	– 1,056	– 62	– 281	– 21	– 75	– 6	– 1,412	– 89
Other additions/reductions	38	– 1	– 29	1	18	– 1	27	– 1
Changes due to currency translation	44	1	5	–	4	–	53	1
As of December 31	7,387	325	239	– 20	935	22	8,561	327

The loan portfolio includes value-adjusted loans amounting to € 9,778 mn, on which interest was not being recognized. This amount includes € 6,843 mn of loans that were placed on non-accrual status, and € 2,935 mn of loans which have a specific allowance against the interest accrued. Interest which would have been recognized had these loans been accruing interest, amounting to € 224 mn, was not included in interest income.

11 Trading assets

	Market values	
	12/31/2001 € mn	12/31/2000 € mn
Equities	15,123	60
Fixed-income securities	91,493	312
Derivatives	19,827	-
Other trading assets	1,979	-
Total	128,422	372

The majority of equities and fixed-income securities held in the trading portfolio are marketable and listed securities. The fixed-income securities include € 42,432 mn from public-sector issuers, and € 49,061 mn from other issuers.

12 Cash funds and cash equivalents

	12/31/2001 € mn	12/31/2000 € mn
Balances with banks payable on demand	11,797	4,209
Balances with central banks	7,222	-
Checks and cash on hand	1,584	-
Treasury bills, discounted treasury notes and similar treasury securities	255	-
Bills of exchange	382	-
Total	21,240	4,209

13 Amounts ceded to reinsurers from the insurance reserves

	12/31/2001 € mn	12/31/2000 € mn
Unearned premiums	1,663	1,506
Aggregate policy reserves	12,207	13,085
Reserve for loss and loss adjustment expenses	16,784	13,100
Other insurance reserves	298	221
Subtotal	30,952	27,912
Insurance reserves for life insurance where the investment risk is carried by policyholders	47	563
Total	30,999	28,475

The amounts ceded to reinsurers from the insurance reserves stated under assets include rights of recourse against reinsurers. The credit risk is partly covered by funds held for others under reinsurance contracts, securities portfolios and bank guarantees.

14 Other assets

	12/31/2001 € mn	12/31/2000 € mn
Real estate used by Allianz for its own activities	5,097	3,006
Property, plant and equipment, and inventories	2,303	1,354
Accounts receivable on direct insurance business	9,523	8,295
Accounts receivable on reinsurance business	3,164	3,161
Other receivables	19,633	9,812
Other assets	3,454	1,943
Deferred acquisition costs	11,192	10,433
Prepaid expenses	1,364	1,885
Total	55,730	39,889

The accounts receivable on direct insurance business stated under other assets and accounts receivable on reinsurance business are due within one year. Other receivables stated under other assets due within one year amount to € 8,701 (7,124) mn, those due after more than one year total € 10,932 (2,688) mn.

Real estate used by Allianz for its own activities

The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated over a maximum of 50 years in accordance with their useful lives. The gross capitalized values totaled € 3,642 mn at the beginning of the year and € 6,175 mn at the end of the year. Accumulated depreciation amounted to € 636 mn at the beginning of the year and € 1,078 mn at the end of the year. Assets pledged as security and other restrictions on title amount to € 29 mn.

As in the previous year, no unscheduled depreciation was recorded in 2001.

Expenditures to restore the future economic benefits from the assets are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense. At the balance sheet date, commitments outstanding to purchase real estate amounted to € 26 mn.

Changes in the total carrying value of real estate owned by Allianz Group and used for its own activities during the year:

	€ mn
Value stated as of 12/31/2000	3 006
Translation differences	65
Value stated as of 1/1/2001	3 071
Additions	1 068
Changes in the group of consolidated companies	2 203
Disposals	– 597
Depreciation	– 648
Value stated as of 12/31/2001	**5 097**

The market value of real estate used by Allianz for its own activities amounted to € 6,205 mn.

Property, plant and equipment, and inventories

Property, plant and equipment, and inventories are depreciated over 5 to 10 years according to their useful lives. The gross capitalized values totaled € 3,794 mn at the beginning of the year and € 6,453 mn at the end of the year. Accumulated depreciation amounted to € 2,440 mn at the beginning of the year and € 4,150 mn at the end of the year. Expenditures to restore the future economic benefits from the assets are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense.

At the balance sheet date, commitments outstanding to purchase items of property, plant and equipment amounted to € 51 mn.

Depreciation is apportioned between the relevant cost headings in the income statement. Write-ups are credited to "Other income".

Accounts receivable on direct insurance business

These amount to € 5,884 (5,019) mn for policyholders and € 3,639 (3,276) mn for agents.

Other receivables

These primarily include tax refunds amounting to € 3,310 (2,236) mn, interest and rental receivables amounting to € 8,785 (2,891) mn, and accounts receivable on banking and asset management business amounting to € 2,817 (312) mn.

Deferred acquisition costs

In the case of Property and casualty insurance enterprises, the amortization period is calculated for each insurance portfolio, based on the average term of the relevant policies, and varies between one and five years.

In life insurance business, deferred acquisition costs are expensed according to the categorization of the underlying life insurance products (see Note 18).

The total amortization in the year under review was € 1,991 mn.

SUPPLEMENTARY INFORMATION ON GROUP LIABILITIES AND EQUITY

15 Shareholders' equity

The shareholders' equity comprises the following:

	12/31/2001 € mn	12/31/2000 € mn
Issued capital	682	629
Capital reserve	14,087	7,365
Revenue reserves	14,010	13,728
Less treasury stock	5,801	-
Other reserves	8,276	13,448
Consolidated unappropriated profit	410	433
Total	31,664	35,603

Issued capital

Within the framework of the takeover bid to the shareholders of Dresdner Bank AG, Allianz AG increased its capital stock by € 51,129,188 through the issue of 19,972,339 registered no par value shares. The shares were issued to DAD Transaktionsgesellschaft mbH, Frankfurt/Main, for a non-cash consideration. The amount of € 6,544,803,673 exceeding the capital stock was transferred to the capital reserve.

In September 2001, 705,661 shares held by the company were issued at a price of € 253.20 each, enabling employees of Allianz Group enterprises in Germany and abroad to purchase 361,235 shares at prices between € 177.24 and € 215.22. The remaining 344,426 shares were sold on the stock exchange at an average price of € 259.41. The difference between the issue price and the sale price was taken to revenue reserves.

The shares issued in 2001 are qualifying shares from the beginning of the year of issue.

The issued capital at December 31, 2001 amounted to € 682,055,680, divided into 266,428,000 registered shares. The shares have no par value as such but a mathematical value of € 2.56 each as a proportion of the issued capital.

At the end of the year under review, there was **authorized unissued capital** with a notional principal amount of € 300,000,000 (117,187,500 shares), which can be issued at any time up to July 10, 2006 (authorized unissued capital 2001/I). If shares are issued against a non-cash consideration, the Board of Management is authorized to exclude the pre-emptive rights of shareholders. In the case of capital increases against a cash consideration, pre-emptive rights can be partially excluded, if the issue price is not significantly less than the stock-market price. At the end of the year under review, there was a further € 8,193,508 (3,200,589 shares) of Authorized Unissued Capital 2001/II which can be issued up to July 10, 2006. The pre-emptive rights of shareholders can be excluded in order to offer the new shares to employees of Allianz AG or its Group companies. Authorized Unissued Capital 1998 can be used at any time up to July 7, 2003 to issue shares with a notional principal amount of € 2,556,459 (998,617 shares). In the event of future capital increases for cash, these shares can be used to protect the holders of conversion or subscription rights from dilution by granting them a pre-emptive right to subscribe for new shares. To that extent the pre-emptive rights of shareholders are excluded.

The company had **conditionally authorized capital** 2001 amounting to € 50,000,000 (19,531,250 shares) on which subscription or conversion rights, with pre-emptive rights for shares, can be issued up to July 10, 2006.

The **capital reserve** includes the premium received on the issuance of shares.

Treasury stock

Allianz AG received 24,452,365 of its own shares through the takeover of Dresdner Bank AG on July 23, 2001. The acquisition cost for treasury stock amounted to € 5,444 mn and was recorded in revenue reserves.

In order to enable Dresdner Bank AG to trade in shares of Allianz AG following the takeover of the bank, the Annual General Meeting on July 11, 2001 authorized the banks in which Allianz AG has a majority holding to acquire treasury stock for purposes of securities trading pursuant to clause § 71 (1) no. 7 of the Corporation Law (Aktiengesetz). In accordance with this authorization, the banks in the Group purchased 26,910,860 of the company's own shares in the course of 2001. An average price of € 272.63 per share is calculated, including the initial inventory. 26,851,171 shares were disposed of again during the course of 2001 at an average price of € 280.64 per share. The surplus proceeds arising from these transactions were € 34 mn and were transferred to revenue reserves.

The Annual General Meetings on July 11, 2001 and on July 12, 2000 authorized the company to acquire own shares for miscellaneous purposes pursuant to clause § 71 (1) no. 8 of the Corporation Law (Aktiengesetz). On the basis of this authorization, Allianz AG purchased 786,100 shares in treasury stock at an average price of € 314.48 per share in the months January to June 2001.

At year-end, treasury stock was comprised as follows:

	12/31/2001			12/31/2000		
	Acquisition costs € mn	Number of shares	% of issued capital	Acquisition costs € mn	Number of shares	% of issued capital
Shares held by						
Allianz AG	247	786,100	0.30	-	-	-
affiliated enterprises	5,554	24,452,365	9.18	-	-	-
(of which Dresdner Bank Group)	(5,554)	(24,452,365)	(9.18)	(-)	(-)	(-)
Total	5,801	25,238,465	9.48	-	-	-

Changes to the number of issued shares outstanding

	Number of shares
As of 1/1/2000	245,750,000
Additions	
Capital increase against non-cash consideration	19,972,339
Capital increase for employee shares	705,661
	266,428,000
Reductions on account of acquisition of treasury stock	
Acquisition of Dresdner Bank	- 24,452,365
Acquisition for purposes of securities trading	-
Acquisition for miscellaneous purposes	- 786,100
As of 31/12/2001	241,189,535

In addition to the reserves in the financial statements of Allianz AG required by law, **revenue reserves** include the retained earnings of consolidated subsidiaries and amounts transferred out of consolidated net income. Revenue reserves also include foreign currency translation adjustments in the equity section. In the case of acquisitions prior to January 1, 1995, differences arising on first-time consolidation have been taken to revenue reserves.

Other reserves comprise the component of shareholders' equity representing unrealized gains and losses on investments available for sale.

The **consolidated unappropriated profit** is derived from consolidated net income as follows:

	2001 € mn	2000 € mn
Consolidated net income for the year	1,623	3,460
Transfers to revenue reserves (appropriated retained earnings)	1,213	3,027
Consolidated unappropriated profit	410	433

The Board of Management will propose to the Annual General Meeting the distribution of a dividend of € 1.50 (1.50) per qualifying share for fiscal year 2001. Details on the recommendation for appropriation of profit are given in the Group management report.

16 Minority interests in shareholders' equity/earnings

The primary subsidiaries included are the AGF Group, Paris, the RAS Group, Milan, the PIMCO Group, Delaware, Allianz Lebensversicherungs-AG, Stuttgart, Frankfurter Versicherungs-AG, Frankfurt/Main, Bayerische Versicherungsbank AG, Munich, and the Dresdner Bank Group, Frankfurt/Main.

The interests of minority shareholders are made up as follows:

	12/31/2001 € mn	12/31/2000 € mn
Other reserves		
Unrealized gains and losses	3,114	5,956
Share of earnings	1,044	1,277
Other equity components	13,191	8,967
Total	17,349	16,200

17 Participation certificates and post-ranking liabilities

	12/31/2001 € mn	12/31/2000 € mn
Participation certificates	2,508	476
Post-ranking liabilities	9,699	861
Total	12,207	1,337

Participation certificates include € 450 (450) mn in respect of those issued by Allianz AG. The item "Participation certificates" presents the guaranteed total redemption price that Allianz AG has to pay upon redemption, by the holders of the 5,723, 512 "profit participation certificates" issued by the company. The distributions payable on the profit participation certificates for the last fiscal year are included in "Other liabilities".

Between October 1986 and 1995, Allianz AG issued a total of 5,559,983 profit participation certificates. The company issued an additional 163,529 profit participation certificates in March 1998. There were no further issues of profit participation certificates in 1999 to 2001.

The terms of the profit participation certificates provide for an annual cash distribution of 240.0 % of the dividend paid by the company per one Allianz ordinary share. If certain conditions are met, the holders of profit participation certificates may also subscribe to new profit participation certificates; to this extent, the preemptive subscription rights of Allianz AG shareholders are excluded. Holders of profit participation certificates do not have voting rights, or any rights to convert the said certificates into Allianz AG shares, or rights to liquidation proceeds. Profit participation certificates are unsecured and rank pari passu with the claims of other unsecured creditors.

Profit participation certificates can be redeemed by holders upon twelve months' prior notice, beginning December 31, 2001, and every fifth year thereafter. To date, redemption rights have been exercised with respect to 358 profit participation certificates. Upon redemption by holders, the terms of the profit participation certificates provide for a redemption price equal to the weighted average of the issue prices of all profit participation certificates. Since the last issue of March 1998, the price has been uniformly € 78.54.

The company may call the profit participation certificates for redemption, upon six months' prior notice, beginning December 31, 2006, and each year thereafter. Upon redemption by the company, the cash redemption price per certificate would be equal to 122.9 % of the then current price of one Allianz ordinary share. In lieu of redemption for cash, the company may offer 10 Allianz ordinary shares per eight profit participation certificates. Allianz AG has consistently stated at its Annual General Meeting that the company is not legally required, and does not intend, to redeem the profit participation certificates, either in cash or in shares. Allianz AG currently has no intention of changing this position.

A lawsuit against Allianz AG seeking compensation for profit participation certificates based on the price of Allianz ordinary shares was dismissed in a judgment handed down by the Munich district court (Landgericht) on July 5, 2001.

Participation certificates also include € 2,035 (0) mn issued by the Dresdner Bank Group which entitle holders to annual interest payments, which take priority over Dresdner shareholders' dividend entitlements. They are subordinated to obligations for all other creditors of the issuer, except those similarly subordinated, and share in losses in accordance with the conditions attached to the certificates. The profit participation certificates will be redeemed subject to the provisions regarding loss sharing.

Capital relating to profit-participation certificates of the Dresdner Bank Group with a notional amount of € 3,980 mn comprises 12 issues from the years 1991 to 1998. The certificates were issued by Dresdner Bank AG, Deutsche Hypothekenbank Frankfurt-Hamburg AG, Oldenburgische Landesbank AG and Dresdner Bank Lateinamerika AG. Interest rates are between 6.125 and 9.0 %, two issues have variable interest rates. The issues will mature between 2002 and 2009.

Post-ranking liabilities include € 9,243 (0) mn of the Dresdner Bank Group, and € 438 (830) mn of the AGF Group. Post-ranking liabilities of the Dresdner Bank Group include hybrid shareholders' equity, including certificated dormant participations, amounting to € 1,923 mn and other post-ranking liabilities totaling € 7,320 mn.

18 Insurance reserves

	12/31/2001 € mn	12/31/2000 € mn
Unearned premiums	12,391	11,143
Aggregate policy reserves	197,689	184,886
Reserve for loss and loss adjustment expenses	66,648	59,013
Reserve for premium refunds	21,589	28,138
Premium deficiency reserve	517	786
Other insurance reserves	678	858
Total	299,512	284,824

Aggregate policy reserves

Aggregate policy reserves at the balance sheet date – split by the various profit participation systems – were as follows:

	Contribution principle (FAS 120)		Variable annuities and unit-linked life insurance (FAS 97)		Other (FAS 60)	
	12/31/2001 € mn	12/31/2000 € mn	12/31/2001 € mn	12/31/2000 € mn	12/31/2001 € mn	12/31/2000 € mn
Life/Health	101,858	102,778	77,890	67,893	36,867	32,019
Property/Casualty	5,695	4,946	–	–	105	91
Total	107,553	107,724	77,890	67,893	36,972	32,110

Reserve for loss and loss adjustment expenses

The reserve for loss and loss adjustment expenses is divided between the two main categories of the Group's insurance business as follows:

	12/31/2001 € mn	12/31/2000 € mn
Life/Health	5,172	4,966
Property/Casualty	61,476	54,047
Total	66,648	59,013

The reserve for loss and loss adjustment expenses (loss reserves) has changed in Property/Casualty insurance during the year under review as follows:

	2001 € mn	2000 € mn
1. Loss reserve as of January 1.		
a. Gross	54,047	51,272
b. Amount ceded to reinsurers	- 12,571	- 12,089
c. Net	41,476	39,183
2. Plus claims (net)		
a. Claims in the year under review	27,295	24,163
b. Previous years' claims	76	- 123
c. Total	27,371	24 040
3. Less claims paid (net)		
a. Claims in the year under review	- 11,895	- 11,735
b. Previous years' claims	- 12,462	- 11,968
c. Total	- 24,357	- 23,703
4. Currency translation adjustments	407	649
5. Change in the group of consolidated companies	423	240
6. Restructuring	-	458
7. Other changes	-	609
8. Loss reserve as of December 31		
a. Net	45,320	41,476
b. Amount ceded to reinsurers	16,156	12,571
c. Gross	61,476	54,047

No retrospective back-payments of premiums have been demanded. Net claims expenses resulting from the terrorist attack in the U.S.A. amount to € 1.5 bn. No exceptional events insured against have occurred since the balance sheet date which would materially affect the net worth, financial position or results of the Group. The balance sheet figure includes annuity reserves of € 2,743 (2,577) mn for existing annuity agreements. The discount rate for such cases varies between 3.5 % and 6.5 %.

Through its American subsidiaries, mainly Fireman's Fund, the Allianz Group is affected by the further increase of claims observable industry-wide in the U.S. relating to insurance benefits in connection with injury to health arising from the use of asbestos, and arising from environmental damage.

The current reserve valuation for asbestos claims is based on the estimate of an external independent actuarial report dating from the year 1995. Our U.S. property and casualty subsidiary has commissioned a new report in the light of the sharp increase in notifications of asbestos claims experienced in the U.S.A. in recent years. We anticipate that this report will be completed during the second half of 2002. A higher valuation for asbestos-related claims reserves could result from the findings of the new actuarial report.

Reserve for premium refunds

The reserve for premium refunds includes the amounts to which policyholders are entitled under the relevant local statutory or contractual regulations in the form of experience-rated or other participation in profits and, secondly, amounts arising from the valuation of certain assets and liabilities of the Group's life and health insurance enterprises at fair market value (the latent reserve for premium refunds).

The reserve for premium refunds has changed as follows:

	2001 € mn	2000 € mn
a) Amounts already allocated under local regulations		
As of January 1	10,583	9,099
Changes in the group of consolidated companies	–	–
Change	– 495	1,484
As of December 31	10,088	10,583
b) Latent reserves		
As of January 1	17,555	19,562
Change due to fluctuations in market value	– 3,120	– 2,949
Changes in the group of consolidated companies	– 66	–
Changes due to valuation differences charged or credited to income	– 2,868	942
As of December 31	11,501	17,555
c) Total	21,589	28,138

In addition to the amounts allocated under a), policyholders of the Allianz Group were credited amounts totaling € 6,478 mn directly from the surplus.

19 Liabilities to banks

	12/31/2001 € mn	12/31/2000 € mn
Payable on demand	21,352	471
Other term liabilities	114,050	4,701
Including: registered mortgage bonds issued	(6,843)	(-)
Liabilities to banks	135,402	5,172

Liabilities due within one year total € 121,320 (4,634) mn, those due after more than one year total € 14,082 (538) mn.

20 Liabilities to customers

	12/31/2001 € mn	12/31/2000 € mn
Savings deposits	10,995	1,931
Home-loan savings deposits	2,903	1,300
Total	13,898	3,231
Payable on demand	50,908	991
Other term liabilities	80,638	-
(including: registered mortgage bonds issued)	(12,660)	(-)
Other liabilities	31,879	5,462
Liabilities to customers	177,323	9,684

Liabilities to customers are classified according to the following customer groups:

	12/31/2001 € mn	12/31/2000 € mn
Corporate customers	125,368	-
Public authorities	7,980	-
Private customers	43,975	9,684
Liabilities to customers	177,323	9,684

Liabilities due within one year total € 134,766 mn, those due after more than one year total € 42,557 mn.

21 Certificated liabilities

	12/31/2001 € mn	12/31/2000 € mn
Mortgage bonds	13,037	-
Public-sector bonds	41,540	-
Other bonds	48,222	-
Total bonds issued	102,799	-
Money market securities	29,749	-
Own acceptances and promissory notes outstanding	351	-
Other	1,771	-
Other certificated liabilities	31,871	13,606
Certificated liabilities	134,670	13,606

€ 20,560 mn of bonds issued mature within one year.

22 Trading liabilities

	12/31/2001 € mn	12/31/2000 € mn
Derivatives	15,973	–
Obligations to deliver securities	26,031	–
Other trading liabilities	2,534	197
Total	44,538	197

23 Other accrued liabilities

	12/31/2001 € mn	12/31/2000 € mn
Reserves for pensions and similar obligations	5,629	3,528
Accrued taxes	2,478	947
Miscellaneous accrued liabilities	6,010	2,668
Total	14,117	7,143

Accrued taxes amounting to € 1,523 (0) mn are attributable to the Dresdner Bank Group.

Pension and similar reserves

	12/31/2001 € mn	12/31/2000 € mn
Reserves for pensions	5,268	3,147
Reserves for similar obligations	361	381
Total	5,629	3,528

Allianz Group companies normally have pension plans covering their employees – and, in Germany, their agents. These include plans providing fixed benefits (defined benefit pension plans) and plans on the defined contribution basis.

Under **defined benefit pension plans,** the beneficiary is promised a particular level of retirement benefit by the enterprise or by a pension fund, while the premiums payable by the enterprise are not fixed in advance.

Funded status of the main defined benefit pension plans	12/31/2001 € mn	12/31/2000 € mn
Actuarially calculated present value of pension rights accrued		
Direct commitments of Group enterprises	5,842	3,321
Commitments through pension funds	5,103	4,407
Total	10,945	7,728
Pension fund assets	4,987	4,650
Pension obligations less pension fund assets	5,958	3,078
Unrecognized gains/losses	– 607	69
Unrecognized (past) service cost	– 83	–

The main pension fund is Allianz Versorgungskasse VVaG, Munich, which insures most of the employees of Group enterprises in Germany. It is not included in the consolidated financial statements.

The pension fund assets are invested mainly in equity securities, investment fund units, fixed income securities and registered bonds. The need to recognize actuarial gains or losses is reviewed using the corridor approach for each individual pension plan.

The reserve for defined benefit pension plans changed in the year under review as follows:

	€ mn
Value stated as of 12/31/2000	3,147
Translation differences	3
Value stated as of 01/01/2001	3,150
Changes in the group of consolidated companies	2,160
Expenses	449
Payments	– 491
Value stated as of 12/31/2001	5,268

Income and expenses recognized in the income statement:

	2001 € mn	2000 € mn
Current service cost	231	187
Interest cost	552	465
Expected return on pension fund assets	– 358	– 339
Gains/losses recognized	– 19	–
Past service cost recognized	–	–
Income/expenses of plan curtailments or settlements	43	3
Total	449	316

Most of the amounts expensed are charged in the income statement as acquisition and administrative expenses, and loss and loss adjustment expenses (claims settlement expenses). The actual losses from the pension funds amounted to € 198 (154) mn.

The assumptions for actuarial computation of the obligations depend on the circumstances in the particular country where a plan has been established.

The actuarial assumptions for the main pension plans are as follows:

	2001 %	2000 %
Discount rate	5–8	6–8
Expected rate of return on pension fund assets	7–9	7–9
Retirement rates	2–5	3–5
Benefit levels	2–3	2–3

The calculations are based on current actuarially calculated mortality estimates. Projected fluctuations depending on age and length of service have also been used, as well as internal Group retirement projections.

Defined contribution pension plans are funded through independent pension funds or similar organizations. Contributions fixed in advance, based e.g. on salary, are paid to these institutions and the beneficiary's right to benefits exists against the pension fund. The employer has no obligation beyond payment of the contributions (premiums). The main pension fund is the Versicherungsverein des Bankgewerbes a. G., Berlin, which insures most of the banking employees in Germany.

Amounts totaling € 108 mn were expensed in the year under review.

Miscellaneous accrued liabilities

Miscellaneous accrued liabilities include reserves of € 478 (309) mn for restructuring in connection with company mergers and reserves for employee expenses amounting to € 3,039 (811) mn.

24 Other liabilities

	12/31/2001 € mn	12/31/2000 € mn
Funds held under reinsurance business ceded	8,929	9,127
Accounts payable on direct insurance business	7,610	7,296
Accounts payable on reinsurance business	2,103	2,082
Other liabilities	23,258	9,987
Total	41,900	28,492

Other liabilities primarily include liabilities arising from tax charges on income totaling € 1,055 (978) mn, interest and rental liabilities amounting to € 3,874 (590) mn, social security liabilities of € 274 (156) mn, derivative liabilities of € 868 (0) mn, and unprocesed sales totaling € 876 (531) mn.

Accounts payable on direct insurance business and accounts payable on reinsurance are due within one year. Of the remaining liabilities stated under other liabilities, € 14,876 (6,392) mn are due within one year, those due after more than one year total € 8,382 (3,595) mn.

25 Deferred income

This item includes miscellaneous deferred income positions amounting to € 619 (564) mn.

SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED INCOME STATEMENT

26 Premiums earned (net)

	Life/Health*		Property/Casualty*		Total	
	2001 € mn	2000 € mn	2001 € mn	2000 € mn	2001 € mn	2000 € mn
Gross premiums written	20,129	20,219	41,459	37,666	61,588	57,885
Premiums ceded in reinsurance	- 1,169	- 1,139	- 6,669	- 6,488	- 7,838	- 7,627
Change in unearned premiums (net)	19	- 3	- 1,024	- 348	- 1,005	- 351
Premiums earned (net)	18,979	19,077	33,766	30,830	52,745	49,907

*After eliminating intra-Group transactions between segments

Gross premiums written in the year under review totaled €58,331 mn for direct insurance business and €3,257 mn for reinsurance business assumed.

In the case of life insurance products where the policyholder carries the investment risk (e.g. variable annuities), only those parts of the premiums used to cover the risks insured and costs involved are treated as premium income.

27 Interest and similar income

	2001 € mn	2000 € mn
Income from		
Securities held to maturity	467	509
Securities available for sale	13,055	11,889
Real estate used by third parties	1,108	850
Lending and money market transactions	1,935	253
Leasing agreements	68	87
Loans advanced by Group enterprises	6,631	1,699
Other interest-bearing instruments	960	1,308
Total	24,224	16,595

*Net interest margin from banking business**

	2001 € mn	2000 € mn
Interest and current income	9,073	1,414
Interest expenses	- 6,668	- 1,190
Net interest margin	2,405	224
Less loan loss allowance	588	21
Net interest margin after loan loss allowance	1,817	203

*After eliminating intra-Group transactions between segments

28 Income (net) from investments in affiliated enterprises, joint ventures, and associated enterprises

	2001 € mn	2000 € mn
Income		
Current income	657	1,161
Write-ups	27	12
Realized gains from investments in affiliated enterprises, joint ventures, and associated companies	1,319	725
Total	2,003	1,898
Expenses		
Depreciation	- 243	- 23
Realized losses on investments in affiliated enterprises, joint ventures, and associated enterprises	- 119	- 15
Miscellaneous expenses	- 53	-
Total	- 415	- 38
Income (net)	1,588	1,860

€ 1,388 (1,263) mn of the income (net) from investments in affiliated enterprises, joint ventures, and associated companies is attributable to associated enterprises.

A structured securities borrowing transaction resulted in realized gains totaling € 866 mn.

29 Other income from investments

	2001 € mn	2000 € mn
1. Realized gains on		
Securities held to maturity	2	8
Securities available for sale	7,738	10,583
Real estate used by third parties	303	278
Other investments	72	38
Subtotal	8,115	10,907
2. Income from revaluations of		
Securities held to maturity	7	3
Securities available for sale	184	-
Real estate used by third parties	87	35
Other investments	109	-
Subtotal	387	38
3. Total	8,502	10,945

30 Trading income

Trading income includes contributions to earnings amounting to € 1,385 mn from derivative financial instruments used by insurance companies for which hedge accounting is not applied. These include gains on derivative financial instruments embedded in exchangeable bonds issued amounting to € 880 mn and income from forward contracts that are used to hedge investments amounting to € 966 mn. Trading income also includes losses totaling € 461 mn arising from the use of other derivative financial instruments by insurance companies.

Trading income amounting to € 1,592 (– 36) mn includes income from trading activities of banking business*) totaling € 244 (7) mn. This is comprised as follows:

	2001 € mn	2000 € mn
Securities trading	59	3
Foreign exchange/precious metals trading	49	– 1
Other dealings in financial instruments	136	5
Total	244	7

*) After eliminating intra-Group transactions between segments

31 Fee and commission income, and income from service activities

Out of the total fee and commission income, and income from service activities, € 1,383 (38) mn are attributable to banking business and € 2,429 (1,099) mn are attributable to asset management.*)

Net fee and commission income from banking business*)

	2001 € mn	2000 € mn
Fee and commission income	1,383	38
Fee and commission expenses	– 162	– 37
Total	1,221	1

*) After eliminating intra-Group transactions between segments

Net fee and commission income comprises income from:

	2001 € mn	2000 € mn
Securities business	713	–
Lending business	72	–
Underwriting business (new issues)	75	–
Other	361	1
Net fee and commission income	1,221	1

32 Other income

Other income is comprised of the following items:

	2001 € mn	2000 € mn
Income from releasing or reducing miscellaneous accrued liabilities	694	198
Income from reinsurance business	485	426
Fees	473	118
Foreign currency gains	114	135
Income from other assets	101	100
Other	612	1,354
Total	2,479	2,331

33 Insurance benefits

Insurance benefits in Life/Health[*] relate to:

	Gross		Ceded in reinsurance		Net	
	2001 € mn	2000 € mn	2001 € mn	2000 € mn	2001 € mn	2000 € mn
Benefits paid	- 15,576	- 14,948	1,135	951	- 14,441	- 13,997
Change in reserves						
Aggregate policy reserves	- 6,526	- 6,364	231	345	- 6,295	- 6,019
Other	- 196	- 524	122	- 104	- 74	- 628
Subtotal	- 22,298	- 21,836	1,488	1,192	- 20,810	- 20,644
Expenses for premium refunds	- 1,873	- 6,448	4	-	- 1,869	- 6,448
Total	- 24,171	- 28,284	1,492	1,192	- 22,679	- 27,092

[*] After eliminating intra-Group transactions between segments

Insurance benefits in Property/Casualty* comprise the following:

	Gross		Ceded in reinsurance		Net	
	2001 € mn	2000 € mn	2001 € mn	2000 € mn	2001 € mn	2000 € mn
Claims						
Claims paid	- 29,966	- 28,646	5,609	4,943	- 24,357	- 23,703
Change in reserve for loss and loss adjustment expenses	- 5,871	- 948	2,857	611	- 3,014	- 337
Subtotal	- 35,837	- 29,594	8,466	5,554	- 27,371	- 24,040
Change in other reserves						
Aggregate policy reserves	- 428	- 370	227	27	- 201	- 343
Other	227	132	15	- 18	242	114
Subtotal	- 201	- 238	242	9	41	- 229
Expenses for premium refunds	- 167	- 407	22	30	- 145	- 377
Total	- 36,205	- 30,239	8,730	5,593	- 27,475	- 24,646

*After eliminating intra-Group transactions between segments

34 Interest and similar expenses

	2001 € mn	2000 € mn
Interest expenses for		
Deposits	- 610	- 198
Certificated liabilities	- 4,607	- 617
Subtotal	- 5,217	- 815
Other interest expenses	- 2,730	- 1,584
Expenses for real estate used by third parties	–	–
Total	- 7,947	- 2,399

35 Other expenses for investments

	2001 € mn	2000 € mn
Realized losses on		
Securities held to maturity	- 12	- 15
Securities available for sale	- 6,888	- 3,989
Real estate used by third parties	- 19	- 75
Other investments	- 79	-
Subtotal	- 6,998	- 4,079
Depreciation and write-down on		
Securities held to maturity	- 35	- 2
Securities available for sale	- 1,507	- 411
Real estate used by third parties	- 378	- 444
Other investments	- 5	- 13
Subtotal	- 1,925	- 870
Total	- 8,923	- 4,949

36 Loan loss provisions

	2001 € mn	2000 € mn
Additions to allowances including direct write-offs	- 1,593	- 104
Less amounts released	969	73
Less recoveries on loans previously written off	28	10
Loan loss provisions	- 596	- 21

37 Acquisition costs and administrative expenses

	Life/Health*)		Property/Casualty*)	
	2001 € mn	2000 € mn	2001 € mn	2000 € mn
Acquisition costs				
Payments	- 3,341	- 3,097	- 6,642	- 7,698
Change in deferred acquisition costs	620	848	270	1,021
Subtotal	- 2,721	- 2,249	- 6,372	- 6,677
Administrative expenses	- 1,269	- 1,528	- 4,482	- 3,257
Underwriting costs (gross)	- 3,990	- 3,777	- 10,854	- 9,934
Less commissions and profit-sharing received on reinsurance business ceded	198	193	1,389	1,449
Underwriting costs (net)	- 3,792	- 3,584	- 9,465	- 8,485
Expenses for management of investments	- 457	- 398	- 484	- 558
Total acquisition costs and administrative expenses	- 4,249	- 3,982	- 9,949	- 9,043

	Banking Business*)		Asset Management*)	
	2001 € mn	2000 € mn	2001 € mn	2000 € mn
Personnel expenses	- 2,045	- 106	- 1,102	- 303
Operating expenses	- 1,360	- 64	- 619	- 181
Total acquisition costs and administrative expenses	- 3,405	- 170	- 1,721	- 484

*) After eliminating intra-Group transactions between segments

Acquisition costs and administrative expenses in insurance business include the personnel and operating expenses of the insurance business allocated to the functional areas "Acquisition of insurance policies", "Administration of insurance policies" and "Asset management". Other personnel and operating expenses are reported under insurance benefits (claims settlement expenses) and other expenses.

All personnel and operating expenses in banking business are reported under "Acquisition and administrative expenses".

38 Other expenses

Other expenses are comprised as follows:

	2001 € mn	2000 € mn
Expenses for the enterprise as a whole	- 1,526	- 1,112
Expenses for service activities	- 971	- 923
Expenses resulting from reinsurance business	- 562	- 1,204
Depreciation and write-downs of other intangible assets	- 413	- 303
Expenses for increasing miscellaneous or accrued liabilities	- 389	- 91
Fees	- 281	- 113
Direct credit from policy reserves	- 257	- 107
Integration expenses	- 236	-
Amortization of capitalized loyalty bonuses to senior management of the PIMCO Group	- 188	- 110
Foreign currency losses	- 137	- 131
Expenses for assistance to victims under joint and several liability and road casualties	- 127	- 85
Interest on accumulated policyholder dividends	- 108	- 72
Other	- 1,183	- 1,344
Total	- 6,378	- 5,595

39 Taxes

The tax shown in the income statement comprises the taxes actually charged to individual Group enterprises and changes in deferred tax assets and liabilities.

	2001 € mn	2000 € mn
Current taxes	- 617	- 629
Deferred taxes	1,531	491
Subtotal	914	- 138
Other taxes	- 74	- 38
Total	840	- 176

The calculation of deferred tax is based on temporary differences between the carrying amounts of assets or liabilities in the balance sheet and their tax basis, and on differences recognized as income or expense arising from the application of uniform valuation policies for consolidation purposes and from consolidation procedures.

The tax rates used in the calculation of deferred tax are the applicable national rates; changes to tax rates already adopted on the balance sheet date are taken into account. Deferred taxes on losses carried forward are recognized as an asset if at the time of recognition it is probable that sufficient future taxable profits will be available against which the unused tax losses can be utilized. The Group reported average earnings from ordinary activities (before income taxes) for the past three years amounting to € 3,797 mn and believes that the recoverability of deferred tax assets is probable. Safety margins are used where appropriate.

Carrying back tax losses reduced current taxes by € 72 mn.

Unused tax losses carried forward at the balance sheet date of € 9,876 mn and deferred tax assets have been recognized where there is sufficient certainty that the unused tax losses will be utilized. € 5,672 mn of the tax losses carried forward can be utilized without restriction.

Aside from the losses sustained during the course of fiscal year 2001, the rise in tax losses carried forward by comparison with the previous year is due to consolidation of Dresdner Bank in the consolidated financial statements.

Losses carried forward can be utilized subject to restrictions and are scheduled in subsequent years as follows:

Year	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	> 10 years	unrestricted	Total
€ mn	72	598	660	332	695	49	18	15	30	6	1,729	5,672	9,876

The current tax charge for 2001 is € 1,250 mn less than the anticipated tax charge on income which would have been incurred based on an estimated weighted average tax rate for the Group applied to earnings before taxation. The difference is due mainly to tax-free income.

The low rate of corporate income tax at 19.2 % expected in 2001 primarily results from the reduction of the income tax rate in Germany.

Reconciliation statement

	2001 € mn	2000 € mn
Anticipated tax rate in %	19.2	37.8
Anticipated tax charge on income	336	1 842
– municipal trade tax and similar taxes	– 276	74
– tax-free income	– 1,314	– 247
+ effects of tax losses	63	– 92
+ other tax settlements	277	– 1,439
= Current tax charge	– 914	138
Effective tax rate in %	– 52.1	2.8

The effective tax rate is determined on the basis of the current tax charge on earnings from ordinary activities (before income tax and before minority interests) amounting to € 1,753 mn. The effective tax rate related to earnings from ordinary activities before amortization of goodwill is – 35.7 %.

Other tax settlements include an expense amounting to a total of € 30 mn arising from the release of deferred taxes.

The item "effects of tax losses" includes effects arising from recognizing deferred taxes on losses carried forward as an asset for which no deferred taxes had so far been recognized. It also includes effects that arise from not recognizing deferred taxes on tax losses for the fiscal year.

Deferred tax assets and liabilities comprise the following balance sheet headings:

	2001 € mn	2000 € mn
Deferred tax assets		
Intangible assets	169	16
Investments	1,809	1,868
Trading assets	765	-
Deferred acquisition costs	61	72
Tax loss carried forward	3,019	730
Other assets	934	508
Insurance reserves	1,508	1,642
Pensions and similar reserves	400	247
Deferred income	– 250	1,050
Total	8,415	6,133
Deferred tax liabilities		
Intangible assets	238	324
Investments	4,064	9,907
Trading assets	388	9
Deferred acquisition costs	1,493	1,481
Other assets	– 101	– 271
Insurance reserves	1,593	1,613
Pensions and similar reserves	5	-
Deferred income	1,218	1,269
Total	8,898	14,332

40 Supplementary information on insurance business

Investments*

	Life/Health		Property/Casualty		Total	
	2001 € mn	2000 € mn	2001 € mn	2000 € mn	2001 € mn	2000 € mn
I. Real estate	7,450	7,582	6,930	6,819	14,380	14,401
II. Investments in affiliated enterprises, joint ventures, and associated enterprises	1,073	1,173	6,988	10,513	8,061	11,686
III. Loans	14,785	13,473	1,901	1,368	16,686	14,841
IV. Other securities						
1. Held to maturity	5,482	5,309	1,179	1,765	6,661	7,074
2. Available for sale	168,030	174,830	76,703	80,796	244,733	255,626
3. Trading	771	104	1,371	19	2,142	123
Total IV.	174,283	180,243	79,253	82,580	253,536	262,823
V. Other investments	1,563	1,458	8,070	6,948	9,633	8,406
Total	199,154	203,929	103,142	108,228	302,296	312,157

Investment income*

	Life/Health		Property/Casualty		Total	
	2001 € mn	2000 € mn	2001 € mn	2000 € mn	2001 € mn	2000 € mn
Income from investments						
Current income	10,516	10,122	5,278	5,922	15,794	16,044
Income from revaluations	614	37	1,329	15	1,943	52
Realized investment gains	3,605	6,883	4,458	4,728	8,063	11,611
Subtotal	14,735	17,042	11,065	10,665	25,800	27,707
Investment expenses						
Depreciation and write-downs on investments	- 1,319	- 400	- 1,104	- 509	- 2,423	- 909
Realized investment losses	- 4,909	- 2,638	- 2,193	- 1,456	- 7,102	- 4,094
Investment management, interest charges and other investment expenses	- 526	- 463	- 1,061	- 923	- 1,587	- 1,386
Subtotal	- 6,754	- 3,501	- 4,358	- 2,888	- 11,112	- 6,389
Total	7,981	13,541	6,707	7,777	14,688	21,318

*Investments in conformity with EU insurance accounting guideline and eliminating intra-Group transactions between segments

41 Supplementary information on banking business*)

- Loans and advances (after loan loss allowance) to banks and customers include reverse repos totaling € 82,945 mn. Liabilities to banks and customers include repo transactions amounting to € 59,946 mn.
- Post-ranking assets amounted to € 466 mn.
- At the balance-sheet date there were commitments to repurchase assets sold under repurchase agreements with a net book value of € 63,505 mn.
- An amount of € 381 mn eligible for refinancing with the central bank is held in cash funds.

Volume of foreign currency exposure from banking business

The amounts reported constitute aggregate euro equivalents of a wide variety of currencies outside the EMU. Any differences between the amounts of assets and liabilities result from differing valuation principles. Loans and advances and liabilities are reported at amortized cost, while all derivative transactions are accounted for at fair value.

	USD in € mn	GBP in € mn	Other in € mn	12/31/2001 € mn
Balance sheet items				
Assets	101,680	46,055	37,793	185,528
Liabilities	120,113	54,266	33,805	208,184

Collateral pledged for own liabilities of banking business

For the following liabilities and contingencies, assets having the indicated value were pledged as collateral:

	12/31/2001 € mn
Liabilities to banks	32,226
Liabilities to customers	4,018
Certificated liabilities	–
Contingent liabilities	2
Other commitments	8,521
Total collateralized liabilities	44,767

*) After eliminating intra-Group transactions between segments

The total amount of collateral pledged consists of the following assets:

	12/31/2001 € mn
Loans and advances to banks	5,132
Loans and advances to customers	9,542
Trading assets	26,700
Investments	3,376
Property and equipment	17
Total value of collateral pledged	**44,767**

Structure of residual terms for banking business

The matrix of residual terms provides a breakdown of loans and advances for banking business as well as liabilities by final maturity or call date.

	12/31/2001				
	Total € mn	Up to 3 months € mn	>3 months to 1 year € mn	> 1 year to 5 years € mn	More than 5 years € mn
ASSETS					
Term loans and advances to banks	54,292	32,737	12,311	6,091	3,153
Loans and advances to customers[1]	229,805	85,096	20,377	53,308	71,024
Term loans and advances	**284,097**	**117,833**	**32,688**	**59,399**	**74,177**
LIABILITIES					
Participation certificates and post-ranking liabilities	11,739	49	857	3,269	7,564
Term liabilities to banks[2]	105,553	78,309	13,905	5,949	7,390
Liabilities to customers[2]					
Savings deposits and home-loan savings deposits	13,566	11,049	777	979	761
Other term liabilities to customers	79,577	53,310	6,242	10,034	9,991
Certificated liabilities	122,644	30,051	19,223	52,901	20,469
Term liabilities	**333,079**	**172,768**	**41,004**	**73,132**	**46,175**

[1] Loans and advances to customers with residual terms of up to 3 months include € 13,130 mn of undated claims. These claims include credit lines available until further notice, overdraft facilities, loans called or overdue, unauthorized overdrafts, call money and internal account balances.

[2] *Excluding balances payable on demand.*

Securitizing financial assets, we sell revolving loans – within the framework of precisely defined loan portfolios – to the capital market. The transferred assets are securitized by special-purpose entities in the form of debt securities and sold to third parties. The Dresdner Bank Group carries out these transactions through the fully-consolidated special-purpose entities Silver Lux Inc., Grand Cayman and Silver Tower 125 Inc., Grand Cayman. The maximum transaction volume in each case is € 5 bn. Taking the two programs on an annual average, just under half of this amount was used.

Trustee business in banking business

The table shown below is a breakdown of trustee business in banking business not reported in the balance sheet.

	12/31/2001 € mn
Loans and advances to banks	3,415
Loans and advances to customers	4,497
Investments	7
Other	9
Assets held in trust[*]	7,928
Liabilities to banks	300
Liabilities to customers	7,628
Liabilities incurred as a trustee	7,928

[*] *Including € 5,078 mn of trustee loans.*

42 Other information

General information about the parent company

The parent company of the Group is Allianz AG, Munich. The company is an "Aktiengesellschaft" (public stock corporation) incorporated in Germany. It is recorded in the German Commercial Register under its registered address at Königinstrasse 28, 80802 München. Besides serving as holding company for the Group, Allianz AG also acts as reinsurance carrier for the Group.

Number of employees

At the end of 2001, the Group employed a total of 179,946 people (119,683). 87,589 (43,124) were employed in Germany and 92,357 (76,559) abroad. The number of employees undergoing training rose by 3,554 to 8,245.

Personnel expenses

	2001 € mn	2000 € mn
Salaries and wages	6,760	4,784
Social security contributions and employee assistance	1,208	1,104
Expenses for pensions and other post-retirement benefits	405	501
Total	8,373	6,389

Contingent liabilities and other commitments

Contingent liabilities and other commitments resulting primarily from our banking business include the Group's potential future liabilities under loan commitments to customers not yet drawn upon, with the term of such commitments being limited. The Group engages in providing open credit facilities to allow customers quick access to funds required to meet their short-term obligations as well as their long-term financing needs. Such credit facilities can take the form of guarantees, whereby the Group might guarantee repayment of a loan taken out by a client with a third party, stand-by letters of credit which are credit enhancement facilities enabling customers to engage in trade finance at lower cost, documentary letters of credit which are payments related to foreign trade finance made on behalf of a customer and reimbursed to the Group later, note issuance facilities and revolving underwriting facilities which allow customers to issue money-market paper or medium-term notes when required without engaging in the normal underwriting process on each occasion. Revenue for guarantees is recognized under "Fee and commission income" and is determined by application of agreed rates on the nominal amount of the guarantees.

The figures disclosed in the accompanying tables represent the amounts at risk should customers draw fully on all facilities and then default, excluding the effect of any collateral. The majority of these commitments may expire without being drawn upon and are not representative of actual future credit exposure or liquidity requirements for such commitments.

	12/31/2001 € mn
Contingent liabilities on endorsed bills of exchange settled with customers	1
Including: Rediscounted at central banks	–
Contingencies on guarantees and warranties	
Credit guarantees	2,131
Other guarantees and warranties	17,301
Letters of credit	2,297
of which:	
letters of credit opened	1,189
letters of credit confirmed	1,108
Subtotal	21,730
Liability on collateral pledged for third-party liabilities	567
Other contingent liabilities	3,194
Total contingent liabilities	25,491
Underwriting commitments	–
Irrevocable loan commitments	
Advances	27,947
Stand-by facilities	12,346
Guarantee credits	1,785
Discount credits	15
Mortgage loans/public-sector loans	844
Other commitments	42,937

As of December 31, 2001 there were no underwriting commitments drawn.

On the balance sheet date commitments to pay up shares, bonds and other capital interests totaled € 58 mn; secondary liability under clause § 24 of the German Limited Liability Companies Act (GmbH-Gesetz) were € 16 mn, and obligations arising from hire, rental and leasing agreements existed in an aggregate amount of € 1,971 mn.

Liquiditäts-Konsortialbank GmbH (LIKO) is a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. The shares in LIKO are owned 30 % by Deutsche Bundesbank, with the rest of the shares being held by other German banks and banking associations. The shareholders have provided capital of € 190 mn to fund LIKO; Dresdner Bank's participation is € 10 mn. The Dresdner Bank Group is contingently liable to pay in further assessments to LIKO up to € 58 mn. In addition, under clause § 5 (4) of the Articles of Association of LIKO, Dresdner Bank is committed to a secondary liability which arises if other shareholders do not fulfill their commitments to pay their further assessment. In all cases of secondary liability, the financial status of the other shareholders involved is sound.

The liability arising from Dresdner Bank's interest in Bankhaus Reuschel & Co. is unlimited due to the legal form in which this enterprise is organized. The financial status of the other partners involved is sound.

In addition, Dresdner Bank is a member of the German banks' Joint Fund for Securing Customer Deposits, which covers liabilities to each creditor up to specified amounts. As a member of the Joint Fund, which is itself a shareholder in LIKO, Dresdner Bank is severally liable with the other members of the Fund for additional capital contributions, with the maximum being the amount of Dresdner Bank's annual contribution. In the year 2001, the Joint Fund did not levy a contribution (2000: no contribution). Under section 5 (10) of the Statutes of the Joint Fund for Securing Customer Deposits we have undertaken to indemnify the Federal Association of German Banks (Bundesverband deutscher Banken e.V.) for any losses it may incur by reason of measures taken on behalf of any banks in which we own a majority interest.

Allianz AG has commited to make future capital payments in favor of our North American holding company, Allianz of America, Inc. This will place Allianz of America, Inc. in a position to provide sufficient capital on its part for Allianz Insurance Company, Los Angeles, so that this company can meet its payment obligations for claims received in connection with the attack on the World Trade Center. These future capital payments are limited to USD 575 mn and are secured by pledges in securities.

Allianz AG has also provided a guarantee for Allianz of America, Inc., Wilmington, in respect of obligations relating to the acquisition of the minority interest in PIMCO Advisors L.P. The Allianz Group acquired a holding of 69.5 % in PIMCO in 2000 and the minority shareholders have the option of selling their 30.5 % holding to Allianz.

An agreement was reached in the course of the purchase of Nicholas Applegate, San Diego that part of the purchase price would fall due in 2005 and that the amount would depend on the income growth of Nicholas Applegate, San Diego:

- if average income growth is at least 25 % during the next 5 years, this purchase price component will be USD 1.09 bn, with bonus payments of USD 150 mn.
- if average income growth is between 10 and 25 % payments will be scaled down.
- if average income growth is below 10 %, no payments will be made.

Use, treatment and reporting of derivative financial instruments

Derivatives used by individual enterprises in the Allianz Group comply with the relevant supervisory regulations and the Group's own internal guidelines. In addition to local management supervision, comprehensive financial and risk management systems are in force across the Group. Further information on the risks hedged and the Group's risk management systems is included in the Management Report under "Risk Management".

Insurance companies in the Allianz Group use derivatives to manage their investments efficiently on the basis of general investment targets. The most important aspect of these instruments is hedging against adverse market movements for selected securities or for parts of a portfolio. In our banking business, derivatives are used particularly for trading purposes and to hedge interest-rate, currency and other price risks of the banking book.

The settlement risk is virtually excluded in the case of exchange-traded products, which are standardized products. By contrast, over-the-counter products, which are individually traded contracts, carry a theoretical credit risk amounting to the replacement value. These totaled € 45,006 mn on the balance sheet date. The Allianz Group therefore closely monitors the credit rating of counterparties for OTC derivatives.

The total notional principal amount of all open derivative positions of the Allianz Group was € 3,957,125 mn. The market values were € 5,378 mn.

The following tables show the distribution of derivative positions on the balance sheet date.

Notional principal amounts and market values of open derivative positions as of December 31, 2001

Insurance Segments Life/Health and Property/Casualty

	Maturity as of 12/31/2001			2001		2000	
	up to 1 year	1 – 5 years	over 5 years	Notional principal amounts	Market values	Notional principal amounts	Market values
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest rate contracts	1,510	1,198	9,696	12,404	– 30	8,567	86
OTC							
Swaps	3	1,019	2,067	3,089	– 6	324	65
Swaptions		80	56	136	6	130	4
Caps			7,573	7,573	– 26	7,242	6
Floors						9	9
Options		99		99	– 3		
Exchange traded							
Futures	217			217	– 1	408	–
Options	1,290			1,290	–	454	2
Equity/Index contracts	10,781	8,930	1,991	21,702	2,576	4,462	1,924
OTC							
Forwards	6,245	2,459		8,704	2,801	2,477	1,768
Swaps	1,464	20		1,484	180	36	1
Options	1,321	6,451	1,991	9,763	– 408	1,031	152
Exchange traded							
Futures	800			800	1	790	– 16
Options	951			951	2	128	19
Foreign exchange contracts	2,428	1,457	62	3,947	58	1,175	– 9
OTC							
Forwards	2,422			2,422	68	137	– 6
Swaps	5	1,311	62	1,378	– 10	1,032	– 3
Options		146		146	–		
Exchange traded							
Futures	1			1	–	6	–
Total	14,719	11,585	11,749	38,053	2,604	14,204	2,001

Forward contracts amounting to € 15,410 mn were also entered into in conjunction with the restructuring of shareholdings.

The most important exposures were in the form of interest rate caps, which are used to manage interest income over the long term in anticipation of increasing interest rates, and stock futures and options used to hedge fluctuations in market prices and in the run-up to transactions relating to shareholdings.

Notional principal amounts and market values of open derivative positions as of December 31, 2001

Banking and Asset Management Segments

	Maturity as of 12/31/2001			2001		2000	
	up to 1 year	1 – 5 years	over 5 years	Notional principal amounts	Market values	Notional principal amounts	Market values
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest rate contracts	2,015,876	726,057	474,268	3,216,201	259	23,667	- 35
OTC							
Forwards	254,519	20,900	369	275,788	20		
Swaps	1,479,282	594,890	403,513	2,477,685	903	16,185	- 57
Swaptions	19	18,761	43,062	61,842	- 810		
Caps	18,168	28,725	15,279	62,172	39	3,892	21
Floors	13,022	15,982	11,487	40,491	118	1,402	2
Options	10	374	412	796	4		
Other			146	146	–		
Exchange traded							
Futures	208,650	46,425		255,075	- 15	788	- 1
Options	42,206			42,206	–	1,400	–
Equity/Index contracts	75,601	69,852	1,723	147,176	852	22	1
OTC							
Swaps	2,596	1,022	333	3,951	271	18	1
Options	22,738	61,205	1,390	85,333	272		
Other	475	22		497	361		
Exchange traded							
Futures	10,356			10,356	15	3	–
Options	39,436	7,603		47,039	- 67	1	–
Foreign exchange contracts	436,447	58,429	24,649	519,525	1,884	229	–
OTC							
Forwards	360,135	10,302	241	370,678	874	86	- 3
Swaps	16,474	44,806	22,998	84,278	1,011	123	3
Options	57,988	3,132	1,410	62,530	1	20	–
Other	122			122	1		
Exchange traded							
Futures	1,609	189		1,798	–		
Options	119			119	- 3		
Credit contracts	3,436	10,690	11,694	25,820	- 190	–	–
OTC							
Credit default swaps	2,027	3,723	10,811	16,561	57		
Total return swaps	1,409	6,967	883	9,259	- 247		
Other contracts	6,050	2,941	1,359	10,350	- 31	–	–
OTC							
Precious metals	5,424	2,940	1,359	9,723	- 18		
Other	331	1		332	- 13		
Exchange traded							
Futures	217			217	–		
Options	78			78	–		
Total	2,537,410	867,969	513,693	3,919,072	2,774	23,918	- 34

The main derivative financial instruments used were interest rate derivatives, in particular interest rate swaps that were primarily entered into in the course of trading activities.

Pursuant to IAS 39, derivative financial instruments are reported under financial assets or liabilities held-for-trading. Gains or losses arising from valuation at fair value are included under trading income.

This is applicable to derivatives used independently, not in connection with hedge transactions, and for separated embedded derivatives of a hybrid financial instrument. In contrast, derivatives used in hedge transactions are recognized in accordance with the classification of the hedged item.

Derivative financial instruments used for hedge transactions are classified as follows:

The risk of changes in the fair value of reported assets or liabilities is hedged by a fair value hedge. Changes in the fair value of a hedging instrument are recognized in the current period income, while for the hedged item only the pro rata share of the profit or loss attributable to the hedged risk is recognized in the income statement.

The Allianz Group principally uses fair value hedging. Insurance companies mainly use interest rate and currency swaps, and forward sale agreements. Important hedging instruments in Banking are interest rate and currency swaps. Hedging instruments may be implemented for individual transactions (micro hedge) or for a portfolio of similar assets or liabilities (portfolio hedge). The derivative financial instruments used for fair value hedges had a fair value of € 1,925 mn. Ineffectiveness in hedge transactions led to a gain of € 66 mn.

Cash flow hedges reduce the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability and of future cash flows from a firm commitment or a forecasted transaction. Any value changes in derivative instruments are recognized under shareholders' equity, if they are included in the effective part of the hedging relationship. The ineffective part of the hedge must be recognized directly in the income statement.

Derivative financial instruments for cash flow hedges were reported with a fair value of € 387 mn. The use of derivatives as a hedging instrument in cash flow hedges increased other reserves by € 388 mn.

Hedge accounting may also be applied to hedge a net investment in a foreign entity. Financial instruments are used here to hedge the currency risk. The proportion of gains or losses arising from valuation of the hedging instrument, which is classified as an effective hedge, is recognized as shareholders' equity, while the ineffective part flows directly into the income statement.

Foreign exchange hedging transactions with a fair value of € 46 mn were entered into to hedge currency risks related to a net investment in a foreign entity. Application of hedge accounting reduced other reserves by € 61 mn.

Earnings per share

The earnings per share figure is calculated by dividing the consolidated net income by the weighted average number of common shares outstanding.

		2001	2000
Net income	€ mn	1,623	3,460
Weighted average number of shares		243,585,880	245,401,507
Number of shares (not including shares held by the company)		241,189,535	245,750,000
Earnings per share	€	6.66	14.10

The weighted average number of shares does not include 11,073,783 (0) shares held by the company.

A diluted earnings per share figure was not calculated because there were no dilutive securities.

Related party disclosures

The following report relates to associated enterprises and enterprises in which the Allianz Group held ownership interest of between 10 and 20%, or which held such an ownership interest in Allianz AG and it relates to transactions with such related parties.

These business relationships are stated as of December 31, 2001 unless otherwise indicated.

Dresdner Bank

On December 31, 2000, the Allianz Group held an ownership interest of 21.2% in Dresdner Bank. On May 31, 2001, Allianz AG's management board decided with the approval of the supervisory board to make a public offer to the shareholders of Dresdner Bank to purchase their Dresdner Bank ordinary shares for € 53.13 per share. As a result of the takeover offer, the Allianz Group held 77.5% of Dresdner Bank's ordinary shares as of July 23, 2001 (not including forward sale agreements pursuant to which some ordinary shares were not to be transferred until January and June 2002). At that date, Dresdner Bank and its subsidiaries were consolidated for the first time in the financial statements of the Allianz Group. As of December 31, 2001, the Allianz Group held 78.5% of Dresdner Bank's ordinary shares, not including Dresdner Bank ordinary shares held by Dresdner Bank. After concluding a number of forward purchases on January 15 and 16, 2002, and further purchases, Allianz Group held, as of March 15, 2002, 95.6% of the ordinary shares of Dresdner Bank.

The Allianz Group and Dresdner Bank had a wide range of business relationships already prior to the acquisition of Dresdner Bank, for example in banking, distribution of insurance products and asset management. These transactions were concluded on ordinary market terms and conditions.

Material business relationships also exist with the following related parties:

Münchener Rückversicherungs-Gesellschaft AG in München (Munich Re)

Munich Re is an associated company of the Allianz Group. The relationship between Allianz AG and Munich Re is set forth in a so called Principles of Cooperation of May 2000, which mainly governs the reinsurance relationships between the two companies. Among other things, the Principles of Cooperation provide that Munich Re shall provide reinsurance for 14.0% of the gross self-retention of the insurance business of the companies of Allianz's German Property-Casualty Group via Allianz AG. Under the terms of the Principles of Cooperation, Munich Re is the principal reinsurer of Allianz AG and Allianz AG cedes the majority of its externally ceded reinsurance to Munich Re. Notwithstanding its right to freely chose its reinsurer, Allianz AG will give Munich Re the first opportunity to submit bids. The Principles of Cooperation can be terminated as of December 31, 2005. It was most recently amended in December 2001 by a supplementary agreement, under the terms of which the mutually ceded reinsurance volume is to be adjusted on a step-by-step basis by 2005. The supplementary agreement is effective through December 31, 2010.

Other reinsurance and retrocession agreements with the individual companies of the Allianz Group govern which reinsurance business will be assumed by the Munich Re Group from, or ceded by the Munich Re Group to the Allianz Group.

The Allianz Group premiums that were ceded to or assumed from companies of the Munich Re Group are shown in the following table:

	2001 € mn	2000 € mn
Ceded premiums	2,400	2,300
Assumed premiums	850	900

The reinsurance agreements between the two Groups are governed by terms and conditions that could also be obtained by third parties.

During fiscal year 2001, Munich Re, as principal reinsurer of Allianz AG, assumed substantial claims received by companies of the Allianz Group arising from the terrorist attack on the World Trade Center in accordance with the contractual agreements.

In May 2000, Allianz AG and Munich Re signed a letter of intent which, among other things, provides that Allianz AG and Munich Re will reduce their shareholdings in each other to a level of approximately 20%. This reduction is to be achieved, or initiated, by December 31, 2003. As of December 31, 2001, the Allianz Group held 24.9% of the ordinary shares of Munich Re. As of March 15, 2002, the Allianz Group held 24.8% of the ordinary shares of Munich Re. On December 31, 2001, the Munich Re Group held 23,0% of the ordinary shares of Allianz AG. Taking into account Allianz AG ordinary shares held by Allianz Group companies, the ownership interest of the Munich Re Group in Allianz AG amounted to 21.2% as of March 15, 2002.

In connection with the acquisition of Dresdner Bank, Allianz AG pledged to the Commission of the European Communities to limit its voting rights from ordinary shares of Munich Re to 20.5% of the total ordinary share capital of Munich Re. In addition, Allianz AG agreed to reduce its long-term shareholding in Munich Re to 20.5%. This commitment includes the ordinary shares of Munich Re held by Dresdner Bank. The commitment of Allianz AG to the European Commission does not affect ordinary shares of Munich Re that are acquired and held by the companies of the Allianz Group as part of their trading portfolio in the ordinary course of business and which do not have voting rights attached. The commitment also does not affect the exercise of voting rights on behalf of clients or voting rights attached to ordinary shares held in the ordinary course of business for the account of third parties.

The Principles of Cooperation between Munich Re and Allianz AG further provides that upon termination of the Principles of Cooperation, a mutual obligation of the parties will continue to exist for a period of two years, in accordance with which each of Allianz AG and Munich Re, if it wishes to sell the ownership interest it holds in the other, will grant the other a right to designate the buyer of the ownership interest being sold.

On January 15, 2002, the 40.6% ownership interest in Allianz Lebensversicherungs-AG (Allianz Leben) previously held by Munich Re was sold to Allianz AG for a price of € 607.17 per share, or a total of € 2,587 mn. The reinsurance relationships between Allianz Leben and Munich Re will continue on the basis of existing contracts until 2010.

Munich Re and Allianz continue to hold cross-ownership interests in several direct insurance companies that are scheduled to be reduced in accordance with the letter of intent of May 2000. Munich Re holds ownership interests in Frankfurter Versicherungs-AG and Bayerische Versicherungsbank AG, both of which are subsidiaries of Allianz AG. Allianz holds an ownership in Karlsruher Lebensversicherungs AG, a subsidiary of Munich Re.

HypoVereinsbank AG

As of December 31, 2002, Allianz Group held 16.4% of the ordinary shares of HypoVereinsbank. For fiscal 2001, we have therefore continued to report HypoVereinsbank as a related party. A participation of 16.0% in HypoVereinsbank was transferred to Munich Re on January 15, 2002, for a price of € 5,133 mn. On December 31, 2001, HypoVereinsbank held 6.3% of the ordinary shares of Allianz AG. Taking into account ordinary shares of Allianz AG held by Allianz Group companies, the ownership interest of HypoVereinsbank in Allianz AG on March 15, 2002, was 6.9%.

Allianz and its subsidiaries terminated the existing cooperation agreement with HypoVereinsbank concerning the distribution of insurance products in the course of the year 2001.

Transactions with related enterprises

Transactions with the above mentioned related enterprises were concluded at ordinary market terms and conditions.

Certain members of the respective Management Boards of Allianz AG, Munich Re and HypoVereinsbank hold seats on the respective Supervisory Boards of the other companies, and in some cases also on the boards of their subsidiary companies.

Loans to shareholders

As part of the normal course of business, the Group grants loans to non-employee shareholders. These transactions are entered into on an arm's-length basis.

Loans to Members of the Board of Management and the Supervisory Board

Loans to Members of the Board of Management of Allianz AG and liabilities assumed on their behalf totaled € 1 (0) mn. This included loans extended to, or liabilities assumed on behalf of Members of the Boards of Management of subsidiaries amounting to € 1 (0) mn. These transactions have been entered into on ordinary commercial terms. There were no loans to Members of the Supervisory Board of Allianz AG or liabilities assumed on their behalf.

Stock-related remuneration

Share purchase plans for employees

Shares in Allianz AG are offered to qualified employees in Germany and abroad within predefined timeframes at favorable conditions. In order to be qualified, employees must have been employed in continuous service or had a position as an apprentice for a period of six months prior to the share offer and notice must not have been served. Share purchase plans also include restrictions relating to the amount that the employee can invest in purchasing shares. All participating enterprises in Germany and abroad impose restrictions on the disposal of shares, though the length of time varies from a minimum of one year to a maximum of five years, depending on the country involved. The shares are freely disposable after the expiration of the minimum holding period. The number of shares issued under these plans was 361,235 (193,586). The difference between the exercise price and market price of € 26.7 (20.8) mn was reported as part of personnel expenses.

Long-term Incentive Plan

Long-term Incentive Plans (LIP) were set up in 1999 for senior management, in order to reward the contribution made by this level of management toward increasing corporate value and to promote the long-term success of the company.

Under these plans, Stock Appreciation Rights (SARs) are allocated to each senior manager as of April 1. Restrictions are applicable for a period of two years and the rights expire at the end of seven years.

After the period of restrictions has come to an end, SARs may only be exercised if

- during their contractual term, the price of Allianz AG shares has outperformed the Dow Jones Europe STOXX Price Index (600) at least once for a period of five consecutive stock exchange days and
- the Allianz share price outperforms the reference price by at least 20.0 % at the time when the rights are exercised (the reference price for the LIP 2001 is the average price of Allianz shares in the first quarter of 2001).

Under the conditions of the LIP, Group companies are obligated to pay the difference between the stock-market price of Allianz shares on the day the rights are exercised and the reference price in cash.

No rights were exercised for any LIP as of December 31, 2001. The two-year restricted period had not yet expired on December 31, 2001, for the Incentive Plans covering the years 2001 and 2000.

A reserve of € 21 mn was established at the end of 2000 and reported under the heading "Miscellaneous accrued liabilities" to record the intrinsic value of the SARs. The intrinsic value corresponds to the difference between the current share price on the balance sheet date and the reference price of the relevant plan. Because the intrinsic value of all SARs issued at the balance sheet date was zero, the reserve formed in the course of the previous year was released. Call options have been entered into to hedge future obligations.

Share option and shareholding plans of subsidiaries

Managers at the AGF Group, Paris were offered share options on AGF shares. These options have an exercise price of at least 95.0 % of the market price on the day of grant. The maximum term for these options is eight years. On December 31, 2001, 5,034,600 (4,165,750) exercisable options remained outstanding under the AGF options plans. These options are independent of the remuneration plans of the Allianz Group.

Managers at the RAS Group, Milan have been offered share options on RAS shares during 2001. These options have an exercise price of € 15.35 per share. The options can be exercised between August 1, 2002 and July 31, 2007. 711,000 options issued under this scheme were outstanding as of December 31, 2001.

RAS S.p.a., Milan, also offers shareholding plans for employees based on the RAS share, independently of the share purchase plan offered by Allianz. The shares issued under this scheme are subject to restrictions for 3 years in each case from the date of issue. The number of RAS shares issued under these plans that were still subject to restrictions stood at 682,403 shares as of December 31, 2001.

Events after the balance sheet date

Monachia Grundstücks-AG

Allianz AG disposed of 46.2 % of the capital stock of Monachia Grundstücks-AG, Munich at a price of € 187 mn to Bayerische Städte- und Wohnungsbau GmbH on January 15, 2002.

On February 28, 2002 Arber Baubetreuungs-GmbH purchased 2.5 % of Monachia capital stock from Allianz AG for a purchase price of € 10 mn by exercising their call option.

Restructuring other participations

In connection with the public takeover offer made by Munich Re to ERGO shareholders, the Allianz Group entered into forward sales for 6.3 % of the shares in Munich Re. Munich Re in turn entered into forward sales of 3.7 % of the shares of Allianz in connection with the public takeover offer made by Allianz for Dresdner Bank. It was also agreed with Munich Re that Allianz would sell the interest held by the Allianz Group in HypoVereinsbank AG, currently amounting to 16.0 % of the share capital, to Munich Re during the course of 2002. These transactions were executed on January 15, 2002. Pursuant to the agreement between Allianz and Munich Re in April 2001, Allianz acquired 40.6 % of the capital stock of Allianz Lebensversicherungs-AG from Munich Re on January 15, 2002.

Pursuant to agreements entered into in 2001, Allianz is scheduled to purchase the 45 % stake held by Munich Re in Bayerische Versicherungsbank as well as the 50.0 % stake in Frankfurter Versicherung on July 1, 2002. Munich Re will in turn purchase the 36.1 % holding in Karlsruher Lebensversicherung held by the Allianz Group.

Increase in the holding of Dresdner Bank

As of December 31, 2001, the Allianz Group held an interest of 78.5% in Dresdner Bank AG. Through the exercise of options and conversion rights, the number of outstanding shares of Dresdner Bank AG increased during 2002. During the first months of 2002, the Allianz Group purchased additional shares in the market and had already increased its shareholding in Dresdner Bank by 15.8% in January 2002 through forward purchase agreements. As of March 15, 2002, the Allianz Group held an interest of 95.6% in Dresdner Bank AG.

Mortgage banks

With retroactive effect as of January 1, 2002, Dresdner Bank, Deutsche Bank and Commerzbank combine their mortgage business under the brand "Eurohypo". The interest of the Allianz Group in the new institution will be less than 50%.

Compensation for the Board of Management and the Supervisory Board

Provided that the Annual General Meeting of shareholders approves payment of the dividend proposed, the compensation paid by Allianz AG and its affiliated enterprises to the Board of Management for the year under review is € 16 (10) mn. The number of members of the Board of Management increased from 9 to 12.

Total remuneration for members of the Board of Management includes a fixed-component (the basic salary) and a variable component. The latter comprises a component depending on the dividend, the annual bonus which includes an individual element and an element based on company performance, and a 3-year bonus.

The compensation paid to the Board of Management is comprised as follows:

	2001 €	2000 €
Fixed remuneration	6,691,056	4,271,079
Variable remuneration	9,231,921	5,271,632
Total	15,922,977	9,542,711

The variable component includes expenses for the dividend-related variable remuneration, for the bonus for fiscal year 2001, and for allocation to the reserve for the performance-related 3-year bonus. Payments from this reserve for the performance-related 3-year-bonus can only be made to members of the Board of Management from 2004.

In addition to the amounts reported above, Allianz AG and its affiliated enterprises paid an amount of € 1 mn to increase pension reserves and reserves for similar obligations in favor of active members of the Board of Management.

Under the LIP 2001, a total of 39,815 Stock Appreciation Rights (SARs) were issued to members of the Board of Management during the year under review. Based on standard option valuation methods (Black-Scholes or Binomial Method), the value of these rights at the point of their issue was € 4 mn. The value of these rights at the end of the fiscal year is € 3 mn. At an intrinsic value of € 0, the full amount specified is a time value.

On December 31, 2001 the members of the Board of Management held a total of 86,479 SARs issued from 1999 to 2001. Based on standard option valuation methods (Black-Scholes or Binomial Method) these rights had a value of € 7 mn on the balance sheet date. None of the SARs has an intrinsic value at December 31, 2001, so that the full amount specified is a time value.

The following table includes key information on current LIPs in favor of active members of the Board of Management:

	LIP 2001	LIP 2000	LIP 1999
Exercise period	4/2003 – 3/2008	4/2002 – 3/2007	4/2001 – 3/2006
Number of SARs issued	39,815	19,890	26,774
Value of SARs on assignment	€ 4,483,965	€ 3,480,750	€ 2,971,914
Fair value of SARs as of 12/31/2001	€ 3,395,025	€ 1,430,422	€ 2,105,679
Intrinsic value of SARs as of 12/31/2001	€ 0	€ 0	€ 0
Waiting time expired?	no	no	yes
20 % hurdle cleared?	no	no	no
Performance hurdle cleared?	yes	no	yes

In the year 2001 pensions and other benefits for former members of the Board of Management amount to €3 (3) mn.

€27 (25) mn has been set aside for current and future pension benefits of former members of the Board of Management and their beneficiaries.

The remuneration of members of the Supervisory Board, including fees becoming payable after the 2002 Annual Meeting of shareholders, will be €2 (2) mn.

Munich, March 25, 2002

Allianz Aktiengesellschaft
The Board of Management

Selected participations and equity investments

Operating subsidiaries	Equity in € mn	% owned
ADVANCE Bank AG, Duisburg	77	100.0
AGIS Allianz Gesellschaft für Informatik Service mbH, Munich	181	100.0
Allianz Bauspar AG, Munich	23	100.0
Allianz Capital Partners GmbH, Munich	649	100.0
Allianz Dresdner Asset Management GmbH, Munich	39	100.0
Allianz Global Risks Rückversicherungs-AG, Munich	50	100.0
Allianz Globus MAT Versicherungs-Aktiengesellschaft, Hamburg	52	100.0
Allianz Immobilien GmbH, Stuttgart	4	100.0
Allianz Kapitalanlagegesellschaft mbH, Stuttgart	5	100.0
Allianz Lebensversicherungs-AG, Stuttgart	1,074	50.5
Allianz PIMCO Asset Management GmbH, Munich	7	100.0
Allianz Vermögens-Bank AG, Augsburg	23	100.0
Allianz Versicherungs-AG, Munich	1,516	100.0
Allianz Zentrum für Technik GmbH, Munich	0	100.0
Bayerische Versicherungsbank AG, Munich	321	45.0[2]
DEGI Deutsche Gesellschaft für Immobilienfonds mbH, Frankfurt/Main	23	100.0
Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt/Main	1,245	98.1
Deutsche Lebensversicherungs-AG, Berlin	36	100.0
dit DEUTSCHER INVESTMENT-TRUST Gesellschaft für Wertpapieranlagen mbH, Frankfurt/Main	139	100.0
DREGIS Dresdner Global IT Services Gesellschaft mbH, Frankfurt/Main	106	100.0
Dresdner Asset Management (Germany) GmbH, Frankfurt/Main	3	100.0
Dresdner Bank AG, Frankfurt/Main	21,633	78.5
Dresdner Bank Lateinamerika AG, Hamburg	438	100.0
Dresdner Bauspar AG, Bad Vilbel	42	100.0
Frankfurter Versicherungs-AG, Frankfurt/Main	343	50.0[2]
Hermes Kreditversicherungs-AG, Hamburg	103	89.6
Kraft Versicherungs-AG, Berlin/Munich	10	99.5
Lombardkasse AG, Berlin	31	99.4
Münchner und Magdeburger Hagelversicherung AG, Munich	6	52.4
Oldenburgische Landesbank AG, Oldenburg	392	89.7
Reuschel & Co., Munich	155	50.1
Vereinte Krankenversicherung AG, Munich	245	100.0
Vereinte Lebensversicherung AG, Munich	57	100.0
Vereinte Rechtsschutzversicherung AG, Munich	10	100.0
Vereinte Spezial Krankenversicherung AG, Munich	8	100.0
Vereinte Spezial Versicherung AG, Munich	8	100.0
Vereinte Versicherung AG, Munich	269	99.3

[1] Including shares held by subsidiaries

[2] Management control agreement

Operating subsidiaries	Equity in € mn	% owned[1]
AGF Belgium Insurance, Brussels	396	100.0
AGF La Lilloise, Paris	71	100.0
AGF-M.A.T., Paris	127	100.0
Alba Allgemeine Versicherungs-Gesellschaft, Basel	17	100.0
Allianz Asset Management (Ltd.), Hong Kong	3	100.0
Allianz Australia Limited, Sydney	459	100.0
Allianz Bulgaria Insurance and Reinsurance Company Ltd., Sofia	9	71.6
Allianz Bulgaria Life Insurance Company Ltd., Sofia	5	94.0
Allianz Compañía de Seguros y Reaseguros S. A., Madrid	269	99.8
Allianz Elementar Lebensversicherungs-Aktiengesellschaft, Vienna	99	100.0
Allianz Elementar Versicherungs-Aktiengesellschaft, Vienna	363	98.7
Allianz Europe Ltd., Amsterdam	1,657	100.0
Allianz Fire and Marine Insurance Japan Ltd., Tokyo	10	100.0
Allianz First Life Insurance Co. Ltd., Seoul	299	100,0
Allianz General Insurance Company S. A., Athens	7	100.0
Allianz Hungária Biztosító Rt., Budapest	98	100.0
Allianz Insurance (Hong Kong) Ltd., Hong Kong	11	100.0
Allianz Insurance Company of Singapore Pte. Ltd., Singapore	44	100.0
Allianz Insurance Company, Los Angeles	4,103	100.0
Allianz Lebensversicherung (Schweiz) AG, Zurich	41	100.0
Allianz Life Insurance Company of North America, Minneapolis	1,716	100.0
Allianz Life Insurance Company S. A., Athens	5	100.0
Allianz México S. A. Compañía de Seguros, Mexico City	89	100.0
Allianz of America Inc., Wilmington	5,873	100.0
Allianz of Canada Inc., Toronto	182	100.0
Allianz of South Africa (Proprietary) Ltd., Johannesburg	14	100.0
Allianz pojišťovna a. s., Bratislava	26	100.0
Allianz poistòvna a. s., Prague	24	100.0
Allianz President General Insurance, Taipeh	36	50.0[2]
Allianz President Life Insurance, Taipeh	18	50.0[2]
Allianz-RAS Tutela Giudiziaria S. p. A., Milan	6	100.0
Allianz Re Dublin Ltd., Dublin	11	100.0
Allianz Risk Transfer, Zurich	387	100.0
Allianz Subalpina Società di Assicurazioni e Riassicurazioni S. p. A., Turin	186	71.1
Allianz Suisse Lebensversicherungs-Gesellschaft, Zurich	100	100.0
Allianz Suisse Versicherungs-Gesellschaft, Zurich	363	99.9
Allianz Tiriac Insurance S. A. , Bucharest	8	51.0
Allianz Underwriters Insurance Company, Los Angeles	64	100.0
Allianz Versicherung (Schweiz) AG, Zurich	68	100.0
Allianz Worldwide Care, Dublin	12	100.0

[1] Including shares held by dependent subsidiaries

[2] Controlled by Allianz

Operating subsidiaries	Equity in € mn	% owned[1]
Allianz Zagreb d.d., Zagreb	10	52.0
Allianz (UK) Ltd., London	806	100.0
Arab International Insurance Company, Cairo	9	80.0
Arab International Life Company, Cairo	7	100.0
Assurances Générales de France Iart, Paris	1,820	100.0
Assurances Générales de France Vie, Paris	1,964	100.0
Assurances Générales de France, Paris	5,730	67.8
Banque AGF, Paris	427	100.0
Berner Allgemeine Versicherungs-Gesellschaft, Bern	223	99.9
Berner Lebensversicherungs-Gesellschaft, Bern	19	100.0
Church and General Insurance p.l.c., Dublin	74	100,0
Commercial Bank "Bulgaria Invest" Company Ltd., Sofia	7	99.2
Compagnie d'Assurance de Protection Juridique S. A., Zug	6	100.0
Companhia de Seguros Allianz Portugal S. A., Lisbon	108	64.8
Cornhill Insurance PLC, London	874	98.0[2]
Dresdner Asset Management Ltd., Singapore	3	100.0
dresdnerbank asset management S. A., Luxemburg	32	100.0
Dresdner Bank (Ireland) plc., Dublin	271	100.0
Dresdner Bank Luxembourg S. A., Luxemburg	1,024	100.0
Dresdner Bank (Schweiz) AG, Zurich	101	99.8
Dresdner International Management Services Ltd., Dublin	4	100.0
Dresdner Kleinwort Wasserstein (Japan) Ltd., Hongkong, Tokyo	351	100.0
Dresdner Kleinwort Wasserstein Securities SIM p.A., Milan	30	66.9
Dresdner Kleinwort Wasserstein (South East Asia) Ltd., Singapore	195	100.0
Dresdner RCM Global Investors Holdings (UK) Ltd., London	64	100.0
ELVIA Reiseversicherungs-Gesellschaft, Zurich	22	100.0
Entenial, Guyancourt	334	72.2
EULER, Paris	698	71.5
Fireman's Fund Insurance Company, Novato	3,537	100.0
France Life, Seocho-Ku, Seoul	2	100.0
Groupe Mondial Assistance, Zurich	532	100.0
International Reinsurance Company S. A., Luxemburg	32	100.0
Jefferson Insurance Company of N. Y., New York	106	100.0
LifeU.S.A. Insurance Company, Minneapolis	1,001	100.0
Lloyd 1885 S. p. A., Milan	23	100.0
Lloyd Adriatico S. p. A., Triest	443	99.7
Malaysia British Assurance, Malaysia	35	98.5
Malaysia British Assurance Life, Kuala Lumpur	24	100.0
Merchant Investors Assurance Co. Ltd., Bristol	12	100.0
Nicholas Applegate, San Diego	1,117	100.0
Oppenheimer Capital, Delaware	22	100.0
Orbis Group Ltd., St. Peter Port/Guernsey	7	100.0

[1] Including shares held by dependent subsidiaries

[2] Percentage of voting capital owned: 99.99 %

Operating subsidiaries	Equity in € mn	% owned
Ost-West Allianz Insurance Company, Moscow	1	100.0
Pacific Investment Management Company LLC, a DE LLC, Delaware	89	97.0
Pet Plan Health Care Ltd., London	10	100.0
PIMCO Funds Distributors LLC, Delaware	58	100.0
Privatinvest Bank AG, Salzburg	15	69.0
P. T. Asuransi Allianz Life Indonesia, Jakarta	3	98.7
P. T. Asuransi Allianz Utama Indonesia, Jakarta	8	55.4
RB Vita S. p. A., Milan	146	100.0
Riunione Adriatica di Sicurtà S. p. A., Milan	4,054	51.1[2]
T. U. Allianz Polska S. A., Warsaw	84	100.0
T. U. Allianz Polska Zycie S. A., Warsaw	28	100.0
Veer Palthe Voute N. V., Gouda	7	100.0
Wm. H McGee & Co. Inc., New York	52	100.0
ZA Leven, Nieuwegein	199	100.0
Zwolsche Algemeene Schadeverzekering N. V., Nieuwegein	113	100.0

[1] including shares held by dependent subsidiaries

[2] percentage of voting capital owned: 51.87 %

Associated companies[2]	Equity in € mn	% owned[1]
Autobahn Tank & Rast Holding GmbH, Bonn	21	31.4
Beiersdorf AG, Hamburg	1,458	43.6
Bilfinger + Berger Bauaktiengesellschaft, Mannheim	748	25.1
Heidelberger Zement AG, Heidelberg	3,639	18.1
Karlsruher Lebensversicherung AG, Karlsruhe	175	36.1
Kommanditgesellschaft Allgemeine Leasing GmbH & Co., Grünwald	48	40.5
Monachia Grundstücks-Aktiengesellschaft, Munich	26	48.7
Münchener Rückversicherungs-Gesellschaft AG, Munich	23,602	24.9
TELA Versicherung AG, Berlin/Munich	277	25.0
Allianz CP General Insurance Company Ltd., Bangkok	8	25.0
EUROPENSIONES S. A., Entidad Grestora de Fondos de Pensiones, Madrid	35	49.0
Koç Allianz Hayat Sigorta A. S., Istanbul	17	38.0
Koç Allianz Sigorta T.A.S., Istanbul	21	37.1
National Insurance Company Berhad, Brunei	6	25.0
Russian People's Insurance Society "Rosno", Moscow	26	45.3
Sophia, Paris	821	28.1

[1] Including shares held by dependent subsidiaries

[2] Associated enterprises are all those enterprises other than affiliated enterprises or joint ventures, in which the Group has an interest of between 20 % and 50 % regardless of whether a significant influence is exercised or not.

Other selected holdings in listed companies[1]	Market value in € mn	% owned[2]
AMB Generali Holding AG	602	9.5
BASF AG, Ludwigshafen	2,678	10.9
Bayerische Motorenwerke AG, Munich	1,692	6.5
Bayer AG, Leverkusen	1,524	5.8
Bayerische Hypo- und Vereinsbank AG, Munich	3,024	16.4
Continental AG, Hanover	159	8.0
DaimlerChrysler AG, Stuttgart	780	1.6
Deutsche Bank AG, Frankfurt/Main	2,209	4.5
Deutsche Börse AG, Frankfurt/Main	260	5.9
Deutsche Telekom AG, Bonn	372	0.5
E.ON AG, Düsseldorf	3,736	9.2
ERGO Versicherungsgruppe AG, Düsseldorf	205	1.5
Fresenius AG, Bad Homburg	201	6.0
Karstadt Quelle AG, Essen	724	14.0
Linde AG, Wiesbaden	670	12.3
mg technologies ag, Frankfurt/Main	238	13.0
Norddeutsche Affinerie AG, Hamburg	40	8.7
Preussag AG, Hanover	118	2.4
RWE AG, Essen	2,753	11.4
SAP AG, Walldorf	409	0.9
Schering AG, Berlin	1,422	11.9
SGL Carbon AG, Wiesbaden	38	7.7
Siemens AG, Munich	2,558	3.8
Süd-Chemie AG, Munich	58	19.0
ThyssenKrupp AG, Essen	356	4.2
Vodafone AG, Düsseldorf	1,145	0.7
Volkswagen AG, Wolfsburg	196	1.4
Vossloh AG, Werdohl	18	5.7

[1] Market value >= € 100 mn or percentage of shares owned >= 5 % without trading portfolio of banking business

[2] Including shares held by dependent subsidiaries (incl. consolidated investment fund)

Other selected holdings in listed companies	Market value in € mn	% owned[2]
Abbott Laboratories Inc., Abbott Park, IL	100	0.1
ABN Amro Holding N. V., Amsterdam	110	0.4
Aegon N. V., The Hague	172	0.4
Alcatel S. A., Paris	214	0.9
American Int. Group Inc., New York, NY	151	0.1
Assicurazioni Generali S. p. A., Triest	310	0.8
AstraZeneca PLC, London	201	0.2
Aventis S. A., Schiltigheim	593	1.0
AXA-UAP S. A., Paris	490	1.2
Banca Intesa BCI S. p. A., Milan	375	2.1
Banco Atlantico S. A., Barcelona	42	5.6
Banco Bilbao Vizcaya Argentaria, Bilbao	318	0.7
Banco Popular Espanol S. A., Madrid	466	5.8
Banco Santander Central Hispánico S. A., Madrid	146	0.3
Barclays Bank PLC, London	108	0.2
BNP Paribas, Paris	568	1.3
Bollore Investissement S. A., Puteaux	188	16.0
BP Amoco PLC, London	436	0.2
Banco Portuguès de Investimento (BPI-SGPS) S. A., Porto	129	8.9
Carrefour Supermarché S. A., Paris	267	0.6
CGNU PLC (ex CGU plc), London	247	0.8
Citigroup Inc., New York, NY	203	0.1
Crédit Lyonnais S. A., Paris	1,272	9.9
Credit Suisse Group, Zurich	258	0.4
CRH PLC, Dublin	205	2.0
Dixons Group PLC, Hertfordshire	124	1.6
DMC Dollfus-Mieg et Cie S. A., Paris	12	10.7
Electronic Data Systems Corp., Plano, TX	107	0.3
Endesa S. A., Madrid	135	0.7
ENI S. p. A., Rome	512	0.9
Exxon Mobil Corp., Irving, TX	182	0.1
Fannie Mae Inc., Washington, DC	101	0.1
FleetBoston Financial Corp., Boston, MA	100	0.2
Fortis N. V. , Utrecht	354	0.7
France Télécom S. A., Paris	232	0.4
General Electric Co. Inc., Fairfield, CT	217	0.1
Geodis S. A., Paris	11	8.5
GlaxoSmithKline PLC, Greenford, Middlesex	491	0.3
Groupe Danone S. A., Paris	230	1.1

[1] Market value > = € 100 mn or percentage of shares owned > = 5 % without trading portfolio of banking business

[2] Including shares held by dependent subsidiaries (incl. consolidated investment fund)

Other selected holdings in listed companies[1]	Market value in € mn	% owned[2]
Hana Bank, Seoul	225	12.5
Harwanne S. A., Geneva	14	18.8
HSBC Holdings PLC, London	209	0.2
IBM Corp., Armonk, NY	177	0.1
Immobilière Marseillaise, Marseille	58	8.5
ING Group N. V., Amsterdam	499	0.9
Intel Corp., Santa Clara, CA	132	0.1
Kon. Ahold N. V., Amsterdam	314	1.1
Lloyds TSB Group PLC, Edinburgh	371	0.5
L'Oréal S. A., Paris	211	0.4
Mediobanca S. p. A., Milan	157	1.7
Microsoft Corp., Redmond, WA	285	0.1
Nestlé S. A., Vevey	853	0.9
Nokia Oyj., Nokia	988	0.7
Novartis AG, Basel	818	0.8
Olivetti S. p. A., Ivrea	216	1.7
Pechiney S. A., Paris	298	6.4
PepsiCo Inc., Purchase, NY	121	0.1
Peugeot S. A., Paris	143	1.2
Pfizer Inc., New York, NY	244	0.1
Pharmacia Corp, Peapack, NJ	101	0.2
Philip Morris Companies Inc., New York, NY	106	0.1
Philips Electronics N. V., Amsterdam	397	0.9
Pinault-Printemps-Redoute S. A., Paris	222	1.3
Pirelli & Co. S. p. A., Milan	83	5.1
Prudential Corporation PLC, London	180	0.7
Rolo Banca 1473 S. p. A., Bologna	281	3.4
Royal Bank Scotland Group PLC, Edinburgh	125	0.2
Royal Dutch Petroleum, The Hague	701	0.6
San Paolo IMI S. p. A., Turin	162	0.9
Sanofi-Synthelabo S. A., Paris	161	0.3
Schneider S. A., Boulogne-Billancourt	179	1.4
Schweizer Rückversicherungs-Gesellschaft AG, Zurich	151	0.4
Shell Transport & Trading Co. PLC, London	109	0.1
Société Générale S. A., Paris	747	2.8
STMicroelectronics N. V., Geneva	167	0.5
Suez Lyonnaise des Eaux S. A., Paris	335	1.0
Telecom Italia S. p. A., Rome	371	0.6

[1] Market value >= € 100 mn or percentage of shares owned >= 5 % without trading portfolio of banking business

[2] Including shares held by dependent subsidiaries (incl. consolidated investment fund)

Other selected holdings in listed companies	Market value in € mn	% owned
Telefónica S. A., Madrid	360	0.5
Tesco PLC, Cheshunt, Hertfordshire	228	0.8
TIM S. p. A., Turin	321	0.6
Total Fina Elf S. A., Paris	925	0.8
Tyco International Ltd., Pembroke Bermuda	146	0.1
UBS AG, Zurich	580	0.8
UniCredito Italiano S. p. A., Milan	1,134	5.0
Unilever N. V., Rotterdam	183	0.5
Verizon Communications Inc.(ex Bell Atl.), New York, NY	132	0.1
Vivendi Universal, Paris	538	0.8
Vodafone Group PLC, Newbury	618	0.3
Voest-Alpine AG, Linz	83	8.2
Wal-Mart Stores Inc., Bentonville, AR	188	0.1
Worms et Cie, Paris	346	15.2
Zagrebacka Banka d.d., Zagreb	75	9.9
Zurich Financial Services AG, Zurich	113	0.5

[1] Market value > = € 100 mn or percentage of shares owned > = 5 % without trading portfolio of banking business

[2] Including shares held by dependent subsidiaries (incl. consolidated investment fund)

Other interests

Associated or other non-consolidated asset management companies hold the following shareholdings in the listed companies shown below.

	Equity investments held by asset management companies		Interest of the Allianz Group in the asset management companies
	Market value € mn	% owned	% owned
Deutsche Lufthansa AG, Cologne	576	10.0	50
Heidelberger Druckmaschinen AG, Heidelberg	872	23.9	50
Hochtief AG, Essen	111	10.0	50
MAN AG, München	947	25.8	50

Disclosure of equity investments

Information is filed separately with the Commercial Register in Munich.

Independent Auditors' Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Allianz Aktiengesellschaft, Munich, for the business year from January 1 to December 31, 2001. The preparation and the content of the consolidated financial statements in accordance with International Accounting Standards (IAS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW, Institute of Independent Auditors), and in supplementary compliance with auditing standards generally accepted in the United States of America (U.S. GAAS). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and the evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Accounting Standards (IAS).

Our audit, which also extends to the group management report prepared by the Company's management for the business year from January 1 to December 31, 2001, has not led to any reservations. In our opinion, on the whole, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2001, satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, April 4, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Gerd Geib	Dr. Frank Ellenbürger
Independent Auditor	*Independent Auditor*

The accounting terms explained here are intended to help the reader understand this Annual Report. Most of these terms concern the balance sheet or the income statement. Terminology relating to particular segments of the insurance or banking business has not been included.

Acquisition cost

The amount of cash or cash equivalents paid or the fair value of other consideration given to acquire an asset at the time of its acquisition.

Affiliated enterprises

The parent company of the Group and all consolidated subsidiaries. Subsidiaries are enterprises where the parent company can exercise a dominant influence over their corporate strategy in accordance with the control concept. This is possible, for example, where the parent Group holds, directly or indirectly, a majority of the voting rights, has the power to appoint or remove a majority of the members of the Board of Management or equivalent governing body, or where there are contractual rights of control.

Aggregate policy reserves

Policies in force – especially in life, health, and personal accident insurance – give rise to potential liabilities for which funds have to be set aside. The amount required is calculated actuarially.

Allowance for loan losses

The overall volume of provisions includes allowance for credit loss – deducted from the asset side of the balance sheet – and provisions for risks associated with hedge derivatives and other contingencies, such as guarantees, loan commitments or other obligations, which are stated as liabilities.

Identified counterparty risk is covered by specific credit risk allowances. The size of each allowance is determined by the probability of the borrower's agreed payments regarding interest and installments, with the value of underlying collateral being taken into consideration.

General allowances for loan losses have been established, on the basis of historical loss data.

Country risk allowances are established for transfer risks. Transfer risk is a reflection of the ability of a certain country to serve its external debt. These country risk allowances are based on an internal country rating system which incorporates economic data as well as other facts to categorize countries.

Where it is determined that a loan cannot be repaid, the uncollectable amount is first written off against any existing specific loan loss allowance, or directly recognized as expense in the income statement. Recoveries on loans previously written off are recognized in the income statement under net loan loss provisions.

Assets under management

The total of all investments, valued at current market value, which the Group has under management with responsibility for maintaining and improving their performance. In addition to the Group's own investments, they include investments held for variable annuity policyholders, bank loans and advances, and investments held under management for third parties.

Associated enterprises

All enterprises, other than affiliated enterprises, in which the Group has an interest of between 20 percent and 50 percent, regardless of whether a significant influence is actually exercised or not.

At amortized cost

Under this accounting principle the difference between the acquisition cost and redemption value (of an investment) is added to or subtracted from the original cost figure over the period from acquisition to maturity and credited or charged to income over the same period.

Benefits (net) payable to policyholders
The expense of policyholder benefits (less amounts ceded in reinsurance) comprises loss and loss adjustment expenses, premium refunds, and the net change in insurance reserves.

Capital relating to participating certificates
Amount payable on redemption of participating certificates issued. The participating certificates of Allianz AG carry distribution rights based on the dividends paid, and subscription rights when the capital stock is increased; but they carry no voting rights, no rights to participate in any proceeds of liquidation, and no rights to be converted into shares.

Cash flow statement
Statement showing movements of cash and cash equivalents during an accounting period, classified by three types of activity:
- normal operating activities
- investing activities
- financing activities

Certificated liabilities
Certificated liabilities comprise debentures and other liabilities for which transferable certificates have been issued.

Consolidated interest (%)
The consolidated interest is the total of all interests held by affiliated enterprises and joint ventures in affiliated enterprises, joint ventures, and associated enterprises.

Contingent liabilities
Financial obligations not shown as liabilities on the balance sheet because the probability of a liability actually being incurred is low. Example: guarantee obligations.

Corridor approach
Under this approach to pension plans, actuarial gains and losses are not recognized immediately. Only when the cumulative gains or losses fall outside the corridor is a specified portion recognized in the income statement from the following year onwards. The corridor is 10 percent of the present value of the pension rights accrued or of the independent pension fund assets at market value, if greater.

Credit risk
The risk that one party to a contract will fail to discharge its obligations and thereby cause the other party to incur financial loss.

Current service cost
Net expense in connection with a defined benefit pension obligation, less any contributions made by the beneficiary to the independent pension fund.

Current value
The current value of an investment is normally the same as the market value. If the market value cannot be calculated directly, fair market value is used.

Deferred acquisition costs

Expenses of an insurance company which are incurred in connection with the acquisition of new insurance policies or the renewal of existing policies. They include commissions paid and the costs of processing proposals.

Deferred tax assets/liabilities

The calculation of deferred tax is based on temporary differences between the carrying amounts of assets or liabilities in the published balance sheet and their tax base, and on differences arising from applying uniform valuation policies for consolidation purposes. The tax rates used for the calculation are the local rates applicable in the countries of the enterprises included in the consolidation; changes to tax rates already adopted on the balance sheet date are taken into account.

Defined benefit pension plans

Under these retirement plans the enterprise promises the beneficiary a particular level of benefit. The contribution payable is based on the age of the beneficiary and depends on the level of benefit promised.

Defined contribution pension plans

The central feature of these post-employment benefit plans is the contribution which an enterprise pays into an independent pension fund. The enterprise has no further obligations beyond the amount that it agrees to contribute to the fund and has no interest in the financial results of the independent pension fund. Benefits have to be claimed from the independent pension fund.

Derivative financial instruments (derivatives)

Financial contracts, the values of which move in relationship to the price of an underlying asset. Derivative financial instruments can be classified in relation to their underlying assets (e.g. interest rates, share prices, exchange rates or prices of goods). Important examples of derivative financial instruments are options, futures, forwards and swaps.

Earnings from ordinary activities

Pre-tax profit or loss from activities which an enterprise undertakes in the normal course of business. This does not include extraordinary items, i.e. income or expenses that arise from events or transactions that are clearly distinct from the ordinary activities of the enterprise and are therefore not expected to recur frequently or regularly.

Earnings per share (basic/diluted)

Ratio calculated by dividing the consolidated profit or loss for the year by the average number of shares issued. For calculating diluted earnings per share the number of shares and the profit or loss for the year are adjusted by the dilutive effects of any rights to subscribe for shares which have been or can still be exercised. Subscription rights arise in connection with issues of convertible bonds or share options.

Equity consolidation

The relevant proportion of cost for the investment in a subsidiary is set off against the relevant proportion of the shareholders' equity of the subsidiary.

Equity method

Investments in joint ventures and associated companies are accounted for by this method. They are valued at the Group's proportionate share of the net assets (= shareholders' equity) of the companies concerned. In the case of investments in companies which prepare consolidated financial statements of their own, the valuation is based on the sub-group's consolidated net assets. The valuation is subsequently adjusted to reflect the proportionate share of changes in the company's net assets, a proportionate share of the company's net earnings for the year being added to the Group's consolidated income.

Expense ratio

Underwriting costs (including change in deferred acquisition costs) as a percentage of premiums earned.

Fair value

The amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's length transaction.

FAS

U.S. Financial Accounting Standards on which the details of U.S. GAAP (Generally Accepted Accounting Principles) are based.

Forwards

The parties to this type of transaction agree to buy or sell at a specified future date. The price of the underlying assets is fixed when the deal is struck.

Funds held by/for others under reinsurance contracts

Funds held by others are funds to which the reinsurer is entitled but which the ceding insurer retains as collateral for future obligations of the reinsurer. The ceding insurer shows these amounts as "funds held under reinsurance business ceded."

Futures

Standardized contracts for delivery on a future date, traded on an exchange. Normally, rather than actually delivering the underlying asset on that date, the difference between closing market value and the exercise price is paid.

Goodwill

Difference between the purchase price of a subsidiary and the relevant proportion of its net assets valued at the current value of all assets and liabilities at the time of acquisition. Minority interests are always valued at carried-forward historical cost. Goodwill is amortized over its useful life.

Gross/Net

In insurance terminology the terms gross and net mean before and after deduction of reinsurance respectively. (Net is also referred to as "for own account"). In connection with income from interests in affiliated enterprises, joint ventures and associated enterprises, the term "net" is used where the relevant expenses (e.g. depreciations and losses on the disposal of assets) have already been deducted. In the context of investments the term "net" is used where the relevant expenses (e.g. for investment management or valuation write-downs) have already been deducted from the income. This means that investment income (net) from investments in affiliated enterprises, joint ventures and associated enterprises signifies the net result from these investments.

Hedging
The use of special financial contracts, especially derivative financial instruments, to reduce losses which may arise as a result of unfavorable movements in rates or prices.

IAS
International Accounting Standards.

IAS Framework
The framework for International Accounting Standards (IAS) which sets out the concepts that underlie the preparation and presentation of financial statements for external users.

Investments held on account and at risk of life insurance policyholders
Mainly investments funding variable annuities plus investments to cover obligations under policies where the benefits are index-linked. Policyholders are entitled to the gains recorded on these investments, but also have to carry any losses.

Issued capital and capital reserve
This heading comprises the capital stock, the premium received on the issue of shares, and amounts allocated when option rights are exercised.

Joint venture
An enterprise which is managed jointly by an enterprise in the Group and one or more enterprises not included in the consolidation. The extent of joint management control is more than the significant influence exercised over associated enterprises and less than the control exercised over affiliated enterprises.

Loss frequency
Number of losses in relation to the number of insured risks.

Loss ratio
Loss and loss adjustment expenses as a percentage of premiums earned.

Market value
The amount obtainable from the sale of an investment in an active market.

Minority interests in earnings
That part of net earnings for the year which is not attributable to the Group but to others outside the Group who hold shares in affiliated enterprises.

Minority interests in shareholders' equity
Those parts of the equity of affiliated enterprises which are not owned by companies in the Group.

New cost basis
Historical cost adjusted by depreciation to reflect permanent diminution in value.

Options
Derivative financial instruments where the holder is entitled – but not obliged – to buy (call option) or sell (put option) the underlying asset at a predetermined price sometime in the future. The grantor (writer) of the option, on the other hand, is obliged to transfer or buy the asset and receives a premium for granting the option to the purchaser.

OTC derivatives

Derivative financial instruments which are not standardized and not traded on an exchange but are traded directly between two counterparties via over-the-counter (OTC) transactions.

Pension and similar reserves

Current and future post-employment benefits payable to current and former employees under company pension schemes, accrued as a liability.

Premiums written/earned

Premiums written represent all premium revenues in the year under review. Premiums earned represent that part of the premiums written used to provide insurance coverage in that year. In the case of life insurance products where the policyholder carries the investment risk (e.g. variable annuities), only that part of the premiums used to cover the risk insured and costs involved is treated as premium income.

Reinsurance

Where an insurer transfers part of the risk which he has assumed to another insurer.

Repurchase and reverse repurchase agreements

A repurchase ("repo") transaction involves the sale of securities by the Group to a counterparty, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. The securities concerned are retained in the Group's balance sheet for the entire lifetime of the transaction, and are valued in accordance with the accounting principles for trading assets or investment securities, respectively. The proceeds of the sale are reported in liabilities to banks or to customers, as appropriate.

A reverse repo transaction involves the purchase of securities with the simultaneous obligation to sell these securities at a future date, at an agreed price. Such transactions are reported in loans and advances to banks, or loans and advances to customers, respectively.

Interest income from reverse repos and interest expenses from repos are accrued evenly over the lifetime of the transactions and reported under interest income/interest expenses and similar income/expenses.

Reserve for loss and loss adjustment expenses

Reserves for the cost of insurance claims incurred by the end of the year under review but not yet settled.

Reserve for premium refunds

That part of the operating surplus which will be distributed to policyholders in the future. This refund of premiums is made on the basis of statutory, contractual, or company by-law obligations, or voluntary undertaking.

Revenue reserves

In addition to the reserve required by law in the financial statements of the Group parent company, this item consists mainly of the undistributed profits of Group enterprises and amounts transferred from consolidated net income.

Securities available for sale

Securities available for sale are securities which are neither held with the intent that they will be held to maturity nor have been acquired for sale in the near term; securities available for sale are shown at their market value on the balance sheet date.

Securities held to maturity

Securities held to maturity comprise debt securities held with the intent and ability that they will be held to maturity. They are valued at amortized cost.

Segment reporting

Financial information based on the consolidated financial statements, reported by business segments (life/health, property/casualty, and financial services) and by regions and products.

Subordinated assets

Assets are recorded as subordinated assets if, in the case of liquidation or bankruptcy, the related claim cannot be realized before the claims of other creditors are realized.

Subordinated liabilities

Liabilities which, in the event of liquidation or bankruptcy, are not settled until after all other liabilities.

Swaps

Agreements between two counterparties to exchange payment streams over a specified period of time. Important examples include currency swaps (in which payment streams and capital in different currencies are exchanged) and interest rate swaps (in which the parties agree to exchange normally fixed interest payments for variable interest payments in the same currency).

Trading assets

Trading assets are debt issues and stocks as other financing instruments (essentially derivatives, note loans und precious metals holding) which have been acquired solely for sale in the near term. They are shown in the balance sheet at fair value.

Trading income

Trading income includes all realized and unrealized profits and losses from trading assets and trading liabilities. In addition, it includes commissions as well as any interest or dividend income from trading activities as well as refinancing costs.

Trading liabilities

Trading liabilities include primarily negative market values from derivatives and short selling of securities. Short sales are made to generate income from short-term price changes. Shorts sales of securities are recorded at market value on the balance sheet date. Derivatives shown as trading liabilities are valued the same way as trading assets.

Underwriting costs

Commissions, salaries, general expenses and other expenses relating to the acquisition and ongoing administration of insurance policies. The net figure is after expenses recovered from reinsurers have been deducted.

Unearned premiums

Premiums written attributable to income of future years. The amount is calculated separately for each policy and for every day that the premium still has to cover.

Unrecognized gains/losses

Amount of actuarial gains or losses, in connection with defined benefit pension plans, which are not yet recognized as income or expenses (see also "corridor approach").

Unrecognized past service cost

Present value of increases in pension benefits relating to previous years' service, not yet recognized in the pension reserve.

U.S. GAAP

U.S. Generally Accepted Accounting Principles.

Variable annuities

The benefits payable under this type of life insurance depend primarily on the performance of the investments in a mutual fund. The policyholder shares equally in the profits or losses of the underlying investments.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11, 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: 
Richard Lips
Corporate Communications

By: 
Reinhard Preusche
Head of Compliance

DATE: May 7, 2002